Form 40-F
period 2021-04-30
ImmunoPrecise Antibodies Ltd.
filed 2021-07-28
CIK 1715925

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2021

Commission File Number 001-39530

IMMUNOPRECISE ANTIBODIES LTD.

(Exact name of Registrant as specified in its charter)

Not applicable

(Translation of Registrant’s name into English (if applicable))

British Columbia	8731	98-1508109
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

3204-4464 Markham Street

Victoria, British Columbia V8Z 7X8

(250) 483-0308

(Address and telephone number of Registrant’s principal executive offices)

ImmunoPrecise Antibodies (USA), Ltd.

4837 Amber Valley Parkway Suite 11

Fargo, ND 58104

(701) 353-0022

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, no par value	IPA	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 19,169,216 Common Shares, no par value, issued and outstanding as of April 30, 2021

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes  ☒             No  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

This Annual Report on Form 40-F and the documents filed as exhibits hereto, contain forward-looking statements that reflect ImmunoPrecise Antibodies Ltd.’s (the “Company” or the “Registrant,” sometimes referred to as “we,” “us” and “our”) management’s expectations with respect to future events, our financial performance and business prospects, under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, and forward-looking information within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “would”, “could”, “likely”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 16 of the Annual Information Form for the year ended April 30, 2021, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and under the heading “Risks and Uncertainties” on page 21 of the Company’s Management’s Discussion & Analysis for the year ended April 30, 2021, attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference, and in other filings that the Company has made and may make with applicable securities authorities in the future. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including, without limitation, the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the exhibits incorporated by reference into this Annual Report should not be unduly relied upon.

The Company’s forward-looking statements contained in the exhibits incorporated by reference into this Annual Report on Form 40-F are made as of the respective dates set forth in such exhibits. In preparing this Annual Report on Form 40-F, the Company has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Company assume any obligation to update such forward-looking statements in the future, except as required by applicable laws. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and they are not comparable to financial statements of United States companies.

PRINCIPAL DOCUMENTS

The following documents, filed as Exhibits 99.1, 99.2 and 99.3 to this Annual Report on Form 40-F, are hereby incorporated by reference into this Annual Report on Form 40-F:

(a)	Annual Information Form for the year ended April 30, 2021;
(b)	Audited Consolidated Financial Statements for the years ended April 30, 2021 and 2020 together with the notes thereto, including the report of the independent auditor thereon; and
(c)	Management’s Discussion and Analysis dated July 27, 2021, for the year ended April 30, 2021.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at April 30, 2021 were effective.

While the Company’s Chief Executive Officer and Chief Financial Officer believe the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes In Internal Control Over Financial Reporting

During the year ended April 30, 2021 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended April 30, 2021.

AUDIT COMMITTEE

Audit Committee

The board of directors of the Company (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s Audit Committee is comprised of three directors, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and applicable Nasdaq rules) and are financially literate, James Kuo (Chair), Greg Smith and Robert Burke.

Audit Committee Financial Expert

The Board has determined that Greg Smith of the Audit Committee qualifies as an “audit committee financial expert” within the meaning of Item 407 of Regulation S-K. The Board has further determined that all members of the Audit Committee are “independent” within the meaning of applicable Commission regulations and the listing standards of the Nasdaq Stock Market LLC.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert’ for any purpose, or impose any duties, obligations or liability on such person that are greater than those imposed on member of the audit committee and the board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which qualifies as a “code of ethics” within the meaning of Form 40-F, that is applicable to each of our directors, officers and employees, including our chief executive officer, chief financial officer, corporate controller and persons performing similar functions. There were no amendments, or waivers granted in respect of, the Code of Ethics and Business Conduct during the fiscal year ended April 30, 2021. The Code of Ethics and Business Conduct is available at https://www.immunoprecise.com/company/governance/.Amendments to the Code of Ethics and Business Conduct and waivers, if any, for executive officers will be disclosed on the Company’s website. Except for the Code of Ethics and Business Conduct, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report on form 40-F or in the documents incorporated by reference herein or attached as Exhibits hereto.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Crowe MacKay LLP acted as the independent registered public accounting firm of the Company for the fiscal year ended April 30, 2021. See the section “Audit Fees” in our Annual Information Form, attached as Exhibit 99.1 to this Annual Report, which section is incorporated by reference herein, for the total amount billed to the Company by Crowe MacKay LLP, for services performed in the last two fiscal years by category of service (for audit fees, audit related fees, tax fees and all other fees).

AUDIT COMMITTEE PRE-APPROVAL POLICES AND PROCEDURES

Under its charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the Company’s external auditors in relation to us or any of our subsidiaries. The pre-approval process for non-audit services also involves consideration of the potential impact of such services on the independence of the external auditors and whether the service for which approval is sought is a prohibited service under applicable laws, regulations, rules or listing standards. The Company did not receive any non-audit services or tax services from the principal accountant in the last two fiscal years. Accordingly, pre-approval by the Audit Committee was not required.

The Audit Committee may delegate the pre-approval of services provided by the external auditor to one or more members of the Audit Committee, which member(s) shall be independent to the extent required by any applicable law, regulation, rule or listing standard. Any such delegate shall report his or her approvals to the Audit Committee at the next scheduled meeting.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

As a foreign private issuer under the Exchange Act, the Company is permitted under Nasdaq Rule 5615(a)(3) to follow its home country practice in lieu of certain Nasdaq corporate governance standards. In order to claim such exemption, the Company must disclose the Nasdaq corporate governance standards that it does not follow and describe the home country practice that it follows in lieu of such standards. The disclosure of governance differences may be found on the Company’s website at https://www.immunoprecise.com/company/governance/.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The information provided under the heading “Contractual Obligations and Contingencies”, in Exhibit 99.3, the Company’s 2021 MD&A is incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

ImmunoPrecise Antibodies Ltd. (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change in the name or address of the agent for service of process of the Company shall be communicated promptly to the SEC by an amendment to the Form F-X referencing the file number of the registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IMMUNOPRECISE ANTIBODIES, LTD.

By:	/s/ Jennifer Bath
Name:	Jennifer Bath
Title:	President and Chief Executive Officer

Dated July 27, 2021

Exhibit Index

Exhibit Number	Description

99.1	Annual Information Form for the year ended April 30, 2021
99.2	Audited Consolidated Financial Statements for the years ended April 30, 2021 and 2020 together with the notes thereto, including the report of the independent auditor thereon.
99.3	Management’s Discussion and Analysis dated July 27, 2021, for the year ended April 30, 2021
99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
99.7 99.8	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350 Consent of Crowe MacKay LLP