Form 40-F/A
period 2021-04-30
ImmunoPrecise Antibodies Ltd.
filed 2021-09-29
CIK 1715925

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment NO. 1 TO

FORM 40-F/A

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

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 40-F (the “Form 40-F/A”) for the year ended April 30, 2021 is being filed to furnish the financial statements of ImmunoPrecise Antibodies Ltd. (the “Company”) for the fiscal year ended April 30, 2021 formatted in eXtensible Business Reporting Language (“XBRL”).

No other changes have been made to the Form 40-F other than the furnishing of the exhibit described above. This Amendment No. 1 does not reflect subsequent events occurring after the original date of the Form 40-F or modify or update in any way disclosures made in the Form 40-F.

Exhibit Index

Exhibit Number	Description

99.1*	Annual Information Form for the year ended April 30, 2021
99.2*	Audited Consolidated Financial Statements for the years ended April 30, 2021 and 2020 together with the notes thereto, including the report of the independent auditor thereon.
99.3*	Management’s Discussion and Analysis dated July 27, 2021, for the year ended April 30, 2021
99.4*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.5*	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.6*	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350
99.7*	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350
99.8*	Consent of Crowe MacKay LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Previously filed.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IMMUNOPRECISE ANTIBODIES, LTD.

By:	/s/ Jennifer Bath
Name:	Jennifer Bath
Title:	President and Chief Executive Officer

Date: September 28, 2021

3