Form 40-F
period 2022-04-30
ImmunoPrecise Antibodies Ltd.
filed 2022-07-29
CIK 1715925

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2022
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 24,476,846 Common Shares, no par value, issued and outstanding as of April 30, 2022
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
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
ImmunoPrecise Antibodies Ltd. (the “Company” or the “Registrant,” sometimes referred to as “we,” “us” and “our”) is a Canadian issuer that is permitted, under the multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report on Form
40-F
(the “Annual Report”) pursuant to Section 13 of the United States Securities Exchange Act of 1934 (the “Exchange Act”), as amended, in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company is a “foreign private issuer” as defined in Rule
3b-4
under the Exchange Act and Rule 405 under the United States Securities Act of 1933, as amended (the “Securities Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to
Rule 3a12-3
thereunder.
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This Annual Report and the documents filed as exhibits hereto, contain forward-looking statements that reflect the Company’s management’s expectations with respect to future events, our financial performance and business prospects, under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, and forward-looking information within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “would”, “could”, “likely”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 16 of the Annual Information Form for the year ended April 30, 2022, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and under the heading “Risks and Uncertainties” on page 21 of the Company’s Management’s Discussion & Analysis for the year ended April 30, 2022, attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference, and in other filings that the Company has made and may make with applicable securities authorities in the future. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including, without limitation, the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat
COVID-19
(or
SARS-CoV-2)
or to complete any transactions with respect to those antibodies. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the exhibits incorporated by reference into this Annual Report should not be unduly relied upon.
The Company’s forward-looking statements contained in the exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such exhibits. In preparing this Annual Report, the Company has not updated such forward-looking statements to reflect any subsequent information, events or circumstances or otherwise, or any change in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof, nor does the Company assume any obligation to update such forward-looking statements in the future, except as required by applicable laws. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.
NOTE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under the multi-jurisdictional disclosure system adopted by the SEC, to prepare this Annual Report in accordance with Canadian disclosure requirements, which differ from those of the United States. The Company has prepared its financial statements, which are filed as Exhibit 99.2 to this Annual Report and incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and which are not comparable to financial statements of United States companies.
PRINCIPAL DOCUMENTS
The following documents are filed as exhibits to this Annual Report:

(a)	Annual Information Form
The Registrant’s annual information form for the year ended April 30, 2022 is attached as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein;

(b)	Audited Consolidated Annual Financial Statements
The Registrant’s audited consolidated financial statements for the years ended April 30, 2022 and 2021, together with the notes thereto, including the report of the independent auditor thereon, is attached as
Exhibit 99.2
to this Annual Report, and is incorporated by reference herein; and

(c)	Management’s Discussion and Analysis
The Registrant’s management’s discussion and analysis for the year ended April 30, 2022 is attached as
Exhibit 99.3
to this Annual Report, and is incorporated by reference herein.
TAX MATTERS
Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Management of the Company, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule
13a-15(e)
and
15d-15(e)
of the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the CEO and CFO by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure. The CEO and the CFO, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at April 30, 2022 were effective.
Management’s Annual Report on Internal Control over Financial Reporting
The Company’s management has employed a framework consistent with Exchange Act Rule
13a-15(c),
to evaluate the Company’s internal control over financial reporting described below. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.
Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls for the period covered by this Annual Report. Based on this evaluation, management concluded that our internal control over financial reporting were appropriately designed and effective as at April 30, 2022 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

The Company’s management, including the CEO and CFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.
Due to its inherent limitations, internal controls over financial reporting and disclosure may not prevent or detect all misstatements. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and procedures and may make modifications from time to time as considered necessary.
Attestation Report of the Registered Public Accounting Firm
In accordance with the United States Jumpstart Our Business Startup Act (the “JOBS Act”) enacted on April 5, 2012, the Registrant qualifies as an “emerging growth company” (an “EGC”), which entitles the Registrant to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not EGCs. Specifically, the JOBS Act defers the requirement to have the Registrant’s independent auditor assess the Registrant’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Registrant is exempt from the requirement to include an auditor attestation report in this Annual Report, and will continue to be exempt from such requirement, for so long as the Registrant remains an EGC, which may be for as long as five years following its initial registration in the United States.
Changes in Internal Control Over Financial Reporting
During the year ended April 30, 2022 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended April 30, 2022.
AUDIT COMMITTEE
Audit Committee
The board of directors of the Company (the “Board”) has a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. As of the date of this Annual Report, the Company’s Audit Committee is comprised of James Kuo (Chair), Greg Smith and Robert Burke, each of whom, in the opinion of the Company’s Board, are independent based on the criteria for independence under Rule
10A-3
of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Stock Market Rules (the “NASDAQ”).
The Board has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.
Audit Committee Financial Expert
The Board has determined that Greg Smith of the Audit Committee qualifies as an “audit committee financial expert” within the meaning of Item 407(d)(5)(ii) of Regulation
S-K
under the Exchange Act and Rule 5605(c)(2)(A) of NASDAQ.
The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert’ for any purpose, or impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

CODE OF ETHICS
We have adopted a Code of Ethics and Business Conduct, which qualifies as a “code of ethics” within the meaning of Form
40-F,
that is applicable to each of our directors, officers and employees, including our CEO, CFO, corporate controller and persons performing similar functions. There were no amendments, or waivers granted in respect of, the Code of Ethics and Business Conduct during the fiscal year ended April 30, 2022. The Code of Ethics and Business Conduct is available at
https://www.immunoprecise.com/company/governance/
.Amendments to the Code of Ethics and Business Conduct and waivers, if any, for executive officers will be disclosed on the Company’s website. Except for the Code of Ethics and Business Conduct, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report on form
40-F
or in the documents incorporated by reference herein or attached as Exhibits hereto.
PRINCIPAL ACCOUNTING FEES AND SERVICES
Crowe MacKay LLP and Grant Thornton LLP, Chartered Professional Accountants, acted as the independent registered public accounting firms of the Company for the fiscal years ended April 30 2021 and April 30, 2022, respectively. See the section “Audit Fees” in our Annual Information Form, attached as Exhibit 99.1 to this Annual Report, which section is incorporated by reference herein, for the total amount billed to the Company by Crowe MacKay LLP and Grant Thornton LLP, for services performed in the last two fiscal years by category of service (for audit fees, audit related fees, tax fees and all other fees).
AUDIT COMMITTEE
PRE-APPROVAL
POLICES AND PROCEDURES
Under its charter, the Audit Committee is required to
pre-approve
all
non-audit
services to be performed by the Company’s external auditors in relation to us or any of our subsidiaries. The pre-approval
process for
non-audit
services also involves consideration of the potential impact of such services on the independence of the external auditors and whether the service for which approval is sought is a prohibited service under applicable laws, regulations, rules or listing standards. The Company did not receive any non-audit
services or tax services from its principal accountants in the last two fiscal years. Accordingly, pre-approval
by the Audit Committee was not required and no
non-audit
services were approved pursuant to the de minimis exemption to the pre-approval
requirement set forth in Rule
2-01(c)(7)(i)(C)
of Regulation
S-X.
The Audit Committee may delegate the
pre-approval
of services provided by the external auditor to one or more members of the Audit Committee, which member(s) shall be independent to the extent required by any applicable law, regulation, rule or listing standard. Any such delegate shall report his or her approvals to the Audit Committee at the next scheduled meeting.
NASDAQ STATEMENT OF GOVERNANCE DIFFERENCES
The Company is a “foreign private issuer” and its common shares are listed on The NASDAQ Stock Market LLC and the TSX Venture Exchange. The Company is permitted under NASDAQ Rule 5615(a)(3) to follow its home country practice in lieu of certain NASDAQ corporate governance standards. In order to claim such exemption, the Company must disclose the NASDAQ corporate governance standards that it does not follow and describe the home country practice that it follows in lieu of such standards. The disclosure of corporate governance differences may be found on the Company’s website at https://www.immunoprecise.com/company/governance/.
MINE SAFETY DISCLOSURE
Not applicable.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form
40-F;
the securities in relation to which the obligation to file an annual report on Form
40-F
arises; or transactions in said securities.
B. Consent to Service of Process
The Registrant has previously filed with the SEC a written consent to service of process on Form
F-X.
Any change in the name or address of the agent for service of process of the Registrant shall be communicated promptly to the SEC by an amendment to the Form
F-X
referencing the file number of the Registrant.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on
Form 40-F
and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

IMMUNOPRECISE ANTIBODIES, LTD.

By:	/s/ Jennifer Bath
Name:	Jennifer Bath
Title:	President and Chief Executive Officer
Dated July 29, 2022
EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the year ended April 30, 2022

99.2	Audited Consolidated Financial Statements for the years ended April 30, 2022 and 2021 together with the notes thereto, including the report of the independent auditor thereon.

99.3	Management’s Discussion and Analysis for the year ended April 30, 2022

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.8	Consent of Crowe MacKay LLP (PCAOB ID 1462)

99.9	Consent of Grant Thornton LLP (PCAOB ID 248)