Form 40-F
period 2023-04-30
ImmunoPrecise Antibodies Ltd.
filed 2023-07-10
CIK 1715925

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2023

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 25,050,260 Common Shares, no par value, issued and outstanding as of April 30, 2023

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

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

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ 1

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ 1

1 Checkboxes are blank pending effectiveness of underlying rules.

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

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This Annual Report and the documents filed as exhibits hereto, contain forward-looking statements that reflect the Company’s management’s expectations with respect to future events, our financial performance and business prospects, under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act, and forward-looking information within the meaning of applicable Canadian securities legislation. All statements other than statements of historical fact are forward-looking statements. The use of the words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “would”, “could”, “likely”, “potential”, “proposed” and other similar words (including negative and grammatical variations), or statements that certain events or conditions “may” or “will” occur, and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 16 of the Annual Information Form for the year ended April 30, 2023, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and under the heading “Risks and Uncertainties” on page 21 of the Company’s Management’s Discussion & Analysis for the year ended April 30, 2023, attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference, and in other filings that the Company has made and may make with applicable securities authorities in the future. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, including, without limitation, the Company’s beliefs with respect to the potential for its antibodies to be further developed or approved to treat COVID-19 (or SARS-CoV-2) or to complete any transactions with respect to those antibodies. No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the exhibits incorporated by reference into this Annual Report should not be unduly relied upon.

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

PRINCIPAL DOCUMENTS

The following documents are filed as exhibits to this Annual Report:

(a)
Annual Information Form

The Registrant’s annual information form for the year ended April 30, 2023 is attached as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein;

(b)
Audited Consolidated Annual Financial Statements

The Registrant’s audited consolidated financial statements for the years ended April 30, 2023 and 2022, together with the notes thereto, including the report of the independent auditor thereon, is attached as Exhibit 99.2 to this Annual Report, and is incorporated by reference herein; and

(c)
Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis for the year ended April 30, 2023 is attached as Exhibit 99.3 to this Annual Report, and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding, or disposing of the Company’s securities may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the CEO and CFO by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure. The CEO and the CFO, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at April 30, 2023 were effective.

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

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls for the period covered by this Annual Report. Based on this evaluation, management concluded that our internal control over financial reporting were appropriately designed and effective as at April 30, 2023 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

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

Changes in Internal Control Over Financial Reporting

During the year ended April 30, 2023 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended April 30, 2023.

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

CODE OF ETHICS

We have adopted a Code of Ethics and Business Conduct, which qualifies as a “code of ethics” within the meaning of that term under Form 40-F, that is applicable to each of our directors, officers and employees, including our CEO, CFO, corporate controller and persons performing similar functions. There were no amendments, or waivers granted in respect of, the Code of Ethics and Business Conduct during the fiscal year ended April 30, 2023. The Code of Ethics and Business Conduct is available at https://ir.ipatherapeutics.com/governance/governance-documents.Amendments to the Code of Ethics and Business Conduct and waivers, if any, for executive officers will be disclosed on the Company’s website. Except for the Code of Ethics and Business Conduct, no information contained on the Company’s website or any other site shall be incorporated by reference into this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Grant Thornton LLP, Chartered Professional Accountants, acted as the independent registered public accounting firms of the Company for the fiscal years ended April 30, 2022 and April 30, 2023. See the section “Audit Fees” in our Annual Information Form, attached as Exhibit 99.1 to this Annual Report, which section is incorporated by reference herein, for the total amount billed to the Company by Crowe MacKay LLP and Grant Thornton LLP, for services performed in the last two fiscal years by category of service (for audit fees, audit related fees, tax fees and all other fees).

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

NASDAQ STATEMENT OF GOVERNANCE DIFFERENCES

The Company is a “foreign private issuer” and its common shares are listed on The NASDAQ Stock Market LLC. The Company is permitted under NASDAQ Rule 5615(a)(3) to follow its home country practice in lieu of certain NASDAQ corporate governance standards. In order to claim such exemption, the Company must disclose the NASDAQ corporate governance standards that it does not follow and describe the home country practice that it follows in lieu of such standards. The disclosure of corporate governance differences may be found on the Company’s website at https://ir.ipatherapeutics.com/governance/governance-documents.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

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

IMMUNOPRECISE ANTIBODIES, LTD.

By:	/s/ Jennifer Bath
Name:	Jennifer Bath
Title:	President and Chief Executive Officer

Dated July 10, 2023

EXHIBIT INDEX

Exhibit Number	Description

99.1	Annual Information Form for the year ended April 30, 2023

99.2	Audited Consolidated Financial Statements for the years ended April 30, 2023 and 2022 together with the notes thereto, including the report of the independent auditor thereon.

99.3	Management’s Discussion and Analysis for the year ended April 30, 2023

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.5	Certification of Chief Financial Officer required by Rules 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350

99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.8	Consent of Grant Thornton LLP (PCAOB ID 248)