Form 20-F
period 2024-04-30
ImmunoPrecise Antibodies Ltd.
filed 2024-07-29
CIK 1715925

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39530

ImmunoPrecise Antibodies Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8, Canada

(Address of principal executive offices)

Kristin Taylor, (701) 404-1043, ktaylor@ipatherapeutics.com

3204 - 4464 Markham Street, Victoria, British Columbia V8Z 7X8, Canada

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	IPA	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 26,944,500 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the Company is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Company has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Company was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the Company is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Company has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued By the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to previous question, indicate by check mark which financial statement item the Company has elected to follow. Item 17☐ Item 18☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

INTRODUCTION

In this Annual Report on Form 20-F (the “Annual Report”), “IPA,” “Company,” “we,” “us” and “our” refer to ImmunoPrecise Antibodies Ltd. and its consolidated subsidiaries.

Information contained in this Annual Report is given as of April 30, 2024, the fiscal year end of Company, unless otherwise specifically stated.

Market and industry data used throughout this Annual Report was obtained from various publicly available sources. Although the Company believes that these independent sources are generally reliable, the accuracy and completeness of such information are not guaranteed and have not been verified due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and the limitations and uncertainty inherent in any statistical survey of market size, conditions and prospects.

Statements made in this Annual Report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we file any of these documents as an exhibit to this Annual Report, you may read the document itself for a complete description of its terms.

The Company reports under International Financial Reporting Standards as issued by the International Accounting Standards Board. None of the consolidated financial statements contained in this Annual Report were prepared in accordance with generally accepted accounting principles in the United States. The Company's financial statements are presented in Canadian dollars. In this Annual Report, unless otherwise indicated, all dollar amounts and references to "$" or "CAD$" are to Canadian dollars and references to "U.S.$" are to United States dollars, but most of the figures included in this Annual Report, including the Company's financial statements, are in Canadian dollars.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” and “forward-looking information” within the meaning of United States and Canadian securities laws (collectively, “forward-looking statements”) about the Company which reflect management's expectations regarding the Company's future growth, results of operations, operational and financial performance and business prospects and opportunities. In addition, the Company may make or approve certain statements in future filings with Canadian and United States regulatory authorities, in news releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to statements preceded by, followed by, or that include words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intends", "plan", "forecast", "budget", "schedule", "project", "estimate", "outlook", or the negative of those words or other similar or comparable words.

Forward-looking statements involve significant risks, assumptions, uncertainties, and other factors that may cause actual future performance, achievements, or other realities to differ materiality from those expressed or implied in any forward-looking statements and, accordingly, should not be read as guarantees of future performance, achievements, or realities. Although the forward-looking statements contained in this Annual Report and the documents incorporated by reference herein and therein reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements. A number of risks and factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements. Such risks and factors include, but are not limited to, the following:

•
negative operating cash flow;
•
liquidity and future financing risk;
•
the financial position of the Company and its potential need for additional liquidity and capital in the future;
•
the success of any of the Company's current or future strategic alliances;
•
the Company may become involved in regulatory or agency proceedings, investigations and audits;
•
the Company may be subject to litigation in the ordinary course of its business;
•
the ability of the Company to obtain, protect and enforce patents on its technology and products;
•
risks associated with applicable regulatory processes;
•
the ability of the Company to achieve publicly announced milestones;
•
the effectiveness of the Company's business development and marketing strategies;
•
the competitive conditions of the industry in which the Company operates;
•
market perception of smaller companies;
•
the Company cannot assure the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies;
•
the ability of the Company to manage growth;
•
the selection and integration of acquired businesses and technologies;
•
the Company may lose clients;
•
any reduction in demand;
•
any reduction or delay in government funding of research and development ("R&D");
•
costs of being a public company in the United States;
•
the Company may fail to meet the delivery and performance requirements set forth in client contracts;
•
the Company may become subject to patent and other intellectual property litigation;
•
the Company's dependence upon key personnel;
•
the Company may not achieve sufficient brand awareness;
•
the Company's directors and officers may have interests which conflict with those of the Company;
•
the outsourcing trend in non-clinical discovery stages of drug discovery;
•
the Company's products, services and expertise may become obsolete or uneconomical;

•
the effect of global economic conditions;
•
the Company has a limited number of suppliers;
•
the Company may become subject to liability for risks against which it cannot insure;
•
clients may restrict the Company's use of scientific information;
•
the Company may experience failures of its laboratory facilities;
•
any contamination in animal populations;
•
any unauthorized access into information systems;
•
prospective investors' ability to enforce civil liabilities;
•
the Company's status as a foreign private issuer;
•
exposure to foreign exchange rates;
•
the effects of future sales or issuances of equity securities or debt securities;
•
the market price of the common shares of the Company (the “Common Shares”) may experience volatility;
•
the anticipated use of proceeds from this offering, if any;
•
the Company has not declared or paid any dividends on the Common Shares and does not intend to do so in the foreseeable future; and
•
a liquid market for the Common Shares may not develop.

Although the Company has attempted to identify important risks and factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Further, any forward-looking statements are made as of the date of the Annual Report or the documents incorporated by reference herein and therein, as applicable. Other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statement. Accordingly, readers should not place undue reliance on forward-looking statements contained in this Annual Report or the documents incorporated by reference herein and therein. All forward-looking statements disclosed in this Annual Report and the documents incorporated by reference herein and therein are qualified by this cautionary statement.

STATUS AS AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 3(a) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which we had total annual gross revenues of U.S.$1,235,000,000 (as such amount is indexed for inflation every 5 years by the United States Securities and Exchange Commission (“SEC”)) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of equity securities pursuant to an effective registration statement under the United States Securities Act of 1933, as amended (the “Securities Act”); (c) the date on which we have, during the previous 3-year period, issued more than U.S.$1,000,000,000 in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Exchange Act Rule 12b-2.

Generally, a registrant that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act a management report on internal control over financial reporting and, subject to an exemption available to registrants that are neither an “accelerated filer” or a “large accelerated filer” (as those terms are defined in Exchange Act Rule 12b-2), an auditor attestation report on management’s assessment of internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report on management’s assessment of internal controls over financial reporting in its annual reports filed under the Exchange Act, even if we were to qualify as an “accelerated filer”. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

Foreign Private Issuer Filings

We are considered a “foreign private issuer” pursuant to Rule 405 promulgated under the Securities Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our quarterly financial statements on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for United States domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by United States residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our “foreign private issuer status” we would be required to comply with Exchange Act reporting and other requirements applicable to United States domestic issuers, which are more detailed and extensive than the requirement for foreign private issuers.

NON-IFRS MEASURES

The information presented in this Annual Report includes certain measures that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies. The Company uses non-IFRS measures, including “adjusted EBITDA” and “adjusted operating expenses” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Management believes that these measures provide useful information in that they may exclude amounts that are not indicative of the Company’s core operating results and ongoing operations and provide a more consistent basis for comparison between periods.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.
Reserved.
B.
Capitalization and Indebtedness

Not applicable.

C.
Reasons for the Offer and Use of Proceeds

Not applicable.

D.
Risk Factors

There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals. The risks described below are not the only ones we will face. If any of these risks actually occur, our business, financial condition or results of operations may be materially and adversely affected. In that case, the trading price of our securities could decline and investors in such securities could lose all or part of their investment.

We currently have negative operating cash flows.

We have negative cash flow from operating activities and have historically incurred net losses. There is no assurance that we will generate sufficient revenues in the near future. To the extent that we have negative operating cash flows in future periods, we may need to deploy a portion of our existing working capital to fund such negative cash flows. We expect to need to raise additional funds through issuances of securities or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to us as those previously obtained, or at all. If we are unable to obtain additional financing from outside sources and eventually generate enough revenues, we may be forced to sell a portion or all of our assets, or curtail or discontinue our operations. If any of these events happen, investors may lose all or part of their investment.

We may have difficulties in managing our liquidity risk, which may adversely affect our financial and operating performance and limit our growth.

Although we are a going concern, we do not have cash reserves to fund all our operations for one year, and strategic future growth and expansion plans. We have historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that we have negative operating cash flows in future periods, we may need to deploy a portion of our existing working capital to fund such negative cash flows. We may need to raise additional funds through issuances of Common Shares or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to us as those previously obtained, or at all. If we are unable to obtain additional financing from outside sources and eventually generate enough revenues, we may be forced to sell a portion or all of our assets or curtail or discontinue our operations.

We have additional needs for liquidity and capital which may have an adverse impact on our business.

We are an AI-driven biopharmaceutical discovery and development company focused on creating safer and more efficacious novel therapeutic antibodies. IPA does not seek regulatory approval of its early-stage candidates, but instead, aims to out-license its assets prior to clinical trial research. We have not generated substantial revenues from collaboration and licensing agreements to date, and have incurred significant research, development and other expenses related to ongoing operations. As a result, we have not been profitable and have incurred operating losses in every reporting period since inception and have a significant accumulated deficit. Operating costs are expected to increase in the near term as we continue to build our AI-driven software development, namely LENSai, and expect that this continue until either subscription-based payments our future product sales, and/or partnership fees, licensing fees, milestone payments and/or royalty payments are sufficient to generate revenues to fund continuing operations. We are unable to predict the extent of any future losses or when our business will become profitable, if ever. Even if we achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

We have and will continue to enter into strategic alliances which may have an adverse impact on our business.

We currently have, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to enter into strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operation.

We may not be able to enter into collaboration agreements on terms favorable to us or at all. Furthermore, some of those agreements may give substantial responsibility over our drug candidates to the collaborator.

If we enter into collaboration agreements for one or more of our drug candidates, the success of such drug candidates will depend in great part upon our collaborators’ success in promoting them as superior to other treatment alternatives. We believe that our drug candidates may be proven to offer disease treatment with notable advantages over other drugs. However, there can be no assurance that we will be able to prove these advantages or that the advantages will be sufficient to support the successful commercialization of our drug candidates.

We may become subject to litigation, regulatory or agency proceedings, investigations and audits.

Our business requires compliance with many laws and regulations. Failure to comply with these laws and regulations could subject us to regulatory or agency proceedings or investigations and could also lead to damage awards, fines and penalties. We may become involved in a number of government or agency proceedings, investigations and audits. The outcome of any regulatory or agency proceedings, investigations, audits, and other contingencies could harm our reputation, require us to take, or refrain from taking, actions that could harm our operations or require us to pay substantial amounts of money, harming our financial condition. There can be no assurance that any pending or future regulatory or agency proceedings, investigations and audits will not result in substantial costs or a diversion of management’s attention and resources or have a material adverse impact on our business, financial condition and results of operations.

We carry litigation risk.

We may become party to litigation from time to time in the ordinary course of business including, but not limited to, in connection with our operations or pursuant to the terms of any of our commercial agreements, which could adversely affect our business. Should any litigation in which we become involved be decided against us, such a decision could adversely affect our ability to continue operating and the value of our securities and could use significant resources. Even if we are involved in litigation and win, litigation can redirect a significant amount of our resources, including the time and attention of management and available working capital. Litigation may also create a negative perception of our brand.

Protecting and defending our intellectual property claims may have a material adverse effect on our business.

Our success will depend on our ability to obtain, protect and enforce patents on our technology and products. Any patents that we may own or license in the future may not afford meaningful protection for our technology and products. Our efforts to enforce and maintain our intellectual property rights may not be successful and may result in substantial costs and diversion of management time. In addition, others may challenge patents we may obtain in the future and, as a result, these patents could be narrowed, invalidated or rendered unenforceable or we may be forced to stop using the technology covered by these patents or to license the technology from third parties. In addition, current and future patent applications on which we depend may not result in the issuance of patents. Even if our rights are valid, enforceable and broad in scope, competitors may develop products based on similar technology that is not covered by our patents. Further, since there is a substantial backlog of patent applications at the various patent offices, the approval or rejection of our competitors’ patent applications may take several years.

In addition to patent protection, we also rely on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of our trade secrets and proprietary information, we require our employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorized use or disclosure. Furthermore, like many companies in our industry, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities we conduct. In some situations, our confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Although we require our employees and consultants to maintain the confidentiality of all confidential information of previous employers, we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market and execute our business strategies.

If we are not able to obtain or experience delays in obtaining required regulatory approvals, we will not be able to commercialize our potential products.

Our businesses are subject to certain laws, regulations, and guidelines. Although we intend to comply with all such laws, regulations, and guidelines there is no guarantee that the governing laws and regulations will not change, which will be outside of our control. Numerous statutes and regulations govern the preclinical and clinical development, manufacture and sale, and post-marketing responsibilities for non-therapeutic and human therapeutic products in the United States, the European Union, Canada, Australia and other countries that are the intended markets for current and future product candidates. Such legislation and regulation govern the approval of manufacturing facilities, the testing procedures, and controlled research that must be carried out, and the preclinical and clinical data that must be collected prior to marketing approval. Our R&D efforts, as well as any future clinical trials, and the manufacturing and marketing of any products we may develop, will be subject to and restricted by such extensive regulation.

The process of obtaining necessary regulatory approvals is lengthy, expensive, and uncertain. We may fail to obtain the necessary approvals to commence or continue clinical testing or to manufacture or market potential products in reasonable time frames, if at all. In addition, governmental authorities may enact regulatory reforms or restrictions on the development of new therapies that could adversely affect the regulatory environment in which we operate or the development of any products we may develop.

Completing clinical testing and obtaining required approvals is expected to take several years and requires the expenditure of substantial resources. There can be no assurance that clinical trials will be completed successfully within any specified period of time, if at all. Furthermore, clinical trials may be delayed or suspended at any time by us or by the various regulatory authorities if it is determined at any time that the subjects or patients are being exposed to unacceptable risks.

Any failure or delay in obtaining regulatory approvals would adversely affect our ability to utilize technology and would therefore adversely affect our operations. Furthermore, no assurance can be given that our current or future product candidates will prove to be safe and effective in clinical trials or that such product candidates will receive the requisite regulatory approval. Moreover, any regulatory approval of a drug which is eventually obtained may be granted with specific limitations on the indicated uses for which that drug may be marketed. Furthermore, product approvals may be withdrawn if problems occur following initial marketing or if compliance with regulatory standards is not maintained.

The announcements we make are forward-looking and are based on best estimates of management, which may not be updated or revised as a result of new information or future events.

From time to time, we may announce the timing of certain events which are expected to occur, such as the anticipated timing of results from partnerships or out-licensing events. These statements are forward-looking and are based on the best estimates of management at the time. However, the actual timing of such events may differ significantly from what has been publicly disclosed. The timing of events such as the initiation or completion of a transaction, may ultimately vary from what is publicly disclosed. These variations in timing may occur as a result of different events, including the nature of the results obtained during research, delays from partners, or any other event having the effect of delaying the publicly announced timeline. We undertake no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of previously announced milestones could have a material adverse effect on our business plan, financial condition or operating results, and the trading price of the Common Shares.

Our business development and marketing strategies alter our future growth and profitability.

Our future growth and profitability will depend on the effectiveness and efficiency of our national and international business development and marketing and sales strategy, including our ability to (i) grow our brand recognition for our services internationally; (ii) determine appropriate business development, marketing and sales strategies and (iii) maintain acceptable operating margins on such costs.

There can be no assurance that business development, marketing and sales costs will result in revenues for our business in the future, or will generate awareness of our products and services. In addition, no assurance can be given that we will be able to manage our business development, marketing and sales costs on a cost-effective basis.

If we are unable to compete effectively, our business, financial condition and results of operations would be materially and adversely affected.

Although we believe that there are only a limited number of full-service, biologics, CRO firms, we may face intense competition in selling our products and services. Some competitors may have marketing, financial, development and personnel resources which exceed our own. As a result of this competition, we may be unable to maintain our operations or develop them as currently proposed on terms we consider acceptable or at all. Increased competition by larger, better-financed competitors with geographic advantages could materially and adversely affect our business, financial condition and results of operations. To remain competitive, we believe that we must effectively and economically provide: (i) products and services that satisfy client demands, (ii) superior client service, (iii) high levels of quality and reliability, and (iv) dependable and efficient distribution networks. Increased competition may require us to reduce prices or increase spending on sales and marketing and client support, which may have a material adverse effect on our financial condition and results of operations. Any decrease in the quality of our products or level of service to clients or any occurrence of a price war among our competitors may adversely affect the business and results of operations. Client reach, service and on-time delivery will continue to be a hallmark of our ability to compete with other market players. Further, the acquisitions translate to spreading our footprint on two continents. In addition, we have deployed a sales team tasked with continually sourcing and providing market intelligence as part of our activities.

We may have difficulty raising funds due to the market perception of smaller companies.

Market perception of smaller companies may change, potentially affecting the value of investors’ holdings and our ability to raise further funds through the issuance of further Common Shares or otherwise. The share price of smaller publicly traded companies can be highly volatile. The value of the Common Shares may go down as well as up and, in particular, the share price may be subject to sudden and large falls in value given the restricted marketability of the Common Shares, results of operations, changes in earnings estimates or changes in general market, economic and political conditions.

Our employment of scientific staff does not guarantee success in research and product development.

We are an AI-driven, scientifically robust life science company that discovers and develops customized and novel antibodies by generating proprietary and patented processes, procedures and innovative approaches to antibody discovery, development, and production. We have been engaged in these activities for over 60 collective years and have had several assets enter the clinical successfully. Continued investment in retaining key scientific staff, as well as an ongoing commitment in R&D activities, will continue to be a cornerstone in our development of new services, processes, and competitive advantages such as Rapid Prime, B cell Select, DeepDisplay and our methods for the production of complex proteins and antibodies. We realize that such research and product development activities endeavor, but cannot assure, the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies. Furthermore, if we do not achieve sufficient market acceptance of our expansion of our commercialization of our products and services, it will be difficult for us to achieve consistent profitability. Our marketing and sales approach and external sales personnel continue to introduce a steady stream of new clients.

Growth may cause pressure on our management and systems.

We may be subject to growth-related risks including pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to deal with this growth could have a material adverse impact on our business, operations and prospects. We may experience growth in the number of our employees and the scope of our operating and financial systems, resulting in increased responsibilities for our personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage our current operations and any future growth effectively, we will also need to continue to implement and improve our operational, financial and management information systems and to hire, train, motivate, manage and retain employees. There can be no assurance that we will be able to manage such growth effectively, that our management, personnel or systems will be adequate to support our operations or that we will be able to achieve the increased levels of revenue commensurate with the increased levels of operating expenses associated with this growth.

We are subject to risks associated with selection and integration of acquired businesses and technologies.

We have expanded our business through acquisitions. We may plan to continue to acquire businesses and technologies and form strategic alliances. However, businesses and technologies may not be available on terms and conditions we find acceptable. Thus, we risk spending time and money investigating and negotiating with potential acquisition or alliance partners, but not completing transactions. Acquisitions and alliances involve numerous risks which may include:

•
difficulties in achieving business and financial success;
•
difficulties and expenses incurred in assimilating and integrating operations, services, products, technologies or pre-existing relationships with our clients, distributors and suppliers;
•
challenges with developing and operating new businesses, including those that are materially different from our existing businesses and that may require the development or acquisition of new internal capabilities and expertise;
•
potential losses resulting from undiscovered liabilities of acquired companies that are not covered by the indemnification we may obtain from the seller or the insurance acquired in connection with the transaction;
•
loss of key employees;

•
the presence or absence of adequate internal controls and/or significant fraud in the financial systems of acquired companies;
•
diversion of management’s attention from other business concerns;
•
a more expansive regulatory environment;
•
acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of our Common Shares to the shareholders of the acquired company, dilutive to the percentage of ownership of our existing shareholders;
•
differences in foreign business practices, customs and importation regulations, language and other cultural barriers in connection with the acquisition of foreign companies;
•
new technologies and products may be developed that cause businesses or assets we acquire to become less valuable; and
•
disagreements or disputes with prior owners of an acquired business, technology, service or product that may result in litigation expenses and diversion of our management’s attention.

If an acquired business, technology or an alliance does not meet expectations, our results of operations may be adversely affected.

Some of the same risks exist when we decide to sell a business, site or product line. In addition, divestitures could involve additional risks, including the following:

•
difficulties in the separation of operations, services, products, and personnel;
•
diversion of management’s attention from other business concerns; and
•
the need to agree to retain or assume certain current or future liabilities in order to complete the divestiture.

We continually evaluate the performance and strategic fit of our businesses (including specific product lines and service offerings) to determine whether any divestitures are appropriate. Any divestitures may result in significant write-offs, including those related to goodwill and other intangible assets and which could have an adverse effect on our results of operations and financial condition. In addition, we may encounter difficulty in finding buyers or alternative exit strategies at acceptable prices and terms, and in a timely manner. We may not be successful in managing these or any other significant risks that we encounter in divesting a business, site or product line or service offering and, as a result, may not achieve some or all of the expected benefits of the divestiture.

Our business may be disrupted based on our clients’ ability to terminate their contracts.

Our clients may terminate their contracts with it upon 30 to 90 days’ notice for a number of reasons or, in some cases, for no reason. Although our clients are currently comprised of a number of small and larger pharma entities, we are making a strategic shift to increase the number of larger pharma and biotech clients, including the size of each service contract. If any one of our major clients cancels our contract with us, our revenue may decrease.

Our business could be harmed if there is a reduction in demand.

Our business could be adversely affected by any significant decrease in drug R&D expenditures by pharmaceutical and biotechnology companies, as well as by academic institutions, government laboratories or private foundations. Similarly, economic factors and industry trends that affect our clients in these industries also affect their R&D budgets and, consequentially, our business as well.

Our clients include researchers at pharmaceutical and biotechnology companies. Our ability to continue to grow and win new business is dependent in large part upon the ability and willingness of the pharmaceutical and biotechnology industries to continue to spend on molecules in the non-clinical phases of R&D and to outsource the products and services we provide. Furthermore, our clients (particularly larger biopharmaceutical companies) continue to search for ways to maximize the return on their investments with a focus on lowering R&D costs per drug candidate. Fluctuations in the expenditure amounts in each phase of the R&D budgets of these researchers and their organizations could have a significant effect on the demand for our products and services. R&D budgets fluctuate due to changes in available resources, mergers of pharmaceutical and biotechnology companies, spending priorities, general economic conditions, institutional budgetary policies and the impact of government regulations, including potential drug pricing legislation. Available funding for biotechnology clients in particular may be affected by the capital markets, investment objectives of venture capital investors and priorities of biopharmaceutical industry sponsors.

A reduction or delay in government funding of R&D may significantly and adversely affect our future revenue.

A small portion of revenue is derived from clients at academic institutions and research laboratories whose funding is partially dependent on both the level and timing of funding from government sources in Canada, such as Canadian National Research Council’s Innovation Research Assistance Program, and the United States, such as the United States’ National Institutes of Health, and international agencies, which can be difficult to forecast. Government funding of R&D is subject to the political process, which is inherently fluid and unpredictable. Our revenue may be adversely affected if our clients delay purchases as a result of uncertainties surrounding the approval of government budget proposals, included reduced allocations to government agencies that fund R&D activities. Government proposals to reduce or eliminate budgetary deficits have sometimes included reduced allocations to government agencies that fund R&D activities, or such funding may not be directed towards projects and studies that require the use of our products and services, both of which could adversely affect our business and financial results.

As a public company in the United States, we have increased costs and disruptions to the regular operations of our business.

As a public company in the United States, we incur additional legal, accounting, reporting and other expenses that we would not incur as a public company solely listed in Canada. The additional demands associated with being a United States public company may disrupt regular operations of business by diverting the attention of some of our senior management team away from revenue-producing activities to additional management and administrative oversight, adversely affecting our ability to attract and complete business opportunities and increasing the difficulty in both retaining professionals and managing and growing our business. Any of these effects could harm our business, results of operations and financial condition. In general, the United States tends to be more litigious than Canada and being a public company in the United States may make it more likely that we are subjected, from time to time, to the types of lawsuits that affect public companies in the United States.

Our revenue streams are contingent on the delivery and performance requirements in client contracts.

In order to maintain our current client relationships and to meet the performance and delivery requirements in our client contracts, we must be able to provide products and services at appropriate levels and with acceptable quality and at an acceptable cost. Our ability to deliver the products and provide the services we offer to our clients is limited by many factors, including the difficulty of the processes associated with our products and services, the lack of predictability in the scientific process and the shortage of qualified scientific personnel. In particular, a large portion of our revenue depends on producing biologics and the current rate at which we are producing them. Some of our clients can influence when we will deliver products and perform services under their contracts. If we are unable to meet our contractual commitments, it may delay or lose revenue, lose clients or fail to expand our existing relationships.

We may infringe intellectual property rights of third parties.

The drug research and development industry has a history of patent and other intellectual property litigation and these lawsuits will likely continue. Because we produce and provide many different products and services in this industry, we face potential patent infringement suits by companies that control patents for similar products and services. In order to protect or enforce our intellectual property rights, we may have to initiate legal proceedings against third parties. In addition, others may sue us for infringing their intellectual property rights or we may initiate a lawsuit seeking a declaration from a court that we do not infringe the proprietary rights of others. The patent positions of pharmaceutical, biotechnology and drug discovery companies are generally uncertain and involve complex legal and factual questions. No consistent policy has emerged from the United States Patent and Trademark Office or the courts regarding the breadth of claims allowed or the degree of protection afforded under patents like those for which we have applied. Legal proceedings relating to intellectual property would be expensive, take significant time and divert management’s attention from other business concerns, whether we win or lose. The cost of such litigation could affect our profitability.

Further, if we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, including treble damages, and we could be required to stop the infringing activity or obtain a license to use the patented technology. Any required license may not be available to us on acceptable terms, or at all. In addition, some licenses may be nonexclusive, and therefore, our competitors may have access to the same technology licensed to us. If we fail to obtain a required license or is unable to design around a patent, we may be unable to sell some of our products or services.

Our success depends on management and key personnel.

Our success will depend on our directors’ and officers’ ability to develop our business and manage operations, and on our ability to attract and retain the Chief Executive Officer, management team and other key technical, sales, public relations and marketing staff or consultants to operate and grow the business. The loss of any key person or the inability to find and retain new key persons could have a material adverse effect on our business. Competition for experienced scientists is intense. We compete with pharmaceutical and biotechnology companies, including our clients and collaborators, medicinal chemistry outsourcing companies, contract research companies, and academic and research institutions to recruit scientists. Our inability to hire additional qualified personnel may also require an increase in the workload for both existing and new personnel. We may not be successful in attracting new scientists or management or in retaining or motivating our existing personnel. The shortage of experienced scientists, and other factors, may lead to increased recruiting, relocation and compensation costs for such scientists, which may exceed our expectations. These increased costs may reduce our profit margins or make hiring new scientists impracticable.

If we are unable to create brand awareness, our business may be harmed.

Our expansion of products and services depends on increasing brand awareness with respect to our products and services. There is no assurance that we will be able to achieve sufficient brand awareness. In addition, we must successfully develop a larger market for our services in order to increase the sales of our services. If we are not able to successfully develop a market for our services, then such failure will have a material adverse effect on our business, financial condition and operating results.

Our directors, officers or members of management may have conflicts of interest.

Certain directors and officers are also involved as advisors for other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from our interests. In accordance with the British Columbia Business Corporations Act (“BCBCA”), directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

In addition, the directors and the officers are required to act honestly and in good faith with a view to our best interests. However, in conflict of interest situations, our directors and officers may owe the same duty to another company and will need to balance their competing interests with their duties to us. Circumstances (including with respect to future corporate opportunities) may arise that may be resolved in a manner that is unfavorable to us.

Our industry follows an outsourcing trend in non-clinical discovery stages of drug discovery.

Over the past decade, pharmaceutical and biotechnology companies have generally increased their outsourcing of non-clinical research support activities, such as antibody discovery. While many industry analysts expect the outsourcing trend to continue to increase for the next several years (although with different growth rates for different phases of drug discovery and development), decreases in such outsourcing may result in a diminished growth rate in the sales of any one or more of our service lines and may adversely affect our financial condition and results of operations.

Our industry has a high level of competition and a rapid rate of obsolescence.

The pharmaceutical and biotechnology industries are characterized by rapid and continuous technological innovation. We compete with companies around the world that are engaged in the development and production of products and services, including pharmaceutical companies, biotechnology companies, and contract research companies. Academic institutions, governmental agencies and other research organizations also are conducting research and developing technologies in areas in which we provide services, either on our own or through collaborative efforts. Our pharmaceutical and biotechnology company clients have internal departments that provide products and services that directly compete with our products and services. Many of our competitors offer a broader range of products and services and have greater access to financial, technical, scientific, business development, recruiting and other resources than we do, and some of our competitors may also operate with a lower cost structure. We anticipate that we will face increased competition in the future as we expand our operations and our products and services and as new companies enter the market and advanced technologies become available. Our products, services and expertise may become obsolete or uneconomical due to technological advances or entirely different approaches developed by us, our clients or one or more of our competitors. For example, advances in databases and molecular modeling tools that predict how effectively compounds will treat a targeted disease may render some of our technologies obsolete. While we plan to develop technologies that will give us a competitive advantage, we may not be able to develop the technologies necessary for us to successfully compete in the future. Additionally, the existing approaches of our competitors or new approaches or technologies developed by our competitors may be more effective than those we develop. We may not be able to compete successfully with existing or future competitors.

Other competitive factors could force us to lower prices or could result in reduced sales. In addition, new products developed by others could emerge as competitors to our drug candidates. If we are not able to compete effectively against current and future competitors, our business will not grow and our financial condition and operations will suffer.

Global economic turmoil and regional economic conditions in the United States could adversely affect our business.

Current global economic conditions could have a negative effect on our business and results of operations. Market disruptions have included extreme volatility in securities prices, as well as severely diminished liquidity and credit availability. The economic crisis may adversely affect us in a variety of ways. Access to lines of credit or the capital markets may be severely restricted, which may preclude us from raising funds required for operations and to fund continued development. It may be more difficult for us to complete strategic transactions with third parties. The financial and credit market turmoil could also negatively impact suppliers, clients and banks with whom we do business. Such developments could decrease our ability to source, produce and distribute our products or obtain financing and could expose us to risk that one of our suppliers, clients or banks will be unable to meet their obligations under agreements with us.

We are dependent on our limited number of suppliers.

We currently purchase animals and certain key components of biological and chemical materials that we use in our products and services from a limited number of outside sources. Our reliance on suppliers exposes us to risks, including: (i) the possibility that one or more of our suppliers could terminate their services at any time without penalty; (ii) the potential inability of our suppliers to obtain required materials; (iii) the potential delays and expenses of seeking alternative sources of supply; and (iv) reduced control over pricing, quality and timely delivery due to the difficulties in switching to alternative suppliers.

Consequently, if materials from our suppliers are delayed or interrupted for any reason, we may not be able to deliver our products and perform our services on a timely basis or in a cost-efficient manner.

Our insurance policies may be inadequate to fully protect us from material judgments and expenses.

We may become subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our usual business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our financial position and operations.

We restrict use of scientific information which may limit our ability to improve the efficiency of the drug discovery services we provide.

Our ability to improve the efficiency of the CRO services we provide by, among other things, developing an effective database designed to predict how chemical compounds interact with a targeted disease-related protein, depends in part on our generation and use of information that is not proprietary to our clients and that we derive from performing these services. However, our clients may not allow us to use this information with other clients, such as the general interaction between types of chemistries and types of drug targets that we generate when performing drug discovery services for our clients. Without the ability to use this information, we may not be able to develop a database, which may limit our ability to improve the efficiency of the drug discovery services we provide.

Our operations could suffer if there is a failure of laboratory facilities.

Our operations could suffer as a result of a failure of our laboratory facilities. Our business will be dependent upon a laboratory infrastructure to produce products and services. Our systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. Any such errors or inadequacies in the software that may be encountered could adversely affect operations, and such errors may be expensive or difficult to correct in a timely manner.

Further, many of our operations are comprised of complex mechanical systems that are subject to periodic failure, including aging fatigue. Such failures are unpredictable, and while we have made significant capital expenditures designed to create redundancy within these mechanical systems, strengthened biosecurity, improved operating procedures to protect against contaminations, and replaced impaired systems and equipment in advance of such events, failures and/or contaminations may still occur.

The production of monoclonal and polyclonal antibodies requires state of the art laboratory facilities and the success of these laboratory services depends on the recruitment and retention of highly qualified technical staff to maintain the level and quality of standard of our products and services expected from clients. There is no assurance that we will be able to expand and operate such state of the art laboratory services and recruit and retain qualified staff.

We produce and supply antibodies and there is no guarantee that such production will be successful and produce the desired results. As a result, we continue to be exposed to potential liability that may exceed any insurance coverage that we may obtain in the future. As a result, we may incur significant liability exposure, which may exceed any insurance coverage that we may obtain in the future. Even if we elect to purchase such insurance in the future, we may not be able to maintain adequate levels of insurance at reasonable cost and/or on reasonable terms. Excessive insurance costs or uninsured claims may increase our operating loss and affect our financial condition.

Contaminations in animal populations may have an adverse impact on our business operations.

Animals that we use must be free of certain infectious agents, such as certain viruses and bacteria, because the presence of these contaminants can distort or compromise the quality of research results and could adversely impact animal health. The presence of these infectious agents in our animal facility and certain service operations could disrupt our animal service businesses, harm our reputation and result in decreased sales.

Contaminations are unanticipated and difficult to predict and could adversely impact our financial results. If they occur, contaminations typically require cleaning up, renovating, disinfecting, retesting and restarting production or services. Such clean-ups result in inventory loss, clean-up and start-up costs, and reduced sales as a result of lost client orders and potentially credits for prior shipments. Contaminations also expose us to risks that clients will request compensation for damages in excess of our contractual indemnification requirements.

We will be reliant on information technology systems and may be subject to damaging cyber-attacks.

We operate large and complex information systems that contain significant amounts of client data. As a routine element of our business, we collect, analyze and retain substantial amounts of data pertaining to the non-clinical research we conduct for our clients. Unauthorized third parties could attempt to gain entry to such information systems to steal data or disrupt the systems. We have taken measures to protect them from intrusion.

Our contracts with our clients typically contain provisions that require us to keep confidential the information generated from the research conducted. In the event the confidentiality of such information is compromised, whether by unauthorized access or other breaches, we could be exposed to significant harm, including termination of customer contracts, damage to our customer relationships, damage to our reputation and potential legal claims from customers, employees and other parties. In addition, we may face investigations by government regulators and agencies as a result of a breach.

Further, we are required to comply with data privacy and security laws in many jurisdictions. For example, we are required to comply with the European Union General Data Protection Regulation (“GDPR”), which became effective on May 25, 2018 and imposes heightened obligations and enhanced penalties for non-compliance (including up to four percent (4%) of global revenue). The cost of compliance, and the potential for fines and penalties for non-compliance, with GDPR may have a significant adverse effect on our business and operations. Also, the California legislature passed the California Consumer Privacy Act (“CCPA”), which became effective January 1, 2020. The CCPA creates new transparency requirements and grants California residents several new rights with regard to their personal information. Failure to comply with the CCPA may result in, among other things, significant civil penalties and injunctive relief, or potential statutory or actual damages. We have made changes to, and investments in, our business practices and will continue to monitor developments and make appropriate changes to help attain compliance with these evolving and complex regulations.

It may not be possible for United States investors to enforce actions against us, and our directors and officers.

We are organized under the laws of the Province of British Columbia, with our registered place of business in Canada, some of our directors and officers reside outside the United States and the majority of our assets and all or a substantial portion of the assets of these persons may be located outside the United States. Consequently, it may be difficult for investors who reside in the United States to effect service of process in the United States upon us or upon such persons who are not residents of the United States, or to realize upon judgments of courts of the United States predicated upon the civil liability provisions of the United States federal securities laws.

Our status as a Foreign Private Issuer under United States securities laws.

We are a “foreign private issuer”, under applicable U.S. federal securities laws, and are, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer.

As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. We are also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While we comply with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, we may not be required under the Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act.

In addition, as a foreign private issuer, we have the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that we disclose the requirements we are not following and describe the Canadian practices we follow instead. We may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, our shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

We may we lose our Foreign Private Issuer status, which would alter our reporting requirements.

We may lose our status as a foreign private issuer if, as of the last business day of our second fiscal quarter for any year, more than 50% of our outstanding voting securities (as determined under Rule 405 of the Securities Act) are directly or indirectly held of record by residents of the United States. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. These increased costs may have a material adverse effect on our business, financial condition or results of operations.

We are an emerging growth company and rely on exemptions from certain disclosure requirements which may make our Common Shares less attractive to investors.

We are an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and we will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of U.S.$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous three year period, issued more than U.S.$1,000,000,000 in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Exchange Act. We will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates will be U.S.$700,000,000 or more.

For so long as we remain an emerging growth company, we are permitted to and intend to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the JOBS Act. We take advantage of some, but not all, of the available exemptions available to emerging growth companies. We cannot predict whether investors will find the Common Shares less attractive because we rely upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we would be required to divert additional management time and attention from our development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.

We may be a “passive foreign investment company” for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences for U.S. Holders.

We believe that we were not a “passive foreign investment company” (“PFIC”) for our tax year ended April 30, 2024, and we have not yet made a determination regarding our potential classification as a PFIC for our tax year ended April 30, 2025. While we do not intend to become a PFIC for our current tax year or in the future, based on cash raised in one or more offerings and current business plans and financial expectations, we may be a PFIC for our current tax year and may be a PFIC in the future. Our PFIC classification for our current or future tax years may depend on, among other things, how quickly we may raise cash pursuant to one or more offerings, the manner in which, and how quickly, we utilize our cash on hand and the cash proceeds received from any such offerings, as well as on changes in the market value of our Common Shares. Whether we are a PFIC for any taxable year will also depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value of our goodwill, which may be determined by reference to the value of our Common Shares, which could fluctuate). If we are a PFIC for any year during a U.S. Holder’s (as defined below under the heading “Certain Material U.S. Federal Income Tax Considerations”) holding period of Common Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called ‘‘excess distribution’’ received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be mitigated if a U.S. Holder makes a timely and effective QEF Election (as defined below under the heading “Certain Material U.S. Federal Income Tax Considerations”) with respect to the Common Shares or a Mark-to-Market Election (as defined below under the heading “Certain Material U.S. Federal Income Tax Considerations”) with respect to the Common Shares. U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF (as defined below under the heading “Certain Material U.S. Federal Income Tax Considerations”), or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the U.S. Holder’s tax basis therein. Each potential investor who is a U.S. Holder should review the discussion below under the heading “Certain Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules” in its entirety and should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

Currency fluctuations may have a material effect on us.

We may conduct business with clients, distributors, suppliers, other service providers and affiliates in currencies other than Canadian Dollars. Therefore, our business could be adversely affected by fluctuations in domestic or foreign currencies.

We may require additional capital which may result in dilution to existing shareholders.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities) and may issue additional equity securities to finance operations, acquisitions or other projects. We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Any transaction involving the issuance of previously authorized but unissued Common Shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to securityholders. Exercises of presently outstanding share options may also result in dilution to security holders.

Our board of directors (“Board”) has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, shareholders. Based on the need for additional capital to fund expected expenditures and growth, we expect that we will issue additional securities to provide such capital. Such additional issuances may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares.

Sales of substantial amounts of securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for securities and dilute investors’ earnings per share. A decline in the market prices of the securities could impair our ability to raise additional capital through the sale of securities should we desire to do so. Sales of Common Shares by shareholders might also make it more difficult for us to sell equity securities at a time and price that it may deem to be appropriate.

The market price of our securities may be volatile.

An investment in our securities is highly speculative. The market prices for the securities of pharmaceutical companies, including ours, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the financial performance or prospects of any particular company. In addition, because of the nature of our business, certain factors such as announcements, competition from new therapeutic products or technological innovations, governmental regulations, fluctuations in operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions, developments in patent and proprietary rights, our financial condition or results of operations as reflected in our quarterly and annual financial statements, operating performance and the performance of competitors and other similar companies, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the life sciences sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Risk Factors” can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of our prospects could cause the price of our securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of life sciences companies in general could depress the price of our securities, including the price of the Common Shares, regardless of our financial and operating results. In the past, following declines in the market price of a company’s securities, securities class-action litigation often has been instituted against said company. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Our discretion in use of proceeds is based on a number of factors that may change from what we planned and disclosed previously.

We will have broad discretion over the use of proceeds from an offering of our securities. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from any planned use disclosed us. Investors and security holders may not agree with how we allocate or spend the proceeds from an offering of securities. We may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of our securities, including the market value of the Common Shares, and that may increase our losses.

We have never paid dividends to our common shareholders.

No dividends on the Common Shares have been paid by us to date. We do not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board, after taking into account a multitude of factors appropriate in the circumstances, including our operating results, financial condition and current and anticipated cash needs.

Our Common Shares may be illiquid.

Our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of our Common Shares on the trading market, and that we will continue to meet the listing requirements of the Nasdaq.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Name, Address and Incorporation

The Company is a corporation domiciled in Canada and was incorporated under the BCBCA on September 2, 2016. On December 21, 2016, the Company changed its name to “ImmunoPrecise Antibodies Ltd.” The address of the Company’s head office is 3204 – 4464

Markham Street, Victoria, British Columbia V8Z 7X8. The registered and records office of the Company is located at 1800 – 510 West Georgia Street, Vancouver, British Columbia V6B 0M3.

Our business activities are carried on by our wholly owned subsidiaries, see Item 4.C. - Organizational Structure.

Our Common Shares are listed and posted for trading on Nasdaq under the symbol “IPA.”

The SEC maintains an internet site at http://www.sec.gov/edgar that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet site is https://www.ipatherapeutics.com; our telephone number is 250-483-0308.

Events in the Development of the Business

Over the last three years, the Company has focused on growing its service and product offerings and revenues through organic growth as well as acquisitions, as set out below.

Fiscal Year Ended 2022

Funding

ATM Offering

On October 13, 2021, the Company and H.C. Wainwright & Co., LLC (the “HCW”) entered into an At-The-Market Offering Agreement (the “HCW ATM Agreement”). Under the terms of the HCW ATM Agreement, the Company was entitled, at its discretion and from time-to-time during the term of the HCW ATM Agreement, to sell, through HCW, acting as sole sales agent, Common Shares of the Company having an aggregate gross sales price of up to U.S.$50 million. The HCW ATM Agreement was terminated during the year ended April 30, 2023. No Common Shares were sold under the terms of the HCW ATM Agreement.

Final Deferred Settlement Payment

The Company made the third and final deferred share payment for the acquisition of ModiQuest Research B.V. pursuant to the Amendment, Termination and Settlement Agreement on May 3, 2021, issuing 41,488 Common Shares of the Company with a fair value of $503,243 to the seller (Immusys) of ModiQuest Research B.V, now ImmunoPrecise Antibodies (Europe) B.V.

Key additions and changes to the board and management team

On June 2, 2021, the Company announced that Dr. Yasmina Abdiche resigned as Chief Scientific Officer ("CSO") effective June 30, 2021, to pursue other opportunities. The Board appointed Dr. Ilse Roodink as CSO effective as of July 1, 2021.

The Company promoted Barry Duplantis, Ph.D., to Vice President of Client Relations and appointed Ms. Carla Dahl, as Vice President of Marketing. Ms. Carla Dahl is no longer employed at the Company as of April 30, 2023. Paul Andreola resigned from the Company’s Board effective November 9, 2021, for personal reasons unrelated to the Company.

In April 2022, Chief Business Officer, Stefan Lang, departed the Company.

Strategic Advisory Board

On May 25, 2021, the Company announced the addition of Dr. Dion Neame to the Company’s Strategic Advisory Board (“SAB”). Dr. Neame is the second addition from the large pharma community to join IPA’s SAB. Each member of the SAB holds senior leadership roles and has been strategically onboarded to assist IPA with executing its growth and expansion plans.

COVID-19 R&D

Despite available vaccines, COVID-19 therapeutics were crucial for vulnerable groups like the elderly and immunocompromised, not fully protected by vaccines, especially against variants. Therapeutic antibodies, effective in cancer and infectious diseases, advanced through technologies like B cell sorting, offering potent cocktails to combat mutating viruses.

Our diverse anti-SARS-CoV-2 antibodies formed synergistic cocktails, suitable for licensing. Pre-clinical studies showed strong efficacy in Syrian hamsters. Patents were filed for our PolyTope® TATX-03 cocktail, effective against variants.

Despite our best efforts, unforeseen delays with a clinical manufacturing partner led us to halt our COVID-19 program.

Acquisition

On April 14, 2022, the Company completed the acquisition of control over BioStrand BV, BioKey BV, and BioClue BV (hereinafter collectively referred to as “BioStrand”), a group of Belgian biotech entities and pioneers in the field of bioinformatics and biotechnology, through its wholly owned subsidiary ImmunoPrecise Netherlands BV. The Company paid a consideration of approximately €20 million to the vendors, consisting of an aggregate of 4,077,774 Common Shares and a cash payment of approximately €3,734,500. The consideration also includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12 million.

Fiscal Year Ended 2023

Key additions and changes to the board and management team

In August 2022, Ms. Lisa Helbling retired as Chief Financial Officer ("CFO"). The Board appointed Mr. Brad McConn as CFO effective August 6, 2022.

In November 2022, Dr. Anna Pettersson notified the Company she had accepted a position with another company, and due to a potential conflict of interest did not stand for re-election. In December 2022, the Board appointed Ms. Lisa Helbling as director upon conclusion of the annual general meeting.

Strategic Partnerships

On October 12, 2022, the Company’s subsidiary, Talem entered into a multi-target license agreement with OmniAb, Inc. (“OmniAb”), a subsidiary of Ligand Pharmaceuticals Incorporated (the “OmniAb License Agreement”). The agreement builds upon Talem’s extensive antibody development expertise and its access to LENSai in silico software technology to further the development and commercialization of OmniChicken-derived antibody panels against B7H3, CD38 and TIM3, which are immuno-oncology targets. Under the terms of the agreement, Talem will oversee the development and optimization of the antibodies for each program. OmniAb and Talem will share downstream economics upon potential out-licensing or commercialization of the programs.

On November 30, 2022, the Company’s subsidiary, BioStrand entered into a research collaboration and license agreement with BriaCell Therapeutics Corp. (“BriaCell”) (the “BriaCell Therapeutics License Agreement”). Under the terms of the agreement, BioStrand and BriaCell will collaborate on the design, discovery, and development of anti-cancer antibodies. Upon successful antibody discovery, BioStrand will receive an upfront payment of U.S.$500,000, and will be eligible to receive future success-based development milestones, including those for the submission of Investigational New Drugs, clinical milestone payments, and commercial royalties on net sales of products.

On March 15, 2023, the Company’s subsidiary, Talem, an independently operating subsidiary of IPA, and Libera Bio S.L., signed a collaboration agreement to jointly address intracellular targets (the “Libera Bio Agreement”).

On March 30, 2023, the Company’s subsidiary, Talem entered into a research collaboration and exclusive option license agreement with Xyphos Biosciences, Inc. (a wholly owned subsidiary of Astellas Pharma Inc., “Astellas”) (the “Astellas Research Collaboration and License Option Agreement”). Under the terms of the agreement, the companies agreed to jointly conduct research activities to identify and optimize proprietary LENSai in silico generated antibodies, targeting an undisclosed target in the tumor microenvironment (TME), as potential therapeutic development candidates. Targeting this molecule has the potential to markedly enhance anti-tumor immunity with other Astellas therapies including chimeric antigen receptor-based (CAR) technologies. Astellas has the exclusive option to license any development candidates generated as part of the collaboration.

Fiscal Year Ended 2024

Funding

Public Offering

On July 11, 2023, the Company filed a U.S.$300 million shelf registration statement on Form F-3 (File No. 333-273197) (the “Registration Statement”) with the SEC, under which the Company may offer for sale, from time to time, either separately or together in any combination, equity, debt, or other securities described in the Registration Statement through the 36-month expiration period. The Registration Statement was declared effective by the SEC on July 14, 2023.

On December 5, 2023, the Company entered into an underwriting agreement with The Benchmark Company LLC, (the “Underwriting Agreement”) and closed a U.S.$1.265 million underwritten public offering of 1,265,000 Common Shares, including 165,000 Common Shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each common share, before the underwriter’s discount and commissions, was U.S.$1.00. All of the securities in the underwritten public offering were sold by the Company. The Company intends to use the net proceeds from the proposed offering for R&D; capital expenditures, including expansion of existing laboratory facilities; and working capital and general corporate purposes. The Benchmark Company acted as the sole Book-Running Manager and R.F. Lafferty acted as Co-Manager for the offering.

ATM Offering

On August 15, 2023, the Company and Jefferies LLC entered into an Open Market Sale Agreement (the “Open Market Sale Agreement”) relating to the sale of Common Shares having an aggregate offering price of up to U.S.$60,000,000. The Open Market Sale Agreement was terminated on February 13, 2024.

On February 23, 2024, the Company and Clear Street LLC (“Clear Street”) entered into an At-The-Market Offering Agreement (the “Clear Street ATM Agreement”). Under the terms of the Clear Street ATM Agreement, the Company was entitled, at its discretion and from time-to-time during the term of the Clear Street ATM Agreement, to sell, through Clear Street, acting as sole sales agent, Common Shares having an aggregate gross sales price of up to U.S.$60 million. In fiscal 2024, 629,240 common shares were sold under the ATM with proceeds net of commissions of $1.8 million. From May 1, 2024 through July 26, 2024, 357,760 common shares were sold under the ATM with proceeds net of commissions of $0.5 million.

Key additions and changes to the board and management team

On August 9, 2023, the Board adopted a majority voting policy based on its belief that each of its directors should carry the confidence and support of the Company’s shareholders and its commitment to upholding high standards in corporate governance. Under the policy, any director who receives more "withheld" votes than "for" votes will be required to tender his or her resignation to the Board. Absent extraordinary circumstances, the Board is expected to accept such resignation.

On September 5, 2023, the Company announced changes to the composition of the Board. Mr. Gregory S. Smith resigned as a director of the Company. Messrs. Barry A. Springer, Dirk Witters and Chris Buyse were appointed to the Board of the Company.

On September 19, 2023, the Company announced that Mr. Brad McConn had resigned as Chief Financial Officer, effective September 29, 2023. Ms. Kristin Taylor, MBA, CPA (Inactive), was named as interim Chief Financial Officer and on June 16, 2024, she was appointed Chief Financial Officer.

On October 2, 2023, the Board appointed Mr. Chris Buyse as the Chairman of the Remuneration and Nomination Committee.

On November 15, 2023, the Board appointed Mr. Mitch Levine as the Chairman of the Board.

On November 15, 2023, the Board appointed Mr. Dirk Witters as the Chairman of the Audit Committee.

On January 12, 2024, the Board appointed Mr. Mitch Levine as the Chairman of the Corporate Governance Committee

Product Line

On June 6, 2023, the Company introduced an AI-driven rapid therapeutic screening platform, the result of a collaboration between IPA Canada and its subsidiary, BioStrand. This solution aims to expedite the early stages of drug discovery by enabling the early elimination of less promising therapeutic candidates, thereby reducing time, cost, and the risk of failure during later stage discovery.

On October 23, 2023, BioStrand’s integrated platform, designed to enhance customers' drug discovery and development, began its limited release through a phased rollout strategy. The Company charges a fee-for-service with a planned roll-up to a Software as a Service.

On October 25, 2023, the Company’s subsidiary, BioStrand, commercially launched its state-of-the-art Retrieval Augmented Generation (RAG)-based Large Language Model (LLM) platform. This pioneering platform integrates with the Company’s patented HYFT technology and LENSai platform, which aims to ensure accuracy, interpretability, and data-centric design in generative AI tools.

New Processes

On May 30, 2023, BioStrand solved the Information Integration Dilemma (“IID”) by developing technology that enables their patented HYFT Technology to encapsulate and unify diverse data modalities - including syntactical (sequence) data, 3D structural data, unstructured scientific information (e.g., scientific literature), and more - into a singular, integrated framework. This breakthrough approach facilitates efficient data fusion, enabling a comprehensive analysis and interpretation of complex biological data.

On June 13, 2023, BioStrand’s IID solution announced a new use case, providing a unified framework that encapsulates and integrates diverse data modalities, including syntactical (sequence) data, 3D structural data, unstructured scientific information, and more.

On November 13, 2023, BioStrand published a preprint of its white paper titled, "New Paradigm for Biological Sequence Retrieval Inspired by Natural Language Processing and Database Research" on bioRχiv. The publication delves into the intricacies of one of BioStrand’s applications based on its patented HYFT-based methodology, a novel and proprietary approach to biological sequence retrieval, and its clear advantages over the gold standard algorithm, Basic Local Alignment Search Tool “BLAST”. By detailing their innovative approach and its potential implications for the scientific community, BioStrand aims to foster collaboration and drive innovation in the realm of bioinformatics.

On March 7, 2024, the Company announced the development of a Foundation AI Model that represents an advancement in life sciences research and development, combining the strengths of Large Language Models through an advanced stacking technique with BioStrand's patented HYFT Technology.

On June 10, 2024, BioStrand has introduced an advanced API (Application Programming Interface) within their groundbreaking software for AI-driven drug discovery. This API allows seamless integration with existing research workflows, providing enhanced capabilities for data analysis, molecular modeling, and predictive analytics. Its customizable interface ensures that researchers can tailor the API functionalities to meet specific project requirements, thus accelerating the drug discovery process with increased accuracy and efficiency.

Strategic Partnerships

On March 28, 2024, InterSystems, a creative data technology provider dedicated to helping customers solve critical scalability, interoperability, and speed challenges, together with the Company announced a collaboration that integrates the new vector search capability of the InterSystems IRIS® data platform with IPA's subsidiary BioStrand's LENSai platform. This innovative integration marries the precision of Vector Search, which enables efficient and accurate retrieval of relevant information from massive datasets using vector embeddings, with the depth of analysis provided by LENSai Universal Foundation AI Model and BioStrand's patented HYFT Technology. The result is a platform that offers capabilities in accessing, analyzing, and leveraging complex biological data for drug discovery, understanding disease mechanisms, and beyond.

Recent Developments

On July 16, 2024 the Company announced that it has entered into a securities purchase agreement (the “Securities Purchase Agreement”) with YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount.

The Convertible Debentures are convertible into common shares of the Company (the “Common Shares”). The sale and issue of the first tranche consists of U.S.$2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024 (the “First Closing”). The sale and issue of the second tranche consists of U.S.$1.0 million principal amount of Convertible Debentures and is expected to close on or about the date the initial Registration Statement (as defined in the Registration Rights Agreement (as defined below)) has first been declared effective by the United States Securities and Exchange Commission (the “SEC”).

Each Convertible Debenture will be an unsecured obligation of the Company and will be wholly and unconditionally guaranteed by certain of the Company’s subsidiaries. The Convertible Debentures will incur interest at a rate of 8.0% per annum. The outstanding principal amount of and accrued and unpaid interest, if any, on, the Convertible Debentures must be paid by the Company in cash when the same becomes due and payable under the terms of the Convertible Debentures at their stated maturity, upon their redemption or otherwise. The Convertible Debentures are redeemable at any time provided that the volume-weighted average price (“VWAP”) for the Common Shares is less than U.S.$1.16, at a redemption price equal to the principal amount, plus accrued and unpaid interest on the principal amount to be redeemed, plus a 10% premium. If at any time on and after November 1, 2024, the daily VWAP for the Common Shares is less than U.S.$0.20 for five Trading Days during a period of seven consecutive Trading Days or a default with respect to the Registration Statement has occurred, the Company shall be required to make monthly installments payments on the Convertible Debentures in an amount equal to U.S.$300,000 principal amount, plus accrued and unpaid interest on the outstanding principal amount, plus a 10% premium.

Subject to certain limitations contained within the Securities Purchase Agreement and the Convertible Debentures, holders of the Convertible Debentures will be entitled to convert the principal amount of, and accrued and unpaid interest, if any, on each Convertible Debenture, in whole or in part, from time to time, into a number of Common Shares at a Conversion Price equal to the lower of (i) U.S.$1.16 per Common Share, or (ii) 95% of the lowest daily VWAP for the Common Shares during the 10 consecutive trading days immediately preceding the conversion date or other date of determination (the “Market Price”), but which Market Price shall not be lower than U.S.$0.20. The Conversion Price is subject to anti-dilution adjustments pursuant to the terms and conditions of the Securities Purchase Agreement and the Convertible Debentures. During any consecutive 30-day period, the holders of the Convertible Debentures may not, without the prior written consent of the Company, convert more than U.S.$300,000 in principal amount of Convertible Notes during any 30-day period if the Conversion Price is less than U.S.$1.16, provided, however, that the foregoing limitation shall not apply during the occurrence and during the continuance of an event of default under the Convertible Debentures.

In connection with the offering, the Company and Yorkville entered into a customary Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company has agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended.

The Company intends to use the net proceeds from the proposed offering for research and development; capital expenditures; working capital; and general corporate purposes.

Principal Capital Expenditures and Divestitures

We made the following capital expenditures over the last three financial years.

Fiscal Year Ended 2022

The Company made equipment purchases of $1.3 million during the year ended April 30, 2022.

On April 14, 2022, the Company successfully acquired BioStrand BV, BioKey BV, and BioClue BV, a group of innovative artificial intelligence entities based in Belgium. These entities are leaders in the field of multi-omics and in silico biotechnology, specializing in the intricate task of identifying unique biological fingerprints within proteins, RNA, and DNA across multiple information layers, giving rise to unprecedented insights into biological molecules, including intricate relationships between protein structure and function. They have constructed a comprehensive knowledge base of these distinctive biological markers, which serves as a significant tool for their comparison and processing. This strategic acquisition further bolsters the Company’s standing in the rapidly advancing fields of multi-omics and in silico antibody discovery and development.

Fiscal Year Ended 2023

The Company made equipment purchases of $1.5 million during the year ended April 30, 2023.

The acquisition of U-Protein Express B.V. ("UPE") and ModiQuest Research B.V. ("MQR"), now collectively named IPA Europe, has deepened the Company’s technological competence, and expanded its capabilities for partners worldwide. The team from MQR in Oss brings extensive expertise in various areas, including in vitro antibody phage library generation, antibody characterization, optimization, and engineering. The UPE team in Utrecht specializes in the production of complex proteins and antibodies, supporting numerous programs across various sectors using their proprietary expression platform rPEx®.

Fiscal Year Ended 2024

The Company made equipment purchases of $1.4 million during the year ended April 30, 2024.

On March 20, 2024, the Company acquired the LSA® instrument platform from Carterra®, a leading provider of high-throughput large and small molecule screening and characterization solutions. This instrument allows for high throughput surface plasmon resonance-based antibody characterizations thereby increasing the Company's capacity in performing various label-free protein interaction analyses including kinetics, epitope binning, quantitation, epitope mapping, and blocking/neutralization assays.

The following capital expenditures are currently in progress:

During fiscal 2024 we began expansion of our lab site at 3204 – 4464 Markham Street, Victoria, British Columbia V8Z 7X8 with an expected completion date prior to the end of early 2026. This will be funded through a combination of leasehold improvement credits from the landlord, internal funding and potentially proceeds from a financing. We have no material equipment capital expenditures underway.

B. Business Overview

The Company is a leading biotherapeutic research and technology firm, distinguished by its proficiency in both in silico and wet lab methodologies. At the intersection of systems biology, multi-omics modeling, and complex artificial intelligence systems, the company has carved out a unique space within the field. The core of the company's operations encompasses a diverse suite of proprietary technologies that aid in the exploration, discovery, and development of novel drugs and biologics.

Integrated within ImmunoPrecise's wet lab infrastructure is a diverse array of in silico technologies. As an end-to-end service provider of antibody discovery and development, IPA’s state-of-the-art computational methodologies allow the Company to perform detailed and comprehensive evaluations across various stages of biologic discovery and development.

The synergy between ImmunoPrecise's in silico analyses and wet lab technologies enhances the efficacy of the workflow, thereby offering a unique value proposition to its partners aimed at reducing the time, cost and risk associated with therapeutic antibody discovery and development. This strategic integration underscores ImmunoPrecise's commitment to innovative solutions, driving not only operational efficiency but also pioneering advancements in the industry.

The Company believes that its experience, innovation, technologies, scientific rigor, and focus on producing quality products, provide a unique experience in one-stop service offerings, and assist the Company in its aim to reduce the time required for, and the inherent risk associated with, conventional multi-vendor product development.

The Company has achieved organic revenue growth through market penetration and service diversification in the biologics, CRO space, as well as accretive growth through strategic expansion of its operations in Europe, by acquiring and integrating innovative technologies, and through investments in R&D.

Products and Services

The breadth of services provided by ImmunoPrecise unfolds sequentially in alignment with the process of antibody discovery and development. Starting from the in silico arena, the company utilizes custom antigen modeling, target analysis using Natural Language Processing, and the patented HYFTTM analysis to lay the groundwork for the subsequent experimental phases.

As the projects transition into the wet lab phase, ImmunoPrecise's capabilities diversify, offering an array of services such as design and manufacturing, B cell sorting incorporating IPA's proprietary Function First B Cell screening and sequencing, and the production and screening of custom, immune, and proprietary naïve phage display libraries. IPA's wet lab antibody discovery technologies are compatible with in-depth mining of antibody repertoires by next generation sequencing and computational analysis. The Company's hybridoma discovery and production services, enhanced by multiplexed high-throughput screening and single clone-picking, complement the expertise it possesses with transgenic animals and multi-species antibody discovery.

The Company then steps into antibody characterization studies, which encompass affinity measurements, epitope landscape profiling, functional assays, and in silico analyses including immunogenicity, three-dimensional modeling, relative affinity rankings, molecular docking, and off-target analyses. Additional services include the creation of bi-specifics, single domain (such as VHH and VNAR (shark)) antibodies, recombinant cloning, protein and antibody production and downstream processing, stable cell line generation, antibody engineering, optimization including humanization, and cryopreservation and cryostorage.

ImmunoPrecise's wholly owned subsidiaries, IPA Canada and IPA Europe, have received recognition as approved Contract Research Organizations ("CRO") for top-tier transgenic animal platforms producing antibodies with human antigen binding domains, along with protein manufacturing. The subsidiaries also form a critical component of the Company's R&D investments, promoting the development of proprietary technologies like B cell Select® and DeepDisplayTM platforms, applicable across a wide array of species and strains, including transgenic animals.

Moreover, in the past two years, the Company has gained increasing recognition as a rising leader in the biologics CRO space, with a focus on organic growth through market penetration and service diversification, as well as strategic expansion with platform and process integration. Furthermore, end-to-end services have been leveraged through acquisition, enabling a steady foundation for future growth.

In fiscal 2024, the Company’s CRO services accounted for 100% (2023: 100%) of the Company’s revenue.

The Company’s wholly owned subsidiaries, IPA Canada and IPA Europe, have both been designated as approved CROs for the world’s leading, transgenic animal platform producing human antibodies, and exercised an advantage in optimizing services for various transgenic animal vendors. The Company made strategic investments in R&D activities to develop proprietary technologies enabling the application of their B cell Select™ and DeepDisplay™ platforms to address a range of transgenic animal species and strains and efficiently deliver fully-human, clinically relevant antibodies to its clients.

The Company’s key CRO services are set forth in detail below:

Service	Details
B cell SelectTM

In 2018, the Company built on its decade of experience in single B cell interrogation to offer B cell services in both North America and Europe on species agnostic platforms, including the use of transgenic, humanized animals. These services are offered for a broad range of therapeutically relevant protein families, including GPCRs and other challenging, membrane-spanning proteins. The Company’s B cell Select™ platforms enable antibody screening directly from B cells, facilitating the analysis of a more diverse set of antibodies, and for faster, deeper screening compared to traditional technologies. By adding a high throughput, label-free Octet HTX biosensor (under the tradenames FortéBio, Sartorius) at IPA Canada, the Company uses a state-of-the-art high throughput platform that facilitates the rapid characterization and development of lead antibody candidates and addresses the need for increased speed and sample throughput when characterizing large panels of therapeutic antibody candidates, which are generated with its B cell or library-based platforms.

Phage Display

The Company’s phage display services are based on building custom immune libraries from multiple species, including transgenic animals, or, alternatively, the selection of antigen-specific, recombinant antibody fragments from its proprietary human or llama phage libraries. The proprietary libraries have been made from human auto-immune (diseased) patients and naïve (healthy donors) scFv (single chain fragment variable) repertoires, as well as from naïve llama (VHH) repertoires. Custom immune libraries are prepared from blood, spleen, lymph nodes, and bone marrow of immunized animals and aim to capture the entire immune repertoire for panning, rescue, and identification of unique antibodies with pre-specified characteristics.

DeepDisplayTM	A powerful new technology utilizing a combination of transgenic animal platforms, like e.g., Ligand’s OmniAb®, and IPA’s custom phage display antibody selection.

AbthenaTM Bispecifics

The Company’s bispecific Abthena™ technology complements its diverse discovery process, integrating seamlessly with the Artemis™ Intelligence Metadata (AIM)™ capabilities, to enable rapid turnaround on additional algorithmic outputs in therapeutic antibody optimization, stability, affinity, and manufacturability.

LucinaTechTM Humanization

The Company provides a robust and efficient antibody humanization service, which consistently retains affinity and specificity levels. The approach is based on state-of-the-art in silico antibody modeling to identify essential framework and CDR residues for grafting onto a human antibody framework.

Affinity Maturation

Antibody affinity is important in therapeutic and diagnostic applications. The Company’s affinity maturation service can improve antibody affinities. The Company applies different strategies to increase the affinity of the antibody, including gene shuffling and random mutagenesis.

Immunization, hybridoma, sequencing

The Company offers antibody development services including a variety of immunization methods: Rapid Prime™ immunization, DNA immunization (NonaVac™), cell-based immunization (ModiVacc™), electro-fusion and hybridoma generation using semi-solid media and clone picking, as well as high throughput, multiplexed screening methods. With ImmunoProtect™, the DNA sequence of the antibody is determined and can be used to express the antibody recombinantly.

rPExTM protein manufacturing

The Company provides large-scale production of recombinant mammalian proteins and antibodies for research and non-clinical applications. With a track record of successfully producing difficult-to-express proteins and antibodies (e.g., Fc-fusion proteins and bispecific antibodies), the Company offers gram scale production with low endotoxin levels.

Cell line development	Using its proprietary vectors, the Company offers stable cell line development services (non GMP) of target proteins or antibodies adapted to specific growth conditions and media.

Therapeutic Discovery Program

While CRO services are the mainstay of the Company, IPA has worked continuously on building an IP estate and portfolio of proprietary methods and physical assets through collaborations, acquisitions and in-licensing. The Company has strategically invested in the development and licensing of antibody discovery platforms and related IP assets. The onboarding of existing assets with regard to equipment, technologies, IP and licenses within the Company’s European Union operations has been compounded by active R&D at all operational sites, including the ongoing development of new service offerings, but more notably, internal discovery programs focused on novel, therapeutic antibodies, primarily in the field of immuno-oncology.

The Company formed Talem, based in Cambridge, Massachusetts, to support its internal and partnered therapeutic discovery programs. Talem offers strategic partnerships with pharma and biotech companies and is the only company to offer these services as a partnership in OmniAb® transgenic animals using their own license. The depth and speed of IPA’s offerings enables Talem to customize each program and leverages the Company’s expertise and technologies in the antibody discovery.

Principal Markets

Our total revenues by category of activity and geographic market for each of the last three financial years were as follows:

At April 30, 2024, April 30, 2023 and 2022, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the year ended April 30, 2024, 2023 and 2022 as follows:

		Years ended April 30,
Revenue by Region (in thousands)	2024 $	2023 $	2022 $
United States of America	12,556	9,365	6,816
Europe	10,867	9,450	9,429
Canada	389	618	572
Australia	482	630	1,540
Other	224	602	1,007
	24,518	20,665	19,364

The Company’s revenues are allocated according to revenue types for the year ended April 30, 2024, 2023 and 2022 as follows:

		Years ended April 30,
Revenue Allocation (in thousands)	2024 $	2023 $	2022 $
Project revenue	22,235	18,677	17,356
Product sales revenue	2,035	1,747	1,652
Cryostorage revenue	248	241	356
	24,518	20,665	19,364

Market for Products

Market Segment and Geographic Areas

The market for therapeutic antibodies was worth U.S.$115 billion in 2018. According to a study published in the Journal of Biomedical Science in January 2020, it is estimated that the human therapeutic antibody market will grow to U.S.$300 billion in 2025. Growth drivers in the antibody market are as follows:

•
Increasing R&D expenditures in the life science sector and in the therapeutics industry
•
Emergence of innovative, facilitating platforms
•
Growing demand for revolutionary therapies for major diseases as populations age and life expectancies increase
•
Growing emphasis on antibody development at CROs
•
Increasing applications in the environmental sectors
•
Biopharmaceuticals is the fastest growing pharma sector. This market is mainly dominated by large pharmaceutical companies, like AbbVie, Novartis, Roche and Johnson & Johnson. Companies are currently sponsoring clinical studies for more than 570 monoclonal antibodies (mAbs). Of these, approximately 90% are early-stage studies designed to assess safety (Phase I) or safety and preliminary efficacy (Phase I/II or Phase II) in patient populations.

The global immunoassay market is estimated to accumulate U.S.$37,988 million by the year 2027. According to MarketStudyReport.com, the global immunoassay market was worth U.S.$21,800 million in 2018 and is anticipated to grow with a compound annual growth rate (“CAGR”) of 6.5% through the year 2027.

In recent years, the number of monoclonal antibody drugs approved for commercialization has proliferated, with the 100thmonoclonal antibody approved by the United States Food and Drug Administration (“FDA”) as of May 2021 (Nature Reviews Drug Discovery) and further 17 investigational antibody therapeutics in regulatory review in either the United States or Europe as of June 2021 according to AntibodySociety.org.

The protein- and antibody-related service and product market is expected to grow with a CAGR of 6.2% by 2027 to U.S.$5.6 billion, according to GrandViewResearch.com.

Prior to the acquisitions of UPE and IPA Europe, the Company focused on serving primarily the diagnostic antibody market in North America. Since such acquisitions, the Company has redirected most of its focus to the therapeutic antibody market and delivering an expanded portfolio of products and services to customers in Europe, a broader segment of North America and the rest of the world.

Specialized Skill and Knowledge

The Company’s qualified staff of research and development scientists have experience in biotechnology and the pharmaceutical sector, academic research and government. The Company brings 30 years of experience in the production of antibodies and has a strong reputation for the delivery of a high standard of quality and professional antibody services and products.

Further, the Company has an in-house research staff, including a number of research scientists with MSc and a cadre of technical staff, innovating proprietary Rapid Prime immunization, single step cloning using semi- solid media for HAT selection of hybridomas, and B cell selection and screening.

Competitive Conditions

The Company competes primarily against other full-service CROs as well as services provided by in-house research and development, or R&D, departments of biopharmaceutical companies. The Company’s major CRO competitors include Abveris Inc., Genovac GmbH (formerly part of Aldevron LLC), Antibody Solutions, Genscript Biotech Corp, Lake Pharma Inc. (now part of Curia Inc.), and several specialty and regional CROs.

Competitive factors in the industry in which the Company operates include, but are not limited to, experience within specific therapeutic areas, quality of staff and services, reliability, range of provided services, ability to recruit principal investigators and patients into studies expeditiously, ability to organize and manage large-scale, global clinical trials, global presence with strategically located facilities, speed to completion, price and overall value. The Company believes it competes effectively with its competitors across these factors, particularly due to its full-service operating model, its therapeutic expertise, its global platform and its experienced and committed management team. However, some of the Company’s competitors have greater financial resources and a wider range of service offerings over a greater geographic area than the Company, which could put the Company at a competitive disadvantage with respect to these competitors. Many are also well known for niche specialties such as antibody development against glycosylated peptides or specific chemical modifications, specialties that the Company also houses, but is not yet well known for, which could put the Company at a competitive disadvantage with respect to these competitors.

Many competitors offer custom antibody production services in addition to large catalogues of antibodies available for sale through their websites. Over the years a number of competitors have been acquired and merged into larger companies, particularly larger laboratory facilities.

The R&D antibodies market is highly fragmented and served by numerous small suppliers of a similar size and scale to the Company, and no single company appears to dominate the market.

Regulatory Environment

The development, testing, manufacturing, labeling, storage and approval of antibody and therapeutic products are subject to regulation by various government authorities in Canada and in Europe. Companies in the pharmaceutical and biotechnology industries, such as the Company’s clients, that carry out clinical trials are subject to stringent regulations. These regulations apply to the Company’s clients and are generally applicable to the Company when it provides services to its clients. Consequently, the Company must comply with relevant laws and regulations in the conduct of its business. The Company is in compliance with all Canadian and European regulations regarding the on-going operation of its laboratory facilities and delivery of all its products and services.

Seasonality

Sales of the Company’s products and services have not been subject to seasonality fluctuations.

Marketing Plans and Strategies

Market Acceptance

The Company has a long-standing acceptance of its customized antibodies and protein production services in the market. The Company believes that the market acceptance of its products will continue as it organically grows its business, optimizes its laboratory, new sales and marketing capacity and production process to support long-term growth. Further, the Company is one of the few approved CROs for multiple transgenic animal providers on the market, enabling the faster development of therapeutic antibodies. Among 28 human antibodies approved by the FDA between 2002 and 2019, 19 were animal derived and nine were generated by phage display.

Proprietary Protection

The Company has initiated the protection of new innovation in its product pipeline and has trademarked its HYFT®, LENSai®, B cell Select®, rPEx®, Rapid Prime®, DeepDisplay™, NonaVac®, Abthena®, Artemis®, LucinaTec®, and ImmunoProtect® technologies. Currently, the Company has filed patent applications related to its proprietary HYFT technology (3 patent families), and to protect its PolyTope SARS-CoV-2 , TATX-200 (TrkB-CD3 bispecifics), TATX-024 (CD3), and TATX-112 (TrkB) intellectual property. Its IP strategy has been to protect its intellectual property primarily through a combination of trade secrets and copyright. See also “Risk Factors”.

The Company continues to develop new products such as novel biotherapeutics in a broad range of indications. New screening methodologies, screening services and data mining methodologies may also provide an expansion and new commercial opportunities for the Company.

Changes to Contracts

The Company uses a standard Master Services Agreement (“MSA”) with all customers for custom monoclonal and polyclonal antibodies and peptide production and does not anticipate any changes in its MSA. The Company has a standard form of contract for its other services and anticipates development of a standard license agreement to take advantage of new licensing opportunities.

Foreign Operations

The Company currently conducts business activities in Canada and a significant portion of the Company’s business activities depend on foreign operations in the Netherlands and the United States. The Company distributes and offers its products and services globally. Significant portions of our revenues are from global sales. In fiscal 2024, 51% of our revenues came from sales to the United States, 44% from Europe and 3% to countries other than Canada.

Locations of Operations

IPA is a global operation with a presence in Utrecht and Oss in the Netherlands, Diepenbeek in Belgium, Victoria, British Columbia, in Canada and Fargo, North Dakota in the United States. This broad reach enables IPA to tap into thriving locations that strongly support the life sciences industry and the development of artificial intelligence.

The Company's leadership, spanning North America and Europe, holds global responsibility for financial and accounting oversight, sales and marketing, investor relations, and information technology. An enterprise resource management system aids in automating marketing and sales, enhancing customer relationship management, and simplifying accounting, financial reporting, and project management tasks.

The Company’s head office is in Victoria, British Columbia, and the base for U.S. operations is in Fargo, North Dakota. IPA Canada operates from Victoria, British Columbia (Canada), performing custom antibody generation since its inception. The Company has recently completed the expansion of its vivarium in Victoria while simultaneously intensifying its capabilities in measuring protein binding kinetics and high-throughput label-free protein-protein interactions and further developing and improving technologies such as its B cell Select® platform.

The acquisition of U-Protein Express B.V. ("UPE") and ModiQuest Research B.V. ("MQR"), now collectively named IPA Europe, has deepened the Company’s technological competence, and expanded its capabilities for partners worldwide. The team from MQR in Oss brings extensive expertise in various areas, including in vitro antibody phage library generation, antibody characterization, optimization, and engineering. The UPE team in Utrecht specializes in the production of complex proteins and antibodies, supporting numerous programs across various sectors using their proprietary expression platform rPEx®.

On April 14, 2022, the Company successfully acquired BioStrand BV, BioKey BV, and BioClue BV, a group of innovative artificial intelligence entities based in Belgium. These entities are leaders in the field of multi-omics and in silico biotechnology, specializing in the intricate task of identifying unique biological fingerprints within proteins, RNA, and DNA across multiple information layers, giving rise to unprecedented insights into biological molecules, including intricate relationships between protein structure and function. They have constructed a comprehensive knowledge base of these distinctive biological markers, which serves as a significant tool for their comparison and processing. This strategic acquisition further bolsters the Company’s standing in the rapidly advancing fields of multi-omics and in silico antibody discovery and development.

The Company continues to broaden its intellectual property portfolio in additional, meaningful ways, including internal R&D, acquisitions, and collaborations. There is also an emphasis on therapeutic antibody asset development in areas such as oncology, inflammation, neurodegenerative diseases, autoimmunity, and atherosclerosis.

C. Organizational Structure

The following chart sets out the Company’s intercorporate relationships with its subsidiaries, along with the jurisdiction in which such subsidiaries were formed. All of the Company’s subsidiaries are wholly owned by the Company.

ImmunoPrecise Antibodies Ltd. (British Columbia)
ImmunoPrecise Antibodies (Quebec), Inc. (Quebec)
9438-9244 AI (Quebec), Inc. (Quebec)
ImmunoPrecise Antibodies (Canada) Ltd. (British Columbia)
ImmunoPrecise Antibodies (USA), Ltd. (Delaware)
ImmunoPrecise Antibodies (ND) Ltd. (North Dakota)
ImmunoPrecise Netherlands B.V. (Netherlands)
Talem Therapeutics LLC (Delaware)
ImmunoPrecise Antibodies (MA) LLC (Delaware)
ImmunoPrecise Antibodies (Europe) B.V. (Netherlands)
Idea Family B.V. (Belgium)
BioStrand B.V. (Belgium)
BioKey B.V. (Belgium)
BioClue B.V. (Belgium)
Idea Family Owns:
BioStrand 24.99%
BioKey 20%
BioClue 20%

ImmunoPrecise Antibodies (Quebec), Inc.

On March 30, 2021, we incorporated ImmunoPrecise Antibodies (Quebec), Inc. a direct wholly owned subsidiary, under the laws of Quebec.

9438-9145 (Quebec), Inc.

On March 30, 2021, we incorporated 9438-8244 AI (Quebec), Inc. a direct wholly owned subsidiary, under the laws of Quebec.

ImmunoPrecise Antibodies (Canada), Ltd.

On May 9, 1995, we incorporated ImmunoPrecise Antibodies (Canada), Ltd. a direct wholly owned subsidiary, under the laws of British Columbia.

ImmunoPrecise Antibodies (USA), Ltd.

On September 11, 2019, we incorporated ImmunoPrecise Antibodies (USA), Ltd. a direct wholly owned subsidiary, under the laws of Delaware.

Talem Therapeutics LLC

On January 18, 2019, Talem Therapeutics LLC was incorporated under the laws of Delaware. Talem Therapeutics LLC is an indirect wholly-owned subsidiary.

ImmunoPrecise Antibodies (MA), LLC

On January 18, 2019, we formed ImmunoPrecise Antibodies (MA), LLC an indirect wholly owned subsidiary, under the laws of Delaware.

ImmunoPrecise Antibodies (ND), Ltd.

On May 25, 2018, we incorporated ImmunoPrecise Antibodies (ND), Ltd. a direct wholly owned subsidiary, under the laws of North Dakota.

ImmunoPrecise Netherlands B.V.

On January 25, 2005, we incorporated ImmunoPrecise Netherlands B.V. a direct wholly owned subsidiary, under the laws of the Netherlands.

ImmunoPrecise Antibodies (Europe) B.V.

On April 5, 2018, we acquired ImmunoPrecise Antibodies (Europe), B.V. an indirect wholly owned subsidiary.

Idea Family B.V.

On April 14, 2022, Idea Family B.V. was acquired. Idea Family B.V. is an indirect wholly owned subsidiary.

BioStrand B.V.

On April 14, 2022, BioStrand B.V. was acquired.

BioKey B.V.

On April 14, 2022, BioKey B.V. was acquired.

BioClue B.V.

On April 14, 2022, BioClue B.V. was acquired.

D. Property, Plants and Equipment

We do not own any real estate property. We operate from leased premises in five different locations, as detailed in the following table:

Location	Area (approx.)	Premise Use	Expiry Date
Agoralaan Abis, 3590 Diepenbeek Belgium	104 sq m	Artificial intelligence research and development, including for in silico antibody discovery and development	Monthly
4837 Amber Valley Parkway, Suite 11 Fargo, ND 58104, USA	200 sq ft	U.S. head office	Monthly
Pivot Park – building OP, Kloosterstraat 95349 AB Oss, The Netherlands	1,142 sq m	Preclinical antibody drug discovery and development lab facility	December 31, 2028
Uppsalalaan 17, 10th Floor, 3584 CT Utrecht, The Netherlands	1,164 sq m	Production site for complex proteins and antibodies	March 31, 2032
3204-4464 Markham St. Victoria, BC V8Z 7X8 Canada	6,210 sq ft	Global head office, preclinical antibody drug discovery and development lab facility	December 31, 2033

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with International Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Our discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A. Operating Results

Overview

During Fiscal 2024, we had some significant highlights to our operating results:

•
Achieves Record $24.5 Million Revenue in FY 2024, Showcases Cutting-Edge Technological Advancements
•
Expands Laboratory Capabilities and Launches Advanced AI Models, Strengthening Market Position
•
Launches Commercial LENSai API, Offering Advanced AI-Powered Solutions Across Multiple Markets and Prepares for Further Launch with its Newest Partner, AWS

Selected Annual Information

The following selected financial data has been extracted from the audited Fiscal 2024 financial statements (expressed in Canadian Dollars).

The following is a summary of certain selected financial information of the Company for the years ended April 30, 2024, 2023, and 2022.

(in thousands except loss per share)	2024 $	2023 $	2022 $
Revenue	24,518	20,665	19,364
Cost of sales	(12,465)	(9,102)	(8,381)
Expenses	(41,177)	39,966	(27,731)
Net loss	(27,177)	(26,560)	(16,709)
Total assets	59,988	77,813	93,647
Total liabilities	(26,067)	(20,010)	(18,362)
Loss per share	(1.06)	(1.07)	(0.85)

Comparison of the years ended April 30, 2024 and April 30, 2023

Revenue

	Year Ended April 30,
(in thousands)	2024 $	2023 $	Change $	Change %
Project revenue	22,235	18,677	3,558	19.1%
Product sales revenue	2,035	1,747	288	16.5%
Cryostorage revenue	248	241	7	2.9%
Total revenue	24,518	20,665	3,853	18.6%

Revenue for the year ended April 30, 2024 was $24.5 million, compared to $20.7 million for the year ended April 30, 2023. This increase of $3.9 million was primarily driven by project revenue growth on discovery projects as well as protein manufacturing services.

Gross Profit

	Year Ended April 30,
(in thousands)	2024 $	2023 $	Change $	Change %
Gross profit	12,053	11,563	490	4.2%
Gross profit margin	49.2%	56.0%

Gross profit totaled $12.1 million during the year ended April 30, 2024, an increase of 4.2% compared to the year ended April 30, 2023. Gross profit margin decreased to 49.2% from 56.0% during the prior year reflecting increased costs due to expansion as well as inflationary pressures.

Research and development

	Year Ended April 30,
(in thousands)	2024 $	2023 $	Change $	Change %
Research and development	4,043	14,101	(10,058)	-71.3%

During the year ended April 30, 2024, R&D expenses decreased to $4.0 million from $14.1 million compared to the year ended April 30, 2023. Expenditures were reduced as research activities wrapped up on Talem’s PolyTope® antibody combination therapy, and primarily represent R&D efforts at our BioStrand subsidiary.

Sales and marketing

	Year Ended April 30,
(in thousands)	2024 $	2023 $	Change $	Change %
Sales and marketing	3,543	3,608	(65)	-1.8%

Sales and marketing expenses totaled $3.5 million during the year ended April 30, 2024, compared to $3.6 million during the year ended April 30, 2023, representing a slight decrease as the Company focused on cost reduction efforts while still supporting revenue growth.

General and administrative

	Year Ended April 30,
(in thousands)	2024 $	2023 $	Change $	Change %
General and administrative	15,592	15,383	209	1.4%

During the year ended April 30, 2024, general and administrative expenses totaled $15.6 million, a slight increase compared to the year ended April 30, 2023. This represents the Company's focus on keeping expenses flat during continued revenue growth and conserving cash to fund R&D efforts within its BioStrand subsidiary.

Other Income/ Expense

	Year Ended April 30,
(in thousands)	2024 $	2023 $	Change $	Change %
Accretion	(19)	(30)	11	(36.7)%
Grant and subsidy income	331	332	(1)	(0.3)%
Interest and other income	23	122	(99)	(81.1)%
Unrealized foreign exchange gain	86	227	(141)	(62.1)%
Total other income	421	651	(230)	(35.3)%

The Company recorded other income of $0.4 million during the year ended April 30, 2024, a slight decrease from other income of $0.7 million during the year ended April 30, 2023.

Comparison of the years ended April 30, 2023 and April 30, 2022

Revenue

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Project revenue	18,677	17,356	1,321	7.6%
Product sales revenue	1,747	1,652	95	5.8%
Cryostorage revenue	241	356	(115)	(32.3)%
Total revenue	20,665	19,364	1,301	6.7%

The Company achieved revenue of $20.7 million during the year ended April 30, 2023, a 6.7% increase from the year ended April 30, 2022. The increase in revenue was primarily driven by growth in the Company’s B cell Select® platform and protein manufacturing services.

Gross Profit

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Gross profit	11,563	10,983	580	5.3%
Gross profit margin	56.0%	56.7%

Gross profit totaled $11.6 million during the year ended April 30, 2023, an increase of 5.3% compared to the year ended April 30, 2022, while gross profit margin decreased slightly to 56.0% from 56.7% during the prior year.

Research and development

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Research and development	14,101	7,663	6,438	84.0%

During the year ended April 30, 2023, R&D expenses increased to $14.1 million from $7.7 million during the year ended April 30, 2022. Expenditures on research activities included $8.3 million on Talem’s PolyTope® antibody combination therapy.

Sales and marketing

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Sales and marketing	3,608	2,678	930	34.7%

Sales and marketing expenses totaled $3.6 million during the year ended April 30, 2023, compared to $2.7 million during the year ended April 30, 2022, representing an increase in line with the increase in discovery project and protein manufacturing services revenue.

General and administrative

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
General and administrative	15,383	15,377	6	0.0%

During the year ended April 30, 2023, general and administrative expenses totaled $15.4 million, flat compared to the year ended April 30, 2022. Salaries and benefits increased $2.1 million due primarily to the addition of staff at BioStrand and routine annual pay increases.

Other Income/ Expense

	Year Ended April 30,
(in thousands)	2023 $	2022 $	Change $	Change %
Accretion	(30)	(85)	55	(64.7)%
Grant and subsidy income	332	75	257	342.7%
Interest and other income	122	279	(157)	(56.3)%
Unrealized foreign exchange gain	227	631	(404)	(64.0)%
Total other income	651	900	(249)	(27.7)%

The Company recorded other income of $0.7 million during the year ended April 30, 2023, compared to other income of $0.9 million during the year ended April 30, 2022. The most noteworthy variance is the decrease in unrealized foreign exchange gain of $0.4 million compared to the year ended April 30, 2022, a result of currency revaluations at the current quarter-end exchange rate. Grant income increased $0.3 million compared to the year prior, as the Company recorded the first round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium.

Non-IFRS Measures

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the consolidated financial statements and accompanying notes for the year ended April 30, 2024.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures are adjusted EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted EBITDA as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance. The most directly comparable IFRS measure to adjusted EBITDA is net loss.

The Company defines adjusted operating expenses as operating expenses before taxes, interest, share-based compensation, depreciation, amortization, accretion, foreign exchange loss, and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating expenses to capture the true operational costs by excluding one-time charges and non-recurring expenses, thereby providing a clearer picture of the ongoing financial performance. The most directly comparable IFRS measure to adjusted operating expenses is operating expenses.

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Year Ended April 30,
(in thousands)	2024 $	2023 $
Net loss	(27,177)	(26,560)
Income taxes	(1,526)	(1,192)
Amortization and depreciation	5,735	6,685
Accretion	19	30
Asset impairment charge	15,031	2,460
Foreign exchange realized loss	142	82
Interest expense	849	334
Interest and other income	(23)	(122)
Unrealized foreign exchange gain	(86)	(227)
Share-based payments	1,535	1,943
Adjusted EBITDA	(5,501)	(16,567)

	Year Ended April 30,
(in thousands)	2024 $	2023 $
Operating expenses	(41,177)	(39,966)
Amortization and depreciation	3,273	4,980
Asset impairment charge	15,031	2,460
Foreign exchange loss	142	82
Interest expense	849	334
Share-based payments	1,535	1,943
Adjusted Operating Expenses	(20,347)	(30,167)

B. Liquidity and Capital Resources

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts its capital structure upon approval from its Board, considering economic conditions and the Company’s working capital requirements. The Company is not subject to any externally imposed capital requirements.

On July 11, 2023, the Company filed a U.S.$300 million Registration Statement with the SEC, under which the Company may offer for sale, from time to time, either separately or together in any combination, equity, debt, or other securities described in the Registration Statement through the 36-month expiration period.

On August 15, 2023, the Company established an at-the-market equity offering facility ("ATM"). An ATM agreement was entered into with Jefferies LLC acting as sole sales agent (the “Jefferies ATM Agreement”). The Company is entitled, at its discretion and from time-to-time during the term of the Jefferies ATM Agreement, to sell Common Shares through Jefferies LLC. The Company filed a prospectus supplement to its Registration Statement in connection with the ATM on August 16, 2023, permitting sales of Common Share for an aggregate gross sales price of up to U.S.$60 million.

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12.0 million. As of January 31, 2024, the Company's unpaid commitment related to the BioStrand earnout was €12.0 million.

Although the Company is presented as a going concern, the Company does not have cash reserves to fund all its operations for one year, and strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of Common Shares and/or through debt financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company's assets or curtail or discontinue the Company's operations.

On December 8, 2023, the Company closed an underwritten public offering of 1,265,000 Common Shares, including 165,000 Common Shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each Common Share, before the underwriter’s discount and commissions, was U.S.$1.00. The Company intends to use the estimated net proceeds of approximately $1.1 million from the offering for R&D; capital expenditures, including expansion of existing laboratory facilities; and working capital and general corporate purposes. The Common Shares were offered and sold pursuant to its Registration Statement.

On February 23, 2024, the Company entered into the Clear Street ATM Agreement. Under the terms of the Clear Street ATM Agreement, the Company was entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through Clear Street LLC, acting as sole sales agent, Common Shares of the Company having an aggregate gross sales price of up to US$60 million.

Financing Activities

Fiscal Year Ended 2022 Transactions

On May 3, 2021, the Company issued 41,488 Common Shares pursuant to the final deferred payment for the acquisition of IPA Europe. The Common Shares were valued at $0.5 million.

On April 13, 2022, the Company issued 4,077,774 Common Shares pursuant to the acquisition of BioStrand. The Common Shares were valued at $18.4 million.

During the year ended April 30, 2022, the Company issued 188,000 Common Shares pursuant to the exercise of stock options for total gross proceeds of $0.6 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $7.95(CAD).

During the year ended April 30, 2022, the Company issued 925,076 Common Shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $3.2 million. A value of $0.3 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2022, the Company issued 75,292 Common Shares with a value of $0.3 million pursuant to the conversion of $0.3 million principal balance of convertible debenture.

Fiscal Year Ended 2023 Transactions

During the year ended April 30, 2023, the Company issued 263,537 Common Shares pursuant to the exercise of stock options for total gross proceeds of $0.7 million. A value of $0.8 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2023, the Company issued 309,877 Common Shares with a value of $1.3 million pursuant to the conversion of $1.4 million principal balance of convertible debenture.

Fiscal Year Ended 2024 Transactions

During the year ended April 30, 2024, the Company issued 1,265,000 Common Shares, including 165,000 Common Shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each Common Share, before the underwriter’s discount and commissions, was U.S.$1.00, raising U.S.$1,265,000.

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility ("ATM Facility") and entered into the Clear Street ATM Agreement. The Company is entitled, at its discretion and from time-to-time during the term of the Clear Street ATM Agreement, to sell Common Shares through Clear Street. On February 23, 2024, in connection with the ATM Facility, the Company filed a prospectus supplement permitting the sales of Common Shares having an aggregate gross sales price of up to US$60.0 million. In fiscal 2024, 629,240 common shares were sold under the ATM with proceeds net of commissions of $1.8 million. From May 1, 2024 through July 26, 2024, 357,760 common shares were sold under the ATM with proceeds net of commissions of $0.5 million.

On July 16, 2024, the Company entered into a securities purchase agreement (the "Securities Purchase Agreement") with YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP ("Yorkville"), under which the Company agreed to sell and issue to Yorkville U.S,$3.0 million aggregate principal amount of convertible debentures (the "Convertible Debentures") in two tranches and at a purchase price of 95% of the aggregate principal amount (the “July 2024 Offering”).

The Convertible Debentures are convertible into Common Shares. The sale and issue of the first tranche consists of U.S.$2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024 (the "First Closing"). The sale and issue of the second tranche consists of U.S.$1.0 million principal amount of Convertible Debentures and is expected to close on or about the date the initial registration statement of the Company filed pursuant to the Registration Rights Agreement (as defined below) has first been declared effective by the SEC.

Each Convertible Debenture will be an unsecured obligation of the Company and will be wholly and unconditionally guaranteed by certain of the Company's subsidiaries. The Convertible Debentures will incur interest at a rate of 8.0% per annum. The outstanding principal amount of and accrued and unpaid interest, if any, on, the Convertible Debentures must be paid by the Company in cash when the same becomes due and payable under the terms of the Convertible Debentures at their stated maturity, upon their redemption or otherwise. The Convertible Debentures are redeemable at any time provided that the volume-weighted average price ("VWAP") for the Common Shares is less than U.S.$1.16, at a redemption price equal to the principal amount, plus accrued and unpaid interest on the principal amount to be redeemed, plus a 10% premium. If at any time on and after November 1, 2024, the daily VWAP for the Common Shares is less than U.S.$0.20 for five trading days during a period of seven consecutive trading days or a default with respect to the registration statement has occurred, the Company shall be required to make monthly installments payments on the Convertible Debentures in an amount equal to U.S.$300,000 principal amount, plus accrued and unpaid interest on the outstanding principal amount, plus a 10% premium.

Subject to certain limitations contained within the Securities Purchase Agreement and the Convertible Debentures, holders of the Convertible Debentures will be entitled to convert the principal amount of, and accrued and unpaid interest, if any, on each Convertible Debenture, in whole or in part, from time to time, into a number of Common Shares at a conversion price equal to the lower of (i) U.S.$1.16 per Common Share, or (ii) 95% of the lowest daily VWAP for the Common Shares during the 10 consecutive trading days immediately preceding the conversion date or other date of determination (the "Market Price"), but which Market Price shall not be lower than U.S.$0.20. The conversion price is subject to anti-dilution adjustments pursuant to the terms and conditions of the Securities Purchase Agreement and the Convertible Debentures. During any consecutive 30-day period, the holders of the Convertible Debentures may not, without the prior written consent of the Company, convert more than U.S.$300,000 in principal amount of Convertible Notes during any 30-day period if the conversion price is less than U.S.$1.16, provided, however, that the foregoing limitation shall not apply during the occurrence and during the continuance of an event of default under the Convertible Debentures.

The Company and Yorkville entered into a customary Registration Rights Agreement on July 16, 2024 (the "Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights to Yorkville under the Securities Act.

Furthermore, in connection with the July 2024 Offering and pursuant to the Securities Purchase Agreement, ImmunoPrecise Antibodies (Canada), Ltd., ImmunoPrecise Antibodies (Europe) BV and BioStrand B.V. (together, the “Guarantors”), entered into a global guaranty agreement on July 16, 2024 (the “Global Guaranty Agreement”) in favor of Yorkville, under which the Guarantors guaranteed to Yorkville the payment when due and the performance, of all liabilities, agreements and other obligations of the Company to Yorkville contained in the Securities Purchase Agreement and Convertible Debentures.

Capital Expenditures

The Company made property and equipment purchases of $1.4 million during the year ended April, 2024 (2023 - $1.5 million).

Contractual Obligations and Commitments

As of April 30, 2023, the Company has an estimated annual commitment of €0.5 million related to a lease agreement to lease a new facility for its Oss, the Netherlands location.

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12.0 million. As of April 30, 2023, the Company's unpaid commitment related to the BioStrand earnout is €12.0 million.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

C. Research and Development, Patents and Licenses, etc.

See Item 5.A. – Operating Results – Selected Annual Information for a description of our R&D activities during the last three fiscal years.

See Item 4.B. – Business Overview – Proprietary Protection for a listing of patents and product development in progress.

D. Trend Information

See Item 5.A. – Operating Results – Seasonality for trend information.

E. Critical Accounting Estimates.

Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name of each of our directors and executive officers, as well as such individual’s place of residence, position with us, principal business activities performed outside those with us and period of service as a director (if applicable).

Directors and Executive Officers

Name	Position With ImmunoPrecise Antibodies Ltd.	Principal occupation, business, or employment and, if not a previously elected Director, occupation, business, or employment during the past 5 years	Director/Officer Since
Dr. Jennifer L. Bath North Dakota, United States	CEO, President and Director

CEO, President of the Company; Global Director of Aldevron, LLC from July 2015 to February 2018, a company that provides plasmid deoxyribonucleic acid (DNA), messenger ribonucleic acid (mRNA), and recombinant proteins for biopharma clients.

February 2018(1)
Mitch Levine (2) (7) California, United States	Chairman of the Board and Director	CEO of SmartHealth Dx. November 2022 to 2024. Chief Financial Officer of Oncocyte Corporation, a molecular diagnostic company from 2017 to 2022.	November 2023
Chris Buyse (2) (5) (6) Oostduinkerke, Belgium	Director

Board member and Chairman of the Audit Committee of Inventiva SA since January 2017. Board member and member of the Audit Committee of Hyloris Pharmaceuticals since December 2020. Co-founder and board member of FUND+ NV/SA, since July 2014.

September 2023
Barry A. Springer (4) (6) Delaware, United States	Director	Principal at Springer Bio-Tech Consulting, LLC since May 2021. Vice President of Janssen Pharmaceuticals BioTherapeutic Strategy, Technology, Operations and External Innovation from 2011 to 2020.	September 2023
Dirk Witters (3) (4) Beveren, Belgium	Director

Founder of Conanti Consult BV, an advisory boutique since 2019.

Advisor to the founder of New Rhein Healthcare Investors, a private equity investment firm, from July 2019 to March 2020.

Director Program Management Office, Sustainable Finance for KBC Group, from December 2018 to June 2019.

September 2023

President of the board of BioStrand BV from June 2020 to April 2022.
Kristin Taylor Minnesota, United States	CFO	N/A	September 2023
Dr. Ilse Roodink Loenen, Netherlands	CSO	N/A	July 2021
Kari Graber North Dakota, United States	Vice President of Commercial Services	N/A	November 2021(8)

Notes:

(1)
Dr. Bath, who has been CEO and President since February 2018 and was appointed Director in May 2018.
(2)
Member of the Audit and Risk Committee.
(3)
Member and Chair of the Audit and Risk Committee
(4)
Member of the Remuneration and Nomination Committee.
(5)
Member and Chair of the Remuneration and Nomination Committee
(6)
Member of the Corporate Governance Committee.
(7)
Member and Chair of the Corporate Governance Committee.
(8)
Ms. Graber has been working for the Company since May 2018.

The following are brief biographies of our directors and executive officers.

Dr. Jennifer Bath

Dr. Bath is the CEO and President of IPA. She obtained a Ph.D. in Cellular and Molecular Biology, specializing in immunology and biochemistry with a focus on discovering and validating biologics for the prevention and treatment of neglected tropical diseases. Dr. Bath held a tenured position as an Associate Professor of Cellular and Molecular Biology, while concurrently serving as the Founder and Executive Director of the Concordia Global Vaccine Institute. She also served many years as a strategic growth and business operations advisor for global pharma, biotech, and government.

Dr. Bath has held executive roles in both biotechnology and contract research organizations, with her most recent post on the executive team at Aldevron, LLC. There, she headed the global sales and client relations teams, and defined business strategies by applying knowledge based on the science, technology, and market. In addition, she served as a key technical specialist, converting challenges for pharmaceutical and biotechnology clients into operational initiatives.

Mitch Levine

Mr. Levine was CEO of SmartHealth Dx from November 2022 to February 2024. He has orchestrated mission-critical financial strategies to enhance corporate value and strengthen operating performance for public and private companies in the life sciences industry. From 2017 to 2022, he led Oncocyte Corporation, a molecular diagnostic company, as their Chief Financial Officer. From 2000 to 2017, Mr. Levine was Founder and Managing Member of Enable Capital Management, LLC, providing growth capital to small and mid-sized public and private companies.

Chris Buyse

Mr. Buyse is currently a board member and chairman of the audit committee of Inventiva SA, a dual-listed company on Euronext Paris and Nasdaq since January 2017, and a board member and member of the audit committee of Hyloris Pharmaceuticals SA a company listed on Euronext Brussels since December 2020. Mr. Buyse has extensive experience in capital raising endeavours having co-founded FUND+ NV/SA in July 2014, a private fund, investing in companies in the life sciences sector with a European focus, where he is currently a board member. Prior to these roles, Mr. Buyse was a member of the board and chair of the audit committee of Celyad Oncology SA (listed on the Euronext and Nasdaq) from January 2008 until December 2022. Mr. Buyse was also a board member of eyeDPharma SA and of cellaïon SA, both from March 2019 to June 2023.

Barry A. Springer

Since May 2021, Mr. Springer is the principal at Springer Bio-Tech Consulting, LLC. Prior to that, Mr. Springer was Vice President of Janssen Pharmaceuticals BioTherapeutic Strategy, Technology, Operations and External Innovation from 2011 until his retirement in 2020.

Dirk Witters

Mr. Witters founded Conanti Consult BV in 2019, an advisory boutique, where he, among other things, advises on the execution of acquisitions and capital raising assignments. Prior to that, Mr. Witters also served as an advisor to the founder of New Rhein Healthcare Investors, a private equity investment firm from July 2019 to March 2020. In addition, Mr. Witters was the Director Program Management Office, Sustainable Finance for KBC Group from December 2018 to June 2019; and the president of the Board of BioStrand BV from June 2020 to April 2022.

Kristin Taylor

Ms. Taylor serves as the CFO for IPA and is responsible for overseeing the financial strategy and reporting to ensure compliance with regulations, optimizing capital allocation to support growth, and providing financial leadership. She has over 30 years of experience ranging from large growth companies, including Medtronic and Prime Therapeutics, to developing and implementing critical finance and funding strategies for early-stage biotechnology and medical device companies. Prior to her corporate roles, she worked in public accounting. She is a CPA (inactive) and holds a BSB degree in Accounting and an MBA, with concentrations in Finance and Strategic Management, from the University of Minnesota’s Carlson School of Management.

Dr. Ilse Roodink

Dr. Roodink serves as CSO of IPA, supporting the company’s global research and development teams. Prior to her appointment as CSO, she held different scientific positions at the Company’s Dutch facility in Oss from 2013 until 2021. In her last role as Scientific Director of IPA Europe, Dr. Roodink was overseeing contract research project execution and management and actively involved in the integration of innovative technologies supporting antibody characterization and engineering. Following its establishment in 2019, Dr. Roodink has served as Chairwoman of Talem Therapeutics’ Scientific Advisory Committee, leading the development of Talem’s pipeline assets. Dr. Roodink graduated from Radboud University of Nijmegen, the Netherlands with a Master’s degree in Biomedical Health Sciences and a Ph.D. in Medical Sciences. Her work, resulting in several peer-reviewed publications, focused on platform development to facilitate the discovery of antibodies specifically recognizing native tumor targets.

Kari Graber

Ms. Graber serves as the Vice President of Commercial Services for IPA and is responsible for the overall leadership and implementation of the Project Management program throughout IPA’s global family of companies. She has over 20 years of experience in developing, implementing and directing laboratory operations, quality assurance, regulatory compliance, and supply chain management programs for various food manufacturers, and spent five years as Sales and Technical Director for a pasteurization/sterilization technology and equipment supplier. Prior to joining IPA, Ms. Graber served at Aldevron LLC, where she held a client relations management role for their antibody services platform. She holds a Bachelor of Science in Food Science & Technology and a Minor in Microbiology.

Board Diversity Matrix

Board Diversity Matrix (As of July 25, 2024)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	–	–
Part II: Demographic Background
Under-represented person in Home Country	0
LGBTQ+	0
White	5

On August 6, 2021, the SEC approved Nasdaq Listing Rule 5605(f) regarding board diversity. Under the rule, NASDAQ-listed companies, that are also foreign issuers, are required to include, or explain why it has not included (as the case may be), at least one “Diverse” director prior to December 31, 2023 and at least two “Diverse” directors by December 31, 2025. Under Nasdaq Listing Rule 5605(f)(2)(D), boards of directors composed of five or fewer members must have one director who is “Diverse.”

The composition of our Board includes an individual who is “Diverse” under the Nasdaq Listing Rule 5605(f), as presented in the above Board Diversity Matrix. We are mindful of the benefit that diversity can provide in maximizing the effectiveness and decision-making abilities of our Board. In this regard, we are committed to increasing diversity on our Board and moving forward, in our searches for new director candidates, we will consider the level of diversity, including representation of underrepresented individuals and female representation, on the Board, which will be one of several factors used in the search process.

B. Compensation

Compensation for Fiscal 2024

The aggregate amount of compensation paid during the year ended April 30, 2024, directly and indirectly, including directors’ fees, to our named executive officers and directors in their capacity as such, was $3.2 million (Fiscal 2023: $5.4 million).

This discussion describes our compensation program for each person who acted as President and CEO, CFO and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and the CFO, whose total compensation was more than CAD$150,000 in our last fiscal year and who was performing a policy-making function in respect of the Company (each a “NEO” and collectively the “NEOs”). This section addresses our philosophy and objectives and provides a review of the process that the Board follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the Board’s specific decisions about the compensation of the NEOs for the fiscal year ended April 30, 2024. We had seven (7) NEOs during the fiscal year ended April 30, 2024, namely: Mitch Levine, Executive Chairman and Director; Dr. Jennifer Bath, CEO; Kristin Taylor, CFO; Brad McConn, former CFO; Dr. Ilse Roodink, CSO; Dr. Barry Duplantis, former Vice President of Client Relations; and Kari Graber, Vice President of Commercial Services.

Summary Compensation Table

The following table provides a summary of the compensation paid by the Company to each NEO of the Company for the financial years ended April 30, 2024, 2023, and 2022. All cash payments in the table below are made in U.S. dollars, except for Dr. Roodink’s and Dr. Duplantis’, which are made in Euros and Canadian dollars, respectively. All amounts listed are in Canadian dollars, translated using the average daily exchange rate on the last day of the period provided by the Bank of Canada. The average daily exchange rates on the relevant date as reported by the Bank of Canada are:

Bank of Canada USD/CAD Average Daily Exchange Rate
April 30, 2024	1.3746
April 30, 2023	1.3578
April 30, 2022	1.2792
Bank of Canada EUR/CAD Average Daily Exchange Rate
April 30, 2024	1.4695
April 30, 2023	1.3578
April 30, 2022	1.3492

					Non-equity incentive plan compensation(1) ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Dr. Jennifer L. Bath(2)	2024	731,989	—	—	273,353	—	—	—	1,005,342
CEO,	2023	713,558	—	1,069,310	678,031	—	—	—	2,460,899
President, and Director	2022	648,659	—	594,711	613,112	—	—	—	1,856,482
Kristin Taylor(3) CFO	2024	533,477	—	—	—	—	—	—	533,477
Brad McConn(3)	2024	188,613	—	—	—	—	—	—	188,613
Former CFO	2023	400,462	—	213,540	167,274	—	—	—	781,276
	2022	219,596	—	148,678	64,440	—	—	—	432,714
Dr. Ilse Roodink	2024	276,930	—	—	—	—	—	—	276,930
CSO	2023	298,419	—	142,360	78,297	—	—	—	519,076
	2022	186,426	—	247,796	79,936	—	—	—	514,158
Dr. Barry Duplantis	2024	176,392	—	—	—	—	—	—	176,392
Former VP of Client Relations	2023	287,879	—	177,950	155,106	—	—	—	620,935
	2022	180,330	—	123,898	82,872	—	—	—	387,100
Kari Graber	2024	273,599	—	—	—	—	—	—	273,599
VP of Commercial	2023	262,395	—	177,950	76,312	—	—	—	516,657
Services	2022	223,860	—	—	53,623	—	—	—	277,483
Lisa Helbling(4)	2023	131,163	—	—	—	—	—	—	131,163
Former CFO	2022	422,136	—	37,926	215,840	—	—	—	675,902

Notes:

(1)
Non-equity incentive plan compensation includes bonuses earned during the financial year and payable as of the year-end date. Cash payments are made upon approval by the Board in the fiscal quarter following year-end.
(2)
Dr. Bath received no compensation in her capacity as director of the Company.
(3)
Mr. McConn was acting as CFO until September 29, 2023. Ms. Taylor was appointed as interim CFO on September 19, 2023, and was employed though a consulting firm. Her salary represents compensation paid to the consulting firm up to her hire date as CFO on of June 16, 2024.
(4)
Ms. Helbling was acting as CFO of the Company until August 5, 2022. She was appointed as director of the Company on December 13, 2022. Compensation for her services as a director is reflected in the Director Compensation Table.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options on their grant date. The Company applies this methodology to value the stock options as accurately as possible using observable market inputs. The assumptions used in the model and the resulting fair value for each issuance is shown below:

					Black-Scholes model inputs
Optionee	Year	Fair value of option ($)	Number of options awarded	Fair value of award ($)	Common share price on grant date ($)		Exercise price ($)		Expected life (years)	Risk-free rate
Dr. Jennifer L. Bath	2024	—	—	—	—		—		—	—
	2023	3.559	300,452	1,069,310	4.100	(1)	4.100	(1)	5.00	3.57%
	2022	4.956	120,000	594,711	7.940		7.940		5.00	1.42%
Kristin Taylor(2)	2024	—	—	—	—		—		—	—
Brad McConn(3)	2024	—	—	—	—		—		—	—
	2023	3.559	60,000	213,540	4.100	(1)	4.100	(1)	5.00	3.57%
	2022	4.956	30,000	148,678	7.940		7.940		5.00	1.42%
Dr. Barry Duplantis	2024	—	—	—	—		—		—	—
	2023	3.559	50,000	177,950	4.100	(1)	4.100	(1)	5.00	3.57%
	2022	4.956	25,000	123,898	7.940		7.940		5.00	1.42%
Dr. Ilse Roodink	2024	—	—	—	—		—		—	—
	2023	3.559	40,000	142,360	4.100	(1)	4.100	(1)	5.00	3.57%
	2022	4.956	50,000	247,796	7.940		7.940		5.00	1.42%
Kari Graber	2024	—	—	—	—		—		—	—
	2023	3.559	50,000	177,950	4.100	(1)	4.100	(1)	5.00	3.57%
	2022	—	—	—	—		—		—	—

Notes:

(1)
Price in USD.
(2)
Ms. Taylor was appointed interim CFO effective September 19, 2023, employed through a consulting firm, and signed an employment agreement for the role of permanent CFO June 16, 2024. Options within the contract will be awarded post Company black out date.
(3)
Mr. McConn resigned effective September 29, 2023.

Outstanding Equity Awards at April 30, 2024

The following table sets forth information concerning all the outstanding equity awards held by each NEO as at April 30, 2024.

	Option-based awards				Share-based awards
Name	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. Jennifer L.	09/01/2020	210,000	8.500		09/01/2025	1,254,750	—	—	1,254,750
Bath	01/07/2022	120,000	7.940		01/07/2027	594,720	—	—	594,720
	02/19/2023	300,452	4.100	(1)	02/19/2028	1,069,309	100,151	356,437	712,871
Kristin Taylor	—	—	—		—	—	—	—	—
Brad McConn	—	—	—		—	—	—	—	—
Dr. Ilse	01/06/2021	15,000	20.300		01/06/2026	175,545	—	—	175,545
Roodink	01/07/2022	50,000	7.940		01/07/2027	247,800	—	—	247,800
	02/19/2023	40,000	4.100	(1)	02/19/2028	142,360	13,333	47,452	94,908
Dr. Barry Duplantis	—	—	—		—	—	—	—	—
Kari Graber	09/01/2020	10,000	8.500		09/01/2025	59,750	—	—	59,750
	02/19/2023	50,000	4.100	(1)	02/19/2028	177,950	16,667	59,318	118,632

Note:

(1)
Price in USD.

Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ended April 30, 2024:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Jennifer L. Bath	712,872	—	273,353
Kristin Taylor	—	—	—
Brad McConn	71,180	—	—
Dr. Ilse Roodink	94,907	—	—
Dr. Barry Duplantis	118,633	—	—
Kari Graber	118,633	—	—

Director Compensation Table

The following table provides a summary of compensation paid by the Company to each director of the Company for the financial year ended April 30, 2024. Cash payments are made in U.S. dollars, translated using the USD/CAD average daily exchange rate on April 30, 2024.

Name(1)		Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Mitch Levine		22,737	—	86,175	—	—	—	108,912
Gregory S. Smith		46,523	—	—	—	—	—	46,523
James Kuo	(2)	89,846	—	—	—	—	—	89,846
Robert Burke	(2)	52,861	—	—	—	—	—	52,861
Lisa Anderson-Helbling	(2)	38,033	—	—	—	—	—	38,033
Chris Buyse		32,276	—	86,175	—	—	—	118,451
Barry A. Springer		29,475	—	86,175	—	—	—	115,650
Dirk Witters		31,517	—	86,175	—	—	—	117,692

Notes:

(1)
The compensation of Dr. Jennifer L. Bath, a director and the CEO and President of the Company, is set out in the summary compensation table above. Dr. Bath did not receive any compensation for her role as a director of the Company.
(2)
Ceased to be board member November 9, 2024.

Directors of the Company are paid a base annual retainer for various positions, detailed below:

Position	Additional Annual Compensation (U.S. $)
Chair/Lead Independent Director	75,000
Independent Director, on at least one Committee	60,000
Independent Director, if not on at least one Committee	50,000

Annual compensation is provided for the year beginning at the Annual General Meeting of Shareholders, and payments are made quarterly in arrears. Fees earned in the Director Compensation Table reflect cash compensation during the fiscal year ended April 30, 2024.

Option-based awards shown in the table above reflect during the fiscal year ended April 30, 2024 an initial award of 40,000 options to each Director on appointment to the Board during fiscal 2024, with three-year vesting in 1/3 increments from the date of the 2023 AGM, and an annual grant of approximately 20,000 options with one year cliff vesting at the 2024 AGM.

Director Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each director as of April 30, 2024.

	Option-based awards						Share-based awards
Name	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Mitch Levine	1/19/2024	60,000	1.480	(1)	1/19/2029	86,175	54,444	78,196	7,979
Dr. Jennifer L. Bath	09/01/2020	210,000	8.500		09/01/2025	1,254,750	—	—	1,254,750
	01/07/2022	120,000	7.940		01/07/2027	594,720	—	—	594,720
	02/19/2023	300,452	4.100	(1)	02/19/2028	1,069,309	100,151	356,437	712,871
Chris Buyse	1/19/2024	60,000	1.480	(1)	1/19/2029	86,175	54,444	78,196	7,979
Dr. Barry A. Springer	1/19/2024	60,000	1.480	(1)	1/19/2029	86,175	54,444	78,196	7,979
Dirk Witters	1/19/2024	60,000	1.480	(1)	1/19/2029	86,175	54,444	78,196	7,979

Note:

(1)
Price in USD.

Employment, Consulting and Management Agreements

Dr. Jennifer L. Bath

Dr. Jennifer L. Bath entered into an executive employment agreement with the Company on February 7, 2018, pursuant to which Dr. Bath is paid U.S.$350,000 per annum for providing services as CEO of the Company. The Company will pay Dr. Bath a guaranteed annual bonus of U.S.$150,000 and a U.S.$200,000 annual bonus payable upon achievement of performance targets mutually agreed to with the Board. In the event of termination without cause, Dr. Bath will be entitled to the equivalent of 12 months’ salary. During 2022, the Board approved an adjustment to Dr. Bath’s base salary to U.S.$535,080 per annum and annual bonus of 100% of base salary with U.S.$200,000 guaranteed.

Kari Graber

Ms. Graber entered into an executive employment agreement with the Company on July 1, 2019 (the “Kari Graber Employment Agreement”) pursuant to which Ms. Graber is paid U.S.$135,200 per annum for providing services as VP of Clients Relations and Project Management of the Company. The Company will pay Ms. Graber an annual bonus payable upon achievement of targets mutually agreed to with the Chief Business Officer. During 2022, the Board approved an adjustment to Ms. Graber’s base salary to U.S.$200,000 per annum and an annual bonus of 30% of base salary.

Dr. Ilse Roodink

Dr. Ilse Roodink entered into an executive employment agreement with the Company on July 1, 2021, which became effective on July 1, 2021, pursuant to which Dr. Roodink is paid €143,400 per annum for providing services as CSO of the Company. The Company will pay Dr. Roodink an annual bonus payable upon achievement of targets mutually agreed to with the CEO. During 2022, the Board approved an adjustment to Dr. Roodink’s base salary to U.S.$240,115 and an annual bonus of 40% of base salary.

Kristin Taylor

Ms. Taylor entered into an executive employment agreement with the Company on June 16, 2024 (the “Kristin Taylor Employment Agreement”) pursuant to which Ms. Taylor is paid U.S.$400,000 per annum for providing services as CFO of the Company. The Company will pay Ms. Taylor an annual bonus payable upon achievement of targets mutually agreed to with the CEO targeted at 40% of base salary. On June 16, 2024, in connection with entering into the Kristin Taylor Employment Agreement, the Company approved an initial grant of stock options representing 0.75% of the Company’s issued and outstanding shares, including: i. Exercise price to be the Company’s share price on Nasdaq as at the close of the trading day immediately prior to the date of the last signature on the resolution, to be adjusted as needed to account for Company blackout dates; ii. 4-year vesting commencing retroactive to September 18, 2023, with 25% vesting on September 18, 2024, and the balance vesting in equal 1/36 increments from September 18, 2024, onwards; and iii. A ten-year exercise period from the grant date. The exercise price is to be adjusted to account for the Company’s blackout dates and that the options have a ten-year exercise period from the grant date.

Termination and Change of Control Benefits

Dr. Jennifer L. Bath

The Company has entered into a change of control agreement (the “Change of Control Agreement”) with Dr. Jennifer L. Bath, which provides for payments in the event of a change of control of the Company. The term “Change of Control” is defined as meaning that a person or group of persons acting jointly or in concert acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation, or otherwise), directly or indirectly, in one transaction or in a series of related transactions, (a) Control of the Company (as defined below), or (b) all or substantially all of the assets of the Company. The term “Control” is defined as meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company through the ownership of more than 50% of the voting securities.

If certain circumstances occur within 18 months following a change of control, the Change of Control Agreement provides for payments to be made to Dr. Bath. These circumstances include: (a) the assignment to Dr. Bath of any duties which are materially inconsistent, in an adverse respect, with her position, authority, status, duties, or responsibilities prior to the Change of Control, other than the assignment of duties related to the transition to a person who gains control of the Company or who acquires all or substantially all of the assets of the Company pursuant to the Change of Control (a “Successor”) that are reasonably commensurate with Dr. Bath’s position; (b) the removal or elimination of one or more of Dr. Bath’s duties, responsibilities, or functions that were material to her position, authority, status, duties or responsibilities prior to the Change of Control; (c) a reduction in Dr. Bath’s base salary or annual bonus compensation opportunity; (d) a requirement that Dr. Bath relocate to or be based at a location which is 50 kilometres or more from the location where she was based immediately prior to the Change of Control; (e) the failure to continue Dr. Bath’s participation in substantially all of the insured group benefit plans (or substantially equivalent successor plans, programs, or policies) as were in effect for Dr. Bath immediately prior to the Change of Control, including medical, dental, life, and other benefits plans, but excluding short and long term disability coverage and out of country medical coverage (“Benefit Plans”); and (f) any other change in the terms and conditions of Dr. Bath’s employment that would constitute a constructive dismissal at common law (each such circumstance, a “Triggering Event”).

In the event that Dr. Bath’s employment with the Company is terminated: (a) by Dr. Bath within three months after a Triggering Event where just cause for the Company to terminate Dr. Bath’s employment does not exist; or (b) by the Company within 12 months of a Change of Control where just cause does not exist and other than (i) in response to a resignation by Dr. Bath that is not a resignation set out in (a) above; and (ii) where a Successor offers to employ or engage Dr. Bath immediately following a Change of Control on terms and conditions that, on the whole, are at least as favourable to Dr. Bath as she enjoyed immediately prior to the Change of Control, excluding the terms of the Change of Control Agreement (either such termination, an “Involuntary Termination”), then the Change of Control Agreement entitles Dr. Bath to receive: (v) an amount equal to 24 months of her salary; (w) an amount equal to twice the amount of her guaranteed bonus; (x) an amount equal to twice the amount of the discretionary bonus paid to her for the last full bonus year; (y) her guaranteed bonus for the year in which the Involuntary Termination occurred, prorated based on the number of days worked in the year; and (z) a discretionary bonus for the year in which the Involuntary Termination occurred, calculated based on the discretionary bonus paid to her for the last full bonus year, pro-rated based on the number of days worked in the year.

In addition, if an Involuntary Termination occurs, Dr. Bath’s rights and entitlements upon termination under any incentive plans will be determined by the terms and conditions of such incentive plans, and the Company will continue to provide Dr. Bath with coverage under Benefit Plans for a period of 24 months following such Involuntary Termination, subject to the terms of such Benefit Plans and the consent of the applicable carrier. For any portion of such 24 month period during which the Company is unable to continue to provide coverage under a Benefit Plan due to the applicable carrier’s refusal or the terms of such Benefit Plan, the Company will pay to Dr. Bath compensation equal to the cost to the Company of the Benefit Plan coverage that is not maintained, provided that Dr. Bath does not become entitled to participate in substantially similar benefits through another benefits provider.

The following table sets forth an estimated aggregate amount that Dr. Bath would have been entitled to receive pursuant to the Change of Control Agreement (assuming the continuation of coverage under all applicable Benefits Plans) if an Involuntary Termination had occurred on April 30, 2024:

Change of control compensation based on salary, guaranteed bonus, and discretionary bonus ($)	Entitlements under incentive plans	Total ($)
2,722,090	—	2,722,090

Kristin Taylor

The Board has approved an amendment to the employment agreement with Ms. Taylor, whereby if Ms. Taylor’s employment with the Company is terminated without cause or she resigns for good reason, and such termination or resignation is not in connection with a Change in Control, she will receive severance pay equivalent to twelve (12) months of her base salary and continuation of health insurance coverage (COBRA) for twelve (12) months. Additionally, if Ms. Taylor’s employment with the Company is terminated without cause or she resigns for good reason within twelve (12) months following a Change in Control (double trigger), she will receive severance pay equivalent to twelve (12) months of her base salary, payment of her target bonus for the year of termination, equivalent to one (1) times the target bonus, continuation of health insurance coverage (COBRA) for twelve (12) months, and full acceleration of all outstanding equity awards.

Kari Graber

The Board has approved an amendment to the employment agreement with Ms. Graber, whereby if Ms. Graber’s employment with the Company is terminated without cause or she resigns for good reason, and such termination or resignation is not in connection with a Change in Control, she will receive severance pay equivalent to six (6) months of her base salary and continuation of health insurance coverage (COBRA) for six (6) months. Additionally, if Ms. Graber’s employment with the Company is terminated without cause or she resigns for good reason within twelve (12) months following a Change in Control (double trigger), she will receive severance pay equivalent to six (6) months of her base salary, payment of her target bonus for the year of termination, equivalent to one half (0.5) times the target bonus, continuation of health insurance coverage (COBRA) for six (6) months, and full acceleration of all outstanding equity awards.

Except as disclosed in this Annual Report, no other NEO is entitled to any other benefits upon termination of their employment or a change of control of the Company.

Pension

The Company does not provide any pension benefits for directors or executive officers.

C. Board Practices

Each of our directors will hold office until the next annual general meeting of our shareholders or until his or her office is earlier vacated, in accordance with our Articles of Incorporation (the “Articles”) and the BCBCA. Each of our officers serves at the pleasure of our Board. Please also refer to Directors and Senior Management above for further details regarding the periods of service of each of our current directors and officers.

As of April 30, 2024, we did not have any service contracts with any of our independent directors.

Board Nomination

The identification of potential candidates for nomination as our directors is carried out by all directors, who are encouraged to participate in the identification and recruitment of new directors. Potential candidates are primarily identified through referrals and business contacts.

Audit Committee Disclosure

The Audit Committee’s Charter

Our directors have adopted a Charter for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The full text of our Audit Committee Charter is available on request from us.

Composition of the Audit Committee

The members of the Audit Committee are Dirk Witters (Chair), Mitch Levine, and Chris Buyse. All members are independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules and as defined in National Instrument 52-110 - Audit Committees (“NI 52-110”) adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52-110). [The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.]

The Board has determined that Dirk Witters, Mitch Levine, and Chris Buyse each qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

Relevant Education and Experience

All of the Audit Committee members are senior-level professionals with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles.

For further relevant education and experience of Messrs. Dirk Witters, Mitch Levine, and Chris Buyse refer to their respective biographies. See Item 6.A – Directors and Senior Management - Directors, Senior Management and Employees.

Audit Committee Oversight

At no time during this past fiscal year have any recommendations by the Audit Committee respecting the appointment and/or compensation of our external auditors not been adopted by the Board.

Pre-Approval Policies and Procedures

Under its charter, the Audit Committee is required to pre-approve all non-audit services to be performed by the external auditors in relation to us, together with approval of the engagement letter for such non-audit services and estimated fees thereof. The pre-approval process for non-audit services will also involve a consideration of the potential impact of such services on the independence of the external auditors.

Remuneration and Nomination Committee Disclosure

The Remuneration and Nomination Committee’s Charter

Our directors have adopted a Charter for the Remuneration and Nomination Committee, which sets out the Remuneration and Nomination Committee’s mandate, organization, powers and responsibilities. The full text of our Remuneration and Nomination Charter is available on request from us.

Composition of the Remuneration and Nomination Committee

The members of the Remuneration and Nomination Committee are Chris Buyse (Chair), Barry A. Springer and Dirk Witters, all of whom are independent directors.

D. Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Fiscal Year Ended	Full Time	Part Time	Total
April 30, 2022	66	19	85
April 30, 2023	82	20	102
April 30, 2024	72	29	101

None of our employees are members in a labor union.

E. Share Ownership

As of July 24, 2024, the NEOs named in this Annual Report as well as our current directors and executive officers, as a group, beneficially owned a total of 372,810 Common Shares, representing beneficial ownership of 1% of the Common Shares.

The table below sets forth the number of Common Shares beneficially owned by the NEOs named in this Annual Report as well as our directors and executive officers as of July 24, 2024. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options that are exercisable within 60 days from the above date, including “out-of-the money” options. The percentages shown below are based on 27,302,260 outstanding Common Shares as of July 24, 2024.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Common Shares Held	Exercisable Options	Convertible RSUs	Exercisable Warrants	Number of Common Shares Beneficially Owned	Percent of Outstanding Common Shares
Dr. Jennifer Bath	248,818	530,301	—	—	248,818	0.91%
Kristin Taylor	10,000	—	—	—	10,000	0.04%
Dr. Ilse Roodink	9,542	91,667	—	—	9,542	0.03%
Kari Graber	—	43,333	—	—	—	0.00%
Mitch Levine	20,000	5,556	—	—	20,000	0.07%
Chris Buyse	—	5,556	—	—	—	0.00%
Barry A. Springer	10,000	5,556	—	—	10,000	0.04%
Dirk Witters	1,950	5,556	—	—	1,950	0.01%

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company has adopted an incentive compensation recovery policy effective October 2, 2023 (“Incentive Compensation Recovery Policy”) as required by Nasdaq listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Annual Report. At no time during or after the fiscal year ended April 30, 2024 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of April 30, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our best knowledge, the following are our only shareholders that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to our Common Shares as of July 26, 2024.

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
Charmquark TWEE	1,565,865	5.81%
Charmquark EEN	1,565,865	5.81%

On April 14, 2022, the Company completed the acquisition of control over BioStrand BV, BioKey BV, and BioClue BV (hereinafter collectively referred to as “BioStrand”), a group of Belgian biotech entities and pioneers in the field of bioinformatics and biotechnology, through its wholly owned subsidiary ImmunoPrecise Netherlands BV. The Company paid a consideration of approximately €20 million to the vendors, consisting of an aggregate of 4,077,774 Common Shares, resulting in Charmquark TWEE and Charmquark EEN each carrying more than 5% of our outstanding Common Shares, and a cash payment of approximately €3,734,500. The consideration also includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12 million. As of July 26, 2024, each of Charmquark TWEE and Charmquark EEN own approximately 5.81% of our outstanding Common Shares, and as a group 11.62%, as reported in the Amendment No. 1 to Schedule 13G filed by Charmquark TWEE and Charmquark EEN with the SEC on December 24, 2023.

We are a publicly owned company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.

B. Related Party Transactions

To our knowledge, none of our directors or executive officers, nor any of our subsidiaries or insiders, nor any of our shareholders owning more than 10% of our voting shares, and no person with ties to any of the aforementioned, nor any member of the same group, has had or expects to have an interest in any transactions concluded since the beginning of our fiscal year ended April 30, 2022 that has had or could have a material impact on us, or in any projected transactions, except as described below.

Fiscal Year Ended 2024

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of April 30, 2024, the Company's unpaid commitment related to the BioStrand earnout is €12.0 million.

Fiscal Year Ended 2022

On April 13, 2022, the Company acquired all the issued and outstanding shares of BioStrand B.V., BioKey B.V., BioClue B.V. and Idea Family B.V. (collectively “BioStrand”) on terms as follows:

€2.7 million (CAD $3.7 million) was paid in cash on closing;

4,077,774 common shares of the Company were issued on closing;

Deferred cash payment of €0.5 million (CAD$0.7 million) to be paid 90 days subsequent to closing; and

Deferred cash payment of €0.5 million (CAD$0.6 million) to be paid over 3 years on the anniversary of the closing date.

The fair value of the 4,077,774 common shares issued ($29.1 million) was determined based on the Canadian dollar equivalent of the consideration required of €21.3 million pursuant to the share purchase agreement using the closing stock price at the date of the acquisition. The common shares are subject to an escrow agreement and will be released to the vendors on the following schedule: 15% one year after closing, 20% two years after closing, and 65% three years after closing.

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments (see Note 18).

BioStrand focuses on technology in the field of bioinformatics and biotechnology related to the identification of characteristic biological sequences in proteins, RNA and DNA, and their different information layers, the development of a knowledge base containing these characteristic biological sequences and information layers, and the use of this database to process biological sequences and compare processed biological sequences. The acquisition provides the Company with advanced omics capabilities to enhance its antibody discovery processes and offer multi-omics data analysis to its clients.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the Company’s our audited consolidated financial statements as at and for the year ended April 30, 2024, the year ended April 30, 2023, and the year ended April 30, 2022. The audit reports of Grant Thornton LLP are included therein.

Legal Proceedings and Regulatory Actions

As of the end of financial year ended April 30, 2024, the Company is not aware of: (a) any legal proceedings to which it is a party, or by which any of its property is subject, which would be material to it and are not aware of any such proceedings being contemplated; (b) any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor making an investment decision; and (c) any settlement agreements that it has entered into before a court relating to securities legislation or with a securities regulatory authority.

Dividend Policy

The Company has not paid any dividends. The Company intends to retain its earnings, if any, to finance the future growth and development of its business and does not expect to pay dividends or to make any other distributions in the foreseeable future. Payment of dividends in the future is dependent upon the earnings and financial condition of the Company and other factors which the Board may deem appropriate at the time.

There are no restrictions in the constating documents of the Company, and it is not currently expected that there will exist such restriction elsewhere, which could prevent the Company from paying dividends.

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended April 30, 2024.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Common Shares are listed and posted for trading on Nasdaq under the symbol “IPA”.

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. – The Offer and Listing - Offer and Listing Details.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The description of the Articles of the Company (the “Articles”) and the BCBCA below are subject to and qualified in their entirety by reference to the applicable provisions of the Articles and the BCBCA.

Incorporation

See Item 4.A. – Name, Address and Incorporation.

Objects and Purposes

The Articles do not contain a limitation on the objects and purposes of the Company.

Directors

Article 17 of the Articles deals with a directors’ disclosable interest (as defined in the BCBCA) in contracts or transactions into which the Company has entered or proposes to enter. Article 17.2 provides that a director who holds such a disclosable interest is not entitled to vote on any directors’ resolution to approve such contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

Pursuant to the BCBCA, a director holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the Company, (b) the Company has entered, or proposes to enter, into the contract or transaction, and (c) the director has a material interest in the contract or transaction or the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction. Pursuant to the BCBCA, a director does not have a disclosable interest in a number of prescribed situations, including without limitation in respect of a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person’s capacity as a director of the Company.

The directors may act notwithstanding any vacancy in the Board, but if the Company has fewer directors in office than the number set pursuant to the Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the Board or, subject to the BCBCA, for any other purpose. The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

Article 8 of the Articles deals with borrowing powers. The Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

Qualifications of Directors

The Articles do not specify a retirement age for directors. Directors are not required to own any Common Shares of the Company.

Section 124 of the BCBCA provides that an individual is not qualified to become or act as a director of a company if that individual is:

1.
under the age of 18 years;
2.
found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs, unless a court, in Canada or elsewhere, subsequently finds otherwise;
3.
a person in respect of whom a certificate of incapability is issued under the Adult Guardianship Act, unless the certificate is subsequently cancelled under section 37 (4) of that Act,

4.
an undischarged bankrupt; or
5.
convicted in or out of the Province of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless:
a.
the court orders otherwise;
b.
5 years have elapsed since the last to occur of:
i.
the expiration of the period set for suspension of the passing of sentence without a sentence having been passed;
ii.
the imposition of a fine;
iii.
the conclusion of the term of any imprisonment; and
iv.
the conclusion of the term of any probation imposed; or
c.
a pardon was granted or issued, or a record suspension ordered, under the Criminal Records Act (Canada) and the pardon or record suspension, as the case may be, has not been revoked or ceased to have effect.

A director who ceases to be qualified to act as a director of the Company must promptly resign.

Section 120 of the BCBCA provides that every company must have at least one director, and a public company must have at least three directors.

Rights, Preference and Restrictions

Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company, to attend and to cast one vote per share at such meetings. Holders of Common Shares are also entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority. Common Shares do not carry any pre-emptive, subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of shareholders of the Company may be altered only with the approval of the holders of two thirds or more of the Common Shares voted at a meeting of the Company’s shareholders called and held in accordance with the Articles and applicable law.

Shareholder Meetings

The BCBCA provides that: (i) a general meeting of shareholders must be held in the Province of British Columbia, unless otherwise provided in the Company’s Articles or as approved by ordinary resolution of shareholders; (ii) the Company must hold an annual general meeting of shareholders not later than 15 months after the last preceding annual general meeting and once in every calendar year; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at a meeting of shareholders, the directors may set a date as the record date for that determination, provided that such date shall not precede by more than 2 months (or, in the case of a general meeting requisitioned by shareholders under the BCBCA, by more than 4 months) or be less than 21 days before the date on which the meeting is to be held; (iv) a quorum for the transaction of business at a meeting of shareholders of the Company is the quorum established by the Articles (Article 11.3 of the Articles provides that the quorum for the transaction of business at a meeting of shareholders is two shareholders who are present in person or represented by proxy); (v) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (vi) the Court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or the Province of British Columbia or in the Company’s constating documents.

Change in Control

The Company has adopted a shareholder rights plan (the “Rights Plan”). Under the Rights Plan, the Company has issued one right (a “Right”) in respect of each Common Share or other security which entitles the holder to vote generally in the election of directors

(“Voting Share”). The Rights will separate from the Voting Shares and will generally only be exercisable ten trading days after a person has acquired, or commences to acquire, 20% or more of the Voting Shares, other than by acquisition pursuant to: a voting share reduction (generally, a repurchase or redemption of shares by the Company which has the effect of increasing the person’s or company’s percentage ownership of the Company); a takeover bid permitted by the Rights Plan (a “Permitted Bid” or a “Competing Permitted Bid”); an exempt acquisition (an acquisition in respect of which the Board has waived the application of the Rights Plan or an acquisition made pursuant to a shareholder-approved transaction such as an amalgamation or arrangement or an acquisition made as an intermediate step in a larger transaction where the acquiring party has then distributed the shares out to its security holders); and a pro rata acquisition (generally, the acquisition of shares pursuant to a rights offering, public offering or private placement to the extent necessary to prevent dilution of the person’s or company’s shareholding). The acquisition by any person (an “Acquiring Person”) of more than 20% of the Voting Shares, other than by way of a voting share reduction, a Permitted Bid, a Competing Permitted Bid, an exempt acquisition, and a pro rata acquisition is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of shares at a 50% discount in accordance with the terms of the Rights Plan.

Ownership Threshold

There are no provisions in the Company’s constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities. This threshold is higher than the 5% threshold under U.S. securities legislation at which stockholders must report their share ownership.

Changes to Capital

There are no conditions imposed by the Articles governing changes in the capital where such conditions are more significant than under the BCBCA for as long as the Company is a public company. Otherwise, Section 26.3 of the Articles provides that no share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

Description of Capital Structure

Our authorized share structure consists of an unlimited number of Common Shares. All of the issued Common Shares are fully paid and non-assessable Common Shares in the capital of the Company. The Company does not own any of its Common Shares.

C. Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts the Company or a subsidiary is a party to as of the date of this Annual Report are the following:

•
Open Market Sale Agreement
•
Underwriting Agreement
•
Clear Street ATM Agreement
•
Securities Purchase Agreement
•
Registration Rights Agreement
•
Convertible Debenture between ImmunoPrecise Antibodies Ltd. and YA II PN, Ltd., dated July 16, 2024 (the “Convertible Debenture”)
•
Global Guaranty Agreement

Open Market Sale Agreement

See Item 4.A - Events in the Development of the Business – Fiscal Year Ended 2024 – Funding

Underwriting Agreement

See Item 4.A - Events in the Development of the Business – Fiscal Year Ended 2024 – Funding

Clear Street ATM Agreement

See Item 4.A - Events in the Development of the Business – Fiscal Year Ended 2024 – Funding

Securities Purchase Agreement

See Item 5.B – Liquidity and Capital Resources – Financing Activities – Fiscal Year Ended 2024 Transactions

Registration Rights Agreement

See Item 5.B – Liquidity and Capital Resources – Financing Activities – Fiscal Year Ended 2024 Transactions

Convertible Debenture

See Item 5.B – Liquidity and Capital Resources – Financing Activities – Fiscal Year Ended 2024 Transactions

Global Guaranty Agreement

See Item 5.B – Liquidity and Capital Resources – Financing Activities – Fiscal Year Ended 2024 Transactions

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below in Item 10.E. - Certain United States Federal Income Tax Considerations and Certain Canadian Federal Income Tax Consequences.

There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require prior review and approval by the Minister of Innovation, Science and Economic Development of an acquisition of “control” of the Company by a “non-Canadian,” where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

E. Taxation

Certain Material United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated thereunder, published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Convention Between Canada and the United States of America with respect to Taxes on Income and on Capital of 1980, as amended (the “Canada-U.S. Tax Treaty”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis, which could affect the U.S. federal income tax considerations described in this summary. Except as provided herein, this summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

•
An individual who is a citizen or resident of the United States;
•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;
•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder or an entity or arrangement classified as a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal, state or local tax consequences to non-U.S. Holders arising from or relating to the acquisition, ownership and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal, state or local and non-U.S. tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are subject to special tax accounting rules with respect to the Common Shares; (j) are partnerships or other “pass-through” entities (and partners or other owners thereof); (k) are S corporations (and shareholders thereof); (l) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; (m) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal income, U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership and disposition of Common Shares.

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. We believe that we were not a PFIC for our tax year ended April 30, 2024, and we have not yet made a determination regarding our potential classification as a PFIC for our tax year ended April 30, 2025. While we do not intend to become a PFIC for our current tax year or in the future, based on the cash raised in one or more offerings and current business plans and financial expectations, we may be a PFIC for our current tax year and may be a PFIC in the future. Our PFIC classification for our current or future tax years may depend on, among other things, how quickly we may raise cash pursuant to one or more offerings, the manner in which, and how quickly, we utilize our cash on hand and the cash proceeds received from any such offerings, as well as on changes in the market value of our Common Shares. Whether we are a PFIC for any taxable year will also depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value of our goodwill, which may be determined by reference to the value of our Common Shares, which could fluctuate). No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any of our non-U.S. subsidiaries) concerning our (or its) PFIC status. Each U.S. Holder should consult its own tax advisors regarding our PFIC status of the PFIC status of each of our non-U.S. subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income in such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “PFIC asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

For purposes of the PFIC income test and PFIC asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by us from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income. Passive assets generally include cash and assets readily convertible into cash.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax as described below under “Default PFIC Rules Under Section 1291 of the Code” on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of Common Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes a "qualified electing fund" or "QEF" election (a "QEF Election") with respect to the Common Shares or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to the Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Holder") will be taxable as described below.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to: (a) any gain recognized on the sale or other taxable disposition of Common Shares; and (b) any “excess distribution” received on the Common Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares of a PFIC (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on Common Shares or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferential tax rates, as discussed below). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. If we cease to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if such Common Shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) may receive a tax-free distribution from us to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which we are a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to Common Shares only if the Common Shares are marketable stock. The Common Shares generally will be “marketable stock” if the Common Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of the Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Each U.S. Holder should consult its own tax advisor in this matter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares for which we are a PFIC and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in such Common Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares, over (b) the fair market value of such Common Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which the Common Shares are transferred.

If finalized in their current form, the proposed Treasury Regulations applicable to PFICs would be effective for transactions occurring on or after April 1, 1992. Because the proposed Treasury Regulations have not yet been adopted in final form, they are not currently effective, and there is no assurance that they will be adopted in the form and with the effective date proposed. Nevertheless, the IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the Code provisions applicable to PFICs and that it considers the rules set forth in the proposed Treasury Regulations to be reasonable interpretations of those Code provisions. The PFIC rules are complex, and the implementation of certain aspects of the PFIC rules requires the issuance of Treasury Regulations which in many instances have not been promulgated and which, when promulgated, may have retroactive effect. U.S. Holders should consult their own tax advisors about the potential applicability of the proposed Treasury Regulations.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares.

In addition, a U.S. Holder who acquires Common Shares from a decedent will not receive a “step up” in tax basis of such Common Shares to fair market value unless such decedent had a timely and effective QEF Election in place.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules (including the availability and advisability of making a QEF Election or Mark-to-Market Election) and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion is subject, in its entirety, to the rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share (including any constructive distribution) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current or accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or were a PFIC for the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, we do not intend to maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by us with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, in respect of Common Shares generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other taxable disposition generally will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, the Common Shares have been held for more than one year.

Preferential tax rates may apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares (including any constructive distributions) will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has recently released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares (including any constructive distributions) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of Common Shares will generally be subject to information reporting and backup withholding tax (currently at a rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES

Certain Canadian Federal Income Tax Consequences

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act(Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a purchaser who acquires as beneficial owner Common Shares pursuant to this offering, and who, for purposes of the Tax Act and at all relevant times: (i) is not, and is not deemed to be, resident in Canada, (ii) holds the Common Shares as capital property, (iii) deals at arm’s length with, and is not affiliated with, the Company, (iv) does not use or hold and will not be deemed to use or hold, the Common Shares in a business carried on in Canada, and (v) has not entered into a “derivative forward agreement” with respect to the Common Shares (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an “authorized foreign bank” within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere.

This summary is based upon the current provisions of the Tax Act, all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the Canada-United States Tax Convention (1980) (the “Treaty”), as amended, and an understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing and made publicly available before the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies or assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the Common Shares. Prospective purchasers or holders of Common Shares should consult their own tax advisors having regard to their particular circumstances.

Currency Conversion

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act. The amounts subject to withholding tax and any capital gains or capital losses realized by a Non-Resident Holder may be affected by fluctuations in the Canadian-U.S. dollar or other applicable exchange rate.

Dividends

Dividends paid or credited (or deemed to be paid or credited) on Common Shares to a Non-Resident Holder by the Company are subject to Canadian withholding tax under Part XIII of the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention. For example, the rate of withholding tax on dividends paid or credited (or deemed to be paid or credited) to Non-Resident Holder that is the beneficial owner of the dividend, is resident in the United States for purposes of the Treaty, and is fully entitled to the benefits of the Treaty, is generally reduced to 15% (or 5% in the case of a company that is not fiscally transparent and which owns at least 10% of the voting stock of the Company) of the gross amount of the dividend. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of Common Shares, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange,” as defined in the Tax Act (which currently includes the Nasdaq), at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at “arm’s length” (for purposes of the Tax Act) and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of issued shares of any class or series of the capital stock of the Company; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act) and (d) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing paragraphs (a) to (c), whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors.

F. Dividends and Paying Agents

Not applicable

G. Statement by Experts

Not applicable.

H. Documents on Display

Any statement in this Annual Report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Annual Report, the contract or document is deemed to modify the description contained in this Annual Report. Readers must review the exhibits themselves for a complete description of the contract or document.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.edgar.

We are required to file reports and other information with the securities commissions in Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that we file with the provincial securities commissions. These filings are also electronically available from SEDAR+, the Canadian equivalent of EDGAR.

Copies of our material contracts are kept at our registered office.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including credit risk, currency risk, and liquidity risk. Refer to Note [16] of our audited consolidated financial statements for Fiscal 2024 (for the years ended April 30, 2024, 2023, and 2022).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	A. – C.

Not Applicable.

D.	American Depository Receipts

The Company does not have securities registered as American Depository Receipts.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

A. If there has been:

1. a material default in the payment of principal, interest, a sinking or purchase fund installment, or

2. any other material default not cured within 30 days, relating to indebtedness of you or any of your significant subsidiaries, and if the amount of the indebtedness exceeds 5% of your total assets on a consolidated basis, identify the indebtedness and state the nature of the default. If the default falls under paragraph A.1 above, state the amount of the default and the total arrearage on the date you file this report.

B. If the payment of dividends is in arrears or there has been any other material delinquency not cured within 30 days, relating to:

1. any class of your preferred stock which is registered or ranks prior to any class of registered securities, or

2. any class of preferred stock of your significant subsidiaries, state the title of the class and the nature of the arrearage or delinquency. If the payment of dividends is in arrears, state the amount of this arrearage and the total arrearage on the date you file this report.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

Management of the Company, under the supervision of the Company’s CEO and CFO, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the SEC in Rule 13a-15(e) and 15d-15(e) of the Exchange Act) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the CEO and CFO by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure. The CEO and the CFO, along with management, have evaluated and concluded that the Company’s disclosure controls and procedures as at April 30, 2024 were effective.

B. Management’s Annual Report on Internal Control Over Financial Reporting

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

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (COSO) to evaluate the effectiveness of our controls for the period covered by this Annual Report. Based on this evaluation, management concluded that our internal control over financial reporting were appropriately designed and effective as at April 30, 2023 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

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

C. Attestation Report of Registered Public Accounting Firm

In accordance with the JOBS Act enacted on April 5, 2012, the Registrant qualifies as an “emerging growth company”, which entitles the Registrant to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Specifically, the JOBS Act defers the requirement to have the Registrant’s independent auditor assess the Registrant’s internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. As such, the Registrant is exempt from the requirement to include an auditor attestation report in this Annual Report, and will continue to be exempt from such requirement, for so long as the Registrant remains an emerging growth company, which may be for as long as five years following its initial registration in the United States.

D. Changes in Internal Controls Over Financial Reporting

During the year ended April 30, 2024 there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Dirk Witters (Chairman), Mitch Levine, and Chris Buyse, each qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the Board who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or Board.

ITEM 16B. CODE OF ETHICS

We adopted a Code of Ethics and Business Conduct applicable to all each of our directors, officers and employees, including our CEO, CFO, corporate controller and persons performing similar functions, which is a “code of ethics” as defined in section 406(c) of the Sarbanes-Oxley Act.

There were no amendments, or waivers granted in respect of, the Code of Ethics and Business Conduct during the fiscal year ended April 30, 2024. The Code of Ethics and Business Conduct is available at https://ir.ipatherapeutics.com/governance/governance-documents. Amendments to the Code of Ethics and Business Conduct and waivers, if any, for executive officers will be disclosed on the Company’s website. Except for the Code of Ethics and Business Conduct, no information contained on the Company’s website or any other site shall be incorporated by reference into this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees paid and payable to our external auditor, Grant Thornton LLP (PCAOB ID 248) during the financial years ended April 30, 2024 and 2023 were as follows:

	2024 Fee Amount ($)	2023 Fee Amount ($)
Audit Fees(1)	$375,470	$226,379
Audit-Related Fees(2)	$20,553	$21,047
Tax Fees(3)	$94,036	$77,728
All Other Fees(4)	$306,473	$201,211
Total:	$796,532	$526,365

Notes:

(1)
“Audit fees” include fees rendered by the Company’s external auditor for professional services necessary to perform the annual audit, quarterly reviews of the Company’s financial statements, services rendered in connection with the filing of prospectuses in the United States and Canada, and review of documents filed with the SEC and consents and other services normally provided in connection with statutory and regulatory filings or engagements. This includes fees for the review of tax provisions and for accounting consultations on matters reflected in the financial statements.
(2)
“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and that are not included in the “Audit Fees” category.
(3)
“Tax fees” include fees for professional services rendered by the Company’s external auditor for tax compliance, tax advice and tax planning.
(4)
“All other fees” include fees for products and services provided by the Company’s external auditor, other than services reported under the table headings “Audit Fees”, “Audit-Related Fees” or “Tax Fees”.

Pre-Approval Policies and Procedures

From time to time, management recommends to and request approval from the Audit Committee for audit and non-audit services to be provided by the Company’s independent registered public accounting firm. The Audit Committee satisfies the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer’s external auditor during the financial year in which the services are provided; (b) the Company or the subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and (c) the services are promptly brought to the attention of the Audit Committee and approved by the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit Committee, prior to the completion of the audit.

The Audit Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement. The pre-approval of non-audit services by any Member to whom authority has been delegated must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable Nasdaq Listing Rules is disclosed on the Registrant’s website at www. ipatherapeutics.com under “Investor Relations/ Corporate Governance/ Nasdaq Statement of Corporate Governance Differences” and are also indicated below:

Meetings of Board of Directors: Rule 5605(b)(2) requires that “independent directors” must have regularly scheduled meetings at which only “independent directors” are present. In lieu of following Rule 5605(b)(2), the Company has elected to follow Canadian practices. The Company does not have mandated meetings of its independent directors. However, at each board meeting, the independent directors of the Company may meet without senior executives of the Company or any non-independent directors.

Quorum Requirements: Rule 5620(c) provides that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common voting shares. In lieu of following Rule 5620(c), the Company has elected to follow Canadian practices consistent with the requirements of the BCBCA. Under the Company’s articles, quorum for the transaction of business at any meeting of shareholders is at least two shareholders.

Content of Audit Committee Charter: Rule 5605(c)(1) requires that the formal written audit committee charter of an issuer specify the audit committee’s responsibility for ensuring its receipt from the outside auditors of a formal written statement delineating all relationships between the auditor and the Company, actively engaging in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the outside auditor. In lieu of following Rule 5605(c)(1), the Company has elected to follow Canadian practices. The Charter of the Audit Committee provides for the Audit Committee’s responsibility to review and discuss, with the external auditor, all significant relationships that the external auditor and its affiliates have with the Company and its affiliates in order to determine the external auditor’s independence by requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to the Company.

Remuneration and Nomination Committee Charter: Rule 5605(d)(1) requires the formal written compensation committee charter of an issuer to specify that the chief executive officer may not be present during voting or deliberations on his or her compensation. In lieu of following Rule 5605(d)(1), the Company has elected to follow Canadian practices. The Charter of the Remuneration and Nomination Committee of the Company provides the Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.

Rule 5605(d)(2) also requires the formal written compensation committee charter of an issuer to specify that the compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the compensation committee only after taking into consideration the specific factors enumerated in Rule 5605(d)(3)(D). In lieu of following Rule 5605(d)(2), the Company has elected to follow Canadian practices. The Charter of the Remuneration and Nomination Committee of the Company provides that the Remuneration and Nomination Committee can engage, at the expense of the Company, any external professional or other advisors which it determines necessary in order to carry out its duties, but does not specify the factors to be considered as required by Rule 5605(d)(3)(D).

Independent Director Oversight of Director Nominations: Rule 5605(e), requires that director nominees either be selected, or recommended for a board of directors' selection, either by: (i) independent directors constituting a majority of the board's independent directors in a vote in which only independent directors participate; or (ii) a nominees committee comprised solely of independent directors. In lieu of following Rule 5605(e), the Company has elected to follow Canadian laws and regulations, which do not require independent director involvement in the selection of director nominees.

Shareholder Approval Requirements: Rule 5635(a) requires shareholder approval prior to the issuance of securities in connection with the acquisition of the stock or assets of another company in certain circumstances, including (1) where the common stock to be issued will have voting power equal to or in excess of 20% of the voting power outstanding before the issuance, or the number of shares to be issued will be equal to or in excess of 20% of the number of shares outstanding before the issuance; and (2) if any director, officer or substantial shareholder of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid, and the present or potential issuance of securities could result in an increase in outstanding common shares or voting power of 5% or more.

Rule 5635(c) requires shareholder approval of most equity compensation or purchase plans or arrangements and material amendments thereto (with a few limited exceptions), and this applies whether the securities issuable pursuant to such plan or arrangement are newly issued or bought over the open market.

Rule 5635(d) requires shareholder approval in order to enter into any transaction, other than a public offering, involving the sale, issuance or potential issuance of common shares (or securities convertible into or exercisable for common shares) equal to 20% or more of the outstanding share capital of a company or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the common shares.

In lieu of following Rule 5635(a), (c), and (d), the Company has elected to follow the applicable requirements of the BCBCA, which does not require shareholder approval for the issuance of securities or the approval of equity compensation plans.

Proxy Solicitations: Rule 5620(b) requires any listed company that is not a limited partnership to solicit proxies and provide proxy statements for all meetings of shareholders, and also provide copies of such proxy solicitation materials to Nasdaq. As a foreign private issuer, the Company’s equity securities are exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

Not applicable.

ITEM 16K – CYBERSECURITY

Risk Management and Strategy

As of the date of the filing of this Annual Report, the Company has information systems in place and has not suffered a “cybersecurity threat” (as defined in Item 106(a) of Regulation S-K) or “cybersecurity incident” (as defined in Item 106(a) of Regulation S-K). Moreover, the Company is aware of the evolution of cybersecurity risks and is taking proactive steps by keeping up to date our information systems and educating our personnel about these risks.

In order to mitigate these risks to a degree, the Company has an in-house IT Director and utilizes Software as a server (SaaS) to monitor and update the Company’s information systems.

The Company has implemented multiple measures to combat and reduce the risk of cybersecurity threats and cybersecurity incidents such as:

•
Engaging a IT Director in-house, who is available to respond immediately in the event of any cybersecurity threat or cybersecurity incident;
•
Developing internal System Use Policy and Information Security Policy reviewed by the CFO and IT Director enhancing the scrutiny of the emails received via a third-party security service provider to identify potential threats; and
•
Implementing informal educational outreach programs including email reminders to educate staff about certain cybersecurity risks.

Governance

The IT Director monitors cybersecurity risks and potential incidents while following and periodically reviewing the System Use policy and Information Security policy recommending updates to the CFO where needed. The CFO and the IT Director advise the Board of any potential cybersecurity threat and the corresponding mitigation steps needed.

At the time of filing this Annual Report the Company does not have a subcommittee dedicated to cybersecurity. However, as the Company’s situation evolves, the Board will consider increased oversight to manage the risks from cybersecurity threats.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 – Financial Statements.

ITEM 18. FINANCIAL STATEMENTS

The Consolidated Financial Statements and schedules appear on pages F-1 through F-36 of this Annual Report and are incorporated herein by reference. Our audited financial statements as prepared by our management and approved by the Board include:

ITEM 19. EXHIBITS

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 20-F:

Financial Statements

Description	Page

Consolidated Financial Statements and Notes	F-1- F-35

Exhibit
No. Item	Description of Exhibit
1.1	Notice of Articles and Articles of Incorporation, (incorporated by reference to Exhibit 4.1 to the Company’s Form F-3 filed with the SEC on July 10, 2023)
2.1	Description of securities registered under Section 12 of the Exchange Act
2.2	Convertible Debenture between ImmunoPrecise Antibodies Ltd. and YA II PN, Ltd., dated July 16, 2024
4.1	Stock Option Plan (incorporated by reference to exhibit 99.1 of Form 6-K filed on April 21, 2023)
4.2

Open Market Sales Agreement between ImmunoPrecise Antibodies Ltd. and Jefferies LLC, dated August 15, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on August 15, 2023.)

4.3

Underwriting Agreement between ImmunoPrecise Antibodies Ltd. and the Benchmark Company LLC, dated December 5, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on December 5, 2023.)

4.4

Sales Agreement between ImmunoPrecise Antibodies Ltd. and Clear Street LLC, dated February 23, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on February 23, 2024.)

4.5	Securities Purchase Agreement between ImmunoPrecise Antibodies Ltd. and YA II PN, Ltd., dated July 16, 2024
4.6	Registration Rights Agreement between ImmunoPrecise Antibodies Ltd. and YA II PN, Ltd., dated July 16, 2024
4.7	Global Guaranty Agreement between ImmunoPrecise Antibodies (Canada), Ltd., ImmunoPrecise Antibodies (Europe) BV, BioStrand B.V., and YA II PN, LTD., dated July 16, 2024
8.1	List of Subsidiaries of ImmunoPrecise Antibodies Ltd.
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Grant Thornton LLP
97.1	Incentive Compensation Recovery Policy
101.INS	XBRL Instant Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBLR Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ImmunoPrecise Antibodies Ltd.

Date: July 29, 2024	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
ImmunoPrecise Antibodies Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of ImmunoPrecise Antibodies Ltd. (a British Columbia limited company) and subsidiaries (the “Company”) as of April 30, 2024 and 2023, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2024, in conformity with Financial Reporting Standards as issued by the International Accounting Standards Board.

Going concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred net operating losses since its inception, including a $27.2 million net loss for the year ended April 30, 2024, and as of that date, the Company had $3.5 million in cash on hand. Further, the Company believes it will need additional capital to finance its operations and strategic goals. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor since 2021.

Houston, Texas
July 29, 2024

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

(in thousands)	Note	April 30, 2024 $	April 30, 2023 $
ASSETS
Current assets
Cash	16	3,459	8,280
Amounts receivable, net	16	3,790	3,247
Tax receivable		414	536
Inventory	17	2,139	2,060
Unbilled revenue		277	632
Prepaid expenses		1,408	2,037
		11,487	16,792
Restricted cash		86	86
Deposit on equipment		475	332
Investment at fair value through profit and loss		—	115
Property and equipment	7, 11	16,696	10,392
Intangible assets	8	23,557	30,925
Goodwill	9	7,687	19,171
Total assets		59,988	77,813
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14, 16	4,372	3,386
Deferred revenue		1,352	977
Tax payable		553	2
Leases	11	1,563	1,116
Deferred acquisition payments	6	284	439
		8,124	5,920
Leases	11	12,118	6,151
Deferred acquisition payments	6	—	278
Deferred income tax liability	22	5,825	7,661
Total liabilities		26,067	20,010
SHAREHOLDERS' EQUITY
Share capital	12	119,773	117,470
Contributed surplus	12	12,388	10,796
Accumulated other comprehensive income		2,025	2,625
Accumulated deficit		(100,265)	(73,088)
		33,921	57,803
Total liabilities and shareholders’ equity		59,988	77,813

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on July 29, 2024

“Mitch Levine” Director “Dirk Witters” Director

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

		Year ended April 30,	Year ended April 30,	Year ended April 30,
(in thousands, except share data)	Note	2024 $	2023 $	2022 $
REVENUE		24,518	20,665	19,364
COST OF SALES		12,465	9,102	8,381
GROSS PROFIT		12,053	11,563	10,983
EXPENSES
Research and development		4,043	14,101	7,663
Sales and marketing		3,543	3,608	2,678
General and administrative		15,592	15,383	15,377
Impairment of goodwill	9	11,161	2,460	—
Impairment of intangible assets	8	3,870	—	—
Amortization of intangible assets	8	2,968	4,414	2,013
		41,177	39,966	27,731
Loss before other income (expenses) and income taxes		(29,124)	(28,403)	(16,748)
OTHER INCOME (EXPENSES)
Accretion	6, 10	(19)	(30)	(85)
Grant and subsidy income	19	331	332	75
Interest and other income		23	122	279
Unrealized foreign exchange gain		86	227	631
		421	651	900
Loss before income taxes		(28,703)	(27,752)	(15,848)
Income taxes	22	1,526	1,192	(861)
NET LOSS FOR THE PERIOD		(27,177)	(26,560)	(16,709)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		(600)	5,104	(1,792)
COMPREHENSIVE LOSS FOR THE PERIOD		(27,777)	(21,456)	(18,501)
LOSS PER SHARE – BASIC AND DILUTED		(1.06)	(1.07)	(0.85)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		25,635,526	24,897,185	19,688,487

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2021	19,169,216	80,102	127	7,201	(687)	(29,819)	56,924
Shares issued pursuant to deferred acquisition payment to IPA Europe	41,488	503	—	—	—	—	503
Shares issued pursuant to option exercise	188,000	1,013	—	(401)	—	—	612
Shares issued pursuant to warrant exercise	925,076	3,491	—	(253)	—	—	3,238
Shares issued pursuant to conversion of convertible debentures	75,292	328	(24)	—	—	—	304
Shares issued pursuant to acquisition of BioStrand	4,077,774	29,122	—	—	—	—	29,122
Share-based expense	—	—	—	3,083	—	—	3,083
Comprehensive loss for the period	—	—	—	—	(1,792)	(16,709)	(18,501)
Balance, April 30, 2022	24,476,846	114,559	103	9,630	(2,479)	(46,528)	75,285
Shares issued pursuant to option exercise	263,537	1,493	—	(777)	—	—	716
Shares issued pursuant to conversion of convertible debentures	309,877	1,418	(103)	—	—	—	1,315
Share-based expense	—	—	—	1,943	—	—	1,943
Comprehensive income (loss) for the period	—	—	—	—	5,104	(26,560)	(21,456)
Balance, April 30, 2023	25,050,260	117,470	—	10,796	2,625	(73,088)	57,803
Share-based expense	—	—	—	1,535	—	—	1,535
Shares issued pursuant to issuance of common shares	1,894,240	2,303	—	57	—	—	2,360
Comprehensive loss for the period	—	—	—	—	(600)	(27,177)	(27,777)
Balance, April 30, 2024	26,944,500	119,773	—	12,388	2,025	(100,265)	33,921

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

(in thousands)	Note	2024 $	2023 $	2022 $
Operating activities:
Net loss for the period		(27,177)	(26,560)	(16,709)
Items not affecting cash:
Accretion	6, 10	19	30	85
Amortization and depreciation	7, 8, 11, 20	5,735	6,685	3,769
Asset impairment	11	15,031	2,460	167
Deferred income taxes	22	(1,773)	(926)	(336)
Foreign exchange		15	(146)	(519)
Gain on investment		(2)	(43)	(43)
Share-based payments	10, 11	1,535	1,943	3,083
		(6,617)	(16,557)	(10,503)
Changes in non-cash working capital related to operations:
Amounts receivable	16	(601)	(561)	163
Inventory	17	(102)	(185)	(501)
Unbilled revenue		360	21	91
Prepaid expenses		624	90	(772)
Accounts payable and accrued liabilities	14, 16	983	(1,665)	1,462
Sales and income taxes payable and receivable		733	(896)	152
Deferred revenue		374	(80)	(13)
Net cash used in operating activities		(4,246)	(19,833)	(9,921)
Investing activities:
Purchase of equipment	7	(1,397)	(1,495)	(1,066)
Security deposit on leases		(141)	40	(259)
Purchase of BioStrand		—	—	(3,692)
Purchase of customer list		—	—	(191)
Deferred acquisition payments	6	(146)	(592)	—
Sale of QVQ Holdings BV shares		121	80	—
Net cash used in investing activities		(1,563)	(1,967)	(5,208)
Financing activities:
Proceeds from share issuance, net of transaction costs	12	2,360	716	3,850
Share issue cost pursuant to the acquisition of BioStrand		—	—	(5)
Repayment of leases	11	(1,339)	(1,337)	(962)
Net cash provided by (used in) financing activities		1,021	(621)	2,883
Decrease in cash during the period		(4,788)	(22,421)	(12,246)
Foreign exchange		(33)	740	455
Cash – beginning of the period		8,366	30,047	41,838
Cash – end of the period		3,545	8,366	30,047
Cash is comprised of:
Cash		3,459	8,280	29,965
Restricted cash		86	86	82
		3,545	8,366	30,047
Cash paid for interest		—	263	38
Cash paid for income tax		—	591	1,185

Supplemental cash flow information (Note 21)

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

Going concern basis

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred net losses since its inception, including $27.2 million for the year ended April 30, 2024, and has accumulated a deficit of $100.3 million as of April 30, 2024. The Company had $3.5 million cash on hand as of April 30, 2024. The Company expects its cash on hand as of April 30, 2024 will be insufficient to fund the Company’s operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

The Company will need to raise additional funds to finance its operations and strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part on the prevailing capital market conditions and profitability of its operations. If the Company is unable to raise sufficient funds, reductions in expenditures will be required, and this may impact the future growth plans of the Company.

2.
BASIS OF PRESENTATION
(a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and include the significant accounting policies as described in Note 3.

Certain items have been reclassified in the prior year financial statements to conform to the presentation and classification used in the current year. These reclassifications had no effect on the Company's consolidated operating results, financial position or cash flows.

These consolidated financial statements were approved by the Board of Directors.

(b)
Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

(c)
Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - April 30, 2024, 2023 and 2022	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	Netherlands	Euro
BioStrand B.V.	100%	Belgium	Euro
Idea Family B.V.	100%	Belgium	Euro
BioKey B.V.	100%	Belgium	Euro
BioClue B.V.	100%	Belgium	Euro
ImmunoPrecise Antibodies (Quebec), Ltd.	100%	Canada	Canadian dollar
9438-9244 Quebec, Inc.	100%	Canada	Canadian dollar

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with an entity and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

(d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation currency of the Company is the Canadian dollar.

Foreign currency translation

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period. All resulting changes are recognized in other comprehensive income as cumulative translation differences.

Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions. Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

3.
SIGNIFICANT ACCOUNTING POLICIES

Business combinations

Acquisitions of businesses are accounted for using the acquisition model. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, liabilities incurred by the Company to the former owners of the acquiree and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition-related costs are recognized in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value at the acquisition date. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer's previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the acquirer's previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

Revenue recognition

The Company recognizes revenue from sale of antibodies and service agreements.

Sale of antibodies:

Revenue from sale of antibodies is recognized when the terms of a contract with a customer have been satisfied. This occurs when:

•
The control over the product has been transferred to the customer; and
•
The product is received by the customer or transfer of title to the customer occurs upon shipment.

Following delivery, the customer bears the risks of obsolescence and loss in relation to the goods. Revenue is recognized based on the price specified in the contract, net of estimated sales discounts and returns.

Contract revenue:

Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Contract revenue is recognized over time based on the input method, specifically the hours incurred. Revenue is recognized as the work progresses, in proportion to the amount of labor hours expended on the contract. For contracts with no enforceable right to payment when the contract is incomplete, contract revenue is recognized when the customers are satisfied with the service at the end of the contract and control of the product has been transferred to the customer. We apply the practical expedient outlined in IFRS 15.121, which allows us not to disclose information about remaining performance obligations as our contract duration is less than one year and we have the right to invoice for performance to date. The following table summarizes revenue recognized over time versus at a point in time for the years ended April 30:

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

		Years ended April 30,
Timing of recognition (in thousands)	2024 $	2023 $	2022 $
Point-in-time	22,235	18,677	17,356
Over time	2,283	1,988	2,008
	24,518	20,665	19,364

Unbilled revenue and deferred revenue:

Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

Cost of sales:

Cost of sales includes materials, direct labor, and allocation of overhead including depreciation of lab equipment.

Cash and Cash Equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value and are readily convertible to known amounts of cash.

Recognition and Measurement

Cash and cash equivalents are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less any impairment losses. Due to the short-term nature of these instruments, the carrying amount is considered to be the same as their fair value.

Restricted Cash

Restricted cash is classified separately from cash and cash equivalents. It represents amounts that are held in trust or escrow accounts or that are otherwise restricted as to withdrawal or usage. The nature and purpose of restrictions on cash balances are disclosed in the notes to the financial statements. Restricted cash is not considered a component of cash and cash equivalents for the purpose of the statement of cash flows.

Financial instruments

Recognition and Classification

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes party to the contractual provisions of the financial instrument.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

Classification and measurement IFRS 9
Cash	Amortized cost
Amounts receivable	Amortized cost
Investment	FVTPL
Accounts payable and accrued liabilities	Amortized cost
Convertible Debentures	Amortized cost
Deferred acquisition payments	Amortized cost

Measurement

Financial assets and liabilities at FVTPL:

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

Financial assets at FVTOCI:

Elected investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with gains and losses recognized in other comprehensive income (loss).

Financial assets and liabilities at amortized cost:

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Impairment of financial assets at amortized cost:

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses.

Irrespective of the preceding policy, the Company always measures the loss allowance of trade receivables at an amount equal to the lifetime expected credit losses.

The Company shall recognize in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition

Financial assets:

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss. However, gains and losses on derecognition of financial assets classified as FVTOCI remain within accumulated other comprehensive income (loss).

Financial liabilities:

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets, is recognized in profit or loss.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

Government assistance

The Company periodically applies for financial assistance under available government incentive programs. Government assistance relating to capital expenditures is reflected as a reduction of the cost of such assets. Government assistance relating to research and development expenditures is recorded as a reduction of current year's expenses when the related expenditures are incurred.

Government grant

The Company periodically applies for financial assistance under available government incentive programs. The grant is recognized when there is reasonable assurance that the Company will comply with the conditions attached to them and the grants will be received. All funds received as part of the grant or subsidies are reflected in grant and subsidy income.

Inventory

Inventory consists of supplies, parts and antibodies and is valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost, less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method over the following terms:

Asset	Basis	Term
Lab equipment	Straight line	5 years
Furniture and equipment	Straight line	5 years
Computer hardware	Straight line	2 years
Computer software	Straight line	1 year
Building	Straight line	Remaining term of the property lease
Automobile	Straight line	Remaining term of the automobile lease
Leasehold improvements	Straight line	Shorter of useful life and remaining term of the lease plus the first renewal option

The Company evaluates equipment and leasehold improvements for indications of impairment at the end of each reporting period. Impairment losses are immediately recognized in profit and loss.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. Amortization for intangible assets with finite lives is provided over the following terms:

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

Asset	Basis	Term
Internally generated development costs	Straight line	5 years
Intellectual property	Straight line	10 - 15 years
Proprietary processes	Straight line	5 years
Certifications	Straight line	1 year
Customer list	Straight line	2 years

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit ("CGU") level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

During the year ended April 30, 2024, the Company recorded an impairment of intangible assets charge of $3.9 million related to the BioStrand CGU. See Note 9 for more information.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not subject to amortization and an impairment test is performed annually or as events occur that could indicate impairment.

Goodwill is reported at cost less any impairment. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”). To test for impairment, goodwill is allocated to each of the Company’s CGUs, groups of CGUs, or an operating segment expected to benefit from the acquisition. Goodwill is tested by combining the carrying amounts of equipment and leasehold improvements, intangible assets and goodwill and comparing this to the recoverable amount. Fair value less costs of disposal is price to be received in an orderly transaction between market participants. Value in use is assessed using the present value of the expected future cash flows. Any excess of the carrying amount over the recoverable amount is recorded as impairment. Impairment charges, which are not tax affected, are recognized in profit or loss and are not reversed.

During the year ended April 30, 2023, the Company recorded an impairment charge of $2.5 million related to the BioStrand CGU. During the year ended April 30, 2024, the Company recorded an impairment of goodwill charge of $11.2 million related to the BioStrand CGU. See Note 9 for more information.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of their carrying amount to the recoverable amount. The recoverable amount is the higher of the fair value less costs of disposal or the value in use. Value in use is determined by the present value of the future cash flows from the asset. If the recoverable amount is less than the carrying amount, then there is impairment. Where an impairment loss exists, the portion of the carrying amount exceeding the recoverable amount is recorded as an expense immediately. Assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstance indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior periods. The reversal is recognized in profit or loss immediately.

During the year ended April 30, 2024, the Company recorded an impairment of intangible assets charge of $3.9 million and an impairment of goodwill charge of $11.2 million related to the BioStrand CGU. The impairment losses were determined based on fair value less costs of disposal, considering discount rates, growth rates, and other relevant factors. See Note 8 and Note 9 for more information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

Income taxes

Income taxes are recognized in the statement of comprehensive loss, except where they relate to items recognized directly in equity, in which case the related taxes are recognized in equity.

Deferred tax assets and liabilities are recognized based on the difference between the tax and accounting values of assets and liabilities and are calculated using enacted or substantively enacted tax rates for the periods in which the differences are expected to reverse. The effect of tax rate changes is recognized in profit or loss or equity, as applicable, in the period of substantive enactment. Current taxes receivable or payable are estimated on taxable income for the current year at the statutory tax rates enacted or substantively enacted.

Deferred tax assets are recognized only to the extent that it is probable that future taxable profits of the relevant entity or group of entities, in a particular jurisdiction, will be available against which the assets can be utilized. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Investment tax credits (“ITCs”) are accounted for as a reduction in the cost of the expense when there is reasonable assurance that such credits will be realized. These ITCs are used to reduce current income taxes payable.

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The liabilities for leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life or the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

Research and development

Research and development cost is charged to the income statement in the period in which it is incurred. Property, plant and equipment used for research and development is capitalized and depreciated in accordance with the equipment and leasehold improvements policy.

Share capital

Equity instruments are contracts that give a residual interest in the net assets of the Company. The Company's common shares are classified as equity instruments.

Proceeds from unit placements are allocated between common shares and warrants issued based on the residual value method, with the common shares being valued first.

Share issuance costs

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit or loss over the vesting period.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in profit or loss, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share is the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average price during the year.
4.
ADOPTION OF NEW ACCOUNTING STANDARDS

Standards not yet adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2024, which is our fiscal year ending April 30, 2025. We will adopt these amendments in our first fiscal quarter ending July 31, 2024.

5.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

Judgments

Business combinations

Acquisitions of a business are accounted for as a business combination if the assets acquired and liabilities assumed constitute a business in accordance with IFRS 3. Judgment is required to determine if the transaction meets the definition of a business combination.

During the year ended April 30, 2022, the Company acquired all the issued and outstanding shares of Idea Family BV, BioStrand BV, BioKey BV, and BioClue BV (collectively “BioStrand”), as detailed in Note 6. Management concluded that BioStrand met the definition of a business and accounted for the transaction as a business combination.

The acquisition of BioStrand includes potential future earn-out payments dependent on the future profitability of the business. Judgment was required to determine whether the payments constitute an exchange for the business or are transactions separate from the business combination. The potential future earn-out payments to the selling shareholders of BioStrand will be accounted for separate from the business combination (see Note 18).

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows called a cash-generating unit (“CGU"). Management applies judgment to determine CGUs. Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to three different CGUs, the Company’s Oss and Utrecht locations at IPA Europe, and BioStrand. The goodwill allocated to Oss and Utrecht was $3.1 million and $4.6 million, respectively, as of April 30, 2024. The goodwill allocated to Oss, Utrecht and BioStrand was $3.1 million, $4.7 million, and $11.4 million, respectively, as of April 30, 2023. The goodwill allocated to BioStrand was fully impaired as of April 30, 2024 (see Note 9).

Estimates

Business combinations

At acquisition date, the identifiable assets acquired and liabilities assumed in a business combination are recognized at their fair value. Goodwill is measured as the excess of the consideration transferred over the net of the acquisition-date fair values of the identifiable assets acquired and liabilities assumed. Estimates are required to determine the fair value of assets acquired and liabilities assumed, and estimated fair values may vary from prices that would be achieved in an arm’s length transaction at the acquisition date (see Note 6).

Impairment of long-lived assets

The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period for the Company's Utrecht and Oss locations, and a seven-year period for BioStrand. The projections are based on past experience and actual operating results.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

The Company performed its annual goodwill impairment test for April 2024 and identified impairment of the BioStrand CGU. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. See Note 9 for details on the weighted average cost of capital used in the assessments of the three CGUs.

Useful life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that the actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods (see Note 8).

Share-based payments

Where equity-settled share options are awarded to employees, the fair value of the options at the date of grant is charged to profit and loss over the vesting period. The Company makes assumptions to determine the estimated forfeiture rate of the share options, and these estimates are reviewed at the end of each reporting period. Changes to these estimates may affect contributed surplus and net income (loss) (see Note 12).

6.
ACQUISITION OF BIOSTRAND

On April 13, 2022, the Company acquired all the issued and outstanding shares of BioStrand B.V., BioKey B.V., BioClue B.V. and Idea Family B.V. (collectively “BioStrand”) on terms as follows:

€2.7 million (CAD $3.7 million) was paid in cash on closing;

4,077,774 common shares of the Company were issued on closing;

Deferred cash payment of €0.5 million (CAD $0.7 million) to be paid 90 days subsequent to closing; and

Deferred cash payment of €0.5 million (CAD $0.6 million) to be paid over 3 years on the anniversary of the closing date.

BioStrand focuses on technology in the field of bioinformatics and biotechnology related to the identification of characteristic biological sequences in proteins, RNA and DNA, and their different information layers, the development of a knowledge base containing these characteristic biological sequences and information layers, and the use of this database to process biological sequences and compare processed biological sequences. The acquisition provides the Company with advanced omics capabilities to enhance its antibody discovery processes and offer multi-omics data analysis to its clients.

The transaction was accounted for as a business combination, as the operations of BioStrand meet the definition of a business. As the transaction was accounted for as a business combination, legal and consulting costs of $0.7 million and $0.1 million, respectively, were expensed during the year ended April 30, 2022. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets will represent the sales growth potential and assembled workforce of BioStrand.

During the three months ended July 31, 2022, the Company recorded the right-of-use assets and lease liabilities in connection with building and vehicle leases at BioStrand. During the three months ended October 31, 2022, the Company adjusted goodwill upon the finalization of the deferred cash payment paid 90 days subsequent to closing. Both adjustments occurred during the measurement period and were applied retrospectively. The Company has allocated the purchase price as follows:

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

(in thousands)	$
Cash	4,985
Common shares of the Company	29,126
Fair value of consideration	34,111

Cash	36
Amounts receivable	80
Unbilled revenue	8
Equipment and right-of-use assets	247
Intellectual property (not deductible for tax purposes)	28,459
Proprietary processes (not deductible for tax purposes)	391
Goodwill (not deductible for tax purposes)	12,658
Accounts payable and accrued liabilities assumed	(342)
Deferred revenue	9
Leases	(223)
Deferred income tax liability	(7,212)
34,111

The intellectual property assets are primarily comprised of acquired technology assets that are expected to have a useful life of 15 years.

The fair value of the 4,077,774 common shares issued ($29.1 million) was determined based on the Canadian dollar equivalent of the consideration required of €21.3 million pursuant to the share purchase agreement using the closing stock price at` the date of the acquisition. The common shares are subject to an escrow agreement and will be released to the vendors on the following schedule: 15% one year after closing, 20% two years after closing, and 65% three years after closing.

The operating results for BioStrand have been recognized in the consolidated statement of comprehensive loss beginning on April 13, 2022, the effective date of control. During the year ended April 30, 2022, the Company recorded a net loss of $0.2 million related to BioStrand.

The deferred cash payments of €1.0 million was fair valued on the date of acquisition using a discounted cash flow model. The changes in the value of the subsequent payments during the years ended April 30, 2024, 2023 and 2022 are as follows:

(in thousands)	$
Balance, April 30, 2022	1,305
Foreign exchange	45
Accretion	27
Working capital adjustment	(68)
Deferred acquisition payment	(592)
Balance, April 30, 2023	717
Foreign exchange	(12)
Accretion	19
Disposal	(294)
Deferred acquisition payment	(146)
Balance, April 30, 2024	284
Less: Current portion	(284)
Non-current portion	—

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments (see Note 18).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

7.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2022	136	35	47	2,586	239	353	5,672	138	9,206
Additions	138	—	—	7,593	—	101	1,064	28	8,924
Completion of work-in-process	—	—	—	—	—	166	—	(166)	—
Disposals	(3)	—	—	(1,290)	(95)	—	(700)	—	(2,088)
Foreign exchange	17	18	3	196	23	6	437	—	700
Balance, April 30, 2023	288	53	50	9,085	167	626	6,473	—	16,742
Additions	56	—	—	7,826	1	27	1,316	31	9,257
Disposals	(111)	(31)	(49)	(1,634)	—	(344)	(2,554)	—	(4,723)
Foreign exchange	(4)	(1)	(1)	(133)	(3)	(2)	(92)	—	(236)
Balance, April 30, 2024	229	21	—	15,144	165	307	5,143	31	21,040

Accumulated Depreciation:
Balance, April 30, 2022	70	29	47	1,736	46	348	3,371	—	5,647
Depreciation	84	3	—	1,109	58	40	977	—	2,271
Disposals	(3)	—	—	(1,274)	(57)	—	(507)	—	(1,841)
Foreign exchange	6	1	3	181	10	—	72	—	273
Balance, April 30, 2023	157	33	50	1,752	57	388	3,913	—	6,350
Depreciation	101	4	—	1,723	56	58	849	—	2,791
Disposals	(110)	(31)	(49)	(1,606)	—	(344)	(2,554)	—	(4,694)
Foreign exchange	(2)	—	(1)	(38)	(1)	—	(61)	—	(103)
Balance, April 30, 2024	146	6	—	1,831	112	102	2,147	—	4,344

Net Book Value:
April 30, 2023	131	20	—	7,333	110	238	2,560	—	10,392
April 30, 2024	83	15	—	13,313	53	205	2,996	31	16,696

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

8.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the years ended April 30, 2024, 2023 and 2022 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2022	33	31,914	7,359	126	180	39,612
Foreign exchange	—	3,229	744	13	18	4,004
Balance, April 30, 2023	33	35,143	8,103	139	198	43,616
Impairments and disposals	—	(3,830)	(40)	—	(193)	(4,063)
Foreign exchange	—	(595)	(136)	(3)	(5)	(739)
Balance, April 30, 2024	33	30,718	7,927	136	—	38,814

Accumulated Amortization:
Balance, April 30, 2022	8	1,693	5,491	—	30	7,222
Amortization	7	2,710	1,477	128	92	4,414
Foreign exchange	(1)	372	665	9	10	1,055
Balance, April 30, 2023	14	4,775	7,633	137	132	12,691
Amortization	19	2,666	216	2	65	2,968
Disposals	—	—	—	—	(193)	(193)
Foreign exchange	—	(75)	(127)	(3)	(4)	(209)
Balance, April 30, 2024	33	7,366	7,722	136	—	15,257

Net Book Value:
April 30, 2023	19	30,368	470	2	66	30,925
April 30, 2024	—	23,352	205	—	—	23,557

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

9.
GOODWILL

The goodwill was acquired as a result of the acquisitions of U-Protein, IPA Europe and, BioStrand. The changes in the value of goodwill during the year ended April 30, 2024, 2023 and 2022 are as follows:

(in thousands)	$
Balance, April 30, 2022	19,635
Foreign exchange	1,996
Asset impairment	(2,460)
Balance, April 30, 2023	19,171
Foreign exchange	(323)
Asset impairment	(11,161)
Balance, April 30, 2024	7,687

Impairment testing

For annual impairment testing, goodwill is allocated to the following cash-generating units ("CGU"):

(in thousands)	April 30, 2024 $	April 30, 2023 $
Oss	3,056	3,109
Utrecht	4,631	4,710
BioStrand	—	11,352
	7,687	19,171

The recoverable amount of each CGU was based on value-in-use calculations and determined using a five-year forecast for Utrecht and Oss and a seven-year forecast for BioStrand, followed by a terminal growth rate determined by management. The present value of the forecasted cash flows of each CGU is determined by applying a discount rate reflecting a current market assessment of the time value of money and risks specific to the CGU. The recoverable amount, growth rate assumptions and discount rates for each CGU as of April 30, 2024, 2023 and 2022 are as follows:

	Recoverable amount		Terminal growth rates		Discount rates
(in thousands)	2024 $	2023 $	2024%	2023%	2024%	2023%
Oss	5,965	6,723	2.5%	2.5%	22.0%	21.6%
Utrecht	12,737	11,405	2.5%	2.5%	19.0%	18.6%
BioStrand	14,611	31,546	2.5%	2.5%	45.0%	33.1%

The terminal growth rates consider the average GDP growth rate of the Netherlands and Belgium. The discount rates reflect management’s assessment of market and specific risk of the CGU. Both the Oss and Utrecht CGUs operate in the same region and are included in the same operating segment of the Company. The cash flow forecasts include a key management assumption that future profit margins will remain stable and is based on previous performance of the CGU. The assumption for future profit margins is based on management’s review of the prior three years of performance of the CGU.

During the year ended April 30, 2023, the Company recorded an impairment loss of $2.5 million for the BioStrand CGU. The loss was recorded as a reduction in goodwill. The primary factor for the impairment included a rise in the discount rate as compared to the prior year, along with a delay in expected cash flows in the forecast. The increased discount rate relates to increases in the forecast risk for the BioStrand CGU, increased economic risk, and increased global interest rates as compared to the prior year.

During the year ended April 30, 2024, the Company recorded an impairment loss of $11.2 million on impairment of goodwill and $3.9 million on impairment of intangible assets for the BioStrand CGU. The loss was recorded as a reduction in goodwill and the intangible assets. The primary factor for the impairment included a rise in the discount rate as compared to the prior year, along

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

with a delay in expected cash flows in the forecast. The increased discount rate relates to increases in the forecast risk for the BioStrand CGU, increased economic risk, and increased global interest rates as compared to the prior year.

10.
CONVERTIBLE DEBENTURES

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2.59 million. On May 27, 2020, the Company issued an additional $0.04 million of the 10% New Debentures. In total, the Company issued $2.6 million of the New Debentures. The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity. The maturity date is May 15, 2022 for $2.59 million of the New Debentures and May 22, 2022 for $0.04 million of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share. The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days.

The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2.4 million to the carrying value of the New Debentures and $0.2 million to the equity component.

Under the financing, the Company paid finder’s cash commissions totaling $0.08 million and incurred legal and filing fees of $0.03 million. The transaction costs were allocated pro-rata based on the carrying values of the New Debentures and the equity component, with $0.1 million allocated to the New Debentures and $0.01 million allocated to the equity component.

The changes in the value of the New Debentures during the years ended April 30, 2024, 2023 and 2022 are as follows:

(in thousands)	Liability Component $	Equity Component $
Balance, April 30, 2022	1,312	103
Accretion expense	3	—
Conversion to shares	(1,315)	(103)
Balance, April 30, 2024 and 2023	—	—

11.
LEASES

The Company has leases for lab and office space, automobiles and one item of lab equipment. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset and a lease liability. The Company classifies right-of-use assets in a consistent manner to its property and equipment. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2025	2,444
2026	2,411
2027	2,408
2028	2,402
2029	2,104
More than 5 years	5,763
Total minimum lease payments	17,532
Less: imputed interest	(3,851)
Total present value of minimum lease payments	13,681
Less: Current portion	(1,563)
Non-current portion	12,118

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

Total cash outflow for leases during the year ended April 30, 2024 was $1.3 million (2023 - $1.3 and 2022 - $1.0 million).

The nature of the Company’s leases by type of right-of-use asset as of April 30, 2024 is as follows:

Right-of-use asset type	No. of right-of- use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	3	6 - 10 years	8 years	2	—	2	2
Automobiles	6	0.5 - 3 years	1 years	—	—	6	6

Right-of-use assets

The Company reviews long-lived assets with finite useful lives for impairment whenever circumstances indicate that the carrying amount of the asset may not be recoverable. During the year ended April 30, 2022, a significant change in the planned use of a right-of-use asset related to leased office space indicated possible impairment of the asset. Due to the nature of the leased space, the Company determined the recoverable amount to be nominal, and recorded an impairment charge of $0.2 million in general & administrative expense, the full carrying value of the asset.

During the year ended April 30, 2023, the Company recorded a right-of-use asset of $7.4 million upon commencement of a new lease at the Utrecht, the Netherlands location. The lease includes an initial term of five years, and a renewal option for an additional five years. The Company has determined that it is reasonably certain to exercise the renewal option.

During the year ended April 30, 2024, the Company recorded a right-of-use asset of $3.7 million upon commencement of a new lease at the Oss, the Netherlands location. The lease includes an initial term of five years, and a renewal option. The Company has determined that it is reasonably certain to exercise the renewal option.

During the year ended April 30, 2024, the Company recorded a right-of-use asset of $3.5 million upon commencement of a new lease at the Victoria, the Canadian location. The lease includes an initial term of ten years.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

The changes in the value of right-of-use assets during the years ended April 30, 2024, 2023 and 2022 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2022	2,586	239	651	3,476
Additions	7,593	—	—	7,593
Disposals	(1,290)	(95)	(687)	(2,072)
Foreign exchange	196	23	36	255
Balance, April 30, 2023	9,085	167	—	9,252
Additions	7,826	1	—	7,827
Disposals	(1,634)	—	—	(1,634)
Foreign exchange	(133)	(3)	—	(136)
Balance, April 30, 2024	15,144	165	—	15,309

Accumulated Depreciation:
Balance, April 30, 2022	1,736	46	460	2,242
Depreciation	1,109	58	198	1,365
Disposals	(1,274)	(57)	(507)	(1,838)
Foreign exchange	181	10	(151)	40
Balance, April 30, 2023	1,752	57	—	1,809
Depreciation	1,723	56	—	1,779
Disposals	(1,606)	—	—	(1,606)
Foreign exchange	(38)	(1)	—	(39)
Balance, April 30, 2024	1,831	112	—	1,943

Net Book Value:
April 30, 2023	7,333	110	—	7,443
April 30, 2024	13,313	53	—	13,366

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the years ended April 30, 2024, 2023 and 2022 are as follows:

(in thousands)	2024 $	2023 $
Leases of low value assets	7	40
Variable lease payments	467	215
	474	255

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

12.
SHARE CAPITAL
a)
Authorized:

Unlimited common shares without par value.

b)
Share capital transactions:

2022 Transactions

On May 3, 2021, the Company issued 41,488 common shares pursuant to the final deferred payment for the acquisition of IPA Europe. The common shares were valued at $0.5 million.

On April 13, 2022, the Company issued 4,077,774 common shares pursuant to the acquisition of BioStrand (Note 6). The common shares were valued at $29.1 million.

During the year ended April 30, 2022, the Company issued 188,000 common shares pursuant to the exercise of stock options for total gross proceeds of $0.6 million. A value of $0.4 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was $7.95.

During the year ended April 30, 2022, the Company issued 925,076 common shares pursuant to the exercise of warrants and finder’s warrants for total gross proceeds of $3.2 million. A value of $0.3 million was transferred from contributed surplus to share capital as a result.

During the year ended April 30, 2022, the Company issued 75,292 common shares with a value of $0.3 million pursuant to the conversion of $0.3 million principal balance of convertible debentures.

2023 Transactions

During the year ended April 30, 2023, the Company issued 263,537 common shares pursuant to the exercise of stock options for total gross proceeds of $0.7 million. A value of $0.8 million was transferred from contributed surplus to share capital as a result. The weighted average share price at the dates the stock options were exercised was U.S.$4.50.

During the year ended April 30, 2023, the Company issued 309,877 common shares with a value of $1.3 million pursuant to the conversion of $1.3 million principal balance of convertible debentures.

2024 Transactions

During the year ended April 30, 2024, the Company issued 1,265,000 common shares in an underwritten public offering, including 165,000 common shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each common share, before the underwriter's discount and commissions, was U.S.$1.00.

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility ("ATM Facility") with Clear Street LLC, replacing its previous ATM Facility with Jefferies LLC, which was terminated on February 1, 2024. An Open Market Sales Agreement ("ATM Agreement") was entered into with Clear Street LLC, as sole sales agent ("Agent") on February 23, 2024. The Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company. On February 23, 2024, in connection with the ATM facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to US$60.0 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the United Securities Act of 1933, as amended, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all others cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM Facility. In fiscal 2024, 629,240 common shares were sold under the ATM with proceeds net of commissions of $1.8 million. From May 1, 2024 through July 26, 2024, 357,760 common shares were sold under the ATM with proceeds net of commissions of $0.5 million.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

c)
Options

The following table summarizes stock option awards during the years ended April 30, 2024, 2023 and 2022, including the fair value determined using the Black-Scholes option pricing model:

Grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
January 2, 2022(1)	28,250	6.89	Directors	6.89	0%	77%	1.18%	4.0 years	$0.1 million
January 7, 2022(2)	225,000	7.94	Officers and employees	7.94	0%	77%	1.42%	5.0 years	$1.1 million
January 7, 2022(2)	113,000	7.94	Employees	7.94	0%	77%	1.42%	4.7 years	$0.5 million
January 13, 2022(4)	15,000	8.30	Officer	8.30	0%	77%	1.43%	1.0 years	$0.04 million
January 13, 2022(2)	24,000	8.30	Employees	8.30	0%	77%	1.43%	4.7 years	$0.1 million
March 11, 2022(5)	25,000	6.35	Consultant	4.67	0%	76%	1.77%	2.0 years	$0.03 million
May 15, 2022(2)	80,000	5.79	Employees	3.79	0%	77%	2.73%	5.0 years	$0.3 million
February 19, 2023(1)	29,060	4.10(7)	Directors	4.10(7)	0%	77%	3.57%	4.0 years	$0.1 million
February 19, 2023(2)	609,452	4.10(7)	Officers and employees	4.10(7)	0%	77%	3.57%	5.0 years	$2.2 million
January 19, 2024(6)	240,000	1.48(7)	Directors	1.48(7)	0%	77%	3.64%	5.0 years	$0.4 million
January 4, 2023(6)	8,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$12 thousand
January 23, 2023(6)	8,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$12 thousand
March 1, 2023(6)	8,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$12 thousand
March 15, 2023(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
April 2, 2023(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
May 8, 2023(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
May 23, 2023(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
June 11, 2023(6)	8,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$12 thousand
August 8, 2023(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
November 13, 2023(6)	8,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$12 thousand
January 1, 2024(6)	12,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$18 thousand
February 1, 2024(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
February 19, 2024(6)	12,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$18 thousand
February 20, 2024(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand

(1)
Vesting conditions are as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date; and one-quarter 12 months after grant date.
(2)
Vesting conditions are as follows: one-third 6 months after grant date; one-third 12 months after grant date; and one-third 18 months after grant date.
(3)
Vesting conditions are as follows: one-third one year after grant date; one-third two years after grand date; and one-third three years after grant date.
(4)
Vesting conditions are as follows: one-third 2 months after grant date; one-third 4 months after grant date; and one-third 6 months after grant date.
(5)
Vesting conditions are as follows: one-half 3 months after grant date; one-half 6 months after grant date.
(6)
Vesting conditions are as follows: one-fourth one year from hire date; one thirty-sixth each month after hire date.
(7)
Priced in U.S.$

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019 to the option grant date.

During the year ended April 30, 2024, the Company has recorded $1.5 million (2023 - $1.9 and 2022 - $3.1 million) of share-based payments expense.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

The changes in the stock options for the years ended April 30, 2024, 2023 and 2022 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2022 (outstanding)	1,624,150	8.29	2.88
Granted	718,512	5.58	—
Exercised	(318,725)	3.27	—
Expired	(115,174)	9.35	—
Forfeited	(24,335)	9.45	—
Balance, April 30, 2023 (outstanding)	1,884,428	8.03	3.27
Granted	332,000	2.02	—
Expired	(577,335)	7.15	—
Forfeited	(117,726)	4.15	—
Balance, April 30, 2024 (outstanding)	1,521,367	7.17	3.47
Unvested	(460,595)	3.26	5.25
Exercisable, April 30, 2024	1,060,772	8.87	2.70

Details of the options outstanding as at April 30, 2024 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Exercisable
September 1, 2025	8.50	1.34	220,000	—	220,000
January 6, 2026	20.30	1.69	158,000	—	158,000
May 9, 2026(1)	6.89	1.68	5,650	-	5,650
January 2, 2026	7.94	2.69	235,000	—	235,000
January 7, 2027	8.30	2.71	16,000	-	16,000
May 15, 2027	5.79	3.04	72,000	-	72,000
February 19, 2027(2)	5.61	2.81	7,265	-	7,265
February 19, 2028(2)	5.61	3.81	475,452	158,484	316,968
January 19, 2034(3)	2.03	4.73	240,000	217,778	22,222
January 4, 2033(4)	2.01	8.69	8,000	5,667	2,333
January 23, 2033(4)	2.01	8.74	8,000	5,667	2,333
March 1, 2033(4)	2.01	8.84	8,000	6,000	2,000
March 15, 2033(4)	2.01	8.88	4,000	3,000	1,000
April 2, 2033(4)	2.01	8.93	4,000	4,000	—
May 8, 2033(4)	2.01	9.03	4,000	4,000	—
May 23, 2033(4)	2.01	9.07	4,000	4,000	—
June 11, 2033(4)	2.01	9.12	8,000	8,000	—
August 8, 2033(4)	2.01	9.28	4,000	4,000	—
November 13, 2033(4)	2.01	9.55	8,000	8,000	—
January 1, 2034(4)	2.01	9.68	12,000	12,000	—
February 1, 2034(4)	2.01	9.76	4,000	4,000	—
February 19, 2034(4)	2.01	9.81	12,000	12,000	—
February 20, 2034(4)	2.01	9.82	4,000	4,000	—
	7.17	3.47	1,521,367	460,595	1,060,772

(1)
Exercise price of U.S.$7.72. The figure in the table above is translated at the April 30, 2024 rate.
(2)
Exercise price of U.S.$4.10. The figure in the table above is translated at the April 30, 2024 rate.
(3)
Exercise price of U.S.$1.48. The figure in the table above is translated at the April 30, 2024 rate.
(4)
Exercise price of U.S.$1.47. The figure in the table above is translated at the April 30, 2024 rate.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

d)
Warrants

The changes in the warrants for the years ended April 30, 2024, 2023 and 2022 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2021	878,300	3.50	0.90
Exercised	(878,300)	3.50	—
Balance, April 30, 2024, 2023 and 2022	—	—	—

d)
Finder’s Warrants

The changes in the finder’s warrants for the years ended April 30, 2024, 2023 and 2022 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2022	130,111	21.59	3.77
Exercised	—	—	—
Balance, April 30, 2023	130,111	22.77	2.77
Issued	56,650	1.37	4.61
Exercised	—	—	—
Balance, April 30, 2024	186,761	16.44	2.62

Details of the finder’s warrants outstanding as at April 30, 2024 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	23.00	1.76	130,111
December 8, 2028(2)	1.37	4.61	56,650

(1)
Exercise price of U.S.$16.81. The figure in the table above is translated at the April 30, 2024 rate.
(2)
Exercise price of U.S.$1.00. The figure in the table above is translated at the April 30, 2024 rate.
13.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the years ended April 30, 2024, 2023 and 2022 are detailed below:

(in thousands)	2024 $	2023 $	2022 $
Wages, salaries	10,733	10,433	8,600
Employee benefits	938	926	798
Payroll taxes	774	939	714
Severance	60	194	8
Share-based payments	1,535	1,943	3,083
	14,040	14,435	13,203

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

14.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Kristin Taylor, CFO; Brad McConn, former CFO; Dr. Stefan Lang, former Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Lisa Helbling, former Director and Chief Financial Officer, Dr. Barry Duplantis, former Vice President of Client Relations; Dr. Yasmina Abdiche, former Chief Scientific Officer; and Directors of the Company. During the years ended April 30, 2024, 2023 and 2022, the compensation for key management is as follows:

(in thousands)	2024 $	2023 $	2022 $
Salaries and other short-term benefits	2,454	2,632	2,531
Severance (included in salaries)	60	183	8
Share-based payments expense	928	986	1,388
Director compensation (included in salaries)	343	335	355
	3,785	4,136	4,282

At April 30, 2024, included in accounts payable and accrued liabilities is $0.3 million (April 30, 2023 - $0.9 million and 2022 - $0.4 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

15.
CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity of $31.4 million.

The Company makes adjustments to its capital structure upon approval from its Board of Directors, in light of economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

16.
FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, debentures, loans payable, leases and deferred acquisition payments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 – applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 – applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value of investment is determined based on “Level 2” inputs as its value under the equity method was the best approximation of its fair value. As at April 30, 2024, the Company believes the carrying values of cash, amounts receivable,

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

restricted cash, accounts payable and accrued liabilities, leases and deferred acquisition payments approximate their fair values because of their nature and relatively short maturity dates or durations.

Concentration of risk:

Concentrations of credit risk

Credit risk relates to cash, restricted cash and amounts receivable and arises from the possibility that counterparty to an instrument may fail to perform. At April 30, 2024, all of the Company’s cash was held with tier one banks. Details of amounts receivable and allowance for credit losses as of April 30, 2024, 2023 and 2022 are as follows:

(in thousands)	2024 $	2023 $	2022 $
Amounts receivable	3,819	3,280	2,539
Allowance for credit losses	(29)	(33)	(36)
Amounts receivable, net	3,790	3,247	2,503

Currency risk

The Company operates in the US and Europe which gives rise to exposure to market risks from changes in foreign currency values. Most significantly, the Company is exposed to potential currency fluctuations between US and Canadian dollars, which was translated at 1.3686 at April 30, 2024, and the Euro and Canadian dollar, which was translated at 1.4680 at April 30, 2024. Fluctuations in the exchange rate could impact profitability.

At April 30, 2024, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Euros:

	Euros	US Dollars
(in thousands)	(€)	(U.S.$)
Cash	784	551
Amounts receivable	1,847	568
	2,631	1,119

Accounts payable and accrued liabilities	(1,344)	(1,258)
Deferred acquisition payments	(193)	—
Leases	(882)	—
	(2,419)	(1,258)

Net	212	(139)

Liquidity risk

The Company’s approach to managing its obligations is to maintain sufficient resources to meet its obligations when due without undue risk to the Company. The Company monitors its cash requirements on an ongoing basis to ensure that there are sufficient resources for operations as well as to fund anticipated leasing, capital and development expenditures. In addition, the Company manages its cash to meet its obligations and to fund general and administrative costs.

Contractual cash flow requirements as of April 30, 2024 were as follows:

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

	< 1 year	1 - 2 years	2 - 5 years	>5 years	Total
(in thousands)	$	$	$	$	$
Accounts payable and accrued liabilities	4,372	—	—	—	4,372
Leases	2,444	2,411	6,914	5,763	17,532
Total	6,816	2,411	6,914	5,763	21,904

17.
INVENTORIES

Inventories as of April 30, 2024, 2023 and 2022 consist of the following:

(in thousands)	2024 $	2023 $
Supplies and parts	1,734	1,344
Antibodies	190	206
Work in process	215	510
	2,139	2,060

For the years ended April 30, 2024, 2023 and 2022, inventory write-offs amounted to nil, $0.3 million, and nil, respectively. These write-offs were primarily due to obsolescence and changes in market conditions affecting the net realizable value of the inventory.

18.
COMMITMENTS

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of April 30, 2024, the Company's unpaid commitment related to the BioStrand earnout is €12.0 million.

19.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. The Company received the first disbursement of €0.2 million during the three months ended July 31, 2022. During the year ended April 30, 2024, the Company recorded €0.2 million in grant income related to this funding compared to the €0.2 million recorded in year ended April 30, 2023.

20.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At April 30, 2024, April 30, 2023 and 2022, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the year ended April 30, 2024, 2023 and 2022 as follows:

		Years ended April 30,
Revenue by Region (in thousands)	2024 $	2023 $	2022 $
United States of America	12,556	9,365	6,816
Europe	10,867	9,450	9,429
Canada	389	618	572
Australia	482	630	1,540
Other	224	602	1,007
	24,518	20,665	19,364

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

The Company’s revenues are allocated according to revenue types for the year ended April 30, 2024, 2023 and 2022 as follows:

		Years ended April 30,
Revenue Allocation (in thousands)	2024 $	2023 $	2022 $
Project revenue	22,235	18,677	17,356
Product sales revenue	2,035	1,747	1,652
Cryostorage revenue	248	241	356
	24,518	20,665	19,364

As of April 30, 2024, all deferred revenue is expected to be recognized over the next twelve months.

The Company’s non-current assets are allocated to geographic regions as of April 30, 2024, 2023 and 2022 as follows:

Non-Current Assets (in thousands)	2024 $	2023 $	2022 $
North America - Corporate	80	89	76
North America	4,138	1,025	1,481
Belgium	22,261	40,406	41,355
Netherlands	22,022	19,501	13,265
	48,501	61,021	56,177

Geographic segmentation of the Company’s net income (loss) for the year ended April 30, 2024, 2023 and 2022 is as follows:

		Years ended April 30,
Net Income (Loss) by Region (in thousands)	2024 $	2023 $	2022 $
North America - Corporate	(7,846)	(8,422)	(9,340)
North America	(449)	(12,601)	(11,424)
Belgium	(20,071)	(7,024)	(215)
Netherlands	1,189	1,487	4,270
	(27,177)	(26,560)	(16,709)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the year ended April 30, 2024, 2023 and 2022 is as follows:

		Years ended April 30,
Interest and accretion (in thousands)	2024 $	2023 $	2022 $
North America - Corporate	4	39	258
North America	231	19	51
Belgium	—	20	3
Netherlands	619	318	107
	854	396	419

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

		Years ended April 30,
Amortization and depreciation (in thousands)	2024 $	2023 $	2022 $
North America - Corporate	11	14	56
North America	687	720	778
Belgium	2,422	2,543	—
Netherlands	2,615	3,408	2,935
	5,735	6,685	3,769

21.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	April 30, 2024 $	April 30, 2023 $	April 30, 2022 $
Acquisition of building and equipment by lease	7,826	7,593	312
Settlement of convertible debentures	—	1,315	304
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	—	—	503

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2023 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2024 $
Deferred acquisition payments	649	(146)	—	(294)	19	56	284
Leases	7,267	(1,339)	7,593	—	—	160	13,681
Total	7,916	(1,485)	7,593	(294)	19	216	13,965

			Non-cash changes
(in thousands)	April 30, 2022 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2023 $
Deferred acquisition payments	1,237	(592)	—	—	27	(23)	649
Convertible debentures	1,312	—	—	(1,315)	3	—	—
Leases	1,455	(1,337)	7,593	—	—	(444)	7,267
Total	4,004	(1,929)	7,593	(1,315)	30	(467)	7,916

			Non-cash changes
(in thousands)	April 30, 2021 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2022 $
Deferred acquisition payments	498	—	1,248	(503)	—	(6)	1,237
Convertible debentures	1,531	—	—	(304)	85	—	1,312
Leases	1,926	(962)	533	—	—	(42)	1,455
Total	3,955	(962)	1,781	(807)	85	(48)	4,004

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

22.
INCOME TAX

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory tax rates of (2024 – 27%, 2023 – 27%, and 2022 – 27%) to the earnings before income taxes. The reasons for the differences and related tax effects are as follows:

	2024	2023	2022
	$	$	$
Earnings (loss) before income taxes	(28,703)	(27,752)	(15,848)

Income taxes (recovery) on earnings before income taxes, at above basic rate	(7,750)	(7,493)	(3,627)
Increase (decrease) in taxes resulting from:
Nondeductible expenses	1	8	322
Estimated SR&ED ITC	(166)	(198)	—
Effects of tax rate change and foreign exchange	—	209	12
Deferred income tax asset recognized	—	—	(138)
Tax rate difference by jurisdiction	588	948	(359)
Tax benefits not recognized	3,072	4,885	4,651
Impairment loss	2,790	602	—
Prior year tax assessments and adjustments	(183)	(420)	—
Other	122	267	—
Income taxes (recovery)	(1,526)	(1,192)	861

	2024	2023	2022
	$	$	$
Current income taxes	177	(242)	1,390
Deferred income taxes (recovery)	(1,703)	(950)	(529)
Income taxes (recovery)	(1,526)	(1,192)	861

Temporary differences give rise to the following deferred income tax assets and liabilities:

	2024	2023	2022
	$	$	$
Other tax pools		31	(20)
Capital assets net of lease liabilities	16	(61)	8
Inventory and intangible assets	(5,841)	(7,631)	(8,093)
Recognized deferred income tax liabilities	(5,825)	(7,661)	(8,105)

	2024	2023	2022
	$	$	$
Non-capital losses carried forward (expire from 2027 to 2040)	13,424	9,930	10,514
Other tax pools	—	—	1,373
Capital losses carried forward	295	295	194
Capital assets net of lease liabilities	—	20	13
Financing costs	402	746	979
Less: unrecognized deferred income tax asset	(14,121)	(10,991)	(13,073)
Unrecognized deferred income tax liabilities	—	—	—

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2024, 2023 and 2022

(Expressed in Canadian Dollars)

23.
SUBSEQUENT EVENTS

On July 16, 2024 A II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount.

The Convertible Debentures are convertible into common shares of the Company (the “Common Shares”). The sale and issue of the first tranche consists of U.S.$2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024 (the “First Closing”). The sale and issue of the second tranche consists of U.S.$1.0 million principal amount of Convertible Debentures and is expected to close on or about the date the initial Registration Statement (as defined in the Registration Rights Agreement (as defined below)) has first been declared effective by the United States Securities and Exchange Commission (the “SEC”).

Each Convertible Debenture will be an unsecured obligation of the Company and will be wholly and unconditionally guaranteed by certain of the Company’s subsidiaries. The Convertible Debentures will incur interest at a rate of 8.0% per annum. The outstanding principal amount of and accrued and unpaid interest, if any, on, the Convertible Debentures must be paid by the Company in cash when the same becomes due and payable under the terms of the Convertible Debentures at their stated maturity, upon their redemption or otherwise. The Convertible Debentures are redeemable at any time provided that the volume-weighted average price (“VWAP”) for the Common Shares is less than U.S.$1.16, at a redemption price equal to the principal amount, plus accrued and unpaid interest on the principal amount to be redeemed, plus a 10% premium. If at any time on and after November 1, 2024, the daily VWAP for the Common Shares is less than U.S.$0.20 for five Trading Days during a period of seven consecutive Trading Days or a default with respect to the Registration Statement has occurred, the Company shall be required to make monthly installments payments on the Convertible Debentures in an amount equal to U.S.$300,000 principal amount, plus accrued and unpaid interest on the outstanding principal amount, plus a 10% premium.

Subject to certain limitations contained within the Securities Purchase Agreement and the Convertible Debentures, holders of the Convertible Debentures will be entitled to convert the principal amount of, and accrued and unpaid interest, if any, on each Convertible Debenture, in whole or in part, from time to time, into a number of Common Shares at a Conversion Price equal to the lower of (i) U.S.$1.16 per Common Share, or (ii) 95% of the lowest daily VWAP for the Common Shares during the 10 consecutive trading days immediately preceding the conversion date or other date of determination (the “Market Price”), but which Market Price shall not be lower than U.S.$0.20. The Conversion Price is subject to anti-dilution adjustments pursuant to the terms and conditions of the Securities Purchase Agreement and the Convertible Debentures. During any consecutive 30-day period, the holders of the Convertible Debentures may not, without the prior written consent of the Company, convert more than U.S.$300,000 in principal amount of Convertible Notes during any 30-day period if the Conversion Price is less than U.S.$1.16, provided, however, that the foregoing limitation shall not apply during the occurrence and during the continuance of an event of default under the Convertible Debentures.

In connection with the offering, the Company and Yorkville entered into a customary Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which the Company has agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended.

The Company intends to use the net proceeds from the proposed offering for research and development; capital expenditures; working capital; and general corporate purposes.

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility ("ATM Facility") with Clear Street LLC, replacing its previous ATM Facility with Jefferies LLC, which was terminated on February 1, 2024. From May 1, 2024 through July 26, 2024, 357,760 common shares were sold under the ATM with proceeds net of commissions of $0.5 million.