Form 20-F/A
ImmunoPrecise Antibodies Ltd.
filed 2024-12-10
CIK 1715925

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Item 17☐ Item 18☐

If this is an annual report, indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

EXPLANATORY NOTE

ImmunoPrecise Antibodies Ltd. is filing this Amendment No. 1 to the Annual Report on Form 20-F for fiscal year ended April 30, 2024 (the “Form 20-F/A”), which was originally filed with the Securities and Exchange Commission on July 29, 2024 (the “Original Form 20-F”), solely to correct a typographical error relating to the wrong fiscal period presented under “Item 15. B. Management’s Annual Report on Internal Control Over Financial Reporting”.

This Form 20-F/A does not reflect events occurring after the filing of the Original Form 20-F and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Original Form 20-F. Accordingly, this Form 20-F/A should be read in conjunction with the Original Form 20-F.

As required by Rule 12b-15 under the United States Securities Exchange Act of 1934, as amended, new certifications of our principal executive officer and principal financial officer are filed as exhibits to this Form 20-F/A under Item 19 hereof.

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

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (COSO) to evaluate the effectiveness of our controls for the period covered by this Annual Report. Based on this evaluation, management concluded that our internal control over financial reporting were appropriately designed and effective as at April 30, 2024 and provided a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit
No. Item	Description of Exhibit
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

IMMUNOPRECISE ANTIBODIES LTD.
Date: December 10, 2024

	By:	/s/ Kristin Taylor
	Name:	Kristin Taylor
	Title:	Chief Financial Officer