Form 20-F
period 2025-04-30
ImmunoPrecise Antibodies Ltd.
filed 2025-07-29
CIK 1715925

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2025

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

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701, United States

(Address of principal executive offices)

Joseph Scheffler, 250-483-0308, jscheffler@ipatherapeutics.com

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701, United States

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	IPA	The Nasdaq Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 46,154,118 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Information contained in this Annual Report is given as of April 30, 2025, the fiscal year end of Company, unless otherwise specifically stated.

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
•
the Company may experience going concern risk;
•
the Company may fail to remediate a material weakness;
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
•
the Company's failure to meet the continued listing requirements of The Nasdaq Capital Market ("Nasdaq"), particularly the minimum bid price requirements within the second extension period;
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

We have negative cash flow from operating activities and have historically incurred net losses. There is no assurance that we will generate sufficient revenues in the near future. To the extent that we have negative operating cash flows in future periods, we may need to deploy a portion of our existing working capital to fund such negative cash flows. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to us as those previously obtained, or at all. If we are unable to obtain additional financing from outside sources and eventually generate enough revenues, we may be forced to sell a portion or all of our assets, curtail or discontinue our operations. If any of these events happen, investors may lose all or part of their investment.

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

We are an AI-driven biopharmaceutical discovery and development company focused on creating safer and more efficacious novel therapeutic antibodies. IPA does not seek regulatory approval of its early-stage candidates, but instead, aims to out-license its assets prior to clinical trial research. We have not generated substantial revenues from collaboration and licensing agreements to date, and have incurred significant research, development and other expenses related to ongoing operations. As a result, we have not been profitable and have incurred operating losses in every reporting period since inception and have a significant accumulated deficit. Operating costs are expected to increase in the near term as we continue to build our AI-driven software development, namely LENSai, and the Company expects that this will continue until either subscription-based payments of our future product sales, partnership fees, licensing fees, milestone payments or royalty payments are sufficient to generate revenues to fund continuing operations. We are unable to predict the extent of any future losses or when our business will become profitable, if ever. Even if we achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

We may experience difficulties managing our resources to fund operations for one year, impacting our growth and business.

Although the Company is a going concern, the Company does not have cash reserves to fund all its operations for one year, and strategic future growth and expansion plans. The Company has historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that the Company has negative operating cash flows in future periods, it may need to deploy a portion of its existing working capital to fund such negative cash flows. The Company may need to raise additional funds through issuances of Common Shares or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to the Company as those previously obtained, or at all. If the Company is unable to obtain additional financing from outside sources and eventually generate enough revenues, the Company may be forced to sell a portion or all of the Company's assets or curtail or discontinue the Company's operations.

We may fail to remediate a material weakness that could affect our financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Management concluded that we did not have sufficient resources to assist us in identifying, evaluating and addressing complex technical accounting issues that affect our consolidated financial statements on a timely basis. The remediation measures intended to correct the material weakness in internal controls may be insufficient to remediate the material weakness and could impact financial reporting.

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

In addition to patent protection, we also rely on copyright and trademark protection, trade secrets, know-how, continuing technological innovation and licensing opportunities. In an effort to maintain the confidentiality and ownership of our trade secrets and proprietary information, we require our employees, consultants and advisors to execute confidentiality and proprietary information agreements. However, these agreements may not provide us with adequate protection against improper use or disclosure of confidential information and there may not be adequate remedies in the event of unauthorized use or disclosure. Furthermore, like many companies in our industry, we may from time to time hire scientific personnel formerly employed by other companies involved in one or more areas similar to the activities we conduct. In some situations, our confidentiality and proprietary information agreements may conflict with, or be subject to, the rights of third parties with whom our employees, consultants or advisors have prior employment or consulting relationships. Although we require our employees and consultants to maintain the confidentiality of all confidential information of previous employers, we or these individuals may be subject to allegations of trade secret misappropriation or other similar claims as a result of their prior affiliations. Finally, others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets. Our failure to protect our proprietary information and techniques may inhibit or limit our ability to exclude certain competitors from the market and execute our business strategies.

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

There can be no assurance that business development, marketing and sales costs will result in revenues for our business in the future or will generate awareness of our products and services. In addition, no assurance can be given that we will be able to manage our business development, marketing and sales costs on a cost-effective basis.

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

We are an AI-driven biotherapeutic research, technology and scientifically robust life science company that discovers and develops customized and novel antibodies by generating proprietary and patented processes, procedures and innovative approaches to antibody discovery, development, and production. We have been engaged in these activities for over 60 collective years and have had several assets enter the clinical successfully. Continued investment in retaining key scientific staff, as well as an ongoing commitment in R&D activities, will continue to be a cornerstone in our development of new services, processes, and competitive advantages such as Rapid Prime, B cell Select, DeepDisplay and our methods for the production of complex proteins and antibodies. We realize that such research and product development activities endeavor, but cannot assure, the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies. Furthermore, if we do not achieve sufficient market acceptance of our expansion of our commercialization of our products and services, it will be difficult for us to achieve consistent profitability. Our marketing and sales approach and external sales personnel continue to introduce a steady stream of new clients.

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

Our expansion of products and services depends on increasing brand awareness with respect to our products and services. There is no assurance that we will be able to achieve sufficient brand awareness. In addition, we must successfully develop a larger market for our services in order to increase the sales of our services. If we are not able to successfully develop a market for our services, then such failure will have a material adverse effect on our business, financial condition and operating results. We are currently investing in our brand awareness through a rebranding project due to commence in the second quarter of fiscal year 2026.

Our directors, officers or members of management may have conflicts of interest.

Certain directors and officers are also involved as advisors for other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from our interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

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

Global economic instability and geopolitical tensions, including the imposition of tariffs and other trade barriers, could have an adverse effect on our business and results of operations. Market disruptions have included extreme volatility in securities prices, as well as severely diminished liquidity and credit availability. The economic crisis may adversely affect us in a variety of ways. Access to lines of credit or the capital markets may be severely restricted, which may preclude us from raising funds required for operations and to fund continued development. It may be more difficult for us to complete strategic transactions with third parties. The financial and credit market turmoil could also negatively impact suppliers, clients and banks with whom we do business. Trade barriers or tariffs may be imposed on a temporary or permanent basis. Such developments could decrease our ability to source, produce and distribute our products or obtain financing and could expose us to a risk that one of our suppliers, clients or banks will be unable to meet their obligations under agreements with us.

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

Our ability to improve the efficiency of the AI-powered biologic CRO services we provide by, among other things, developing an effective database designed to predict how chemical compounds interact with a targeted disease-related protein, depends in part on our generation and use of information that is not proprietary to our clients and that we derive from performing these services. However, our clients may not allow us to use this information with other clients, such as the general interaction between types of chemistries and types of drug targets that we generate when performing drug discovery services for our clients. Without the ability to use this information, we may not be able to develop a database, which may limit our ability to improve the efficiency of the drug discovery services we provide.

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

We are incorporated in Canada and therefore are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As we are incorporated in Canada and listed on Nasdaq, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer to follow the corporate governance practices of an issuer’s home country. Certain corporate governance practices in Canada, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards for U.S. domestic issuers. We have relied on home country practices with respect to our corporate governance.

We may fail to meet the continued listing requirements of Nasdaq which could result in a delisting of our securities.

If we fail to satisfy the continued listing requirements of Nasdaq, such as minimum bid price requirements, Nasdaq may take steps to delist our Common Shares. Such a delisting would have a materially adverse effect on the price of our outstanding securities, impair the ability to sell or purchase our Common Shares or securities convertible or exercisable into Common Shares when persons wish to do so, and materially and adversely affect our ability to raise capital or pursue strategic restructuring, refinancing or other transactions on acceptable terms, or at all.

To maintain the listing of our Common Shares on Nasdaq, we must satisfy minimum financial and other continued listing requirements and standards, including those related to the price of our Common Shares. Pursuant to the requirements of Nasdaq, if the closing bid price of a company's stock falls below US$1.00 per share for 30 consecutive business days (the "Minimum Bid Requirement"), Nasdaq will notify the company that it is no longer in compliance with the Nasdaq listing qualifications. If a company is not in compliance with the Minimum Bid Requirement, the company will have 180 calendar days to regain compliance. On August 19, 2024, we initially received notice from Nasdaq that we were no longer in compliance with the Minimum Bid Requirement (the "Initial Nasdaq Non-Compliance Notice"). On July 13, 2025, Nasdaq notified the Company that it has determined that for the last 10 consecutive business days, from June 26, 2025 to July 10, 2025, the closing bid price of the Company’s common stock has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

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

We believe that we were not a “passive foreign investment company” (“PFIC”) for our tax year ended April 30, 2025, and we have not yet made a determination regarding our potential classification as a PFIC for our current tax year. While we do not intend to become a PFIC for our current tax year or in the future, based on cash raised in one or more offerings and current business plans and financial expectations, we may be a PFIC for our current tax year and may be a PFIC in the future. Our PFIC classification for our current or future tax years may depend on, among other things, how quickly we may raise cash pursuant to one or more offerings, the manner in which, and how quickly, we utilize our cash on hand and the cash proceeds received from any such offerings, as well as on changes in the market value of our Common Shares. Whether we are a PFIC for any taxable year will also depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value of our goodwill, which may be determined by reference to the value of our Common Shares, which could fluctuate). If we are a PFIC for any year during a U.S. Holder’s (as defined below under the heading “Certain Material United States Federal Income Tax Considerations”) holding period of Common Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called excess distribution received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be mitigated if a U.S. Holder makes a timely and effective QEF Election (as defined below under the heading “Certain Material U.S. Federal Income Tax Considerations”) with respect to the Common Shares or a Mark-to-Market Election (as defined below under the heading “Certain Material United States Federal Income Tax Considerations”) with respect to the Common Shares. U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF (as defined below under the heading “Certain Material United States Federal Income Tax Considerations”), or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the U.S. Holder’s tax basis therein. Each potential investor who is a U.S. Holder should review the discussion below under the heading “Certain Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” in its entirety and should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Name, Address and Incorporation

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on September 2, 2016. On December 21, 2016, the Company changed its name to “ImmunoPrecise Antibodies Ltd. ”The address of the Company’s head office is Industrious 823 Congress Ave Suite 300 Austin, Texas 78701. The registered and records office of the Company is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6B0M3V6C 3H4, Canada.

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

Key additions and changes to the board and management team

On August 9, 2023, the Board adopted a majority voting policy (the “Majority Voting Policy”) based on its belief that each of its directors should carry the confidence and support of the Company’s shareholders and its commitment to upholding high standards incorporate governance. Under the Majority Voting Policy, any director who receives more "withheld" votes than "for" votes will be required to tender his or her resignation to the Board. Absent extraordinary circumstances, the Board is expected to accept such resignation.

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

On November 15, 2023, the Board appointed Mr. Dirk Witters as the Chairman of the Audit Committee

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

Fiscal Year Ended 2025

Recent Developments

On September 26, 2024, the Company announced the clinical progress achieved with rabbit monoclonal antibodies designed and developed using IPA’s proprietary B Cell Select® platform for the clinical-stage company, OncoResponse Inc.

On October 2, 2024, the Company and Biotheus Inc. (“Biotheus”), jointly announced entering into a Material Transfer and Evaluation Agreement (“MTEA”) pertaining to a Talem therapeutic antibody asset for the development of a bispecific therapy against solid tumors, under which Biotheus will obtain the rights to further evaluate the suitability of Talem’s Artificial Intelligence (AI)-enhanced TATX-20 lead candidate for the development of novel bispecific antibodies for the treatment of hypoxicsolid tumors. Under the MTEA, Biotheus will receive a specialized antibody asset from Talem Therapeutics, a subsidiary of IPA.

On October 28, 2024, the Company announced its contribution and advancements in anti-aging research with Mayo Clinic Study.

On November 13, 2024, the Company announced a breakthrough in its primary cancer research initiatives through pioneering high-impact antibody development for next-generation Antibody-Drug Conjugates (“ADC”) therapies.

On December 23, 2024, the Company announced insider share purchases, with CEO Dr. Jennifer Bath and BioStrand co-founders Dirk Van Hyfte and Ingrid Brands collectively acquiring a total of 763,120 Common Shares on the open market for an aggregate amount of USD $306,000.

On January 17, 2025, the Company announced the launch of its AI-powered pipeline of both optimized and new therapeutics, set to transform therapeutic development by empowering drug discovery with AI and first-principles innovation.

On January 22, 2025, the Company announced it developed a new class of GLP-1 therapies entirely through artificial intelligence, designed to enhance efficacy, safety, therapy longevity, and patient satisfaction in diabetes treatment.

On January 27, 2025, the Company announced the completion of its previously disclosed “at-the-market” equity offering program along side the full conversion of its outstanding debenture with Yorkville, significantly enhancing the Company’s capital structure.

On February 24, 2025, the Company announced the appointment of Kamil Isaev to the Board and Joseph Scheffler as Interim Chief Financial Officer, along with the departure of director Chris Buyse. On February 26, 2025, the Company announced a strategic collaboration with RIBOPRO, a pioneering technology provider specializing in mRNA and lipid nanoparticle (LNP) technologies, to revolutionize the discovery and development of therapeutic antibodies by integrating RIBOPRO’s advanced mRNA-based antigen expression expertise with IPA’s in silico and wet-lab antibody discovery capabilities.

On March 13, 2025, the Company announced a strategic partnership with a leading biotechnology company to advance the discovery and development of ADCs and bispecific antibodies for the treatment of cancer, focusing on leveraging contract research expertise while integrating IPA’s proprietary B-cell Select™ platform and artificial intelligence-driven discovery capabilities to enhance the efficiency and precision of therapeutic development.

On May 12, 2025, the Company announced new benchmarking results that validate the accuracy and utility of its in silico epitope mapping application, part of the LENSai™ platform, with a direct comparison to gold-standard wet-lab methods.

On May 21, 2025, the Company announced it engaged CORE IR, a strategic investor and public relations firm, to support the Company’s ongoing investor relations and communications initiatives, with CORE IR specializing in working with emerging and established growth companies to enhance investor awareness, strengthen shareholder engagement, and broaden outreach to various institutional and retail audiences.

On June 5, 2025, the Company announced the discovery of a highly conserved epitope across all four dengue virus serotypes using its proprietary LENSai™ platform powered by their patented HYFT® technology.

On June 12, 2025, the Company announced compelling in vitro results demonstrating that its artificial intelligence-designed GLP-1receptor agonist (GLP-1RA) peptide sequences achieve comparable or superior receptor activation to Semaglutide, a benchmark GLP-1 therapy and one of the most commercially successful drugs in the world. The in vitro analysis was conducted by an independent third party, further strengthening the objectivity and reliability of the findings.

On June 24, 2025, the Company announced that advancements in the universal dengue vaccine, confirming safety, immune activation and structural stability using its LENSai™ platform powered by patented HYFT® Technology

Securities Purchase Agreement

On July 16, 2024 the Company announced that it entered into a securities purchase agreement (the “Securities Purchase Agreement”) with YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount.

The Convertible Debentures were convertible into common shares of the Company (the “Common Shares”). The sale and issue of the first tranche consisted of U.S.$2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024 (the “First Closing”). The sale and issue of the second tranche consisted of U.S.$1.0 million principal amount of Convertible Debentures and closed on August 16, 2024. In connection with the offering, the Company and Yorkville entered into a customary Registration Rights Agreement pursuant to which the Company provided certain registration rights to Yorkville under the Securities Act.

On August 19, 2024, the Company announced the ability to engineer in silico antibodies to elusive tumor protein entirely through computer simulations using patented LENSai technology.

On August 23, 2024, the Company announced that it received written notification from Nasdaq, indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq Rule 5450(a)(1) based on the closing bid price of the Company's common shares being less than US$1.00 per share for the 30 consecutive business days from July 5, 2024 to August 15,2024.

New Processes

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

Key additions and changes to the board and management team

On December 31, 2024 the Company announced that Ms. Kristin Taylor had resigned as Chief Financial Officer, effective January 16, 2025. Mr. Joseph Scheffler, MBA, was named as interim Chief Financial Officer on February 24, 2025.

On February 24, 2025 the Company announced changes to the composition of the Board. Mr. Chris Buyse resigned as a director of the Company. Kamil Isaev was appointed to the Board of the Company.

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

Fiscal Year Ended 2025

The following capital expenditures, which began in 2024, remained in progress in 2025, with a completion date of fiscal year 2026: lab expansion at – 4464 Markham Street, Victoria, British Columbia V8Z 7X8.

B. Business Overview

The Company is a leading AI-driven biotherapeutic research and technology firm, distinguished by its proficiency in both in silico and wet lab methodologies. At the intersection of systems biology, multi-omics modeling, and complex artificial intelligence systems, the company has carved out a unique space within the field. The core of the company's operations encompasses a diverse suite of proprietary technologies that aid in the exploration, discovery, and development of novel drugs and biologics.

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

In fiscal 2025, the Company’s CRO services accounted for 100% (2024: 100%) of the Company’s revenue.

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

Principal Markets

Our total revenues by category of activity and geographic market for each of the last three financial years were as follows:

At April 30, 2025, 2024 and 2023, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the year ended April 30, 2025, 2024 and 2023 as follows:

		Years ended April 30,
Revenue by Region (in thousands)	2025 $	2024 $	2023 $
United States of America	12,614	12,556	9,365
Europe	10,178	10,867	9,450
Canada	234	389	618
Australia	896	482	630
Other	598	224	602
	24,520	24,518	20,665

The Company’s revenues are allocated according to revenue types for the year ended April 30, 2025, 2024 and 2023 as follows:

		Years ended April 30,
Revenue Allocation (in thousands)	2025 $	2024 $	2023 $
Project revenue	22,175	22,235	18,677
Product sales revenue	2,107	2,035	1,747
Cryostorage revenue	238	248	241
	24,520	24,518	20,665

Market for Products

Market Segment and Geographic Areas

The market for therapeutic antibodies, including monoclonal, biospecific and antibody drug conjugates according to February 2024 Research and Markets publication, is expected to generate U.S.$428 billion by the end of 2029, up from U.S.$211 billion in 2022. During the forest period, 2024-2029, Global Therapeutic Antibody is expected to expand at a compounded annual growth rate ("CAGR") of 11.2%. Growth drivers in the antibody market are as follows:

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

According to Marketandmarkets.com, the global immunoassay market was worth U.S.$35 billion in 2023 and is anticipated to grow with a CAGR of 5.9% to U.S. $46 billion by 2028.

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

The current antibody and protein-related market is in excess of U.S.$16 billion in 2022 and expected to reach U.S. $42 billion and growing a CAGR of approximately 13% annually, according to GrandViewResearch.com.

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

Foreign Operations

The Company currently conducts business activities in Canada and a significant portion of the Company’s business activities depend on foreign operations in the Netherlands and the United States. The Company distributes and offers its products and services globally. Significant portions of our revenues are from global sales. In fiscal 2025, 51% of our revenues came from sales to the United States, 42% from Europe and 6% to countries other than Canada.

Locations of Operations

IPA is a global operation with a presence in Utrecht and Oss in the Netherlands, Diepenbeek in Belgium, Victoria, British Columbia, in Canada and Fargo, North Dakota and Austin Texas in the United States. This broad reach enables IPA to tap into thriving locations that strongly support the life sciences industry and the development of artificial intelligence.

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

The principal executive office is in Austin, Texas and the Company’s base office in Canada is in Victoria, British Columbia. The base for U.S. operations is in Fargo, North Dakota. IPA Canada operates from Victoria, British Columbia (Canada), performing custom antibody generation since its inception. The Company has recently completed the expansion of its vivarium in Victoria while simultaneously intensifying its capabilities in measuring protein binding kinetics and high-throughput label-free protein-protein interactions and further developing and improving technologies such as its B cell Select® platform.

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

BioStrand B.V.

On April 14, 2022, BioStrand B.V. was acquired.

BioKey B.V.

On April 14, 2022, BioKey B.V. was acquired.

BioClue B.V.

On April 14, 2022, BioClue B.V. was acquired.

D. Property, Plants and Equipment

We do not own any real estate property. We operate from leased premises in five different locations, as detailed in the following table:

Location	Area (approx.)	Premise Use	Expiry Date
Agoralaan Abis, 3590 Diepenbeek Belgium	104 sq m	Artificial intelligence research and development, including for in silico antibody discovery and development	Monthly
4837 Amber Valley Parkway, Suite 11 Fargo, ND 58104, USA	200 sq ft	U.S. head office	Monthly
Pivot Park – building OP, Kloosterstraat 95349 AB Oss, The Netherlands	1,142 sq m	Preclinical antibody drug discovery and development lab facility	December 31, 2028
Uppsalalaan 17, 10th Floor, 3584 CT Utrecht, The Netherlands	1,164 sq m	Production site for complex proteins and antibodies	March 31, 2032
3204-4464 Markham St. Victoria, BC V8Z 7X8 Canada	6,210 sq ft	Global head office, preclinical antibody drug discovery and development lab facility	December 31, 2033
Industrious 823 Congress Avenue, Suite 300, Austin TX 78701 USA	200 sq ft	Principal Executive Office	Monthly

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

A. Operating Results

Overview

During Fiscal 2025, we had some significant highlights to our operating results:

•
Achieved record breaking revenue of $24.5 million in fiscal year 2025.
•
Delivered highest-ever fourth quarter revenue of $7.0 million
•
Reported record fourth quarter Adjusted EBITDA of ($0.3) million, reflecting improved operating efficiency
•
Achieved fourth quarter gross margin of 64%, representing strongest margin performance since Q3 of Fiscal Year 2021
•
BioStrand segment grew over 180% in Fiscal year 2025 and had gross margins approaching 90%
•
BioStrand currently represents over 5% of total annual revenue this year, up from less than 2% in Fiscal Year 2024

Selected Annual Information

The following selected financial data has been extracted from the audited Fiscal 2025 financial statements (expressed in Canadian Dollars).

The following is a summary of certain selected financial information of the Company for the years ended April 30, 2025, 2024, and 2023.

(in thousands except loss per share)	2025 $	2024 $	2023 $
Revenue	24,520	24,518	20,665
Cost of sales	(10,972)	(12,465)	(9,102)
Expenses	(47,108)	(41,177)	39,966
Net loss	(30,234)	(26,115)	(26,560)
Total assets	44,441	59,988	77,813
Total liabilities	(20,815)	(24,310)	(20,010)
Loss per share	(0.91)	(1.02)	(1.07)

Comparison of the years ended April 30, 2025 and April 30, 2024

Revenue

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
Project revenue	22,175	22,235	(60)	-0.3%
Product sales revenue	2,107	2,035	72	3.5%
Cryostorage revenue	238	248	(10)	-4.0%
Total revenue	24,520	24,518	2	0.0%

Revenue for the year ended April 30, 2025 was $24.5 million, compared to $24.5 million for the year ended April 30, 2024.

Gross Profit

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
Gross profit	13,548	12,053	1,495	12.4%
Gross profit margin	55.3%	49.2%

Gross profit totaled $13.5 million during the year ended April 30, 2025, an increase of 12.4% compared to the year ended April 30, 2024. Gross profit margin increased to 55.3% from 49.2% during the prior year driven by a higher proportion of revenue generated from the high-margin BioStrand segment and reduced salaries and lab supplies.

Research and development

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
Research and development	4,943	4,043	900	22.3%

During the year ended April 30, 2025, R&D expenses increased to $4.9 million from $4.0 million compared to the year ended April 30, 2024 reflecting increased investment in R&D activities within the BioStrand segment.

Sales and marketing

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
Sales and marketing	4,298	3,543	755	21.3%

Sales and marketing expenses totaled $4.3 million during the year ended April 30, 2025, compared to $3.5 million during the year ended April 30, 2024 due to increases related to our marketing strategy and social media expenses.

General and administrative

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
General and administrative	14,735	15,592	(857)	-5.5%

During the year ended April 30, 2025, general and administrative expenses totaled $14.7 million, a decrease of $0.9 million as compared to the year ended April 30, 2024, due to a reduction in compensation and consulting expenses.

Other Income/ Expense

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
Accretion	(10)	(19)	9	(47.4)%
Grant and subsidy income	180	331	(151)	(45.6)%
Interest and other (expense) income	(283)	23	(306)	(1330.4)%
Unrealized foreign exchange (loss) gain	(594)	86	(680)	(790.7)%
Total other (expense) income	(707)	421	(1,128)	(267.9)%

The Company recorded other loss of $0.7 million during the year ended April 30, 2025, a decrease from other income of $0.4 million during the year ended April 30, 2024 due to favorable exchange rates.

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

Sales and marketing

	Year Ended April 30,
(in thousands)	2024 $	2023 $	Change $	Change %
Sales and marketing	3,543	3,608	(65)	(1.8)%

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

Non-IFRS Measures

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the consolidated financial statements and accompanying notes for the year ended April 30, 2025.

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

The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

	Year Ended April 30,
(in thousands)	2025 $	2024 $
Net loss	(30,234)	(26,115)
Income taxes	(4,033)	(2,588)
Amortization and depreciation	5,119	5,735
Accretion	10	19
Asset impairment charge	21,184	15,031
Foreign exchange realized gain (loss)	(5)	142
Interest expense	948	849
Interest and other income	283	(23)
Unrealized foreign exchange loss (gain)	594	(86)
Share-based expense	445	1,535
Adjusted EBITDA	(5,689)	(5,501)

	Year Ended April 30,
(in thousands)	2025 $	2024 $
Operating expenses	(47,108)	(41,177)
Amortization and depreciation	2,078	3,273
Asset impairment charge	21,184	15,031
Foreign exchange gain (loss)	(5)	142
Interest expense	948	849
Share-based expense	445	1,535
Adjusted Operating Expenses	(22,458)	(20,347)

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

On July 16, 2024, YA II PN, Ltd., an investment fund managed by Yorkville, entered into a securities purchase agreement under which the Company agreed to sell and issue to Yorkville “the Convertible Debentures" in two tranches and at a purchase price of 95% of the aggregate principal amount. In connection with the offering, the Company and Yorkville entered into a customary registration rights agreement pursuant to which the Company agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933, as amended.

As of April 30, 2025, the Company completed the full conversion of the debenture with Yorkville.

As of April 30, 2025, the Company held cash of $10.8 million (April 30, 2024 – $3.5 million). During the year ended April 30, 2025, the cash used in operating activities was $6.4 million. As part of the investing activities, the Company made property and equipment purchases of $0.8 million. As part of the financing activities, the Company incurred lease payments of $1.6 million.

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12.0 million. As of April 30, 2025, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

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

On February 23, 2024, the Company entered into the Clear Street ATM Agreement. Under the terms of the Clear Street ATM Agreement, the Company was entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through Clear Street LLC, acting as sole sales agent, Common Shares of the Company having an aggregate gross sales price of up to U.S. $60 million.

Financing Activities

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

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility ("ATM Facility") and entered into the Clear Street ATM Agreement. The Company is entitled, at its discretion and from time-to-time during the term of the Clear Street ATM Agreement, to sell Common Shares through Clear Street. On February 23, 2024, in connection with the ATM Facility, the Company filed a prospectus supplement permitting the sales of Common Shares having an aggregate gross sales price of up to U.S. $60.0 million. In fiscal 2024, 629,240 common shares were sold under the ATM with proceeds net of commissions of $1.8 million.

Fiscal Year Ended 2025 Transactions

During the year ended April 30, 2025, the Company issued 13,315,850 Common Shares under the ATM Facility with proceeds net of commissions of $12.2 million.

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

As of April 30, 2025, the Company completed the full conversion of the debenture with Yorkville

Capital Expenditures

The Company made property and equipment purchases of $0.8 million during the year ended April, 2025 (2024 - $1.4 million).

Contractual Obligations and Commitments

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12.0 million. As of April 30, 2025, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

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

February 2018(1)
Kamil Isaev (2) (5) Oregon, United States	Director

30 years of expertise in AI, semiconductor technologies, and global R&D operations venture

Leadership roles at Intel, Dell EMC, Align Technology

Partner at ABRT VC; providing investors with data-driven insights to identify high-potential opportunities

February 2025
Dirk Witters (3) (4) Beveren, Belgium	Chair of the Board and Director

Founder of Conanti Consult BV, an advisory boutique since 2019.

Advisor to the founder of New Rhein Healthcare Investors, a private equity investment firm, from July 2019 to March 2020.

Director Program Management Office, Sustainable Finance for KBC Group, from December 2018 to June 2019.

President of the board of BioStrand BV from June 2020 to April 2022.

September 2023
Joseph Scheffler Florida, United States	Interim CFO	N/A	February 2025
Dr. Ilse Roodink Loenen, Netherlands	CSO	N/A	July 2021
Kari Graber North Dakota, United States	Vice President of Commercial Services	N/A	November 2021(6)

Notes:

(1)
Dr. Bath, who has been CEO and President since February 2018 and was appointed Director in May 2018.
(2)
Member of the Audit and Risk Committee.
(3)
Member and Chair of the Audit and Risk Committee
(4)
Member of the Compensation, Nomination and Governance Committee.
(5)
Member and Chair of the Compensation, Nomination and Governance Committee
(6)
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

Kamil Isaev

Mr. Isaev has over 30 years of expertise in AI, semiconductor technologies, and global R&D operations, and has held leadership roles at Intel, Dell EMC, Align Technology, and ABRT VC. Mr. Isaev currently serves as a Venture Partner at ABRT VC, where he leads the ABRT AI Lab and the VC Score project, developing AI-powered evaluation models to assess and rank AI startups, providing investors with data-driven insights to identify high-potential opportunities. His role at ABRT VC is focused on bridging cutting-edge AI research with commercialization strategies, helping AI-driven companies refine their go-to-market approach and maximize scalability. .Mr. Isaev is also a member of IEEE, a guest lecturer at leading universities, and a frequent speaker at AI and semiconductor industry conferences. He holds an MSc and PhD in Physics (Plasma Physics and Plasma Chemistry) from Moscow State University and has authored over 30 scientific publications in plasma physics and semiconductor technology.

Joseph Scheffler

Mr. Scheffler serves as the interim CFO for IPA and is responsible for overseeing the financial strategy and reporting to ensure compliance with regulations, optimizing capital allocation to support growth, and providing financial leadership. He previously worked for Ernst & Young and has held executive positions of CFO, Vice President of Finance and Corporate Treasurer. His background includes 30 years of experience and blends publicly traded company operations with successful startup ventures. He holds a BS degree in Accounting and an MBA, with concentrations in Finance and Strategic Management, from the Loyola University of Chicago.

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

B. Compensation

Compensation for Fiscal 2025

The aggregate amount of compensation paid during the year ended April 30, 2025, directly and indirectly, including directors’ fees, to our named executive officers and directors in their capacity as such, was $2.9 million (Fiscal 2024: $3.2 million).

This discussion describes our compensation program for each person who acted as President and CEO, ICFO and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and the ICFO, whose total compensation was more than CAD $150,000 in our last fiscal year and who was performing a policy-making function in respect of the Company (each a “NEO” and collectively the “NEOs”). This section addresses our philosophy and objectives and provides a review of the process that the Board follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the Board’s specific decisions about the compensation of the NEOs for the fiscal year ended April 30, 2025. We had seven (7) NEOs during the fiscal year ended April 30, 2025, namely: Dr. Jennifer Bath, CEO; Joseph Scheffler, ICFO; Kristin Taylor, former CFO; Brad McConn, former CFO; Dr. Ilse Roodink, CSO; Dr. Barry Duplantis, former Vice President of Client Relations; and Kari Graber, Vice President of Commercial Services.

Summary Compensation Table

The following table provides a summary of the compensation paid by the Company to each NEO of the Company for the financial years ended April 30, 2025, 2024, and 2023. All cash payments in the table below are made in U.S. dollars, except for Dr. Roodink’s and Dr. Duplantis’, which are made in Euros and Canadian dollars, respectively. All amounts listed are in Canadian dollars, translated using the average daily exchange rate on the last day of the period provided by the Bank of Canada. The average daily exchange rates on the relevant date as reported by the Bank of Canada are:

Bank of Canada USD/CAD Average Daily Exchange Rate
April 30, 2025	1.3812
April 30, 2024	1.3746
April 30, 2023	1.3578
Bank of Canada EUR/CAD Average Daily Exchange Rate
April 30, 2025	1.5687
April 30, 2024	1.4695
April 30, 2023	1.3578

					Non-equity incentive plan compensation(1) ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Dr. Jennifer L. Bath(2)	2025	877,062	—	280,800	—	—	—	—	1,157,862
CEO,	2024	731,989	—	—	273,353	—	—	—	1,005,342
President, and Director	2023	713,558	—	1,069,310	678,031	—	—	—	2,460,899
Joseph Scheffler(3) Interim CFO	2025	146,929	—	—	—	—	—	—	146,929
Brad McConn(4)	2025	—	—	—	—	—	—	—	—
Former CFO	2024	188,613	—	—	—	—	—	—	188,613
	2023	400,462	—	213,540	167,274	—	—	—	781,276
Dr. Ilse Roodink	2025	372,924	—	109,200	—	—	—	—	482,124
CSO	2024	276,930	—	—	—	—	—	—	276,930
	2023	298,419	—	142,360	78,297	—	—	—	519,076
Dr. Barry Duplantis	2025	—	—	—	—	—	—	—	—
VP of Client Relations	2024	176,392	—	—	—	—	—	—	176,392
	2023	287,879	—	177,950	155,106	—	—	—	620,935
Kari Graber	2025	331,488	—	62,400	—	—	—	—	393,888
VP of Commercial	2024	273,599	—	—	—	—	—	—	273,599
Services	2023	262,395	—	177,950	76,312	—	—	—	516,657
Kristin Taylor(3)	2025	259,103	—	212,958	—	—	—	—	472,061
Former CFO	2024	533,477	—	—	—	—	—	—	533,477

Notes:

(1)
Non-equity incentive plan compensation includes bonuses earned during the financial year and payable as of the year-end date. Cash payments are made upon approval by the Board in the fiscal quarter following year-end.
(2)
Dr. Bath received no compensation in her capacity as director of the Company.
(3)
Ms. Taylor was acting as CFO until January 16, 2025. Mr. Scheffler was appointed as interim CFO on February 1, 2025, and was employed through a consulting firm. His salary represents compensation paid to the consulting firm.
(4)
Mr. McConn was acting as CFO of the Company until September 29, 2023.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options on their grant date. The Company applies this methodology to value the stock options as accurately as possible using observable market inputs. The assumptions used in the model and the resulting fair value for each issuance is shown below:

					Black-Scholes model inputs
Optionee	Year	Fair value of option ($)	Number of options awarded	Fair value of award ($)	Common share price on grant date ($)		Exercise price ($)		Expected life (years)	Risk-free rate
Dr. Jennifer L. Bath	2025	1.040	270,000	280,800	0.860		0.860		10.00	2.88%
	2024	—	—	—	—		—		—	—
	2023	3.559	300,452	1,069,310	4.100	(1)	4.100	(1)	5.00	3.57%
Kristin Taylor(2)	2025	1.040	204,767	212,958	0.860		0.860		—	—
	2024	—	—	—	—		—		—	—
Brad McConn(3)	2025	—	—	—	—		—		—	—
	2024	—	—	—	—		—		—	—
	2023	3.559	60,000	213,540	4.100	(1)	4.100	(1)	5.00	3.57%
Dr. Barry Duplantis	2025	—	—	—	—		—		—	—
	2024	—	—	—	—		—		—	—
	2023	3.559	50,000	177,950	4.100	(1)	4.100	(1)	5.00	3.57%
Dr. Ilse Roodink	2025	1.040	105,000	109,200	0.860		0.860		10.00	2.88%
	2024	—	—	—	—		—		—	—
	2023	3.559	40,000	142,360	4.100	(1)	4.100	(1)	5.00	3.57%
Kari Graber	2025	1.040	60,000	62,400	0.860		0.860		10.00	2.88%
	2024	—	—	—	—		—		—	—
	2023	3.559	50,000	177,950	4.100	(1)	4.100	(1)	5.00	3.57%

Notes:

(1)
Price in USD.
(2)
Ms. Taylor resigned effective January 16, 2025.
(3)
Mr. McConn resigned effective September 29, 2023.

Outstanding Equity Awards at April 30, 2024

The following table sets forth information concerning all the outstanding equity awards held by each NEO as at April 30, 2025.

	Option-based awards				Share-based awards
Name	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. Jennifer L.	09/01/2020	210,000	8.500		09/01/2025	1,254,750	—	—	1,254,750
Bath	01/07/2022	120,000	7.940		01/07/2027	594,720	—	—	594,720
	02/19/2023	300,452	4.100	(1)	02/19/2028	1,069,310	—	—	1,069,309
	8/3/2025	270,000	0.860	(1)	8/3/2034	280,800	270,000	280,800	—
Kristin Taylor	—	—	—		—	—	—	—	—
Joseph Scheffler	—	—	—		—	—	—	—	—
Dr. Ilse	01/06/2021	15,000	20.300		01/06/2026	175,545	—	—	175,545
Roodink	01/07/2022	50,000	7.940		01/07/2027	247,800	—	—	247,800
	02/19/2023	40,000	4.100	(1)	02/19/2028	142,360	—	—	142,360
	8/3/2025	105,000	0.860	(1)	8/3/2034	109,200	105,000	109,200	—
Dr. Barry Duplantis	—	—	—		—	—	—	—	—
Kari Graber	09/01/2020	10,000	8.500		09/01/2025	59,750	—	—	59,750
	02/19/2023	50,000	4.100	(1)	02/19/2028	177,950	—	—	177,950
	8/3/2025	60,000	0.860	(1)	8/3/2034	62,400	60,000	62,400	—

Note:

(1)
Price in USD.

Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ended April 30, 2025:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Jennifer L. Bath	237,623	—	—
Kristin Taylor	18,344	—	—
Joseph Scheffler	—	—	—
Dr. Ilse Roodink	31,635	—	—
Dr. Barry Duplantis	—	—	—
Kari Graber	39,543	—	—

Director Compensation Table

The following table provides a summary of compensation paid by the Company to each director of the Company for the financial year ended April 30, 2025. Cash payments are made in U.S. dollars, translated using the USD/CAD average daily exchange rate on April 30, 2025.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Mitch Levine(2)	77,798	—	—	—	—	—	77,798
Kamil Isaev	—	—	—	—	—	—	—
Chris Buyse(4)	83,126	—	—	—	—	—	83,126
Dirk Witters	94,619	—	—	—	—	—	94,619
Barry Springer(3)	62,239	—	—	—	—	—	62,239

Notes:

(1)
The compensation of Dr. Jennifer L. Bath, a director and the CEO and President of the Company, is set out in the summary compensation table above. Dr. Bath did not receive any compensation for her role as a director of the Company.
(2)
Ceased to be a board member November 14, 2024 after not standing for reelection.
(3)
Ceased to be board member January 22, 2025.
(4)
Ceased to be a board member February 16, 2025.

Directors of the Company are paid a base annual retainer for various positions, detailed below:

Position	Additional Annual Compensation (U.S. $)
Chair/Lead Independent Director	65,000
Independent Director, on at least one Committee	45,000
Independent Director, if not on at least one Committee	40,000

Annual compensation is provided for the year beginning at the Annual General Meeting of Shareholders, and payments are made quarterly in arrears. Fees earned in the Director Compensation Table reflect cash compensation during the fiscal year ended April 30, 2025.

Director Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each director as of April 30, 2025.

	Option-based awards						Share-based awards
Name	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dirk Witters	1/19/2024	60,000	1.480	(1)	1/19/2029	86,175	21,111	31,244	54,931
Dr. Jennifer L. Bath	09/01/2020	210,000	8.500		09/01/2025	1,254,750	—	—	1,254,750
	01/07/2022	120,000	7.940		01/07/2027	594,720	—	—	594,720
	02/19/2023	300,452	4.100	(1)	02/19/2028	1,069,309	—	—	1,069,309
	8/3/2025	270,000	0.860	(1)	8/3/2034	232,200	270,000	232,200
Kamil Isaev	—	—	—		—	—	—	—	—

Note:

(1)
Price in USD.

Employment, Consulting and Management Agreements

Dr. Jennifer L. Bath

Dr. Jennifer L. Bath entered into an executive employment agreement with the Company on February 7, 2018, pursuant to which Dr. Bath is paid U.S.$350,000 per annum for providing services as CEO of the Company. The Company will pay Dr. Bath a guaranteed annual bonus of U.S.$150,000 and a U.S.$200,000 annual bonus payable upon achievement of performance targets mutually agreed to with the Board. In the event of termination without cause, Dr. Bath will be entitled to the equivalent of 12 months’ salary. During 2022, the Board approved an adjustment to Dr. Bath’s base salary to U.S.$535,080 per annum and annual bonus of 100% of base salary with U.S.$200,000 guaranteed. During fiscal year 2025, the Board approved an adjustment to Dr. Bath’s base salary to U.S.$635,000 per annum and annual bonus of 70% of base salary.

Kari Graber

Ms. Graber entered into an executive employment agreement with the Company on July 1, 2019 (the “Kari Graber Employment Agreement”) pursuant to which Ms. Graber is paid U.S.$135,200 per annum for providing services as VP of Clients Relations and Project Management of the Company. The Company will pay Ms. Graber an annual bonus payable upon achievement of targets mutually agreed to with the Chief Business Officer. During 2022, the Board approved an adjustment to Ms. Graber’s base salary to U.S.$200,000 per annum and an annual bonus of 30% of base salary. During fiscal year 2025, the Board approved an adjustment to Ms. Graber’s base salary to U.S.$240,000 per annum and an annual bonus of 30% of base salary.

Dr. Ilse Roodink

Dr. Ilse Roodink entered into an executive employment agreement with the Company on July 1, 2021, which became effective on July 1, 2021, pursuant to which Dr. Roodink is paid €143,400 per annum for providing services as CSO of the Company. The Company will pay Dr. Roodink an annual bonus payable upon achievement of targets mutually agreed to with the CEO. During 2022, the Board approved an adjustment to Dr. Roodink’s base salary to U.S.$240,115 and an annual bonus of 40% of base salary. During fiscal year 2025, the Board approved an adjustment to Dr. Roodink’s base salary to U.S.$270,000 per annum and an annual bonus of 40% of base salary.

Joseph Scheffler

Mr. Scheffler was appointed Interim CFO on February 1, 2025, as the Company engaged a professional services consulting firm. Under the terms of the engagement, the consulting firm supplied an experienced finance executive who fulfilled the responsibilities of the CFO on an interim basis. As a result of this arrangement, the Company incurred consulting expenses of approximately U.S.$108,738 in fiscal year 2025, which are included in general and administrative expenses.

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

The following table sets forth an estimated aggregate amount that Dr. Bath would have been entitled to receive pursuant to the Change of Control Agreement (assuming the continuation of coverage under all applicable Benefits Plans) if an Involuntary Termination had occurred on April 30, 2025:

Change of control compensation based on salary, guaranteed bonus, and discretionary bonus ($)	Entitlements under incentive plans	Total ($)
706,064	—	706,064

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

As of April 30, 2025, we did not have any service contracts with any of our independent directors.

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

Composition of the Audit Committee

The members of the Audit Committee are Dirk Witters (Chair) and Kamil Isaev. All members are independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules and as defined in National Instrument 52-110 - Audit Committees (“NI 52-110”) adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52-110). [The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.]

The Board has determined that Dirk Witters and Kamil Isaev each qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

Relevant Education and Experience

All of the Audit Committee members [Dirk Witters and Kamil Isaev] are senior-level professionals with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles.

For further relevant education and experience of Messrs. Dirk Witters and Kamil Isaev refer to their respective biographies. See Item 6.A – Directors and Senior Management - Directors, Senior Management and Employees.

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

Composition of the Remuneration and Nomination Committee

The members of the Remuneration and Nomination Committee are Dirk Witters (Chair) and Kamil Isaev, all of whom are independent directors.

D. Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Fiscal Year Ended	Full Time	Part Time	Total
April 30, 2023	82	20	102
April 30, 2024	72	29	101
April 30, 2025	81	21	102

None of our employees are members in a labor union.

E. Share Ownership

As of July 25, 2025, the NEOs named in this Annual Report as well as our current directors and executive officers, as a group, beneficially owned a total of 509,610 Common Shares, representing beneficial ownership of 1% of the Common Shares.

The table below sets forth the number of Common Shares beneficially owned by the NEOs named in this Annual Report as well as our directors and executive officers as of July 25, 2025. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options that are exercisable within 60 days from the above date, including “out-of-the money” options. The percentages shown below are based on 46,154,118 outstanding Common Shares as of July 25, 2025.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Common Shares Held	Exercisable Options	Convertible RSUs	Exercisable Warrants	Number of Common Shares Beneficially Owned	Percent of Outstanding Common Shares
Dr. Jennifer Bath	498,118	630,452	—	—	498,118	1.08%
Joseph Scheffler	—	—	—	—	—	0.00%
Dr. Ilse Roodink	9,542	105,000	—	—	9,542	0.02%
Kamil Isaev	—	—	2,556	—	—	0.00%
Kari Graber	700	60,000	—	—	—	0.00%
Jon Lieber	—	—	—	—	—	0.00%
Dirk Witters	1,950	38,889	—	—	1,950	0.00%

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company has adopted an incentive compensation recovery policy effective October 2, 2023 (“Incentive Compensation Recovery Policy”) as required by Nasdaq listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Annual Report. At no time during or after the fiscal year ended April 30, 2025 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of April 30, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our best knowledge, the following are our only shareholders that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to our Common Shares as of July 25, 2025.

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
Charmquark TWEE	1,828,365	3.96%
Charmquark EEN	1,828,365	3.96%

On April 14, 2022, the Company completed the acquisition of control over BioStrand BV, BioKey BV, and BioClue BV (hereinafter collectively referred to as “BioStrand”), a group of Belgian biotech entities and pioneers in the field of bioinformatics and biotechnology, through its wholly owned subsidiary ImmunoPrecise Netherlands BV. The Company paid a consideration of approximately €20 million to the vendors, consisting of an aggregate of 4,077,774 Common Shares, resulting in Charmquark TWEE and Charmquark EEN each carrying more than 5% of our outstanding Common Shares, and a cash payment of approximately €3,734,500. The consideration also includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12 million. As of December 31, 2024, each of Charmquark TWEE and Charmquark EEN own approximately 3.96% of our outstanding Common Shares, and as a group 7.92%, as reported in the Amendment No. 2 to Schedule 13G filed by Charmquark TWEE and Charmquark EEN with the SEC on January 24, 2025.

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

B. Related Party Transactions

To our knowledge, none of our directors or executive officers, nor any of our subsidiaries or insiders, nor any of our shareholders owning more than 10% of our voting shares, and no person with ties to any of the aforementioned, nor any member of the same group, has had or expects to have an interest in any transactions concluded since the beginning of our fiscal year ended April 30, 2023 that has had or could have a material impact on us, or in any projected transactions, except as described below.

Fiscal Year Ended 2025

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of April 30, 2025, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the Company’s our audited consolidated financial statements as at and for the year ended April 30, 2025, the year ended April 30, 2024, and the year ended April 30, 2023. The audit reports of Grant Thornton LLP are included therein.

Legal Proceedings and Regulatory Actions

As of the end of financial year ended April 30, 2025, the Company is not aware of: (a) any legal proceedings to which it is a party, or by which any of its property is subject, which would be material to it and are not aware of any such proceedings being contemplated; (b) any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor making an investment decision; and (c) any settlement agreements that it has entered into before a court relating to securities legislation or with a securities regulatory authority.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended April 30, 2025.

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

Pursuant to the BCBCA, a director holds a disclosable interest in a contract or transaction if (a) the contract or transaction is material to the Company, (b) the Company has entered, or proposes to enter, into the contract or transaction, (c) either the director has a material interest in the contract or transaction or the director is a director or senior officer of, or has a material interest in, a person who has a material interest in the contract or transaction and (d) the interest is known by the director or reasonably ought to have been known. Pursuant to the BCBCA, a director does not have a disclosable interest in a number of prescribed situations, including without limitation in respect of a contract or transaction merely because the contract or transaction relates to the remuneration of the director in that person’s capacity as a director of the Company.

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

Article 8 of the Articles deals with the borrowing powers of the Company. The Company, if authorized by the directors, may: (i) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any obligation of any other person; and (iv) mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

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

Advance Notice Policy

On July 12, 2017 the Board adopted an advance notice policy (the “Advance Notice Policy”), which was approved by the Company’s shareholders on August 30, 2017. The purpose of the Advance Notice Policy is to provide a clear process for the shareholders, directors and management of the Company to follow when nominating directors of the Company. The Advance Notice Policy is meant to ensure that shareholders receive adequate notice of director nominations and sufficient information regarding all director nominees and to allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Advance Notice Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board are made by shareholders of the Company. This Advance Notice Policy also sets a deadline by which director nominations must be submitted to the Company prior to any annual general or special meeting of the shareholders of the Company and also sets out the required information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

Majority Voting Policy

The Board believes that each of its members should carry the confidence and support of the Company’s shareholders and, accordingly, has adopted, effective August 9, 2023, the Majority Voting Policy for the election of directors in respect of uncontested elections. An “uncontested election” means an election where the number of nominees for director is equal to the number of directors authorized to be elected upon such election as determined by the Board. The Majority Voting Policy provides that, in an uncontested election of directors, if the number of shares “withheld” for any nominee exceeds the number of shares voted “for” the nominee, then he or she shall, immediately tender his or her written resignation to the Board. Such resignation will not be effective until accepted by the Board. Under the Majority Voting Policy, the Board will consider such offer of resignation and shall make a determination whether or not to accept or reject the resignation no later than 90 days following the date of the applicable shareholders’ meeting and shall accept the resignation absent exceptional circumstances. The Board will promptly announce its decision via press release. If the Board determines not to accept the resignation, the press release must fully state the reasons for its decision. No director who is required to tender his or her resignation shall participate in any meeting of the Board at which the resignation is considered. If a resignation is accepted by the Board, and subject to any corporate law restrictions, the Board may leave any resulting vacancy unfilled until the Company’s next annual general meeting, or may appoint a new director to fill the vacancy, or may call a special meeting of shareholders at which there will be presented a new candidate to fill the vacant position.

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

Description of Capital Structure

The Company’s authorized share structure consists of an unlimited number of Common Shares without par value. All of the Common Shares are of the same class and the Company does not own any of its Common Shares.

C. Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts the Company or a subsidiary is a party to as of the date of this Annual Report are the following:

•
Global Guaranty Agreement
•
Material Transfer and Evaluation Agreement

Global Guarantee Agreement

See Item 5.B – Liquidity and Capital Resources – Financing Activities – Fiscal Year Ended 2024 Transactions

Material Transfer and Evaluation Agreement

See Item 4.A – Events in the Development of the Business – Fiscal Year Ended 2025

D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below in Item 10.E. - Certain Material United States Federal Income Tax Considerations and Certain Canadian Federal Income Tax Consequences.

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

E. Taxation

Certain Material United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from or relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the U.S. federal alternative minimum tax, U.S. federal net investment income tax, U.S. federal estate and gift tax, U.S. state and local tax, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership and disposition of Common Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to a U.S. Holder arising from or relating to the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are subject to the alternative minimum tax; (i) are subject to special tax accounting rules with respect to the Common Shares; (j) are partnerships or other “pass-through” entities (and partners or other owners thereof); (k) are S corporations (and shareholders thereof); (l) are U.S. expatriates or former long-term residents of the United States subject to Section 877 or 877A of the Code; (m) hold Common Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (n) own or have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. We believe that we were not a PFIC for our tax year ended April 30, 2025, and we have not yet made a determination regarding our potential classification as a PFIC for our tax year. While we do not intend to become a PFIC for our current tax year or in the future, based on the cash raised in one or more offerings and current business plans and financial expectations, we may be a PFIC for our current tax year and may be a PFIC in the future. Our PFIC classification for our current or future tax years may depend on, among other things, how quickly we may raise cash pursuant to one or more offerings, the manner in which, and how quickly, we utilize our cash on hand and the cash proceeds received from any such offerings, as well as on changes in the market value of our Common Shares. Whether we are a PFIC for any taxable year will also depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value of our goodwill, which may be determined by reference to the value of our Common Shares, which could fluctuate). No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any of our non-U.S. subsidiaries) concerning our (or its) PFIC status. Each U.S. Holder should consult its own tax advisors regarding our PFIC status of the PFIC status of each of our non-U.S. subsidiaries.

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

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns Common Shares, the U.S. federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes a "qualified electing fund" or "QEF" election (a "QEF Election") to treat us as a QEF or makes a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") with respect to the Common Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election (a "Non-Electing U.S. Holder") will be taxable as described below.

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

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of its Common Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. However, a U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (i) net long-term capital gain over (ii) net short-term capital loss, and “ordinary earnings” are the excess of (x) “earnings and profits” over (y) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

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

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC to its shareholder.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share (including any constructive distribution) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or were a PFIC for the preceding tax year. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, we do not intend to maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by us with respect to the Common Shares will constitute dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Treaty or the Common Shares are readily tradable on a United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, in respect of Common Shares generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

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

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Dividends paid on the Common Shares (including any constructive distributions) will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of Canada-U.S. Tax Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

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

Certain Canadian Federal Income Tax Consequences

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act(Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a holder who acquires or holds as beneficial owner Common Shares, and who, for purposes of the Tax Act and at all relevant times: (i) is not, and is not deemed to be, resident in Canada, (ii) holds the Common Shares as capital property, (iii) deals at arm’s length with, and is not affiliated with, the Company, (iv) does not use or hold and will not be deemed to use or hold, the Common Shares in a business carried on in Canada, (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an “authorized foreign bank” within the meaning of the Tax Act or an insurer carrying on an insurance business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

This summary is not applicable to a Non-Resident Holder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a “functional currency” other than the Canadian dollar, (v) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to the Common Shares, (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act, (vii) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada, or (viii) that is exempt from tax under Part I of the Tax Act. Such Non-Resident Holders should consult their own tax advisors with respect to an investment in Common Shares.

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

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of the Common Shares. This summary does not address the deductibility of interest on any funds borrowed by a Non-Resident Holder to purchase Common Shares. Prospective purchasers or holders of Common Shares should consult their own tax advisors having regard to their particular circumstances.

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

Dividends

Dividends paid or credited (or deemed to be paid or credited) on Common Shares to a Non-Resident Holder by the Company are subject to Canadian withholding tax under Part XIII of the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention. For example, the rate of withholding tax on dividends paid or credited (or deemed to be paid or credited) to a Non-Resident Holder that is the beneficial owner of the dividend, is resident in the United States for purposes of the Treaty, and is fully entitled to the benefits of the Treaty, is generally reduced to 15% (or 5% in the case of a company and which owns at least 10% of the voting stock of the Company) of the gross amount of the dividend. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”) of which Canada is a signatory, affects many of Canada’s bilateral tax treaties(but not the Treaty), including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Common Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention (including as a result of the application of the MLI).

Provided the Common Shares are listed on a “designated stock exchange,” as defined in the Tax Act (which currently includes the Nasdaq), at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at “arm’s length” (for purposes of the Tax Act) and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of issued shares of any class or series of the capital stock of the Company; and (ii) more than 50% of the fair market value of the Common Shares of the Company was derived directly or indirectly from one or any combination of: (a) real or immovable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act) and (d) options in respect of, or interests in, or for civil law rights in, property described in any of the foregoing paragraphs (a) to (c), whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares may be deemed to be taxable Canadian property to a Non-Resident Holder. Non-Resident Holders whose Common Shares may constitute taxable Canadian property should consult their own tax advisor.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including credit risk, currency risk, and liquidity risk. Refer to Note [16] of our audited consolidated financial statements for Fiscal 2025 (for the years ended April 30, 2025, 2024, and 2023).

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and the interim Chief Financial Officer (“ICFO”) have designed disclosure controls and procedures, or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the CEO and ICFO by others within the Company, and such disclosure controls and procedures were established in order to provide reasonable assurance that:

•
material information relating to the Company is made known to the CEO and ICFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•
information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Our management, with the participation of our CEO and ICFO, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act), as of the period ended April 30, 2025, the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our CEO and ICFO have identified and concluded that, as of such date, our disclosure controls and procedures were not effective because of a material weakness in our internal control over financial reporting as described below. As of April 30, 2025, this remains unremediated.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Management identified the following material weakness in internal controls over financial reporting during the three-month period ended January 31, 2025, which continues to exist at April 30, 2025:

Management concluded that we did not have sufficient resources to assist in identifying, evaluating and addressing complex technical accounting issues that affect our consolidated financial statements on a timely basis.

Ongoing Remediation Efforts to Address the Identified Material Weakness

Management, with oversight from the Audit Committee of our Board of Directors, is taking steps to remediate the control deficiencies which resulted in the material weakness described above by designing and implementing remediation measures intended to address the material weakness identified, by implementing subject matter expert reviews to our internal control over financial reporting. The remediation measures intended to correct the material weakness includes engaging with expert and subject matter consultants on such complex accounting issues that may arise, as well as providing additional in-house training to personnel to support internal controls over financial reporting. With the additional measures, we intend to enhance our technical accounting expertise within the Company to better identify and address complex technical accounting issues if and when they arise.

As we continue to evaluate and work to improve our internal control over financial reporting, management may determine to take additional measures to strengthen controls or to modify the remediation plan described above. When operational, we believe the controls we have designed or plan to design will remediate the control deficiency that has led to the material weakness that we have identified. The material weakness will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

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

Management of the Company, including the CEO and ICFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (COSO) to evaluate the effectiveness of our controls for the period covered by this Annual Report. Based on this evaluation, management concluded that our internal controls over financial reporting were not effectively designed as at April 30, 2025 and did not provide a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

The Company’s management, including the CEO and ICFO, believe that disclosure controls and procedures and internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed.

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

D. Changes in Internal Controls Over Financial Reporting

We are working towards implementing processes and procedures to address the material weakness noted above. Other than changes in personnel, there were no changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act for the period ended April 30, 2025 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Dirk Witters (Chairman) and Kamil Isaev, each qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

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

There were no amendments, or waivers granted in respect of, the Code of Ethics and Business Conduct during the fiscal year ended April 30, 2025. The Code of Ethics and Business Conduct is available at https://ir.ipatherapeutics.com/governance/governance-documents. Amendments to the Code of Ethics and Business Conduct and waivers, if any, for executive officers will be disclosed on the Company’s website. Except for the Code of Ethics and Business Conduct, no information contained on the Company’s website or any other site shall be incorporated by reference into this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees paid and payable to our external auditor, Grant Thornton LLP (PCAOB ID 248) during the financial years ended April 30, 2025 and 2024 were as follows:

	2025 Fee Amount ($)	2024 Fee Amount ($)
Audit Fees(1)	$486,534	$375,470
Audit-Related Fees(2)	$37,118	$20,553
Tax Fees(3)	$112,123	$94,036
All Other Fees(4)	$4,316	$306,473
Total:	$640,091	$796,532

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

ITEM 16F. CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

On June 13, 2025, the Company received notice of the resignation of Grant Thornton (“GT”) as auditor, effective with the completion of the Company's annual audit for the year ended April 30, 2025. Grant Thornton was approved as the Company's auditor in 2021.

The audit reports of Grant Thornton on the consolidated financial statements of the Company as of and for the fiscal years ended April 30, 2025 and April 30, 2024 and through the date of the filing (July 29, 2025) did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to audit scope or accounting principles, except for going concern uncertainty modification.

As more fully described in Item 15. Controls and Procedures, of this Form 20-F, we have identified a material weakness that existed as of April 30, 2025 related to insufficient resources to assist us in identifying, evaluating and addressing complex technical accounting issues. As a result of this material weakness, management concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of April 30, 2025.

During the fiscal years ended April 30, 2025 and April 30, 2024 and through the date of filing (July 29, 2025), there has been no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement if not resolved to the satisfaction of Grant Thornton, would have caused it to make references to the subject matter of the disagreement in connection with its report.

The resignation of Grant Thornton, effective with completion of annual audit for the period ended April 30, 2025 and the selection of Davidson & Company, LLP ("Davidson"), as successor auditor, for the fiscal year of 2026, was considered and recommended by Audit Committee and the Board of Directors.

On July 29, 2025, the Board approved, on the recommendation by the Audit Committee, the appointment of Davidson & Company LLP (“Davidson”) as the Company’s new independent registered public accounting firm for the fiscal year ending April 30,2026 effective immediately. During the Company’s two most recent fiscal years ended April 30, 2025, and 2024 and the subsequent interim periods through July 29,2025, neither the Company nor anyone acting on its behalf consulted with Davidson with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and Davidson did not provide either a written report or oral advice to the Company that Davidson concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) (a) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(2) of Form 20-F and the related instructions) or (b) a “reportable event” as described in Item 304(a)(1)(v) of Regulation S-K. The Company has authorized the Grant Thornton to respond fully to the inquiries of the successor accountant concerning the subject matter of the reportable event [see Item 16F(a)(iv)(C)].

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

Audit Committee Composition: Rule 5605(c)(2)(A) requires an Audit Committee of at least three members comprised solely of directors each of whom: (1) meets Nasdaq's definition of independence contained in Rule 5605(a)(2) (subject to the exception provided in Rule 5605(c)(2)(B) and the cure period provided in Rule 5605(c)(4)); (2) meets the requirements of SEC Rule10A-3(b)(1) (subject to exceptions provided in Rule 10A-3(c) and the cure period provided in Rule 5605(c)(4)); (3) has not participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (4) is able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement, as required by Rule 5605(c)(2). Additionally, the Company needs to have, at least one member of the Audit Committee who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. In lieu of following Rule 5605(c)(2)(A), the Company has elected to follow Canadian practices consistent with the requirements of the BCBCA.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J – INSIDER TRADING POLICIES

We have adopted an insider trading policy, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy is reasonably designed to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of our Insider Trading Policy is filed as an exhibit to this Annual Report on Form 20-F.

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

Governance

The IT Director monitors cybersecurity risks and potential incidents while following and periodically reviewing the System Use policy and Information Security policy recommending updates to the CFO where needed. The CEO advises the Board of any potential cybersecurity threat and the corresponding mitigation steps needed.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 20-F:

Financial Statements

Description	Page

Consolidated Financial Statements and Notes	F-1- F-35

Exhibit
No. Item	Description of Exhibit
1.1	Notice of Articles and Articles of Incorporation, (incorporated by reference to Exhibit 4.1 to the Company’s Form F-3 filed with the SEC on July 10, 2023)
2.1	Description of securities registered under Section 12 of the Exchange Act
2.2	Convertible Debenture between ImmunoPrecise Antibodies Ltd. and YA II PN, Ltd., dated July 16, 2024 (incorporated by reference to Exhibit 2.2 to the Company's 20-F filed with the SEC on July 29, 2024)
4.1	Stock Option Plan (incorporated by reference to exhibit 99.1 of Form 6-K filed on April 21, 2023)
4.2

Open Market Sales Agreement between ImmunoPrecise Antibodies Ltd. and Jefferies LLC, dated August 15, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on August 15, 2023)

4.3

Underwriting Agreement between ImmunoPrecise Antibodies Ltd. and the Benchmark Company LLC, dated December 5, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on December 5, 2023)

4.4

Sales Agreement between ImmunoPrecise Antibodies Ltd. and Clear Street LLC, dated February 23, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on February 23, 2024)

4.5

Securities Purchase Agreement between ImmunoPrecise Antibodies Ltd. and YA II PN, Ltd., dated July 16, 2024 (incorporated by reference to Exhibit 4.5 to the Company's 20-F filed with the SEC on July 29, 2024)

4.6

Registration Rights Agreement between ImmunoPrecise Antibodies Ltd. and YA II PN, Ltd., dated July 16, 2024 (incorporated by reference to Exhibit 4.6 to the Company's 20-F filed with the SEC on July 29, 2024)

4.7

Global Guaranty Agreement between ImmunoPrecise Antibodies (Canada), Ltd., ImmunoPrecise Antibodies (Europe) BV, BioStrand B.V., and YA II PN, LTD., dated July 16, 2024 (incorporated by reference to Exhibit 4.7 to the Company's 20-F filed with the SEC on July 29, 2024)

4.8	Material Transfer and Evaluation Agreement between ImmunoPrecise Antibodies Ltd. and Biotheus Inc., dated October 2, 2024
8.1	List of Subsidiaries of ImmunoPrecise Antibodies Ltd.
11.1	Insider Trading Policy
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Grant Thornton LLP
16.1	Concurrence letter from Grant Thornton to IPA

97.1	Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company's 20-F filed with the SEC on July 29, 2024)
101.INS	XBRL Instant Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBLR Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ImmunoPrecise Antibodies Ltd.

Date: July 29, 2025	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
ImmunoPrecise Antibodies Ltd.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Immuno Precise Antibodies Ltd. (a British Columbia limited company) and subsidiaries (the “Company”) as of April 30, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2025, in conformity with Financial Reporting Standards as issued by the International Standards Board.

Going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred net operating losses since its inception, including a $30.2 million net loss for the year ended April 30, 2025, and as of that date, the Company had $10.8 million in cash on hand. Further, the Company believes it will need additional capital to finance its operations and strategic goals. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Houston, Texas
July 29, 2025

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

(in thousands)	Note	April 30, 2025 $	April 30, 2024 $
ASSETS
Current assets
Cash	16	10,665	3,459
Amounts receivable, net	16	4,115	3,790
Tax receivable		143	414
Inventory	17	2,095	2,139
Unbilled revenue		548	277
Prepaid expenses		1,188	1,408
		18,754	11,487
Restricted cash		126	86
Deposit on equipment		502	475
Property and equipment	7, 11	15,762	16,696
Intangible assets	8	1,067	23,557
Goodwill	9	8,230	7,687
Total assets		44,441	59,988
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14, 16	5,283	4,372
Deferred revenue		1,090	1,352
Tax payable		475	553
Leases	11	1,850	1,563
Deferred acquisition payments	6	314	284
		9,012	8,124
Leases	11	11,553	12,118
Deferred income tax liability	22	250	4,068
Total liabilities		20,815	24,310
SHAREHOLDERS' EQUITY
Share capital	12	136,371	119,773
Contributed surplus	12	12,833	12,388
Accumulated other comprehensive income		3,216	2,077
Accumulated deficit		(128,794)	(98,560)
		23,626	35,678
Total liabilities and shareholders’ equity		44,441	59,988

Nature of operations (Note 1)

Approved and authorized on behalf of the Board of Directors on July 29, 2025

“Kamil Isaev” Director “Dirk Witters” Director

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

		Year ended April 30,	Year ended April 30,	Year ended April 30,
(in thousands, except share data)	Note	2025 $	2024 $	2023 $
REVENUE		24,520	24,518	20,665
COST OF SALES		10,972	12,465	9,102
GROSS PROFIT		13,548	12,053	11,563
EXPENSES
Research and development		4,943	4,043	14,101
Sales and marketing		4,298	3,543	3,608
General and administrative		14,735	15,592	15,383
Impairment of Goodwill	9	—	11,161	2,460
Impairment of Intangible assets	8	21,184	3,870	—
Amortization of Intangible assets	8	1,948	2,968	4,414
		47,108	41,177	39,966
Loss before other income (expenses) and income taxes		(33,560)	(29,124)	(28,403)
OTHER INCOME (EXPENSES)
Accretion	6, 10	(10)	(19)	(30)
Grant and subsidy income	19	180	331	332
Interest and other (expense) income		(283)	23	122
Unrealized foreign exchange (loss) gain		(594)	86	227
		(707)	421	651
Loss before income taxes		(34,267)	(28,703)	(27,752)
Income taxes	22	4,033	2,588	1,192
NET LOSS FOR THE PERIOD		(30,234)	(26,115)	(26,560)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be reclassified subsequently to loss
Exchange difference on translating foreign operations		1,139	(613)	5,104
COMPREHENSIVE LOSS FOR THE PERIOD		(29,095)	(26,728)	(21,456)
LOSS PER SHARE – BASIC AND DILUTED		(0.91)	(1.02)	(1.07)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		33,385,499	25,635,526	24,897,185

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2023	25,050,260	117,470	10,796	2,690	(72,445)	58,511
Share-based expense	—	—	1,535	—	—	1,535
Shares issued pursuant to issuance of common shares	1,894,240	2,303	57	—	—	2,360
Comprehensive loss for the period	—	—	—	(613)	(26,115)	(26,728)
Balance, April 30, 2024	26,944,500	119,773	12,388	2,077	(98,560)	35,678
Shares issued pursuant to conversion of convertible debentures	5,893,768	4,370	—	—	—	4,370
Shares issued pursuant to ATM	13,315,850	12,228	—	—	—	12,228
Share-based expense	—	—	445	—	—	445
Comprehensive loss for the period	—	—	—	1,139	(30,234)	(29,095)
Balance, April 30, 2025	46,154,118	136,371	12,833	3,216	(128,794)	23,626

IMMUNOPRECISE ANTIBODIES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

(in thousands)	Note	2025 $	2024 $	2023 $
Operating activities:
Net loss for the period		(30,234)	(26,115)	(26,560)
Items not affecting cash:
Accretion	6, 10	10	19	30
Amortization and depreciation	7, 8, 11, 20	5,119	5,735	6,685
Asset impairment	11	21,184	15,031	2,460
Deferred income taxes	22	(3,935)	(1,773)	(926)
Foreign exchange		622	15	(146)
Gain on investment		(7)	(2)	(43)
Share-based expense	10, 11	445	1,535	1,943
		(6,796)	(5,555)	(16,557)
Changes in non-cash working capital related to operations:
Amounts receivable	16	(298)	(601)	(561)
Inventory	17	138	(102)	(185)
Unbilled revenue		(248)	360	21
Prepaid expenses		261	624	90
Accounts payable and accrued liabilities	14, 16	827	983	(1,665)
Sales and income taxes payable and receivable		8	733	(896)
Deferred revenue		(302)	374	(80)
Net cash used in operating activities		(6,410)	(3,184)	(19,833)
Investing activities:
Purchase of equipment	7	(799)	(1,397)	(1,495)
Security deposit on leases		—	(141)	40
Deferred acquisition payments	6	—	(146)	(592)
Sale of QVQ Holdings BV shares		—	121	80
Net cash used in investing activities		(799)	(1,563)	(1,967)
Financing activities:
Proceeds from share issuance, net of transaction costs	12	12,228	2,360	716
Proceeds from debenture	10	4,242	—	—
Repayment of principal on leases	11	(1,577)	(1,339)	(1,337)
Net cash provided by (used in) financing activities		14,893	1,021	(621)
Increase (decrease) in cash during the period		7,684	(3,726)	(22,421)
Foreign exchange		(438)	(1,095)	740
Cash – beginning of the period		3,545	8,366	30,047
Cash – end of the period		10,791	3,545	8,366
Cash is comprised of:
Cash		10,665	3,459	8,280
Restricted cash		126	86	86
		10,791	3,545	8,366
Cash paid for interest		—	—	263
Cash paid for income tax		2	—	591

Supplemental cash flow information (Note 21)

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the NASDAQ Capital Market (“Nasdaq”) under the trading ticker symbol “IPA.” The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is Industrious 823 Congress Ave Suite 300 Austin, Texas 78701.

Going concern basis

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The Company has incurred net losses since its inception, including $30.2 million for the year ended April 30, 2025, and has accumulated a deficit of $128.8 million as of April 30, 2025. The Company had $10.8 million cash on hand as of April 30, 2025. The Company expects its cash on hand as of April 30, 2025 will be insufficient to fund the Company’s operations for at least one year from the date these financial statements are available to be issued. These conditions raise material uncertainties which cast significant doubt as to whether the Company will be able to continue as a going concern should it not be able to obtain financing necessary to fund its planned revenue growth and working capital requirements.

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

Nasdaq Deficiency Notice

On August 19, 2024, the Company first received written notification (the "Notification Letter") from The Nasdaq Stock Market LLC indicating that the Company is not in compliance with the minimum bid price requirement set forth in the Nasdaq Rule 5450(a)(1) based on the closing bid price of the Common Shares of IPA (the “Common Shares”) being less than U.S.$1.00 per share for the 30 consecutive business days (the “Minimum Bid Requirement”) from July 5, 2024 to August 15, 2024. The Company was given a 180-day compliance period, or until February 17, 2025, to regain compliance with the Minimum Bid Requirement.

The Company did not regain compliance during the first 180-calendar-day compliance period. However, on February 20, 2025, the Company transferred its securities to the Nasdaq Capital Market and was granted an additional 180-day compliance period, or until August 18, 2025, to regain compliance with the Minimum Bid Requirement.

The Notification Letter is only a notification of deficiency, it is not a notice of imminent delisting, and it has no current immediate effect on the listing or trading of the Common Shares on Nasdaq. Nasdaq’s determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the Minimum Bid Requirement.

On July 13, 2025, Nasdaq notified the Company that it has determined that for the last 10 consecutive business days, from June 26, 2025 to July 10, 2025, the closing bid price of the Company’s common stock has been at U.S.$1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter is now closed.

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

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

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

(c)
Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - April 30, 2025, 2024 and 2023	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd.	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	USA	US dollar
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	USA	US dollar
ImmunoPrecise Antibodies (MA) LLC	100%	USA	US dollar
Talem Therapeutics LLC ("Talem")	100%	USA	US dollar
ImmunoPrecise Netherlands B.V.	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	100%	Netherlands	Euro
BioStrand B.V.	100%	Belgium	Euro
Idea Family B.V.	100%	Belgium	Euro
BioKey B.V.	100%	Belgium	Euro
BioClue B.V.	100%	Belgium	Euro

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

(d)
Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates. The presentation currency for a company is the currency in which the company chooses to present its financial statements. The presentation and functional currency of the Company is the Canadian dollar.

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

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

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

(e)
Correction of immaterial error

We corrected an immaterial error related to fiscal years 2023 and 2024. The adjustment related to the correction of the recognition of a deferred tax asset and resulting offset with the deferred income tax liability for fiscal years 2023 and 2024. The error had the impact of overstating the deferred tax liability and overstating the net loss in fiscal 2023 and 2024. Management evaluated the effect of the adjustment on previously issued interim and annual consolidated financial statements in accordance with IFRS guidelines and concluded that it was immaterial to the interim and annual periods. As a result, in accordance with IFRS, we corrected the comparative periods in our Consolidated Statements of Financial Position and Comprehensive Loss as of April 30, 2025.

The effects of this adjustment on the comparative periods in our Consolidated Statements of Financial Position and Comprehensive Loss as of April 30, 2025 are as follows:

	Previously reported	Adjustments	As adjusted
Balance sheet items: (in thousands)	4/30/2024	4/30/2024	4/30/2024
Deferred income tax liability	5,825	(1,757)	4,068
Total liabilities	26,067	(1,757)	24,310
Accumulated deficit	(100,265)	1,705	(98,560)
Accumulated other comprehensive income	2,025	52	2,077
Total shareholders' equity	33,921	1,757	35,678

	Previously reported (year)	Adjustments	As adjusted
Income statement items: (in thousands)	4/30/2024	4/30/2024	4/30/2024
Income taxes	1,526	1,062	2,588
Net loss for the period	(27,177)	1,062	(26,115)
Exchange difference on translating foreign operations	(600)	(13)	(613)
Comprehensive loss for the period	(27,777)	1,049	(26,728)
Basic and diluted loss per share*	(1.06)	0.04	(1.02)

* Because of the net loss, basic and diluted loss per share are the same given potential dilutive common shares are excluded from the computation as their effect would be anti-dilutive.

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

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

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

		Years ended April 30,
Timing of recognition (in thousands)	2025 $	2024 $	2023 $
Point-in-time	22,175	22,235	18,677
Over time	2,345	2,283	1,988
	24,520	24,518	20,665

Unbilled revenue and deferred revenue:

Amounts recognized as revenue in excess of billings are classified as unbilled revenue. Amounts received in advance of the performance of services are classified as deferred revenue.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

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

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

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

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

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

During the fiscal year ended April 30, 2024, the Company recorded an impairment of intangible assets charge of $3.9 million related to the BioStrand CGU. See Note 9 for more information.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

During the fiscal year 2025, the Company recorded an impairment loss of $21.2 million for the BioStrand CGU. The loss was recorded as a reduction in the intangible assets in BioStrand. The primary factor for the impairment included a delay in expected cash flows of BioStrand due to the strategic plans and expected use of BioStrand's assets. The increased discount rate relates to additional forecast risk for the BioStrand CGU, as compared to fiscal year ended April 30, 2024.

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

During the fiscal year ended April 30, 2023, the Company recorded an impairment charge of $2.5 million related to the BioStrand CGU. During the year ended April 30, 2024, the Company recorded an impairment of goodwill charge of $11.2 million related to the BioStrand CGU. No impairment was recorded against goodwill for BioStrand for the year ended April 30, 2025. See Note 9 for more information.

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

For the years ended April 30, 2025, 2024 and 2023

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

For the years ended April 30, 2025, 2024 and 2023

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

Standards adopted

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.

These amendments are effective for reporting periods beginning on or after January 1, 2024, which is our fiscal year ending April 30, 2025. We adopted these amendments in our first fiscal quarter ending July 31, 2024 with no impact noted to our classification of liabilities.

Standards not yet adopted

IFRS 18

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company does not expect IFRS 18 to have a material impact on the Company's financial statements.

These amendments are effective for reporting periods beginning on or after January 1, 2027.

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

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations was allocated to three different CGUs, the Company’s Oss and Utrecht locations at IPA Europe, and BioStrand. The goodwill allocated to Oss and Utrecht was $3.3 million and $4.9 million, respectively, as of April 30, 2025. The goodwill allocated to Oss and Utrecht and BioStrand was $3.1 million, $4.6 million, respectively, as of April 30, 2024. The goodwill allocated to BioStrand was fully impaired as of April 30, 2024 and April 30, 2025 (see Note 9).

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

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

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

The Company performed its annual goodwill impairment test for April 2025 and no CGUs were identified as requiring impairment. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. See Note 9 for details on the weighted average cost of capital used in the assessments of the three CGUs.

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

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

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

The deferred cash payments of €1.0 million was fair valued on the date of acquisition using a discounted cash flow model. The changes in the value of the subsequent payments during the years ended April 30, 2025, 2024 and 2023 are as follows:

(in thousands)	$
Balance, April 30, 2023	717
Foreign exchange	(11)
Accretion	19
Working capital adjustment	(294)
Deferred acquisition payment	(146)
Balance, April 30, 2024	285
Foreign exchange	19
Accretion	10
Balance, April 30, 2025	314
Less: Current portion	(314)
Non-current portion	—

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments (see Note 18).

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

7.
PROPERTY AND EQUIPMENT

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Computer Software $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2023	288	53	50	9,085	167	626	6,473	—	16,742
Additions	56	—	—	7,826	1	27	1,316	31	9,257
Disposals	(111)	(31)	(49)	(1,634)	—	(344)	(2,554)	—	(4,723)
Foreign exchange	(4)	(1)	(1)	(133)	(3)	(2)	(92)	—	(236)
Balance, April 30, 2024	229	21	—	15,144	165	307	5,143	31	21,040
Additions	12	22	—	210	207	20	812	79	1,362
Disposals	—	—	—	—	(99)	—	—	—	(99)
Foreign exchange	40	2	—	820	18	9	300	—	1,189
Balance, April 30, 2025	281	45	—	16,174	291	336	6,255	110	23,492

Accumulated Depreciation:
Balance, April 30, 2023	157	33	50	1,752	57	388	3,913	—	6,350
Depreciation	101	4	—	1,723	56	58	849	—	2,791
Disposals	(110)	(31)	(49)	(1,606)	—	(344)	(2,554)	—	(4,694)
Foreign exchange	(2)	—	(1)	(38)	(1)	—	(61)	—	(103)
Balance, April 30, 2024	146	6	—	1,831	112	102	2,147	—	4,344
Depreciation	66	8	—	1,922	67	65	788	—	2,916
Disposals	—	—	—	—	(99)	—	—	—	(99)
Foreign exchange	11	—	—	158	7	3	390	—	569
Balance, April 30, 2025	223	14	—	3,911	87	170	3,325	—	7,730

Net Book Value:
April 30, 2024	83	15	—	13,313	53	205	2,996	31	16,696
April 30, 2025	58	31	—	12,263	204	166	2,930	110	15,762

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

8.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the years ended April 30, 2025, 2024 and 2023 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $	Total $
Cost:
Balance, April 30, 2023	33	35,143	8,103	139	198	43,616
Impairments and disposals	—	(3,830)	(40)	—	(193)	(4,063)
Foreign exchange	—	(595)	(136)	(3)	(5)	(739)
Balance, April 30, 2024	33	30,718	7,927	136	—	38,814
Impairments and disposals	—	(21,184)	(156)	—	—	(21,340)
Foreign exchange	—	1,435	552	10	—	1,997
Balance, April 30, 2025	33	10,969	8,323	146	—	19,471

Accumulated Amortization:
Balance, April 30, 2023	14	4,775	7,633	137	132	12,691
Amortization	19	2,666	216	2	65	2,968
Disposals	—	—	—	—	(193)	(193)
Foreign exchange	—	(75)	(127)	(3)	(4)	(209)
Balance, April 30, 2024	33	7,366	7,722	136	—	15,257
Amortization	—	1,895	53	—	—	1,948
Foreign exchange	—	641	548	10	—	1,199
Balance, April 30, 2025	33	9,902	8,323	146	—	18,404

Net Book Value:
April 30, 2024	—	23,352	205	—	—	23,557
April 30, 2025	—	1,067	—	—	—	1,067

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

During the years ended April 30, 2024, the Company recorded an impairment loss of $3.9 million on impairment of intangible assets for the BioStrand CGU. The loss was recorded as a reduction in goodwill and the intangible assets. The primary factor for the impairment included a rise in the discount rate as compared to the prior year, along with a delay in expected cash flows in the forecast. The increased discount rate relates to increases in the forecast risk for the BioStrand CGU, increased economic risk, and increased global interest rates as compared to the prior year.

During the year ended April 30, 2025, the Company recorded an impairment loss of $21.2 million for the BioStrand CGU. The loss was recorded as a reduction in the intangible assets in BioStrand. The primary factor for the impairment included a delay in expected cash flows of BioStrand due to the strategic plans and expected use of BioStrand's assets. The increased discount rate relates to additional forecast risk for the BioStrand CGU, as compared to period ended April 30, 2024.

9.
GOODWILL

The goodwill was acquired as a result of the acquisitions of U-Protein, IPA Europe and BioStrand. The changes in the value of goodwill during the fiscal years ended April 30, 2025and 2024 are as follows:

(in thousands)	$
Balance, April 30, 2023	19,171
Foreign exchange	(323)
Asset impairment	11,161
Balance, April 30, 2024	7,687
Foreign exchange	543
Balance, April 30, 2025	8,230

Impairment testing

For annual impairment testing, goodwill is allocated to the following cash-generating units ("CGU"):

(in thousands)	April 30, 2025 $	April 30, 2024 $
Oss	3,272	3,056
Utrecht	4,958	4,631
	8,230	7,687

The recoverable amount of each CGU was based on value-in-use calculations and determined using a five-year forecast for Oss and Utrecht, followed by a terminal growth rate determined by management. The present value of the forecasted cash flows of each CGU is determined by applying a discount rate reflecting a current market assessment of the time value of money and risks specific to the CGU. The recoverable amount, growth rate assumptions and discount rates for each CGU as of April 30, 2025, 2024 are as follows:

	Recoverable amount		Terminal growth rates		Discount rates
(in thousands)	2025 $	2024 $	2025 $	2024 $	2025 $	2024 $
Oss	7,039	6,723	2.0%	2.5%	22.0%	22.0%
Utrecht	11,422	12,737	2.5%	2.5%	19.0%	19.0%
BioStrand	—	14,611	—	2.5%	—	45.0%

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

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

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

During the year ended April 30, 2024, the Company recorded an impairment loss of $11.2 million on impairment of goodwill. The loss was recorded as a reduction in goodwill and the intangible assets. The primary factor for the impairment included a rise in the discount rate as compared to the prior year, along with a delay in expected cash flows in the forecast. The increased discount rate relates to increases in the forecast risk for the BioStrand CGU, increased economic risk, and increased global interest rates as compared to the prior year.

10.
CONVERTIBLE DEBENTURES

On July 16, 2024 YA II PN, Ltd., an investment fund managed by Yorkville Advisors Global, LP (“Yorkville”), entered into a securities purchase agreement (the "Securities Purchase Agreement") under which the Company agreed to sell and issue to Yorkville U.S.$3.0 million aggregate principal amount of convertible debentures (the “Convertible Debentures”) in two tranches and at a purchase price of 95% of the aggregate principal amount.

The Convertible Debentures were convertible into Common Shares. The sale and issue of the first tranche consisted of U.S.$2.0 million principal amount of Convertible Debentures and was completed on July 16, 2024 with a maturity date of July 16, 2025. The sale and issue of the second tranche consisted of U.S.$1.0 million principal amount of Convertible Debentures and was completed on August 16, 2024, with a maturity date of July 16, 2025.

In connection with the offering, the Company and Yorkville entered into a customary registration rights agreement pursuant to which the Company agreed to provide certain registration rights to Yorkville under the U.S. Securities Act of 1933.

During the year ended April 30, 2025, the Company completed the complete conversions of both tranches.

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

(in thousands)	$
2026	2,695
2027	2,692
2028	2,685
2029	2,366
2030	1,682
More than 5 years	4,514
Total minimum lease payments	16,634
Less: imputed interest	(3,231)
Total present value of minimum lease payments	13,403
Less: Current portion	(1,850)
Non-current portion	11,553

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

Total cash outflow for leases during the year ended April 30, 2025 was $1.6 million (2024 - $1.3 and 2023 - $1.3 million).

The nature of the Company’s leases by type of right-of-use asset as of April 30, 2025 is as follows:

Right-of-use asset type	No. of right-of- use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	3	3.7 - 8.7 years	6.6 years	1	—	3	3
Automobiles	4	1.7 - 4.5 years	3.7 years	—	—	4	4
Lab equipment	1	4.8 years	4.8 years	—	1	1	1

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

During the year ended April 30, 2025, the Company recorded a right-of-use asset of $70 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

During the year ended April 30, 2025, the Company recorded a right-of-use asset of $70 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

During the year ended April 30, 2025, the Company recorded a right-of-use asset of $67 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

During the year ended April 30, 2025, the Company recorded a right-of-use asset of $0.6 million upon commencement of a new lab equipment lease at the Victoria, the Canadian location. The lease includes an initial term of five years.

During the year ended April 30, 2025, the Company recorded a right-of-use asset of $0.2 million upon an adjustment to the lease at the Utrecht, the Netherlands location.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

The changes in the value of right-of-use assets during the years ended April 30, 2025 and 2024 are as follows:

(in thousands)	Building $	Automobile $	Lab Equipment $	Total $
Cost:
Balance, April 30, 2023	9,085	167	—	9,252
Additions	7,826	1	—	7,827
Disposals	(1,634)	—	—	(1,634)
Foreign exchange	(133)	(3)	—	(136)
Balance, April 30, 2024	15,144	165	—	15,309
Additions	210	207	578	995
Disposals	—	(99)	—	(99)
Foreign exchange	820	18	—	838
Balance, April 30, 2025	16,174	291	578	17,043

Accumulated Depreciation:
Balance, April 30, 2023	1,752	57	—	1,809
Depreciation	1,723	56	—	1,779
Disposals	(1,606)	—	—	(1,606)
Foreign exchange	(38)	(1)	—	(39)
Balance, April 30, 2024	1,831	112	—	1,943
Depreciation	1,922	67	13	2,002
Disposals	—	(99)	—	(99)
Foreign exchange	158	7	—	165
Balance, April 30, 2025	3,911	87	13	4,011

Net Book Value:
April 30, 2024	13,313	53	—	13,366
April 30, 2025	12,263	204	565	13,032

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the years ended April 30, 2025, 2024 and 2023 are as follows:

(in thousands)	2025 $	2024 $	2023 $
Leases of low value assets	21	7	40
Variable lease payments	567	467	215
	588	474	255

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

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

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility ("ATM Facility") with Clear Street LLC, replacing its previous ATM Facility with Jefferies LLC, which was terminated on February 1, 2024. An Open Market Sales Agreement ("ATM Agreement") was entered into with Clear Street LLC, as sole sales agent ("Agent") on February 23, 2024. The Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company. On February 23, 2024, in connection with the ATM facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to US$60.0 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the United Securities Act of 1933, as amended, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all others cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the ATM Facility. In fiscal 2024, 629,240 common shares were sold under the ATM with proceeds net of commissions of $1.8 million.

2025 Transaction

During the year ended April 30, 2025, the Company issued 13,315,850 Common Shares under the ATM Facility with proceeds net of commissions of $12.2 million.

During the year ended April 30, 2025, the Company issued 5,893,768 common shares with a value of U.S.$3.0 million pursuant to the conversion of U.S.$3.0 million principal balance of convertible debentures.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

c)
Options

The following table summarizes stock option awards during the years ended April 30, 2025, 2024 and 2023, including the fair value determined using the Black-Scholes option pricing model:

grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
May 15, 2022(2)	80,000	5.79	Employees	3.79	0%	77%	2.73%	5.0 years	$0.3 million
February 19, 2023(1)	29,060	4.10(7)	Directors	4.10(7)	0%	77%	3.57%	4.0 years	$0.1 million
February 19, 2023(2)	609,452	4.10(7)	Officers and employees	4.10(7)	0%	77%	3.57%	5.0 years	$2.2 million
January 19, 2024(6)	240,000	1.48(7)	Directors	1.48(7)	0%	77%	3.64%	5.0 years	$0.4 million
January 4, 2023(6)	8,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$12 thousand
January 23, 2023(6)	8,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$12 thousand
March 1, 2023(6)	8,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$12 thousand
March 15, 2023(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
April 2, 2023(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
May 8, 2023(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
May 23, 2023(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
June 11, 2023(6)	8,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$12 thousand
August 8, 2023(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
November 13, 2023(6)	8,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$12 thousand
January 1, 2024(6)	12,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$18 thousand
February 1, 2024(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
February 19, 2024(6)	12,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$18 thousand
February 20, 2024(6)	4,000	1.47(7)	Employees	1.47(7)	0%	77%	3.68%	10 years	$6 thousand
August 3, 2024(6)	799,767	0.86(7)	Officers and employees	0.86(7)	0%	77%	3.68%	10 years	$0.7 million

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

During the year ended April 30, 2025, the Company has recorded $0.4 million (2024 - $1.5 and 2023 - $1.9 million) of share-based payments expense.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

The changes in the stock options for the years ended April 30, 2025, 2024 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2023 (outstanding)	1,884,428	8.03	3.27
Granted	332,000	2.02	—
Expired	(577,335)	7.15	—
Forfeited	(117,726)	4.15	—
Balance, April 30, 2024 (outstanding)	1,521,367	7.17	3.47
Granted	799,767	1.22	—
Expired	(159,021)	3.80	—
Forfeited	(234,188)	1.10	—
Balance, April 30, 2025 (outstanding)	1,927,925	5.69	4.45
Unvested	(661,194)	1.30	9.02
Exercisable, April 30, 2025	1,266,731	7.98	2.06

Details of the options outstanding as at April 30, 2025 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Exercisable
September 1, 2025	8.50	0.34	220,000	—	220,000
January 6, 2026	20.30	0.69	138,000	—	138,000
January 2, 2026	6.89	0.68	5,650	-	5,650
January 7, 2027	7.94	1.69	235,000	—	235,000
January 13, 2027	8.30	1.71	16,000	-	16,000
May 15, 2027	5.79	2.04	64,000	-	64,000
February 19, 2027(2)	5.81	1.81	7,265	-	7,265
February 19, 2028(2)	5.81	2.81	475,452	-	475,452
January 19, 2034(3)	2.10	3.73	95,558	21,111	74,447
January 4, 2033(4)	2.08	7.69	8,000	3,667	4,333
January 23, 2033(4)	2.08	7.74	8,000	3,667	4,333
March 1, 2033(4)	2.08	7.84	8,000	4,000	4,000
April 2, 2033(4)	2.08	7.93	4,000	2,083	1,917
May 8, 2033(4)	2.08	8.03	4,000	2,167	1,833
June 11, 2033(4)	2.08	8.12	8,000	4,500	3,500
August 8, 2033(4)	2.08	8.28	4,000	2,417	1,583
November 13, 2033(4)	2.08	8.55	8,000	5,333	2,667
January 1, 2034(4)	2.08	8.68	12,000	8,500	3,500
February 1, 2034(4)	2.08	8.76	4,000	2,917	1,083
February 19, 2034(4)	2.08	8.81	8,000	5,833	2,167
August 2, 2034(4)	1.22	9.26	595,000	595,000	—
	5.69	4.45	1,927,925	661,194	1,266,731

(1)
Exercise price of U.S.$7.72. The figure in the table above is translated at the April 30, 2025 rate.
(2)
Exercise price of U.S.$4.10. The figure in the table above is translated at the April 30, 2025 rate.
(3)
Exercise price of U.S.$1.48. The figure in the table above is translated at the April 30, 2025 rate.
(4)
Exercise price of U.S.$1.47. The figure in the table above is translated at the April 30, 2025 rate.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

d)
Finder’s Warrants

The changes in the finder’s warrants for the years ended April 30, 2025, 2024 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2023	130,111	22.77	2.77
Issued	56,650	1.37	4.61
Balance, April 30, 2024	186,761	16.44	2.62
Balance, April 30, 2025	186,761	17.02	1.62

Details of the finder’s warrants outstanding as at April 30, 2025 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
February 3, 2026(1)	23.81	0.76	130,111
December 8, 2028(2)	1.42	3.61	56,650

(1)
Exercise price of U.S.$16.81. The figure in the table above is translated at the April 30, 2025 rate.
(2)
Exercise price of U.S.$1.00. The figure in the table above is translated at the April 30, 2025 rate.

e)
Restricted Stock Units

The following table summarizes the activity related to the Company's RSUs for the year ended April 30, 2025. For purposes of this table, vested RSUs represent the shares for which the service condition had been fulfilled as of April 30, 2025:

	Number of Restricted Stock Units #	Weighted average grant date fair value $
Balance, April 30, 2024	—	—
Granted	46,000	0.42
Balance, April 30, 2025 (outstanding)	46,000	0.42
Unvested	(39,771)	0.42
Vested and outstanding, April 30, 2025	6,229	0.42

13.
EMPLOYEE REMUNERATION

Expenses recognized for employee benefits for the years ended April 30, 2025, 2024 and 2023 are detailed below:

(in thousands)	2025 $	2024 $	2023 $
Wages, salaries	10,069	10,733	10,433
Employee benefits	947	938	926
Payroll taxes	772	774	939
Severance	—	60	194
Share-based expense	445	1,535	1,943
	12,233	14,040	14,435

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

14.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Joseph Scheffler, Interim CFO; Kristin Taylor, former CFO; Brad McConn, former CFO; Dr. Stefan Lang, former Chief Business Officer; Dr. Ilse Roodink, Chief Scientific Officer; Lisa Helbling, former Director and Chief Financial Officer, Dr. Barry Duplantis, former Vice President of Client Relations; Dr. Yasmina Abdiche, former Chief Scientific Officer; and Directors of the Company. During the years ended April 30, 2025, 2024 and 2023, the compensation for key management is as follows:

(in thousands)	2025 $	2024 $	2023 $
Salaries and other short-term benefits	3,828	2,454	2,632
Severance (included in salaries)	—	60	183
Share-based expense	386	928	986
Director compensation (included in salaries)	275	343	335
	4,489	3,785	4,136

At April 30, 2025, included in accounts payable and accrued liabilities is nil (April 30, 2024 - $0.3 million and 2023 - $0.9 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

15.
CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. As of April 30, 2025 the capital structure of the Company consists of shareholders’ equity of $23.6 million.

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

The fair value of investment is determined based on “Level 2” inputs as its value under the equity method was the best approximation of its fair value. As at April 30, 2025, the Company believes the carrying values of cash, amounts receivable,

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

restricted cash, accounts payable and accrued liabilities, leases and deferred acquisition payments approximate their fair values because of their nature and relatively short maturity dates or durations.

Concentration of risk:

Concentrations of credit risk

Credit risk relates to cash, restricted cash and amounts receivable and arises from the possibility that counterparty to an instrument may fail to perform. At April 30, 2025, all of the Company’s cash was held with tier one banks. Details of amounts receivable and allowance for credit losses as of April 30, 2025, 2024 and 2023 are as follows:

(in thousands)	2025 $	2024 $	2023 $
Amounts receivable	4,165	3,819	3,280
Allowance for credit losses	(50)	(29)	(33)
Amounts receivable, net	4,115	3,790	3,247

Currency risk

The Company operates in the US and Europe which gives rise to exposure to market risks from changes in foreign currency values. Most significantly, the Company is exposed to potential currency fluctuations between US and Canadian dollars, which was translated at 1.3812 at April 30, 2025, and the Euro and Canadian dollar, which was translated at 1.5687 at April 30, 2025. Fluctuations in the exchange rate could impact profitability.

At April 30, 2025, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Euros:

	Euros	US Dollars
(in thousands)	(€)	(U.S.$)
Cash	1,237	5,207
Amounts receivable	1,993	732
	3,230	5,939

Accounts payable and accrued liabilities	(1,819)	(1,872)
Deferred acquisition payments	(193)	—
Leases	(6,315)	—
	(8,327)	(1,872)

Net	(5,097)	4,067

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

Contractual cash flow requirements as of April 30, 2025 were as follows:

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

	< 1 year	1 - 2 years	2 - 5 years	>5 years	Total
(in thousands)	$	$	$	$	$
Accounts payable and accrued liabilities	5,283	—	—	—	5,283
Leases	2,695	2,692	6,733	4,514	16,634
Total	7,978	2,692	6,733	4,514	21,917

17.
INVENTORIES

Inventories as of April 30, 2025 and 2024 consist of the following:

(in thousands)	2025 $	2024 $
Supplies and parts	1,714	1,734
Antibodies	194	190
Work in process	187	215
	2,095	2,139

For the years ended April 30, 2025, and 2024, inventory write-offs amounted to nil. These write-offs were primarily due to obsolescence and changes in market conditions affecting the net realizable value of the inventory.

18.
COMMITMENTS

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of April 30, 2025, the Company's unpaid maximum commitment related to the BioStrand earnout is €12.0 million.

19.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. The Company received the first disbursement of €0.2 million during the three months ended July 31, 2022. During the year ended April 30, 2025, the Company recorded €0.1 million in grant income related to this funding compared to the €0.2 million recorded in year ended April 30, 2024.

20.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At April 30, 2025, 2024 and 2023, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the year ended April 30, 2025, 2024 and 2023 as follows:

		Years ended April 30,
Revenue by Region (in thousands)	2025 $	2024 $	2023 $
United States of America	12,614	12,556	9,365
Europe	10,178	10,867	9,450
Canada	234	389	618
Australia	896	482	630
Other	598	224	602
	24,520	24,518	20,665

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

The Company’s revenues are allocated according to revenue types for the year ended April 30, 2025, 2024 and 2023 as follows:

		Years ended April 30,
Revenue Allocation (in thousands)	2025 $	2024 $	2023 $
Project revenue	22,175	22,235	18,677
Product sales revenue	2,107	2,035	1,747
Cryostorage revenue	238	248	241
	24,520	24,518	20,665

As of April 30, 2025, all deferred revenue is expected to be recognized over the next twelve months.

The Company’s non-current assets are allocated to geographic regions as of April 30, 2025, 2024 and 2023 as follows:

Non-Current Assets (in thousands)	2025 $	2024 $	2023 $
North America - Corporate	80	80	89
North America	4,167	4,138	1,025
Belgium	268	22,261	40,406
Netherlands	21,172	22,022	19,501
	25,687	48,501	61,021

Geographic segmentation of the Company’s net income (loss) for the year ended April 30, 2025, 2024 and 2023 is as follows:

		Years ended April 30,
Net Income (Loss) by Region (in thousands)	2025 $	2024 $	2023 $
North America - Corporate	(8,142)	(7,846)	(8,422)
North America	699	(449)	(12,601)
Belgium	(23,908)	(19,009)	(7,024)
Netherlands	1,117	1,189	1,487
	(30,234)	(26,115)	(26,560)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the year ended April 30, 2025, 2024 and 2023 is as follows:

		Years ended April 30,
Interest and accretion (in thousands)	2025 $	2024 $	2023 $
North America - Corporate	39	4	39
North America	223	231	19
Belgium	—	—	20
Netherlands	697	619	318
	959	854	396

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

		Years ended April 30,
Amortization and depreciation (in thousands)	2025 $	2024 $	2023 $
North America - Corporate	5	11	14
North America	672	687	720
Belgium	1,612	2,422	2,543
Netherlands	2,830	2,615	3,408
	5,119	5,735	6,685

21.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	April 30, 2025 $	April 30, 2024 $	April 30, 2023 $
Acquisition of building and equipment by lease	995	7,826	7,593
Settlement of convertible debentures	4,242	—	1,315

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2024 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2025 $
Deferred acquisition payments	#REF!	—	—	—	10	#REF!	#REF!
Convertible debentures	—	—	4,242	(4,242)	—	—	—
Leases	13,681	(1,577)	996	(99)	—	402	13,403
Total	#REF!	(1,577)	5,238	(4,341)	10	#REF!	#REF!

			Non-cash changes
(in thousands)	April 30, 2023 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2024 $
Deferred acquisition payments	649	(146)	—	(294)	19	#REF!	#REF!
Leases	7,267	(1,339)	7,593	—	—	160	13,681
Total	7,916	(1,485)	7,593	(294)	19	#REF!	#REF!

			Non-cash changes
(in thousands)	April 30, 2022 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2023 $
Deferred acquisition payments	1,237	(592)	—	—	27	(23)	649
Convertible debentures	1,312	—	—	(1,315)	3	—	—
Leases	1,455	(1,337)	7,593	—	—	(444)	7,267
Total	4,004	(1,929)	7,593	(1,315)	30	(467)	7,916

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

22.
INCOME TAX

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory tax rates of (2025 – 27%, 2024 – 27%, and 2023 – 27%) to the earnings before income taxes. The reasons for the differences and related tax effects are as follows:

	2025	2024	2023
	$	$	$
Loss before income taxes	(34,267)	(28,703)	(27,752)

Income taxes on earnings before income taxes, at above statutory rate	(9,252)	(7,750)	(7,493)
Increase (decrease) in taxes resulting from:
Nondeductible expenses	8	1	8
Estimated SR&ED ITC	(181)	(166)	(198)
Effects of tax rate change and foreign exchange	—	—	209
Deferred tax liability	(3,871)	(1,062)	—
Tax rate difference by jurisdiction	479	588	948
Tax benefits not recognized	3,183	3,072	4,885
Impairment loss	5,720	2,790	602
Prior year tax assessments and adjustments	(197)	(183)	(420)
Other	78	122	267
Income taxes	(4,033)	(2,588)	(1,192)

	2025	2024	2023
	$	$	$
Current income taxes	185	352	(242)
Deferred income taxes	(4,218)	(2,940)	(950)
Income taxes	(4,033)	(2,588)	(1,192)

Temporary differences give rise to the following deferred income tax assets and liabilities:

	2025	2024	2023
	$	$	$
Other tax pools	—	—	31
Capital assets net of lease liabilities	217	16	(61)
Inventory and Intangible assets	(467)	(4,084)	(7,631)
Recognized deferred income tax liabilities	(250)	(4,068)	(7,661)

	2025	2024	2023
	$	$	$
Non-capital losses carried forward (expire from 2027 to 2040)	12,945	13,424	9,930
Capital losses carried forward	295	295	295
Capital assets net of lease liabilities	—	—	20
Financing costs	199	402	746
Less: unrecognized deferred income tax asset	(13,439)	(14,121)	(10,991)
Unrecognized deferred income tax liabilities	—	—	—

On July 4, 2025, tax legislation known as the One Big Beautiful Bill Act ("OBBBA") was enacted in the United States. OBBBA modifies certain international tax provisions such as the tax on Global Intangible Low Taxed Income ("GILTI") and renames GILTI as Net CFC Tested Income ("NCTI"). The Company records NCTI taxes on a deferred basis. The Company is currently evaluating the impact of U.S. tax law changes introduced by OBBBA on our consolidated financial statements. A quantitative

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2025, 2024 and 2023

(Expressed in Canadian Dollars)

estimate of the specific financial impacts cannot be reasonably determined at this time due to the complexity of the changes in OBBBA and the need for further analysis.

23.
SUBSEQUENT EVENTS

On July 7, 2025 the Company announced the appointment of Jon Lieber to its Board of Directors, effective immediately.

Mr. Lieber brings over 30 years of financial and strategic leadership across the biotechnology and life sciences sectors, with deep expertise in capital markets, investor relations, and corporate development. He currently serves as Chief Financial Officer at Rallybio, a clinical-stage biotechnology company developing therapies for severe and rare diseases. He also brings valuable experience in Nasdaq governance, having served as both a senior executive and board member of publicly traded companies.