Form 20-F
period 2026-04-30
MindWalk Holdings Corp.
filed 2026-07-23
CIK 1715925

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended April 30, 2026

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________________ to ____________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-39530

MindWalk Holdings Corp.

(Exact name of Registrant as specified in its charter)

British Columbia

(Jurisdiction of incorporation or organization)

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701, United States

(Address of principal executive offices)

R. Scott Areglado, 701-404-1043, sareglado@mindwalkai.com

Industrious 823 Congress Ave Suite 300 Austin, Texas 78701, United States

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	HYFT	The Nasdaq Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: N/A

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 46,711,866 Common Shares

Indicate by check mark if the Company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

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

INTRODUCTION

In this Annual Report on Form 20-F (the “Annual Report”), “MindWalk,” “Company,” “we,” “us” and “our” refer to MindWalk Holdings Corp (formerly ImmunoPrecise Antibodies Ltd.) and its consolidated subsidiaries.

Information contained in this Annual Report is given as of April 30, 2026, the fiscal year end of Company, unless otherwise specifically stated.

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” and “forward-looking information” within the meaning of United States and Canadian securities laws (collectively, “forward-looking statements”) about the Company which reflect management's expectations regarding the Company's future growth, results of operations, operational and financial performance and business prospects and opportunities. In addition, the Company may make or approve certain statements or information in future filings with Canadian and United States securities regulatory authorities, in news releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements or forward-looking information. All statements and information, other than statements or information of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements and information, including, but not limited to statements and information preceded by, followed by, or that include words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intends", "plan", "forecast", "budget", "schedule", "project", "estimate", "outlook", or the negative of those words or other similar or comparable words.

Forward-looking statements and information involve significant risks, assumptions, uncertainties, and other factors that may cause actual future performance, achievements, or other realities to differ materially from those expressed or implied in any forward-looking statements or information and, accordingly, should not be read as guarantees of future performance, achievements, or realities. Although the forward-looking statements and information contained in this Annual Report and the documents incorporated by reference therein reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements and information. A number of risks and factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements and information. Such risks and factors include, but are not limited to, the following:

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
•
market perception of smaller companies;
•
the Company’s ability to successfully develop, validate, and commercialize its proprietary AI platforms, including the LensAI™ platform and HYFT® technology;
•
the Company cannot assure the production of new and innovative processes, procedures or innovative approaches to antibody and biologics discovery, AI-driven drug design, or development of new antibodies, peptide therapeutics, or vaccine candidates;
•
the risks inherent in preclinical and clinical development of the Company’s proprietary pipeline programs;
•
the ability of the Company to manage growth;
•
the selection and integration of acquired businesses and technologies;
•
the Company may lose clients;
•
any reduction in demand;
•
any reduction or delay in government funding of research and development ("R&D");
•
the costs of being a public company in the United States;

•
the Company may fail to meet the delivery and performance requirements set forth in client contracts;
•
the Company may become subject to patent and other intellectual property litigation;
•
the Company's dependence upon key personnel;
•
the Company may not achieve sufficient brand awareness;
•
the Company's directors and officers may have interests which conflict with those of the Company;
•
the outsourcing trend in non-clinical and computational discovery stages of drug discovery, including the adoption of AI-driven platforms;
•
the Company's products, services and expertise may become obsolete or uneconomical;
•
the ability of the Company to comply with evolving laws and regulations governing the use of artificial intelligence in drug discovery and development;
•
the effect of global economic conditions;
•
the Company has a limited number of suppliers;
•
the Company may become subject to liability for risks against which it cannot insure;
•
clients may restrict the Company's use of scientific information;
•
the Company may experience failures of its laboratory facilities;
•
any contamination in animal populations;
•
any unauthorized access into information systems, or cybersecurity threats to the Company’s AI platforms, proprietary data, or computational infrastructure;
•
the effect of tariffs, trade restrictions, export controls, and geopolitical conditions on the Company’s international operations and supply chains;
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

Although the Company has attempted to identify important risks and factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements or information, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. Further, any forward-looking statements and information contained herein are made as of the date of the Annual Report or the documents incorporated by reference herein and therein, as applicable. Other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statement or information. Accordingly, readers should not place undue reliance on forward-looking statements or information contained in this Annual Report or the documents incorporated by reference herein and therein. All forward-looking statements disclosed in this Annual Report and the documents incorporated by reference herein and therein are qualified by this cautionary statement.

Foreign Private Issuer Filings

We are considered a “foreign private issuer” pursuant to Rule 405 under the Securities Act and Rule 3b-4 under the Exchange Act. In our capacity as a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements applicable to United States domestic issuers, including the Exchange Act rules governing proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our shares. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information. For so long as we are a “foreign private issuer” we intend to file annual reports on Form 20-F and furnish reports on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. However, the information we file or furnish may not be the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for United States domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a United States domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer annually as of the last business day end of our most recently completed second fiscal quarter. We would fail to qualify as a foreign private issuer if as of that determination date more than 50% of our outstanding voting securities are directly or indirectly held of record by residents of the United States and any of the following three circumstances applies: (1) the majority of our executive officers or directors are United States citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we fail to qualify as a “foreign private issuer” on the applicable determination date we would become subject to the Exchange Act reporting and other requirements applicable to United States domestic issuers beginning on the first day of the fiscal year following that determination date, which requirements are more detailed and extensive than the requirements applicable to foreign private issuers.

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

Risks Related to Our Financing and Capital Resources

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

We do not have sufficient cash reserves to fund our operations for the next twelve months, which raises substantial doubt about our ability to continue as a going concern. We have historically incurred net losses. There is no assurance that sufficient revenues will be generated in the near future. To the extent that we have negative operating cash flows in future periods, we may need to deploy a portion of our existing working capital to fund such negative cash flows. We may need to raise additional funds through issuances of Common Shares or through loan financing. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favorable to us as those previously obtained, or at all. If we are unable to obtain additional financing from outside sources and eventually generate enough revenues, we may be forced to sell a portion or all of our assets or curtail or discontinue our operations.

We have additional needs for liquidity and capital which may have an adverse impact on our business.

We are an AI-driven biopharmaceutical discovery and development company focused on creating safer and more efficacious novel therapeutic antibodies. The Company does not seek regulatory approval of its early-stage candidates, but instead, aims to out-license its assets prior to clinical trial research. We have not generated substantial revenues from collaboration and licensing agreements to date, and have incurred significant research, development and other expenses related to ongoing operations. As a result, we have not been profitable and have incurred operating losses in every reporting period since inception and have a significant accumulated deficit. Operating costs are expected to increase in the near term as we continue to build our AI-driven software development, namely LensAI™i, and the Company expects that this will continue until either subscription-based payments of our future product sales, partnership fees, licensing fees, milestone payments or royalty payments are sufficient to generate revenues to fund continuing operations. We are unable to predict the extent of any future losses or when our business will become profitable, if ever. Even if we achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

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

Risks Related to Our Business Strategy and Operations

We may not successfully execute our software-led strategy, including the commercialization and scaling of LensAI, which could adversely affect our growth, operating results and financial condition.

Our strategic plans increasingly depend on our ability to develop, commercialize and scale our AI-driven software offerings, including LensAI, while continuing to generate sufficient revenue from subscriptions, partnerships, licenses, milestone payments and other commercial arrangements. We have disclosed that operating costs are expected to increase as we continue to build our AI-driven software development, and there can be no assurance that these investments will generate the anticipated level of commercial adoption, recurring revenue or profitability within the timeframes we expect, or at all. Our software-led strategy also depends on our ability to integrate our in silico technologies with our broader operations, maintain market awareness for our offerings, and execute business development and marketing strategies efficiently and cost-effectively. If we fail to execute this strategy successfully, if our AI-enabled offerings do not achieve anticipated levels of usage, or if we are unable to convert technology development into sustainable commercial demand, our business, financial condition, results of operations and prospects could be materially and adversely affected.

The market may adopt our AI-based and SaaS-based tools more slowly than we expect, which could limit our growth and harm our operating results.

Our future growth may depend in part on the willingness of current and prospective clients to adopt AI-based, software-enabled and, over time, SaaS-based tools as part of their drug discovery and development workflows. We have disclosed that our commercial success depends on effective business development, marketing and sales efforts, growth in brand recognition, and our ability to develop a larger market for our services and technologies. Adoption may occur more slowly than we anticipate for a number of reasons, including client budget constraints, lengthy validation cycles, reluctance to change established workflows, uncertainty regarding the performance or regulatory implications of AI-enabled tools, internal development by clients, or a preference for competing products or services. If current or potential clients do not adopt our AI-based and SaaS-based tools at the rate or scale we expect, we may not achieve anticipated revenues, margins, market acceptance or returns on our investments in these offerings.

Our research and development activities are inherently uncertain and may not result in commercially viable technologies, products, services or internal programs.

We continue to invest in research and development across our business, including our BioStrand (as defined below under the heading “Locations of Operations”) operations, AI-driven software development, internal discovery efforts and proprietary technology platforms, and these activities require substantial management attention, scientific expertise and financial resources. We have disclosed that research and development remains a cornerstone of our strategy, but such activities may not result in the successful development of new and innovative processes, procedures, approaches to antibody production, software tools or new therapeutic assets. Scientific research and product development involve significant technical and operational risks, including the unpredictability of scientific results, limitations on the use of scientific information, the possibility of software errors or inadequacies, dependence on qualified scientific personnel and the risk that our facilities, systems or development processes may not perform as expected. Even if our research and development efforts produce promising results, we may not achieve sufficient market acceptance, obtain favorable collaborations or licenses, demonstrate meaningful advantages over competing approaches or realize commercial returns sufficient to justify our investments. If our research and development activities are delayed, fail to produce commercially valuable outputs, require greater expenditures than expected or do not support profitable growth, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our shift toward a more software-led model, while continuing to operate wet lab services, may disrupt our operations, service quality and client relationships.

We currently operate a business that combines in silico technologies with wet lab infrastructure and client-facing laboratory services, and our revenues remain primarily derived from project-based CRO and related services. As we continue to emphasize software-led and AI-enabled offerings, we must manage the transition carefully while maintaining service levels, turnaround times, quality standards and client satisfaction across our wet lab operations. Our ability to deliver products and services is limited by many factors, including the difficulty and unpredictability of scientific processes, the need for qualified scientific and technical personnel, dependence on laboratory infrastructure and mechanical systems, and the need to meet delivery and performance requirements under client contracts. If the allocation of resources, management attention or capital toward our software-led strategy adversely affects our wet lab execution, or if clients perceive a decline in service quality or responsiveness during this transition, we could lose revenue, lose clients, fail to expand existing relationships and harm our reputation.

We are subject to evolving laws, regulations and expectations relating to data privacy, data security and the use of artificial intelligence, and our failure to comply could adversely affect our business.

Our business requires us to collect, analyze, retain and protect significant amounts of client and research-related data, and we operate large and complex information systems that may be vulnerable to unauthorized access, misuse, cyber-attacks or other breaches. We are also subject to data privacy and security laws in multiple jurisdictions, including the GDPR and the CCPA, and compliance with these evolving and complex requirements may require ongoing changes to our business practices, policies, controls and systems. In addition, as our business increasingly incorporates AI-enabled tools and data-driven technologies, we may become subject to new or changing laws, regulations, industry standards, contractual requirements and governmental expectations relating to the development, deployment, transparency, security, accountability and permitted uses of AI. Any actual or alleged failure to comply with these requirements, or any security incident, could result in investigations, regulatory proceedings, fines, penalties, litigation, contractual disputes, damage to our reputation, termination of customer contracts and increased compliance costs, any of which could materially and adversely affect our business, financial condition and results of operations.

Our internal programs and pipeline assets may not advance as planned or achieve commercial success, which could adversely affect our business, financial condition and prospects.

We have disclosed ongoing internal discovery and therapeutic programs, including internal discovery efforts, AI-powered pipeline initiatives and recent announcements relating to dengue, GLP-1 and longevity-related research, but these programs remain subject to significant scientific, development, timing, collaboration and commercialization risks. We do not seek regulatory approval of our early-stage candidates ourselves and instead aim to out-license assets prior to clinical trial research, which means the advancement and commercial potential of our internal programs may depend substantially on our ability to secure and maintain favorable collaborations, licenses or other strategic arrangements. There can be no assurance that our research and development activities will produce successful candidates, that we will demonstrate sufficient safety, efficacy or differentiated advantages, that milestone timing will occur as announced, or that collaborators will continue to prioritize or successfully advance our candidates. In addition, internal programs may require significant management attention and capital, may face competition from better-resourced participants and evolving technologies, and may not generate revenues, partnership payments, licensing proceeds or other returns sufficient to justify our investments. If any of our internal programs, including those relating to dengue, GLP-1 or longevity, are delayed, fail to advance, do not attract partners, or do not achieve commercial acceptance, our business, financial condition, results of operations and prospects could be materially and adversely affected.

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

Risks Related to Key Personnel

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

Certain directors and officers are also involved as advisors for other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from our interests. In accordance with the BCBCA (as defined below), directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

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

Risks Related to Regulatory Compliance, Data Privacy and Cyber Security

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

Risks Related to Our Securities and Public Company Status

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

We may lose our Foreign Private Issuer status, which would alter our reporting requirements.

We may lose our status as a foreign private issuer if, as of the last business day of our second fiscal quarter for any year, more than 50% of our outstanding voting securities (as determined under Rule 405 of the Securities Act) are directly or indirectly held of record by residents of the United States and certain additional conditions relating to the citizenship or residency of our executive officers or directors, the location of our assets, or the administration of our business are met. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a foreign private issuer. If we are not a foreign private issuer, we would no longer be eligible to use the Form 20-F or other foreign private issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. These increased costs may have a material adverse effect on our business, financial condition or results of operations.

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

We believe that we were not a “passive foreign investment company” (“PFIC”) for our tax year ended April 30, 2026, and we have not yet made a determination regarding our potential classification as a PFIC for our current tax year. While we do not intend to become a PFIC for our current tax year or in the future, based on cash raised in one or more offerings and current business plans and financial expectations, we may be a PFIC for our current tax year and may be a PFIC in the future. Our PFIC classification for our current or future tax years may depend on, among other things, how quickly we may raise cash pursuant to one or more offerings, the manner in which, and how quickly, we utilize our cash on hand and the cash proceeds received from any such offerings, as well as on changes in the market value of our Common Shares. Whether we are a PFIC for any taxable year will also depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value of our goodwill, which may be determined by reference to the value of our Common Shares, which could fluctuate). If we are a PFIC for any year during a U.S. Holder’s (as defined below under the heading “Certain Material United States Federal Income Tax Considerations”) holding period of Common Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of the Common Shares or any so-called excess distribution received on its Common Shares as ordinary income, and to pay an interest charge on a portion of such gain or distribution. In certain circumstances, the sum of the tax and the interest charge may exceed the total amount of proceeds realized on the disposition, or the amount of excess distribution received, by the U.S. Holder. Subject to certain limitations, these tax consequences may be mitigated if a U.S. Holder makes a timely and effective QEF Election (as defined below under the heading “Certain Material U.S. Federal Income Tax Considerations”) with respect to the Common Shares or a Mark-to-Market Election (as defined below under the heading “Certain Material United States Federal Income Tax Considerations”) with respect to the Common Shares. U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF (as defined below under the heading “Certain Material United States Federal Income Tax Considerations”), or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their Common Shares. A U.S. Holder who makes a Mark-to-Market Election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the U.S. Holder’s tax basis therein. Each potential investor who is a U.S. Holder should review the discussion below under the heading “Certain Material United States Federal Income Tax Considerations — Passive Foreign Investment Company Rules” in its entirety and should consult its own tax advisor regarding the tax consequences of the PFIC rules and the acquisition, ownership, and disposition of the Common Shares.

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

Our Common Shares may be illiquid.

Our shareholders may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of our Common Shares on the trading market, and that we will continue to meet the listing requirements of Nasdaq.

General Risks

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

Market and industry data, market size estimates and growth forecasts that we reference are subject to uncertainty and may prove to be inaccurate.

We reference market and industry data from third-party and public sources in this Annual Report, including estimates regarding the size, growth and expected trends of the therapeutic antibody, immunoassay and related markets. Although we believe these sources are generally reliable, we have disclosed that the accuracy and completeness of such information are not guaranteed and have not been independently verified because of limitations on raw data availability, the voluntary nature of certain data gathering processes and the uncertainty inherent in statistical surveys of market size, conditions and prospects. In addition, market conditions, client demand, funding availability, competitive dynamics, regulatory developments, technological change and macroeconomic factors may cause actual market opportunities or growth rates to differ materially from published estimates or forecasts. If investors or other stakeholders rely on market data, market size estimates or growth forecasts that ultimately prove inaccurate, our actual results and future prospects may differ materially from expectations, which could adversely affect the market price of our securities and investors’ perception of our business.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Name, Address and Incorporation

The Company was incorporated under the laws of Alberta on November 22, 1993 before continuing into British Columbia on September 2, 2016. On September 3, 2025, the Company changed its name to “MindWalk Holdings Corp. The address of the Company’s head office is Industrious 823 Congress Ave Suite 300 Austin, Texas 78701. The registered and record office of the Company is located at 1600 - 925, West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada. The Company’s agent in the U.S. in connection with this annual report, as well as its agent for service of process for its registration statements filed with the SEC, is ImmunoPrecise Antibodies (USA), Ltd., 3523 45th St S, Suite 100, PMB 5961, Fargo, North Dakota 58104, telephone number: (800) 620-4187.

Our business activities are carried on by our wholly owned subsidiaries, see Item 4.C. - Organizational Structure.

Our Common Shares are listed and posted for trading on Nasdaq under the symbol “HYFT.”

The SEC maintains an internet site at http://www.sec.gov/edgar that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet site is https://www.mindwalkai.com; our telephone number is 250-483-0308.

Events in the Development of the Business

Over the last three years, the Company has focused on growing its service and product offerings and revenues through organic growth and strategic partnerships.

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

On February 23, 2024, the Company and Clear Street LLC (“Clear Street”) entered into a Sales Agreement (the “Clear Street ATM Agreement”). Under the terms of the Clear Street ATM Agreement, the Company was entitled, at its discretion and from time-to-time during the term of the Clear Street ATM Agreement, to sell, through Clear Street, acting as sole sales agent, Common Shares having an aggregate gross sales price of up to U.S.$60 million. In fiscal 2024, 629,240 common shares were sold under the Clear Street ATM Agreement with proceeds net of commissions of $1.8 million. From May 1, 2024 through July 26, 2024, 357,760 common shares were sold under the Clear Street ATM Agreement with proceeds net of commissions of $0.5 million.

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

On October 2, 2023, the Board appointed Mr. Chris Buyse as the Chairman of the Remuneration and Nomination Committee.

On November 15, 2023, the Board appointed Mr. Mitch Levine as the Chairman of the Board.

On November 15, 2023, the Board appointed Mr. Dirk Witters as the Chairman of the Audit Committee

On January 12, 2024, the Board appointed Mr. Mitch Levine as the Chairman of the Corporate Governance Committee

Product Line

On June 6, 2023, the Company introduced an AI-driven rapid therapeutic screening platform, the result of a collaboration between MindWalk Biologics and its affiliated subsidiary, BioStrand. This solution aims to expedite the early stages of drug discovery by enabling the early elimination of less promising therapeutic candidates, thereby reducing time, cost, and the risk of failure during later stage discovery.

On October 23, 2023, BioStrand’s integrated platform, designed to enhance customers' drug discovery and development, began its limited release through a phased rollout strategy. The Company charges a fee-for-service with a planned roll-up to a Software as a Service.

On October 25, 2023, the Company’s subsidiary, BioStrand, commercially launched its state-of-the-art Retrieval Augmented Generation (RAG)-based Large Language Model (LLM) platform. This pioneering platform integrates with the Company’s patented HYFT technology and LensAI™ platform, which aims to ensure accuracy, interpretability, and data-centric design in generative AI tools.

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

Strategic Partnerships

On March 28, 2024, InterSystems, a creative data technology provider dedicated to helping customers solve critical scalability, interoperability, and speed challenges, together with the Company announced a collaboration that integrates the new vector search capability of the InterSystems IRIS® data platform with MindWalk's subsidiary BioStrand's LensAI™ platform. This innovative integration marries the precision of Vector Search, which enables efficient and accurate retrieval of relevant information from massive datasets using vector embeddings, with the depth of analysis provided by LensAI™ Universal Foundation AI Model and BioStrand's patented HYFT Technology. The result is a platform that offers capabilities in accessing, analyzing, and leveraging complex biological data for drug discovery, understanding disease mechanisms, and beyond.

Fiscal Year Ended 2025

Recent Developments

On September 26, 2024, the Company announced the clinical progress achieved with rabbit monoclonal antibodies designed and developed using MindWalk’s proprietary B Cell Select® platform for the clinical-stage company, OncoResponse Inc.

On October 2, 2024, the Company and Biotheus Inc. (“Biotheus”), jointly announced entering into a Material Transfer and Evaluation Agreement (“Material Transfer and Evaluation Agreement”) pertaining to a Talem therapeutic antibody asset for the development of a bispecific therapy against solid tumors, under which Biotheus will obtain the rights to further evaluate the suitability of Talem’s Artificial Intelligence (AI)-enhanced TATX-20 lead candidate for the development of novel bispecific antibodies for the treatment of hypoxic solid tumors. Under the Material Transfer and Evaluation Agreement, Biotheus will receive a specialized antibody asset from Talem Therapeutics, a subsidiary of MindWalk.

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

On January 27, 2025, the Company announced the completion of its previously disclosed “at-the-market” equity offering program alongside the full conversion of its outstanding debenture with Yorkville, significantly enhancing the Company’s capital structure.

On February 24, 2025, the Company announced the appointment of Kamil Isaev to the Board and Joseph Scheffler as Interim Chief Financial Officer, along with the departure of director Chris Buyse. On February 26, 2025, the Company announced a strategic collaboration with RIBOPRO, a pioneering technology provider specializing in mRNA and lipid nanoparticle (LNP) technologies, to revolutionize the discovery and development of therapeutic antibodies by integrating RIBOPRO’s advanced mRNA-based antigen expression expertise with MindWalk’s in silico and wet-lab antibody discovery capabilities.

On March 13, 2025, the Company announced a strategic partnership with a leading biotechnology company to advance the discovery and development of ADCs and bispecific antibodies for the treatment of cancer, focusing on leveraging contract research expertise while integrating MindWalk’s proprietary B cell Select® platform and artificial intelligence-driven discovery capabilities to enhance the efficiency and precision of therapeutic development.

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

On June 12, 2025, the Company announced compelling in vitro results demonstrating that its artificial intelligence-designed GLP-1 receptor agonist (GLP-1RA) peptide sequences achieve comparable or superior receptor activation to Semaglutide, a benchmark GLP-1 therapy and one of the most commercially successful drugs in the world. The in vitro analysis was conducted by an independent third party, further strengthening the objectivity and reliability of the findings.

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

On August 19, 2024, the Company announced the ability to engineer in silico antibodies to an elusive tumor protein entirely through computer simulations using patented LensAI™ technology.

On August 23, 2024, the Company announced that it received written notification from Nasdaq, indicating that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5450(a)(1) based on the closing bid price of the Company's common shares being less than US$1.00 per share for the 30 consecutive business days from July 5, 2024 to August 15,2024.

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

Fiscal Year Ended 2026

Recent Developments

On July 3, 2025, the Company announced a new validation study supporting the generalizability of its proprietary epitope mapping platform, LensAI™, powered by the Company's patented HYFT® technology.

On August 27, 2025, the Company announced the next milestone in its universal dengue vaccine program. Building on its June announcements confirming the discovery and validation of a uniquely conserved dengue epitope using its LENSai™ platform powered by patented HYFT® technology, the Company has updated that they are now advancing to pre-clinical manufacturing for in vivo (in animal) testing and virus neutralization analysis.

On September 22 2025, the Company announced a major advancement of its AI-designed GLP-1 therapeutics program. New insights from the Company’s LensAI™ platform reveal a previously unrecognized connection between GLP-1 biology and a second, non-overlapping pathway central to healthy aging and systemic resilience.

On January 9, 2026, the Company announced an advance in its universal influenza program following the identification of a breakthrough functional constraint that persists across influenza viruses despite continual evolution.

On January 14, 2026, the Company announced the discovery and validation of monoclonal antibodies and intrabodies that selectively target misfolded, pathogenic TDP-43, a disease-driving protein implicated in amyotrophic lateral sclerosis (ALS), frontotemporal dementia (FTD), and certain forms of Alzheimer’s disease.

On January 27, 2026, the Company announced an application of its proprietary HYFT® technology designed to identify functional adjacencies.

On March 6, 2026, the Company announced its B Cell Llama™, Nanobody Discovery Platform Designed for the Bispecific and Cell Therapy Era.

On May 18, 2026, the Company released a systematic report identifying over 20 discovery-originated drug candidates with documented origins in antibody discovery work performed at MindWalk facilities. Ten of these programs are in active clinical trials, spanning Phase 1 through Phase 3 across oncology, immunology, neurology, and infectious disease.

On May 27, 2026, the Company announced the launch of its Pandemic Response Platform, a deployment configuration of the Company's proprietary HYFT® biological pattern system and LensAI™ platform purpose-built for outbreak preparedness, rapid countermeasure design, and pan-strain antigen and antibody generation against RNA viruses.

On June 2, 2026, the Company reported preclinical dengue data that support a computational prediction its HYFT® platform generated before any animal was immunized. HYFT® computationally identified a candidate pan-serotype structural target on the dengue virus.

On June 10, 2026, the Company launched ReefIQ™, a HYFT-powered biological context layer for AI drug discovery and biologics development, that sits between client discovery data and AI reasoning workflows.

Funding

ATM Offering

On November 7, 2025, the Company established an at-the-market equity offering facility (the "Jones ATM Facility") with JonesTrading Institutional Services, LLC ("Jones"). The Company is entitled, at its discretion and from time-to-time during the term of the Sales Agreement with the Agent (the "Jones ATM Agreement"), to sell, through the Agent common shares of the Company. On November 7, 2025, in connection with the Jones ATM Facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to US$30.0 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the U.S. Securities Act, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all other cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the Jones ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the Jones ATM Facility. During the year ended April 30, 2026, 533,969 common shares were sold under the ATM with gross proceeds of approximately US$972,000.

New Processes

B Cell Llama™

On March 6, 2026, the Company announced B Cell Llama™, a platform for the discovery of VHH single-domain antibodies (nanobodies), the antibody fragments increasingly used as building blocks for bispecific and multispecific antibodies and CAR-T cell therapies. B Cell Llama extends the Company's B Cell Select® platform into llama-derived single-domain antibody biology and layers the LensAI™ platform across the discovery workflow, guiding target selection before immunization, triaging candidates by predicted function, and evaluating multispecific constructs in silico before a molecule is made in the lab. The launch was anchored by a peer-reviewed study (Biomacromolecules, American Chemical Society, 2026), conducted in a grant-funded collaboration with Eindhoven University of Technology and Radboud University, in which multivalent nanobody formats achieved sub-nanomolar potency (10 to 25 times greater than monovalent forms) and a trivalent VHH construct neutralized variants that escaped all monovalent formats. The Company noted bispecific antibody sales are projected to reach approximately US$50 billion by 2030.

Key Additions and Changes to the Board and Management Team

On July 7, 2025, the Board appointed Mr. Jon Lieber as Director of the Company.

On October 15, 2025, Mr. Thomas Lynch was named as Chief Business Officer.

On October 21, 2025, Mr. R. Scott Areglado was named as Chief Financial Officer and Mr. Joseph Scheffler resigned as interim Chief Financial Officer. Mr Kamil Isaev resigned as a director of the Company in accordance with the Majority Voting Policy having only received approximately 32% votes in favor of his re-election.

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

During fiscal 2024 we began expansion of our lab site at 3204 – 4464 Markham Street, Victoria, British Columbia V8Z 7X8. This will be funded through a combination of leasehold improvement credits from the landlord, internal funding and potentially proceeds from a financing. We have no material equipment capital expenditures underway.

Fiscal Year Ended 2025

Capital expenditures, which began in 2024, remained in progress in 2026, lab expansion at – 4464 Markham Street, Victoria, British Columbia V8Z 7X8.

Fiscal Year Ended 2026

Netherlands Asset Sale

On August 6, 2025, the Company completed the sale of its Netherlands-based subsidiary, ImmunoPrecise Antibodies (Europe) B.V., ("IPA Europe") to AVS Bio, a portfolio company of Arlington Capital Partners and a global provider of critical inputs and services to the bioprocessing and biologics industries pursuant to a sales purchase agreement dated, August 6, 2025, between the

Company and AVS Bio (the “IPA Europe Sale Agreement”). The transaction was structured on a cash-free, debt-free basis at a total enterprise value of approximately US$12.0 million, generating roughly US$10.3 million in net proceeds. The divested operations comprised the Company's Oss and Utrecht facilities. The Company characterized the divestiture as a step in its strategic refinement: streamlining its operational footprint, strengthening its balance sheet, and concentrating resources on its highest-impact, Bio-Native AI growth areas.

B. Business Overview

General

MindWalk Holdings Corp. is presently traded on the Nasdaq Capital Market with the ticker symbol “HYFT”. The Board of Directors of the Company (the “Board”) previously approved a change in our corporate name from ImmunoPrecise Antibodies Ltd. to MindWalk Holdings Corp., which became effective on September 3, 2025. The Company began trading under a new symbol on the Nasdaq, “HYFT”, effective September 4, 2025. The executive headquarters of the Company are situated at Industrious 823 Congress Ave, Suite 300, Austin, Texas 78701. The registered and records office of the Company is located at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, Canada.

Overview

MindWalk Holdings Corp. is a Bio-Native AI company that applies artificial intelligence proprietary biological pattern analysis and wet-lab capabilities to support therapeutic discovery. The Company develops BioIntelligence infrastructure that life sciences AI, and increasingly agentic AI, requires, which is designed to integrate AI, data, and full-stack wet lab capabilities into one connected discovery ecosystem. At its core is HYFT® Technology, the Company’s patented, function-aware representation of biology, refined over 20 years of curation into a biological representation of 660 million patterns and 25 billion relationships spanning sequence and structural biology.

Biology is a connected system, but the data that describes it is often fragmented across files, formats, systems, teams, and workflows, and data volume alone does not produce understanding. As AI tools make molecule design faster and more widely available, management believes enterprise AI value in life sciences is shifting from the AI models themselves to the structure, provenance, and biological context of the data those models reason over, and that drug discovery is among the highest-consequence environments in which AI will be deployed. MindWalk positions ReefIQ, powered by HYFT Technology, as a biological context layer for life sciences: it enriches biological data at ingestion and connects it to biological meaning, so that the LensAI™ reasoning and application layer, together with any customer-selected AI models or agents, can reason over a governed, evidence-linked representation rather than over isolated files.

AI systems trained on biological data may produce inaccurate outputs when the input extends beyond their training data, a limitation that could have material consequences in drug discovery workflows. MindWalk’s approach grounds AI reasoning in the patterns that evolution has preserved, so that biological context, rather than statistical similarity alone, constrains what the models produce. The Company believes this grounding is a prerequisite for deploying autonomous, agentic AI in regulated discovery workflows.

The Company’s integrated platform connects in silico analysis with a full-stack wet lab, enabling a closed-loop discovery model in which computational insights inform experimental design and experimental results can enrich the Company’s data layer. This architecture is intended to improve efficiency across the biologics discovery and development process. MindWalk’s integrated discovery and development platform has supported the clinical advancement of more than 20 molecules through client and partner programs, and a growing internal pipeline now leverages the Company’s AI-driven discovery engine.

The HYFT® Technology Advantage

At the core of MindWalk’s platform is HYFTTechnology, a patented biological pattern technology that represents a distinct approach to understanding molecular biology. Rather than relying on sequence alignment, which misses functional relationships masked by genetic variation, HYFT Technology captures the minimal pattern information required to determine molecular structure and function.

These HYFT patterns are evolution-defined. They represent the regions of biology that cannot change without loss of essential function: conserved patterns that persist across mutation and species variation. Because these patterns encode functional constraint rather than surface-level similarity, they identify functional relationships that sequence-alignment approaches may not detect.

HYFT patterns form a connected biological representation of 660 million patterns and 25 billion relationships, harmonizing sequence, structure, functional assays, omics data, and scientific literature into a single, queryable computational space that supports traceable, evidence-linked biological analysis. HYFT patterns are patented assets owned exclusively by MindWalk. The Company believes this intellectual property may differentiate its platform as the patterns are applied across additional programs, modalities, and therapeutic areas.

LensAI™: The Platform

LensAI is MindWalk’s Bio-Native reasoning and application layer for biologics discovery and development, built on the HYFT pattern framework. Partners access LensAI through expert-led analytics projects, SaaS subscriptions, and API-based integrations, creating a flexible engagement model that scales with client need.

LensAI capabilities include target profiling, antigen and epitope analysis, immunogenicity and liability screening, candidate triage, de novo variant sequence design, developability assessment, and portfolio-level analysis. Across these applications, HYFT patterns are intended to link modalities and make results traceable to specific biological evidence, reducing reliance on model outputs that are not connected to underlying biological context.

Beyond client-facing applications, LensAI also drives MindWalk’s internal proprietary asset programs, where the same platform that powers partner work generates de novo therapeutic and vaccine candidates supported by proprietary intellectual property and HYFT-defined biological analysis, with potential future partnering opportunities.

ReefIQ

ReefIQ™ is a HYFT-powered biological context layer for AI drug discovery and biologics development that sits between client discovery data and AI reasoning workflows. Biology is connected, but drug-discovery data is often fragmented across files, formats, systems, teams, and workflows. ReefIQ reconnects those representations before AI workflows act on them, harmonizing client discovery data and linking it into MindWalk's biological representation foundation. Sequences, structures, assay outputs, omics, literature, evidence, and program history are transformed into a governed, queryable biological context for AI-enabled discovery, with provenance and program history preserved.

ReefIQ is built on HYFT®, MindWalk's core biological pattern technology, which provides the underlying biological representation foundation with explicit relationships across sequence, structure, function, mechanism, pathway, evidence, and literature. LensAI™ and customer-selected agent models can then retrieve, analyze, and generate hypotheses from that connected biological context rather than from isolated files.

AI-Driven Internal Asset Pipeline

MindWalk's internal pipeline includes LensAI-generated assets that the Company owns, protects, and intends to advance through partnerships or licensing. Each program is grounded in HYFT-defined biology and anchored in wet-lab validation. The programs below are those where HYFT Technology and the LensAI™ platform served as the primary discovery and design engine.

Program	Target / Indication	Modality	Stage	Key Achievement
GLP-1 Receptor Agonist	Metabolic disease	AI-designed peptide; in silico-led design via LensAI™ and HYFT®	Preclinical — in vitro validated	In vitro GLP-1 receptor activation confirmed by independent third-party assay; results demonstrate activity relative to semaglutide benchmark.
Longevity Companion Therapeutic	Aging biology / healthspan (undisclosed target)	Undisclosed; in silico-designed via LensAI™	Preclinical — in silico identified; validation underway

Separate, independently protectable asset targeting a distinct, non-overlapping longevity pathway. Identified as a potential co-administration candidate alongside the GLP-1 RA — though each asset is designed to stand alone. Target undisclosed pending IP protection. Longevity therapeutics market projected at >$60B by 2030.

Universal Dengue Vaccine	Dengue fever (all 4 serotypes)	Monoclonal antibody / vaccine	Third-party neutralization testing underway	Conserved discontinuous epitope identified across all 4 serotypes; rabbit immunization completed; serum antibody binding analysis underway.

Program	Target / Indication	Modality	Stage	Key Achievement
Universal Influenza	Influenza A & B (all major subtypes)	Vaccine / functional antigen	Research — functional constraint identified	HYFT-defined functional constraint confirmed across >900 influenza sequence variations spanning Influenza A (H3N2, H5, H7, H9, H1N1 swine) and both Influenza B lineages (Victoria & Yamagata)

Each AI-driven internal program is designed to be housed and independently financed, allowing individual programs to attract dedicated capital partners without diluting the MindWalk parent entity which preserves shareholder value while enabling non-dilutive program-level financing.

Broader Biologics Portfolio

MindWalk's discovery capabilities extend well beyond its HYFT®/LensAI™-driven internal programs. Through an integrated discovery platform that combines wet lab expertise, antibody engineering, and AI tools, the Company has assembled “the Vault”, a curated portfolio of 16 partner-ready assets spanning oncology, immuno-oncology, vascular disease, ophthalmology, and infectious disease. These programs are supported by a growing IP estate built through internal R&D, collaborations, acquisitions and in-licensing, alongside strategic investment in biologics capabilities and related IP assets. Active R&D across all operational sites continues to advance new service offerings and, more notably, internal discovery programs focused on novel therapeutic antibodies, primarily in immuno-oncology.

To support its internal and partnered therapeutic discovery programs, the Company formed Talem, based in Massachusetts. Talem offers strategic partnerships with pharma and biotech companies. The depth and speed of MindWalk's offerings enables Talem to customize each program and leverages the Company's expertise and technologies across its biologics capabilities.

Select programs of note include:

•
CD3δε Fabs (MDWK-24): A CD3δε-targeting Fab arm designed for bispecific and multi-specific T cell engager formats. Developed by MindWalk, this asset is engineered to reduce cytokine release relative to first-generation CD3 engagers and is available for partners to combine with anti-tumor associated antigen (TAA) arms to generate novel immunotherapeutic molecules.
•
ALK-1 Agonist Antibodies (MDWK-21): Monoclonal agonist antibodies targeting activin receptor-like kinase 1 (ALK1), a member of the TGF-β receptor superfamily preferentially expressed on endothelial cells. Developed by MindWalk for vascular pathologies including diabetic retinopathy and pulmonary arterial hypertension, where impaired BMP9/ALK1 signaling is a central driver of disease.
•
TrkB × CD3 Bispecific (MDWK-200): A bispecific T cell engager combining MindWalk’s proprietary anti-TrkB and anti-CD3δε arms, targeting triple-negative breast cancer and other TrkB-overexpressing solid tumors.
•
SARS-CoV-2 (MDWK-03): The most clinically advanced asset in the broader Vault by stage, currently in final drug product form.

Several assets in the Vault are already partnered. The Vault also comprises additional partner-ready antibody and biologics assets across a range of modalities and stages of development, made available to prospective partners upon request..

Functional Adjacency

A recent application of HYFT® Technology has revealed an additional, commercially significant capability: the detection of functional adjacency. Functional adjacency refers to the phenomenon where distinct molecules produce the same therapeutic effect despite low sequence similarity, a condition that sequence-alignment-based analysis routinely fails to identify.

MindWalk has applied HYFT to detect shared biological signatures between AI-designed therapeutics, including cases where independently developed molecules converge on the same functional space. This capability has direct implications for competitive intelligence, IP strategy, M&A diligence, and portfolio risk assessment, positioning HYFT as a strategic intelligence layer for biopharma organizations navigating an increasingly AI-dense discovery landscape.

Strategy and Outlook

The AI Acceleration Tailwind

As AI tools make molecule design faster and more widely accessible, management believes the volume and variety of AI-generated candidates will grow, and that value will increasingly accrue to the layer that contextualizes, grounds, and interprets those outputs. MindWalk’s strategy is based on management’s belief that data structure, provenance and orchestration are important factors in deploying AI in drug discovery.

With the launch of ReefIQ, the biological context layer for life sciences powered by its patented HYFT Technology, MindWalk is positioned at that layer, providing traceable, evidence-linked biological context that the AI models and agents a partner chooses to deploy are designed to use. The Company’s strategy centers on three priorities: growing recurring, intelligence-driven revenue from LensAI engagements; advancing and protecting a wholly owned portfolio of AI-designed assets; and deepening multi-year enterprise partnerships that may enhance the value of the Company’s biological representation over time.

Strategic Positioning

MindWalk is pursuing a strategy based on managements view: that biologics development will increasingly require integrated computational and experimental approaches. MindWalk's integrated platform is designed to address this need, and its integrated wet lab translates computational insight into experimentally validated, IP-protected assets.

Three Strategic Pillars

Pillar 1 — Build Intelligence-Driven Recurring Revenue. Management's primary commercial objective is to grow recurring, intelligence-driven revenue from LensAI™, engagements in which HYFT-based biological reasoning is embedded directly in a partner's discovery workflow. The Company is transitioning from a project-revenue model toward a higher-margin, scalable mix that includes subscription-based platform access, HYFT-based analytics engagements, and API integrations. This shift improves revenue predictability, reduces per-engagement overhead, and creates compounding value as each client interaction enriches the shared HYFT representation layer.

Pillar 2 — Advance and Protect the Internal Asset Portfolio. MindWalk's internal programs are not ancillary to the platform; they are a direct application of it. By generating proprietary assets through LensAI™ and anchoring them in Bio-Native wet-lab validation, the Company is building an IP portfolio with potential independent value.

Pillar 3 — Deepen Enterprise Partnerships. MindWalk's platform is most valuable when embedded in a partner's discovery workflow over an extended period. Management is actively pursuing multi-year enterprise engagements in which LensAI™ serves as a persistent analytical layer, informing target selection, immunogenicity screening, candidate triage, and portfolio decisions at scale. These relationships generate recurring revenue, produce data that strengthens the HYFT representation layer, and create compounding value that improves retention. The TDP-43 neurodegeneration program exemplifies this model: generated through a client-driven engagement using MindWalk's integrated discovery platform and externally peer-reviewed (bioRxiv, DOI: 10.1101/2025.06.10.658846). This work demonstrated the Company's ability to discriminate with structural precision between toxic and healthy protein conformations, a long-standing challenge in neurodegeneration drug development, and now serves as a validation reference supporting expanded engagement across the neurodegenerative drug discovery community. Importantly, this result was achieved through MindWalk's wet-lab infrastructure, showing that the Company's value to enterprise partners extends beyond its Bio-Native HYFT platform to its full integrated discovery capabilities.

Products and Services

MindWalk provides full-service, end-to-end biologics discovery and development, spanning computational design, wet-lab execution, characterization, and production within a single integrated workflow. Because in silico analysis and laboratory validation are operated together rather than sourced from separate vendors, the Company offers clients a one-stop alternative to conventional, multi-vendor programs - designed to reduce the time, cost, and risk of therapeutic discovery and development. Clients engage these capabilities through a range of models: discrete project work, expert-led analytics, subscription-based (SaaS) and API access to the LensAI™

platform, and governed, queryable biological context through the ReefIQ™ context layer, which harmonizes client discovery data, links it to the Company’s HYFT®-based biological representation, and preserves provenance and program history. Increasingly, the Company is focused on deeper, longer-term client relationships and contracts in which its platform serves as a persistent analytical layer embedded within a client’s discovery workflow - a strategic shift from transactional service work toward recurring, higher-value engagements.

MindWalk’s services have a demonstrated record of producing clinical-stage assets for its clients. Discovery campaigns performed at MindWalk facilities have supported the advancement of more than 20 molecules to the clinic, ten of which are currently in active Phase 1 through Phase 3 clinical trials, four of them first-in-class, across oncology, immunology, neurology, and infectious disease. This record is further evidenced by more than 400 peer-reviewed publications and patents. In these programs the Company’s contribution is the molecule itself - the immunization strategy, discovery campaign, lead identification, and candidate selection that made clinical entry possible - while its clients own and advance the resulting assets. The same discovery and wet-lab capabilities that produced these client-owned, clinical-stage assets remain available to clients today and, now integrated with the Company’s HYFT® and LensAI™ platform, underpin its own proprietary pipeline.

Services begin in the in silico phase, where the Company applies custom antigen modeling, target analysis using natural language processing, and its patented HYFT® analysis to frame each program before laboratory work begins. As programs move into the wet lab, MindWalk’s discovery capabilities span multiple antibody modalities - including full-length monoclonal antibodies (such as IgG1) and single-domain VHH antibodies (nanobodies) - across multiple species. These are anchored by the Company’s proprietary B-cell platforms, including B Cell Select®, its function-first B-cell screening and sequencing platform, and B Cell Llama™, which extends that capability into llama-derived VHH single-domain antibodies increasingly used as building blocks for bispecific and multispecific antibodies and CAR-T cell therapies. Discovery is complemented by hybridoma discovery and production enhanced by multiplexed high-throughput screening and single-clone picking, and by transgenic-animal and multi-species discovery, with antibody repertoires that can be mined in depth through next-generation sequencing and computational analysis.

The Company is then able to provide comprehensive characterization and optimization, including affinity measurement, epitope landscape profiling, and functional assays, alongside in silico immunogenicity assessment, three-dimensional modeling, relative-affinity ranking, molecular docking, and off-target analysis. Additional services include the design of bispecific and single-domain (VHH and VNAR) antibodies, recombinant cloning, protein and antibody production and downstream processing, antibody engineering and optimization (including humanization), and cryopreservation and cryostorage.

The Company’s wholly owned Canadian subsidiary, ImmunoPrecise Antibodies (Canada) Ltd., d/b/a MindWalk Biologics Ltd. (“MindWalk Biologics”), is an approved provider for leading transgenic-animal platforms producing antibodies with fully human antigen-binding domains, together with associated protein manufacturing. These operations are a critical component of the Company’s R&D investment, supporting continued development of proprietary technologies - including the B Cell Select® and B Cell Llama™ platforms - that extend discovery across a broad range of species and strains and efficiently deliver clinically relevant, fully human biologics to clients. As the Company deepens its enterprise client relationships and platform-based engagements, these integrated discovery and development services remain the foundation of its business and a proof point for the quality of its scientific output.

Principal Markets

Our total revenues by category of activity and geographic market for each of the last three financial years were as follows:

At April 30, 2026, 2025 and 2024, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues for continuing operations are allocated to geographic regions for the year ended April 30, 2026, 2025 and 2024, as follows:

		Years ended April 30,
Revenue by Region (in thousands)	2026 $	2025 $	2024 $
United States of America	10,307	8,663	8,439
Europe	2,795	393	929
Canada	322	234	385
Australia	1,050	896	482
Other	1,084	440	44
	15,558	10,626	10,279

The Company’s revenues for continuing operations are allocated according to revenue types for the year ended April 30, 2026, 2025 and 2024 as follows:

		Years ended April 30,
Revenue Allocation (in thousands)	2026 $	2025 $	2024 $
Project revenue	15,405	10,397	10,035
Product sales revenue	1	7	21
Cryostorage revenue	152	222	223
	15,558	10,626	10,279

Market for Products

Market Segment and Geographic Areas

Market Opportunity

Management views MindWalk as operating at the convergence of several high-growth markets, each of which is being reshaped by AI adoption:

Market Segment	2024/2025 Size	Projected Size	CAGR
AI in Drug Discovery	USD 6.93B (2025)	USD 16.52B (2034)	~10%
Drug Discovery Informatics	USD 3.65B (2024)	USD 7.03B (2030)	11.6%
Cloud-Based Drug Discovery Platforms	USD 3.5B (2025)	USD 11.3B (2035)	12.6%
Life Science Analytics (Broad)	USD 40.0B (2025)	USD 68.8B (2030)	11.4%

Approximately two-thirds of life science professionals reported using AI in their workflows in 2024, up from just over half the prior year, and a large majority of pharma and biotech organizations are now applying AI in active pipeline programs. This rapid adoption reflects the expanding addressable market for AI-driven biologics platforms.

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

Competitive Conditions

As a Bio-Native AI company that combines AI-driven discovery with full-stack wet-lab capabilities, the Company competes both with AI-enabled drug discovery and biologics platforms and with full-service contract research organizations (CROs) and the in-house research and development, or R&D, departments of biopharmaceutical companies. The Company’s CRO and biologics-services competitors include Abveris Inc., Genovac GmbH (formerly part of Aldevron LLC), Antibody Solutions, Genscript Biotech Corp, Lake Pharma Inc. (now part of Curia Inc.), and several specialty and regional CROs.

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

Proprietary Protection

The Company has initiated the protection of new innovation in its product pipeline and has trademarked its HYFT®, LENSai®, B cell Select®, Rapid Prime®, , NonaVac®, and ImmunoProtect® technologies. Currently, the Company has filed patent applications related to its proprietary HYFT® technology (3 patent families), and to protect its PolyTope SARS-CoV-2 , TATX-200 (TrkB-CD3 bispecifics), TATX-024 (CD3), and TATX-112 (TrkB) intellectual property. Its IP strategy has been to protect its intellectual property primarily through a combination of trade secrets and copyright. See also “Risk Factors”.

The Company continues to develop new products such as novel biotherapeutics in a broad range of indications. New screening methodologies, screening services and data mining methodologies may also provide expansion and new commercial opportunities for the Company.

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

Foreign Operations

The Company currently conducts business activities in Canada, and a significant portion of the Company’s business activities depend on foreign operations in the United States and Belgium. The Company distributes and offers its products and services globally. Significant portions of our revenues are from global sales. In fiscal 2026, 66% of our revenues came from sales to the United States, 18% from Europe and 14% to countries other than Canada.

Locations of Operations

MindWalk is a global operation with a presence in Diepenbeek in Belgium, Victoria, British Columbia, in Canada, and Austin Texas in the United States. This broad reach enables MindWalk to tap into thriving locations that strongly support the life sciences industry and the development of artificial intelligence.

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

The principal executive office is in Austin, Texas and the Company’s base office in Canada is in Victoria, British Columbia. IPA Canada operates from Victoria, British Columbia (Canada), performing custom antibody generation since its inception. The Company has recently completed the expansion of its vivarium in Victoria while simultaneously intensifying its capabilities in measuring protein binding kinetics and high-throughput label-free protein-protein interactions and further developing and improving technologies such as its B cell Select®platform.

On April 14, 2022, the Company successfully acquired BioStrand BV, BioKey BV, and BioClue BV, (hereinafter collectively referred to as “BioStrand”), a group of innovative artificial intelligence entities based in Belgium. These entities are leaders in the field of multi-omics and in silico biotechnology, specializing in the intricate task of identifying unique biological fingerprints within proteins, RNA, and DNA across multiple information layers, giving rise to unprecedented insights into biological molecules, including intricate relationships between protein structure and function. They have constructed a comprehensive knowledge base of these distinctive biological markers, which serves as a significant tool for their comparison and processing. This strategic acquisition further bolsters the Company’s standing in the rapidly advancing fields of multi-omics and in silico antibody discovery and development.

On August 6, 2025, the Company completed the sale of its IPA Europe to AVS Bio, a portfolio company of Arlington Capital Partners for total enterprise value of $12.0 million USD. The transaction generated $10.3 million USD in net proceeds. The divestiture included the sale of the net assets of IPA Europe, including the Oss and Utrecht locations.

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

ImmunoPrecise Antibodies (Canada), Ltd. d/b/a MindWalk Biologics Ltd ("MindWalk Biologics")

On May 9, 1995, we incorporated ImmunoPrecise Antibodies (Canada), Ltd., a direct wholly owned subsidiary, under the laws of British Columbia. The subsidiary carries on business under the trade name MindWalk Biologics Ltd.

ImmunoPrecise Antibodies (USA), Ltd.

On September 11, 2019, we incorporated ImmunoPrecise Antibodies (USA), Ltd., a direct wholly owned subsidiary, under the laws of Delaware.

Talem Therapeutics LLC

On January 18, 2019, Talem Therapeutics LLC was incorporated under the laws of Delaware. Talem Therapeutics LLC is an indirect wholly-owned subsidiary.

ImmunoPrecise Antibodies (MA), LLC

On January 18, 2019, we formed ImmunoPrecise Antibodies (MA), LLC, an indirect wholly owned subsidiary, under the laws of Delaware.

ImmunoPrecise Antibodies (N.D.), LTD.

On May 25, 2018, we incorporated ImmunoPrecise Antibodies (N.D.), LTD. a direct wholly owned subsidiary, under the laws of North Dakota.

ImmunoPrecise Netherlands B.V.

On January 25, 2005, we incorporated ImmunoPrecise Netherlands B.V. a direct wholly owned subsidiary, under the laws of the Netherlands.

Idea Family SRL.

On April 14, 2022, Idea Family SRL. was acquired. Idea Family SRL. is an indirect wholly owned subsidiary.

BioStrand BV d/b/a MindWalk

On April 14, 2022, BioStrand BV was acquired.

BioKey BV.

On April 14, 2022, BioKey BV was acquired.

BioClue BV

On April 14, 2022, BioClue BV was acquired.

D. Property, Plants and Equipment

We do not own any real estate property. We operate from leased premises in three different locations, as detailed in the following table:

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following Operating and Financial Review and Prospects section is intended to help the reader understand the factors that have affected the Company’s financial condition and results of operations for the historical period covered by the financial statements and management’s assessment of factors and trends which are anticipated to have a material effect on the Company’s financial condition and results in future periods. This section is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the other financial information contained elsewhere in this document. Our Consolidated Financial Statements have been prepared in accordance with International Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards" or “IFRS”). Our discussion contains forward-looking statements based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward-looking statements.

A. Operating Results

Overview

During Fiscal 2026, we had some significant highlights to our operating results:

•
Increased revenue by $4.9 million or 46% from $10.6 million to $15.6 million.
•
Gross Margin increased by $3.4 million an improvement of 4.9% from 53.9% in Fiscal Year 2025 to 58.8% in Fiscal Year 2026.
•
On August 6, 2025, the Company completed the sale of its IPA Europe to AVS Bio, a portfolio company of Arlington Capital Partners for total enterprise value of $12.0 million USD.

Selected Annual Information

The following selected financial data has been extracted from the audited Fiscal 2026 financial statements (expressed in Canadian Dollars).

The following is a summary of certain selected financial information of the Company for the years ended April 30, 2026, 2025, and 2024.

(in thousands except loss per share)	2026 $	2025 $	2024 $
Revenue from continuing operations	15,558	10,626	10,279
Cost of sales from continuing operations	(6,410)	(4,895)	(6,187)
Expenses from continuing operations	(24,085)	(42,639)	(36,632)
Net loss from continuing operations	(15,102)	(33,147)	(29,301)
Net income from discontinued operations	1,153	2,913	3,186
Net loss	(13,949)	(30,234)	(26,115)
Total assets	21,376	44,441	59,988
Total liabilities	(9,627)	(20,815)	(24,310)
Loss per share from continuing operations	(0.33)	(0.99)	(1.14)
Income per share from discontinued operations	0.02	0.09	0.12

Comparison of the years ended April 30, 2026 and April 30, 2025 for continuing operations

Revenue

	Year Ended April 30,
(in thousands)	2026 $	2025 $	Change $	Change %
Project revenue	15,405	10,397	5,008	48.2%
Product sales revenue	1	7	(6)	-85.7%
Cryostorage revenue	152	222	(70)	-31.5%
Total revenue	15,558	10,626	4,932	46.4%

Revenue for the year ended April 30, 2026 was $15.6 million, compared to $10.6 million for the year ended April 30, 2025.

Gross Profit

	Year Ended April 30,
(in thousands)	2026 $	2025 $	Change $	Change %
Gross profit	9,148	5,731	3,417	59.6%
Gross profit margin	58.8%	53.9%

Gross profit totaled $9.1 million during the year ended April 30, 2026, an increase of 59.6% compared to the year ended April 30, 2025. Gross profit margin increased to 58.8% from 53.9% during the prior year due primarily to improved project revenue.

Research and development

	Year Ended April 30,
(in thousands)	2026 $	2025 $	Change $	Change %
Research and development (R&D)	4,933	4,210	723	17.2%

During the year ended April 30, 2026, R&D expenses increased to $4.9 million from $4.2 million compared to the year ended April 30, 2025 reflecting ongoing investments in R&D on the LensAI™ platform and Pipeline assets.

Sales and marketing

	Year Ended April 30,
(in thousands)	2026 $	2025 $	Change $	Change %
Sales and marketing	5,939	3,638	2,301	63.2%

Sales and marketing expenses totaled $5.9 million during the year ended April 30, 2026, compared to $3.6 million during the year ended April 30, 2025. The increase is due to increased commercialization efforts to drive awareness of MindWalk, as well as the addition of a Chief Business Officer in October 2025.

General and administrative

	Year Ended April 30,
(in thousands)	2026 $	2025 $	Change $	Change %
General and administrative	13,213	12,077	1,136	9.4%

During the year ended April 30, 2026, general and administrative expenses totaled $13.2 million, an increase of $1.1 million as compared to the year ended April 30, 2025, due primarily to an increase in salaries and share based payment expenses.

Other Income/ Expense

	Year Ended April 30,
(in thousands)	2026 $	2025 $	Change $	Change %
Accretion	—	(10)	10	(100.0)%
Grant and subsidy income	33	138	(105)	(76.1)%
Interest and other (expense) income	87	(296)	383	(129.4)%
Loss on disposal of discontinued operations	(511)	—	(511)	—
Unrealized foreign exchange (loss) gain	(224)	(555)	331	(59.6)%
Total other (expense) income	(615)	(723)	108	(14.9)%

The Company recorded other expense of $0.6 million during the year ended April 30, 2026, a decrease from other expense of $0.7 million during the year ended April 30, 2025 due to more favorable exchange rates. The majority of other expense is attributed to the legal fees and the loss on disposal associated with the sale of IPA Europe.

Comparison of the years ended April 30, 2025 and April 30, 2024 for continuing operations

Revenue

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
Project revenue	10,397	10,035	362	3.6%
Product sales revenue	7	21	(14)	-66.7%
Cryostorage revenue	222	223	(1)	-0.4%
Total revenue	10,626	10,279	347	3.4%

Revenue for the year ended April 30, 2025 was $10.6 million, compared to $10.3 million for the year ended April 30, 2024. This increase of $0.3 million was primarily driven by project revenue growth on discovery projects.

Gross Profit

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
Gross profit	5,731	4,092	1,639	40.1%
Gross profit margin	53.9%	39.8%

Gross profit totaled $5.7 million during the year ended April 30, 2025, an increase of 40.1% compared to the year ended April 30, 2024. Gross profit margin increased to 53.9% from 39.8% during the prior year driven by a operating leverage due to fixed costs in cost of sales

Research and development

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
Research and development (R&D)	4,210	3,739	471	12.6%

During the year ended April 30, 2025, R&D expenses increased to $4.2 million from $3.7 million compared to the year ended April 30, 2024, reflecting increased investment in salaries and benefits as well as R&D activities related to the pipeline assets.

Sales and marketing

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
Sales and marketing	3,638	2,863	775	27.1%

Sales and marketing expenses totaled $3.6 million during the year ended April 30, 2025, compared to $2.9 million during the year ended April 30, 2024, due to increases related to our marketing strategy and social media expenses.

General and administrative

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
General and administrative	12,077	12,633	(556)	-4.4%

During the year ended April 30, 2025, general and administrative expenses totaled $12.1 million, a slight decrease compared to the year ended April 30, 2024, due to a reduction in compensation and consulting expenses.

Other Income/ Expense

	Year Ended April 30,
(in thousands)	2025 $	2024 $	Change $	Change %
Accretion	(10)	(19)	9	(47.4)%
Grant and subsidy income	138	299	(161)	(53.8)%
Interest and other (expense) income	(296)	22	(318)	(1445.5)%
Unrealized foreign exchange (loss) gain	(555)	76	(631)	(830.3)%
Total other (expense) income	(723)	378	(1,101)	(291.3)%

The Company recorded other expense of $0.7 million during the year ended April 30, 2025, a decrease from other income of $0.4 million during the year ended April 30, 2024 due to favorable exchange rates.

Non-IFRS Measures

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the consolidated financial statements and accompanying notes for the year ended April 30, 2026.

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

The non-IFRS measures are reconciled to reported IFRS figures in the tables below for continuing operations:

	Year Ended April 30,
(in thousands)	2026 $	2025 $
Net loss	(15,102)	(33,147)
Income taxes	(450)	(4,484)
Amortization and depreciation	866	2,289
Accretion	—	10
Asset impairment charge	—	21,184
Foreign exchange realized gain	135	27
Interest expense	226	262
Interest and other (expense) income	(87)	296
Loss on disposal of discontinued operations	511	—
Unrealized foreign exchange loss	224	555
Share-based expense	1,275	445
Adjusted EBITDA	(12,402)	(12,563)

	Year Ended April 30,
(in thousands)	2026 $	2025 $
Operating expenses	(24,085)	(42,639)
Amortization and depreciation	113	1,629
Asset impairment charge	—	21,184
Foreign exchange gain	135	27
Interest expense	226	262
Share-based expense	1,275	445
Adjusted Operating Expenses	(22,336)	(19,092)

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

Based on our current cash reserves, historical net losses, cash used in operating activities, and anticipated cash requirements, we do not believe we have sufficient liquidity to fund our planned operations for at least one year from the date our financial statements are available to be issued. These conditions raise substantial doubt about our ability to continue as a going concern, and our ability to continue as a going concern depends on our ability to obtain additional financing and generate sufficient revenues.

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

As of April 30, 2026, the Company held cash of $11.3 million (April 30, 2025 – $10.7 million). During the year ended April 30, 2026, the cash used in operating activities was $12.5 million. As part of the investing activities, the Company made property and equipment purchases of $0.4 million. As part of the financing activities, the Company incurred lease payments of $0.8 million.

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. As of April 30, 2026, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

On August 6, 2025, the Company completed the sale of its IPA Europe to AVS Bio, a portfolio company of Arlington Capital Partners for total enterprise value of $12.0 million USD. The transaction generated $10.3 million USD in net proceeds. The divestiture included the sale of the net assets of IPA Europe including the Oss and Utrecht locations. The impact of this transaction is reflected in the Company’s consolidated financial statements for the fiscal year ended April 30, 2026.

Financing Activities

Fiscal Year Ended 2024 Transactions

During the year ended April 30, 2024, the Company issued 1,265,000 Common Shares, including 165,000 Common Shares issued pursuant to the full exercise by the underwriter of its over-allotment option. The public offering price for each Common Share, before the underwriter’s discount and commissions, was U.S.$1.00, raising U.S.$1,265,000.

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility ("Clear Street ATM Facility") and entered into the Clear Street ATM Agreement. The Company is entitled, at its discretion and from time-to-time during the term of the Clear Street ATM Agreement, to sell Common Shares through Clear Street. On February 23, 2024, in connection with the Clear Street ATM Facility, the Company filed a prospectus supplement permitting the sales of Common Shares having an aggregate gross sales price of up to U.S. $60.0 million. In fiscal 2024, 629,240 common shares were sold under the ATM with proceeds net of commissions of $1.8 million.

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

Furthermore, in connection with the July 2024 Offering and pursuant to the Securities Purchase Agreement, ImmunoPrecise Antibodies (Canada), Ltd., ImmunoPrecise Antibodies (Europe) B.V. and BioStrand BV (together, the “Guarantors”), entered into a global guaranty agreement on July 16, 2024 (the “Global Guaranty Agreement”) in favor of Yorkville, under which the Guarantors guaranteed to Yorkville the payment when due and the performance, of all liabilities, agreements and other obligations of the Company to Yorkville contained in the Securities Purchase Agreement and Convertible Debentures.

As of April 30, 2025, the Company completed the full conversion of the debenture with Yorkville

2026 Transaction

On November 7, 2025, the Company established the Jones ATM Facility with Jones. The Company is entitled, at its discretion and from time-to-time during the term of the ATM Agreement, to sell, through the Agent common shares of the Company. On November 7, 2025, in connection with the Jones ATM Facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to US$30.0 million. Sales of the common shares will be made in transactions that are deemed to be at-the-market distributions as defined in Rule 415(a)(4) of the U.S. Securities Act, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all other cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the Jones ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the Jones ATM Facility.

During the year ended April 30, 2026, 533,969 common shares were sold under the ATM with net proceeds of US$0.9 million.

Capital Expenditures

The Company made property and equipment purchases of $0.4 million during the year ended April, 2026 (2025 - $0.8 million).

Contractual Obligations and Commitments

The consideration paid for the acquisition of BioStrand includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12.0 million. As of April 30, 2026, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

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

D. Trend Information

See Item 5.A. – Operating Results – Seasonality for trend information.

Other than as disclosed elsewhere in this annual report, we are not aware of any material trends, uncertainties, demands, commitments or events since the end of our most recently completed financial year that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity, capital resources or results of operations.

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

Directors and Executive Officers

Name	Position With MindWalk Holdings Corp.	Principal occupation, business, or employment and, if not a previously elected Director, occupation, business, or employment during the past 5 years	Director/Officer Since
Dr. Jennifer L. Bath Minnesota, United States	CEO, President and Director

CEO, President of the Company; Executive of Aldevron, LLC (now Danaher) from July 2015 to February 2018.

Executive Director of Concordia Vaccine Institute from Sept 2009 to Aug 2015.

Tenured Associate Professor of Molecular Biology and Genetics May 2005 to July 2015

May 2018(1)
Dirk Witters (2) (5) Beveren, Belgium	Chair of the Board and Director

Founder of Conanti Consult BV, an advisory boutique since 2019.

Advisor to the founder of New Rhein Healthcare Investors, a private equity investment firm, from July 2019 to March 2020.

Director Program Management Office, Sustainable Finance for KBC Group, from December 2018 to June 2019.

President of the board of BioStrand BV from June 2020 to April 2022.

September 2023
Jon Lieber (3) (4) Massachusetts, United States	Director

30 years of expertise in financial and strategic leadership across the biotechnology and life sciences sectors.

CFO at Rallybio and former CFO of Applied Genetic Technologies Corporation.

Held senior leadership positions at Danforth Advisors, Histogenics, Repligen, Xcellerex and Altus Pharmaceuticals.

July 2025
R. Scott Areglado Massachusetts, United States	CFO	N/A	October 2025
Dr. Thomas Lynch Wisconsin, United States	CBO	N/A	October 2025

Kari Graber North Dakota, United States	Vice President of Commercial Services	N/A	November 2021(6)
Dr. Shuji Sato Massachusetts, United States	Vice President of Innovative Solutions	N/A	January 2023

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

Dr. Jennifer Bath

Dr. Jennifer Bath, PhD, serves as President and Chief Executive Officer of MindWalk Holdings Corp. She holds a PhD in Cellular and Molecular Biology, with a specialization in immunology and biochemistry, and has built her career at the intersection of biological science, bioinformatics, and artificial intelligence. Prior to MindWalk, Dr. Bath held a tenured Associate Professorship and founded the Concordia Global Vaccine Institute, where she directed programs to discover and validate biologics for infectious diseases. She subsequently held executive roles across the biotechnology sectors, including an executive position at Aldevron, where she led global client relations and high-value target teams, translating complex scientific and commercial challenges into operational strategy for pharmaceutical and biotech worldwide. At MindWalk, Dr. Bath leads the Company's scientific and technology teams in building its integrated discovery platform, which combines LensAI™, powered by HYFT® technology, with advanced wet lab capabilities. Under her leadership, the Company has advanced dozens of client molecules toward the clinic and launched ReefIQ™.

Jon Lieber

Mr. Lieber brings over 30 years of financial and strategic leadership across the biotechnology and life sciences sectors, with deep expertise in capital markets, investor relations, and corporate development. He currently serves as Chief Financial Officer at Rallybio, a clinical-stage biotechnology company developing therapies for severe and rare diseases. He also brings valuable experience in Nasdaq governance, having served as both a senior executive and board member of publicly traded companies. Prior to Rallybio, Mr. Lieber was CFO at Applied Genetic Technologies Corporation (AGTC), a publicly traded gene therapy company, where he led all capital-raising efforts and oversaw finance, human resources, investor relations, and IT. He has also held senior leadership roles at Danforth Advisors, Histogenics, Repligen, Xcellerex (acquired by GE Healthcare), and Altus Pharmaceuticals. Earlier in his career, he worked in investment banking at Salomon Brothers / Salomon Smith Barney and SG Cowen. Mr. Lieber currently serves on the Board of Directors of Salarius Pharmaceuticals, where he is a member of both the Audit Committee and the Nominating and Governance Committee, further underscoring his depth of experience in Nasdaq board governance.

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

R. Scott Areglado

Mr. Areglado serves as the CFO for MindWalk and is responsible for overseeing the financial strategy and reporting to ensure compliance with regulations, optimizing capital allocation to support growth, and providing financial leadership. Mr. Areglado brings more than 25 years of financial leadership experience across the healthcare, life sciences, and technology sectors, including extensive expertise in corporate finance, strategic planning, capital markets, and investor relations for publicly traded companies. Most recently, Mr. Areglado served as Chief Financial Officer of BrainsWay Ltd. (Nasdaq: BWAY), a global medical device leader in interventional psychiatry. Before joining BrainsWay, Mr. Areglado was Chief Financial Officer at iCAD, Inc. (Nasdaq: ICAD), a medical technology company specializing in AI-driven cancer detection and therapy solutions. arlier in his career, Mr. Areglado held senior financial roles at AMICAS, Inc. (Nasdaq: AMCS) and several emerging growth technology companies, where he developed deep expertise in SEC reporting, M&A integration, and operational transformation. He began his career in public accounting and holds an MBA from Babson College and a BBA in Accounting from the University of Massachusetts Amherst.

Dr. Thomas Lynch

Dr. Lynch most recently served as Director of Technical Sales & Scientific Support at Aldevron, where he built and led a new global commercial Team, aligning strategies with scientific innovation and client needs. Prior to that, as Vice President of Global Sales and Client Services, Dr. Lynch spearheaded key initiatives including the introduction of clinical mRNA manufacturing services and strategic account expansion that materially advanced Aldevron’s market position. Earlier in his career, Dr. Lynch led global commercial operations at DNASTAR, overseeing sales, distribution, and technical support while successfully launching software products that advanced protein structure prediction and analysis, such as NovaFold powered by I-TASSER. His achievements underscore a proven ability to successfully bring complex scientific software and data platforms to market. Dr. Lynch also serves on the Board of BioForward, Wisconsin’s leading biohealth association, where he helped drive industry collaboration, education, and legislative initiatives across Wisconsin’s biohealth sector.

Kari Graber

Ms. Graber serves as the Vice President of Commercial Services for MindWalk and is responsible for the overall leadership and implementation of the Project Management program throughout MindWalk's global family of companies. She has over 20 years of experience in developing, implementing and directing laboratory operations, quality assurance, regulatory compliance, and supply chain management programs for various food manufacturers, and spent five years as Sales and Technical Director for a pasteurization/sterilization technology and equipment supplier. Prior to joining MindWalk, Ms. Graber served at Aldevron LLC, where she held a client relations management role for their antibody services platform. She holds a Bachelor of Science in Food Science & Technology and a Minor in Microbiology.

Dr. Shuji Sato

Dr. Sato serves as the Vice President of Innovative Solutions for MindWalk with a focus on consistently delivering high value, technologically advanced scientific services to meet the objectives of the most challenging projects. He has over 20 years of experience in various R&D settings, including directing in vivo and in vitro antibody discovery and development teams at numerous biotech and pharma as well as in academia. He applies his broad knowledge in drug development to conceptualization and realization of projects and drives development of effective and innovative workflows. Dr. Sato holds a PhD in Molecular Microbiology from Tufts University and trained as a postdoctoral fellow at Harvard Medical School, prior to joining Cell Signaling Technology’s innovative research group and has held Principal Scientist and Associate Director positions at Bluefin Biomedicine, Pfizer and Dragonfly Therapeutics. Throughout his research career, Dr. Sato has co-authored numerous peer-reviewed scientific articles and patents.

B. Compensation

Compensation for Fiscal 2026

The aggregate amount of compensation paid during the year ended April 30, 2026, directly and indirectly, including directors’ fees, to our named executive officers and directors in their capacity as such, was $7.7 million (Fiscal 2025: $4.5 million).

This discussion describes our compensation program for each person who acted as President and CEO, CFO, CBO and the two most highly-compensated executive officers (or two most highly-compensated individuals acting in a similar capacity), other than the CEO, CFO and the CBO, whose total compensation was more than CAD $150,000 in our last fiscal year and who was performing a policy-making function in respect of the Company (each a “NEO” and collectively the “NEOs”). This section addresses our philosophy and objectives and provides a review of the process that the Board follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the Board’s specific decisions about the compensation of the NEOs for the fiscal year ended April 30, 2026. We had five(5) NEOs during the fiscal year ended April 30, 2026, namely: Dr. Jennifer Bath, CEO; R. Scott Areglado, CFO; Dr. Thomas Lynch, CBO; Kari Graber, Vice President of Commercial Services and Dr. Shuji Soto, Vice President of Innovative Solutions.

Summary Compensation Table

The following table provides a summary of the compensation paid by the Company to each NEO of the Company for the financial years ended April 30, 2026, 2025, and 2024. All cash payments in the table below are made in U.S. dollars. All amounts listed are in Canadian dollars, translated using the average daily exchange rate on the last day of the period provided by the Bank of Canada. The average daily exchange rates on the relevant date as reported by the Bank of Canada are:

Bank of Canada USD/CAD Average Daily Exchange Rate
April 30, 2026	1.3624
April 30, 2025	1.3812
April 30, 2024	1.3746

Bank of Canada EUR/CAD Average Daily Exchange Rate
April 30, 2026	1.5966
April 30, 2025	1.5687
April 30, 2024	1.4695

					Non-equity incentive plan compensation(1) ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans	Long-term incentive plans	Pension value ($)	All other compensation ($)	Total compensation ($)
Dr. Jennifer L. Bath(2)	2026	895,170	1,226,160	—	—	—	—	—	2,121,330
CEO,	2025	877,062	—	280,800	614,021	—	—	—	1,771,883
President, and Director	2024	731,989	—	—	273,353	—	—	—	1,005,342
R. Scott Areglado CFO	2026	585,832	408,311	—	—	—	—	—	994,143
Thomas Lynch
CBO	2026	558,584	496,595	—	—	—	—	—	1,055,179
Kari Graber	2026	408,720	272,480	—	—	—	—	—	681,200
VP of Commercial	2025	331,488	—	62,400	92,485	—	—	—	486,373
Services	2024	273,599	—	—	—	—	—	—	273,599
Shuji Sato	2026	306,540	136,240	—	—	—	—	—	442,780
VP of Innovative Solutions	2025	290,052	—	—	118,921	—	—	—	408,973
	2024	288,666	—	—	102,765	—	—	—	391,431

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

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options on their grant date. The Company applies this methodology to value the stock options as accurately as possible using observable market inputs. The assumptions used in the model and the resulting fair value for each issuance is shown below:

					Black-Scholes model inputs
Optionee	Year	Fair value of option ($)	Number of options awarded	Fair value of award ($)	Common share price on grant date ($)		Exercise price ($)		Expected life (years)	Risk-free rate
Dr. Jennifer L. Bath	2026	—	—	—	—		—		—	—
	2025	1.040	270,000	280,800	0.860	(1)	0.860	(1)	10.000	2.88%
	2024	—	—	—	—		—		—	—
R. Scott Areglado	2026	—	—	—	—		—		—	—
Thomas Lynch	2026	—	—	—	—		—		—	—
Kari Graber	2026	—	—	—	—		—		—	—
	2025	1.040	60,000	62,400	0.860	(1)	0.860	(1)	10.000	2.88%
	2024	—	—	—	—		—		—	—
Shuji Sato	2026	—	—	—	—		—		—	—
	2025	—	—	—	—		—		—	—
	2024	—	—	—	—		—		—	—

Notes:

(1)
Price in USD.

Outstanding Equity Awards at April 30, 2026

The following table sets forth information concerning all the outstanding equity awards held by each NEO as at April 30, 2026.

	Option-based awards						Share-based awards(1)
Name	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Dr. Jennifer L.	01/07/2022	120,000	7.940		01/07/2027	594,720	450,000	900,000	—
Bath	02/19/2023	300,452	4.100	(1)	02/19/2028	1,069,309	—	—	—
	08/03/2025	270,000	0.860	(1)	08/03/2034	232,200	—	—	—
R. Scott Areglado	—	—	—		—	—	185,000	299,700	—
Thomas Lynch	—	—	—		—	—	225,000	364,500	—
Kari Graber	02/19/2023	50,000	4.100	(1)	02/19/2028	177,950	100,000	200,000	—
	08/03/2025	60,000	0.860	(1)	08/03/2034	51,600	—	—	—
Shuji Sato	02/19/2023	12,000	4.100	(1)	02/19/2028	42,708	50,000	100,000	—

Note:

(1)
Price in USD.

Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each NEO for the fiscal year ended April 30, 2026:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Dr. Jennifer L. Bath	70,365	—	—
R. Scott Areglado	—	—	—
Thomas Lynch	—	—	—
Kari Graber	15,636	—	—
Shuji Sato	15,636	—	—

Director Compensation Table

The following table provides a summary of compensation paid by the Company to each director of the Company for the financial year ended April 30, 2026. Cash payments are made in U.S. dollars, translated using the USD/CAD average daily exchange rate on April 30, 2026.

Name(1)	Fees earned ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Kamil Isaev(2)	34,893	—	—	—	—	—	34,893
Dirk Witters	125,230	23,667	—	—	—	—	148,897
Jonathan Lieber(3)	71,939	83,528	—	—	—	—	155,467

Notes:

(1)
The compensation of Dr. Jennifer L. Bath, a director and the CEO and President of the Company, is set out in the summary compensation table above. Dr. Bath did not receive any compensation for her role as a director of the Company.
(2)
Ceased to be a board member October 21, 2025 after not being reelected.
(3)
Mr. Lieber was appointed to the board on July 7, 2025.

Directors of the Company are paid a base annual retainer for various positions, detailed below:

Position	Additional Annual Compensation (U.S. $)
Chair/Lead Independent Director	75,000
Independent Director, on at least one Committee	47,000
Independent Director, if not on at least one Committee	40,000

Annual compensation is provided for the year beginning at the Annual General Meeting of Shareholders, and payments are made quarterly in arrears. Fees earned in the Director Compensation Table reflect cash compensation during the fiscal year ended April 30, 2026.

Director Outstanding Share-based Awards and Option-based Awards

The following table of compensation securities provides a summary of all compensation securities outstanding to each director as of April 30, 2026.

	Option-based awards						Share-based awards(1)
Name(2)	Issuance date	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Dirk Witters	01/19/2024	60,000	1.480	(1)	01/19/2029	86,175	11,500	18,630	4,600
Jon Lieber	—	—	—		—	—	28,750	52,956	2,543

Note:

(1)
Price in USD.
(2)
The Option-based awards and Share-based awards of Dr. Jennifer Bath, a director and the Chief Executive Officer and President of the Company, is set out under the “Outstanding Share-based Awards and Option-based Awards” table in respect of NEOs above.

Employment, Consulting and Management Agreements

Dr. Jennifer L. Bath

Dr. Jennifer Bath entered into an executive employment agreement with the Company on January 1, 2020, as amended pursuant to an amending agreement dated March 12, 2025, pursuant to which Dr. Bath is paid U.S.$635,000 per annum for providing services as President and CEO of the Company. During 2025, the Board approved an adjustment to Dr. Bath’s base salary to U.S.$657,054 per annum.The Company has also agreed to pay Dr. Bath a discretionary bonus equal to 70% of the base salary payable upon achievement of performance targets mutually agreed to with the Board. In the event of termination without cause, Dr. Bath would be entitled to the equivalent of 12 months’ salary plus a lump sum payment equal to Dr. Bath’s target discretionary bonus for the fiscal year in which the termination occurs, pro-rated for any partial fiscal year based on the number of full months worked in the fiscal year. If Dr. Bath had been terminated on April 30, 2026, she would have been entitled to U.S.$1,116,992.

R. Scott Areglado

Mr. Areglado entered into an executive compensation agreement with the Company on October 5, 2025, pursuant to which Mr. Areglado was paid U.S.$430,000 per annum, subject to periodic review and adjustment as part of the Company’s annual executive compensation review, for providing services as Chief Financial Officer of the Company. The Company will pay Mr. Areglado an annual bonus payable upon achievement of targets mutually agreed to with the CEO.

Dr. Thomas Lynch

Dr. Lynch entered into an executive compensation agreement with the Company on October 20, 2025, pursuant to which Mr. Lynch was paid U.S.$410,000 per annum, subject to periodic review and adjustment as part of the Company’s annual executive compensation review, for providing services as Chief Business Officer of the Company. The Company will pay Mr. Lynch an annual bonus payable upon achievement of targets mutually agreed to with the CEO.

Kari Graber

Ms. Graber entered into an executive employment agreement with the Company on July 1, 2019, as amended on March 12, 2025 (the “Graber Employment Agreement”) pursuant to which Ms. Graber was paid U.S.$135,200 per annum, subject to periodic review and adjustment as part of the Company’s annual executive compensation review, for providing services as VP of Commercial Services of the Company. Pursuant to the terms of the Graber Employment Agreement, the Company will pay Ms. Graber an annual bonus payable upon achievement of targets mutually agreed to with the President and CEO of the Company. During 2022, the Board approved an adjustment to Ms. Graber’s base salary to U.S.$200,000 per annum and an annual bonus of 30% of base salary. In July 2024, the Board approved a further adjustment to the base salary payable to Ms. Graber pursuant to the Graber Employment Agreement to U.S.$240,000, with no change in the bonus percentage of base salary. During 2025, the Board approved an adjustment to Ms. Graber’s base salary to U.S.$300,000 per annum.

Shuji Sato

Dr. Sato entered into an executive employment agreement with the Company on December 1, 2024, pursuant to which Dr. Sato was paid U.S.$210,000 per annum, subject to periodic review and adjustment as part of the Company’s annual executive compensation review, for providing services as VP of Innovative Solutions of the Company. The Company will pay Dr. Sato an annual bonus payable upon achievement of targets mutually agreed to with the CEO. During 2025, the Board approved an adjustment to Dr. Sato’s base salary to U.S.$225,000 per annum.

Termination and Change of Control Benefits

Dr. Jennifer L. Bath

The Company has entered into a change of control agreement (the “Change of Control Agreement”) with Dr. Jennifer Bath, which provides for payments in the event of a change of control of the Company. The term “Change of Control” is defined as meaning that a person or group of persons acting jointly or in concert acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation, or otherwise), directly or indirectly, in one transaction or in a series of related transactions, (a) Control (as defined below) of the Company, or (b) all or substantially all of the assets of the Company. The term “Control” is defined as meaning the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company through the ownership of more than 50% of the voting securities.

If certain circumstances occur within 18 months following a Change of Control, the Change of Control Agreement provides for payments to be made to Dr. Bath. These circumstances include: (a) the assignment to Dr. Bath of any duties which are materially inconsistent, in an adverse respect, with her position, authority, status, duties, or responsibilities prior to the Change of Control, other than the assignment of duties related to the transition to a person who gains control of the Company or who acquires all or substantially all of the assets of the Company pursuant to the Change of Control (a “Successor”) that are reasonably commensurate with Dr. Bath’s position; (b) the removal or elimination of one or more of Dr. Bath’s duties, responsibilities, or functions that were material to her position, authority, status, duties or responsibilities prior to the Change of Control; (c) a reduction in Dr. Bath’s base salary or annual bonus compensation opportunity; (d) a requirement that Dr. Bath relocate to or be based at a location which is 50 miles or more from the location where she was based immediately prior to the Change of Control; (e) the failure to continue Dr. Bath’s participation in substantially all of the insured group benefit plans (or substantially equivalent successor plans, programs, or policies) as were in effect for Dr. Bath immediately prior to the Change of Control, including medical, dental, life, and other benefits plans, but excluding short and long term disability coverage and out of country medical coverage (“Benefit Plans”); and (f) any other change in the terms and conditions of Dr. Bath’s employment that would constitute a constructive dismissal at common law (each such circumstance, a “Triggering Event”).

In the event that Dr. Bath’s employment with the Company is terminated: (a) by Dr. Bath within three months after a Triggering Event where just cause for the Company to terminate Dr. Bath’s employment does not exist; or (b) by the Company within 3 months preceding or the 12 months subsequent to a Change of Control where just cause does not exist and other than (i) in response to a resignation by Dr. Bath that is not a resignation set out in (a) above; and (ii) where a Successor offers to employ or engage Dr. Bath immediately following a Change of Control on terms and conditions that, on the whole, are at least as favourable to Dr. Bath as she enjoyed immediately prior to the earlier of the termination date and the Change of Control, excluding the terms of the Change of Control Agreement (either such termination, an “Involuntary Termination”), then the Change of Control Agreement entitles Dr. Bath to receive: (c) an amount equal to 24 months of her salary; (d) an amount equal to double the full target bonus entitlement for the fiscal year in which the Involuntary Termination occurred as well as any earned but unpaid bonus entitlement for the fiscal year preceding the Involuntary Termination.

In addition, if an Involuntary Termination occurs, Dr. Bath’s rights and entitlements under any incentive plans will vest on an accelerated basis and the exercise of all right will be determined by the terms and conditions of such incentive plans, and the Company will continue to provide Dr. Bath with coverage under Benefit Plans for a period of 18 months following such Involuntary Termination, subject to Dr. Bath’s timely election of continued coverage.

The following table sets forth an estimated aggregate amount that Dr. Bath would have been entitled to receive pursuant to the Change of Control Agreement (assuming the continuation of coverage under all applicable Benefits Plans) if an Involuntary Termination had occurred on April 30, 2026:

Change of control compensation based on salary and discretionary bonus ($)	Entitlements under incentive plans	Total ($)
2,568,118	—	2,568,118

R. Scott Areglado

Pursuant to the terms of the Areglado Employment Agreement: (a) the Company may terminate the employment of Mr. Areglado without cause, upon which Mr. Areglado shall be entitled to: (i) any earned but unpaid base salary and vacation pay up to and including the effective date of termination; (ii) the equivalent of eight (8) months of the annual base salary in effect at the time of termination; and (iii) continuation of health insurance coverage (COBRA) for eight (8) months after the date of termination in the event Mr. Areglado has elected to receive insurance continuation coverage; and (b) in the event that Mr. Areglado’s employment is terminated for Just Cause, Mr. Areglado shall not be entitled to the payment of any benefits or severance other than any earned but unpaid base salary and vacation pay up to and including the effective date of termination and the payment of any other entitlements pursuant to applicable employment legislation. If within twelve (12) months following the occurrence of a Change of Control, Mr. Areglado’s employment is terminated by the Company without cause, or within three (3) months following the occurrence of a Change of Control, Mr. Areglado terminates his employment with the Company for Good Reason, he shall be entitled to: (i) the termination entitlements described above (including salary continuation for twelve (12) months); (ii) a lump sum payment equal to 75% of the Employee's bonus at target paid with sixty days of Employee's separation date; and (iii) equity acceleration: accelerate vesting of all stock options, restricted stock units and other equity incentive compensation held by Mr. Areglado at the applicable time, such that all such securities of the Company held by Mr. Areglado on the effective date of termination shall be fully vested.

The following table sets forth the estimated amounts payable to Mr. Areglado under certain circumstances in the event that a termination of his employment has occurred on April 30, 2026:

Compensation Element	Termination Without Cause	Termination for Just Cause	Termination following a Change of Control
Base Salary	U.S.$286,667	None	U.S.$430,000
Annual Bonus	None	None	U.S.$129,000

Pursuant to the Areglado Employment Agreement:

1.
“Just Cause” means any wrongful or inappropriate conduct of R. Scott Areglado in the performance of his roles and responsibilities as CFO of the Company;

2.
“Change of Control” means that an individual, partnership, body corporate, limited liability company, association, trust or a personal representative or group of any of the foregoing acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation or otherwise), directly or indirectly, in one transaction or in a series of related transactions:
i.
the direct or indirect ownership of, or control or direction over, more than 50% of the voting securities of the Company and as a result of which are in a position to exercise effective control over the Company for the first time; or
ii.
all or substantially all of the Company’s assets; and

a.
“Good Reason” means the occurrence of any of the following events without R. Scott Areglado’s prior written consent:

i.
a material change in R. Scott Areglado’s overall authority and responsibilities with the Company including a material and fundamental change in the nature or scope of the duties of R. Scott Areglado as CFO of the Company;
ii.
a material decrease in R. Scott Areglado’s base salary, benefits, or annual bonus compensation opportunity;
iii.
a requirement that R. Scott Areglado relocate to or be based at a location which is fifty (50) miles or more from the location where he was based immediately prior to the Change of Control; or
iv.
any other change in the terms and conditions of R. Scott Areglado’s employment that would constitute a constructive discharge.

Dr. Thomas Lynch

Pursuant to the terms of the Lynch Employment Agreement: (a) the Company may terminate the employment of Dr. Lynch without cause, upon which Dr. Lynch shall be entitled to: (i) any earned but unpaid base salary and vacation pay up to and including the effective date of termination; and (ii) the equivalent of six (6) months of the annual base salary in effect at the time of termination.

The following table sets forth the estimated amounts payable to Dr. Lynch under certain circumstances in the event that a termination of his employment has occurred on April 30, 2026:

Compensation Element	Termination Without Cause	Termination for Just Cause	Termination following a Change of Control
Base Salary	U.S.$205,000	None	None
Annual Bonus	None	None	None

Pursuant to the Lynch Employment Agreement:

1.
“Just Cause” means any wrongful or inappropriate conduct of Thomas Lynch in the performance of his roles and responsibilities as CBO of the Company;

Kari Graber

Pursuant to the terms of the Graber Employment Agreement: (a) the Company may terminate the employment of Ms. Graber without cause, upon which Ms. Graber shall be entitled to: (i) any earned but unpaid base salary and vacation pay up to and including the effective date of termination; (ii) the equivalent of six (6) months of the annual base salary in effect at the time of termination; (iii) one-half of Ms. Graber’s target annual bonus entitlement in the year in which the termination occurs; and (iv) continuation of health insurance coverage (COBRA) for six (6) months after the date of termination in the event Ms. Graber has elected to receive insurance continuation coverage; and (b) in the event that Ms. Graber’s employment is terminated for Just Cause, Ms. Graber shall not be entitled to the payment of any benefits or severance other than any earned but unpaid base salary and vacation pay up to and including the effective date of termination and the payment of any other entitlements pursuant to applicable employment legislation. If within twelve (12) months following the occurrence of a Change of Control, Ms. Graber’s employment is terminated by the Company without cause, or within three (3) months following the occurrence of a Change of Control, Ms. Graber terminates her employment with the Company for Good Reason, she shall be entitled to receive all entitlements payable in the event of a termination by the Company without cause as described above, in addition to accelerate vesting of all stock options, restricted stock units and other equity incentive compensation held by Ms. Graber at the applicable time, such that all such securities of the Company held by Ms. Graber on the effective date of termination shall be fully vested.

The following table sets forth the estimated amounts payable to Ms. Graber under certain circumstances in the event that a termination of her employment has occurred on April 30, 2026:

Compensation Element	Termination Without Cause	Termination for Just Cause	Termination following a Change of Control
Base Salary	U.S.$150,000	None	U.S.$150,000
Annual Bonus	U.S.$45,000	None	U.S.$45,000

Pursuant to the Graber Employment Agreement:

1.
“Just Cause” means any wrongful or inappropriate conduct of Kari Graber in the performance of her roles and responsibilities as VP of Commercial Services of the Company;

2.
“Change of Control” means that an individual, partnership, body corporate, limited liability company, association, trust or a personal representative or group of any of the foregoing acquires, beneficially or otherwise (whether by purchase, exchange, amalgamation, merger, consolidation or otherwise), directly or indirectly, in one transaction or in a series of related transactions:
i.
the direct or indirect ownership of, or control or direction over, more than 50% of the voting securities of the Company and as a result of which are in a position to exercise effective control over the Company for the first time; or
ii.
all or substantially all of the Company’s assets; and

3.
“Good Reason” means the occurrence of any of the following events without Kari Graber’s prior written consent:

i.
a material change in Kari Graber’s overall authority and responsibilities with the Company including a material and fundamental change in the nature or scope of the duties of Kari Graber as VP of Commercial Services of the Company;
ii.
a material decrease in Kari Graber’s base salary, benefits, or annual bonus compensation opportunity;
iii.
a requirement that Kari Graber relocate to or be based at a location which is fifty (50) miles or more from the location where she was based immediately prior to the Change of Control; or
iv.
any other change in the terms and conditions of Kari Graber’s employment that would constitute a constructive discharge.

Except as disclosed in this Annual Report, no other NEO is entitled to any other benefits upon termination of their employment or a change of control of the Company.

Oversight and Description of Director and NEO Compensation

The Company’s executive compensation program is administered by the Compensation, Nomination and Governance Committee. The Compensation, Nomination and Governance Committee’s responsibilities include reviewing and making recommendations to the Board with respect to the adequacy and form of compensation to all executive officers and directors of the Company, making recommendations to the Board in respect of granting of stock options and restricted stock units to management, directors, officers and other employees and consultants of the Company, and monitoring the performance of the Company’s executive officers. On October 14, 2024, the Remuneration and Nomination Committee and the Governance Committee were merged to form the Remuneration, Nomination and Governance Committee. In April 2025, the Remuneration, Nomination and Governance Committee’s name was changed to the Compensation, Nomination and Governance Committee. The Compensation, Nomination and Governance Committee performs the functions and has the mandate of the former Remuneration and Nomination Committee and the former Governance Committee. The members of the Compensation, Nomination and Governance Committee are Dirk Witters and Jon Lieber, each of whom are independent within the meaning of Section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”) and individually and collectively possess the requisite knowledge, skill and experience in governance and compensation matters, including human resource management, executive compensation matters and general business leadership, to fulfill the committee’s mandate.

Executive compensation awarded to the NEOs consists of a combination of base salary, short-term cash incentives, and options and restricted stock units granted under the stock incentive plan. The Company does not presently have a long-term incentive plan for its NEOs. There is no policy or target regarding allocation between cash and non-cash elements of the Company’s compensation program.

In setting compensation rates for NEOs, the Company compares the amounts paid to them with the amounts paid to executives in comparable positions at other comparable companies. The Company’s compensation payable to the NEOs is based upon, among other things, the responsibility, skills, and experience required to carry out the functions of each position held by each NEO and varies with the amount of time spent by each NEO in carrying out his or her functions on behalf of the Company. The grant of stock options and restricted stock units, as a key component of the executive compensation package, enables the Company to attract and retain qualified executives. Stock option and restricted stock unit grants are based on the total of awards available under the Company's Stock Incentive Plan. In granting awards, the Board reviews the total of awards available under the Company's Stock Incentive Plan, recommends grants to newly retained executive officers at the time of their appointment, and considers recommending further grants to executive officers from time to time thereafter. The amount and terms of outstanding awards held by an executive are taken into account when determining whether and how new awards should be granted to the executive. The exercise periods, if applicable, are to be set at the date of grant. The awards grants may contain vesting provisions in accordance with the Company’s Stock Incentive Plan.

Except as otherwise disclosed herein, the Company did not make any changes to its compensation policies during or after the fiscal year ended April 30, 2026.

Directors, officers, and employees of the Company are not prohibited from the practice of selling “short” securities of the Company and the practice of buying or selling a “call” or “put” or any other derivative security or financial instrument in respect of any securities of the Company.

The Compensation, Nomination and Governance Committee reviews, from time to time and at least once annually, the risks, if any, associated with the Company’s compensation program at such time. As at the date hereof, the Compensation, Nomination and Governance Committee has not identified any risks associated with the Company’s compensation program that would be reasonably likely to have a material adverse effect on the Company. Under the compensation program, the Compensation, Nomination and Governance Committee and the Board consider risks associated with executive compensation and does not believe that the Company’s executive compensation policies and practices encourage its executive officers to take inappropriate or excessive risks. Aside from a fixed base salary and fixed or discretionary bonus, NEOs are compensated through the granting of options and restricted stock units which is compensation that is both “at risk” and associated with long-term value creation. The value of such compensation is dependent upon shareholder return over the applicable vesting period, which reduces the incentive for executives to take inappropriate or excessive risks as their long-term compensation is at risk.

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

As of April 30, 2026, we did not have any service contracts with any of our independent directors.

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

Composition of the Audit Committee

The members of the Audit Committee are Jon Lieber (Chair) and Dirk Witters. All members are independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules and as defined in National Instrument 52-110 - Audit Committees “NI 52-110” adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52-110). [The Audit Committee meets regularly on at least a quarterly basis. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by resolution of the Board.]

The Board has determined that Jon Lieber and Dirk Witters each qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

Relevant Education and Experience

All of the Audit Committee members Jon Lieber and Dirk Witters are senior-level professionals with experience in financial matters; each has a broad understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles.

For further relevant education and experience of Messrs. Jon Lieber and Dirk Witters refer to their respective biographies. See Item 6.A – Directors and Senior Management - Directors, Senior Management and Employees.

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

Composition of the Remuneration and Nomination Committee

The members of the Remuneration and Nomination Committee are Dirk Witters (Chair) and Jon Lieber, all of whom are independent directors.

D. Employees

The following table sets forth the number of employees we had at the end of each fiscal period:

Fiscal Year Ended	Full Time	Part Time	Total
April 30, 2024	72	29	101
April 30, 2025	81	21	102
April 30, 2026	74	3	77

None of our employees are members in a labor union.

E. Share Ownership

As of July 22, 2026, the NEOs named in this Annual Report as well as our current directors and executive officers, as a group, beneficially owned a total of 1,254,178 Common Shares, representing beneficial ownership of 3% of the Common Shares.

The table below sets forth the number of Common Shares beneficially owned by the NEOs named in this Annual Report as well as our directors and executive officers as of July 22, 2026. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options that are exercisable within 60 days from the above date, including “out-of-the money” options. The percentages shown below are based on 46,987,296 outstanding Common Shares as of July 22, 2026.

Shareholdings of Directors and Executive Officers

Name of Beneficial Owner	Common Shares Held	Exercisable Options	Convertible RSUs	Exercisable Warrants	Number of Common Shares Beneficially Owned	Percent of Outstanding Common Shares
Dr. Jennifer Bath	498,118	527,327	—	—	1,025,445	2.18%
Dirk Witters	1,950	52,222	11,500	—	65,672	0.14%
Jon Lieber	7,807	—	1,278	—	9,085	0.02%
R. Scott Areglado	26,500	—	—	—	26,500	0.06%
Thomas Lynch	41,026	—	—	—	41,026	0.09%
Kari Graber	700	73,750	—	—	74,450	0.16%
Shuji Sato	—	12,000	—	—	12,000	0.03%

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

The Company has adopted an incentive compensation recovery policy effective October 2, 2023 (“Incentive Compensation Recovery Policy”) as required by Nasdaq listing rules and pursuant to Rule 10D-1 of the Exchange Act. The Incentive Compensation Recovery Policy is filed as Exhibit 97.1 to this Annual Report. At no time during or after the fiscal year ended April 30, 2026 (as of the date of this Annual Report), was the Company required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Incentive Compensation Recovery Policy and, as of April 30, 2026, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Incentive Compensation Recovery Policy to a prior restatement.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

To our best knowledge, the following are our only shareholders that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to our Common Shares as of July 22, 2026.

Name of Shareholder	Number of Common Shares	Percentage of Common Shares
Charmquark TWEE & Charmquark EEN	3,716,730	7.91%
INGALLS & SNYDER LLC	2,729,122	5.81%
(1)
Comprised of (a) 1,828,365 Common Shares held by Charmquark TWEE and (b) 1,828,365 Common Shares held by Charmquark EEN. Based on information provided in the Schedule 13G/A filed by Charmquark TWEE and Charmquark EEN with the SEC on January 24, 2025.
(2)
Based on information provided in the Schedule 13G/A filed by INGALLS & SNYDER LLC with the SEC on April 23, 2026.

On April 14, 2022, the Company completed the acquisition of control over BioStrand BV, BioKey BV, and BioClue BV (hereinafter collectively referred to as “BioStrand”), a group of Belgian biotech entities and pioneers in the field of bioinformatics and biotechnology, through its wholly owned subsidiary ImmunoPrecise Netherlands B.V. The Company paid a consideration of approximately €20 million to the vendors, consisting of an aggregate of 4,077,774 Common Shares, resulting in Charmquark TWEE and Charmquark EEN each carrying more than 5% of our outstanding Common Shares, and a cash payment of approximately €3,734,500. The consideration also includes a contingent earnout payment based on the profitability of BioStrand over a 7-year period, which shall not exceed in total €12 million.

We are a publicly owned company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly.

All shareholders have the same voting rights as all other shareholders of the Company. We are not aware of any arrangement, the operation of which may result in a change of control of us.

B. Related Party Transactions

To our knowledge, none of our directors or executive officers, nor any of our subsidiaries or insiders, nor any of our shareholders owning more than 10% of our voting shares, and no person with ties to any of the aforementioned, nor any member of the same group, has had or expects to have an interest in any transactions concluded since the beginning of our fiscal year ended April 30, 2024 that has had or could have a material impact on us, or in any projected transactions, except as described below.

Fiscal Year Ended 2026

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments based on 20% of the EBITDA of BioStrand, as defined in the share purchase agreement, over a 7-year period, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned. As of April 30, 2026, no amount has been earned or paid on the Company's contingent earnout related to the BioStrand acquisition.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

This Annual Report contains the Company’s our audited consolidated financial statements as at and for the year ended April 30, 2026, the year ended April 30, 2025, and the year ended April 30, 2024. The audit reports of Davidson and Company, LLP ("Davidson") and Grant Thornton LLP ("Grant Thornton") are included therein.

Legal Proceedings and Regulatory Actions

As of the end of financial year ended April 30, 2026, the Company is not aware of: (a) any legal proceedings to which it is a party, or by which any of its property is subject, which would be material to it and are not aware of any such proceedings being contemplated; (b) any penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor making an investment decision; and (c) any settlement agreements that it has entered into before a court relating to securities legislation or with a securities regulatory authority.

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended April 30, 2026.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Common Shares are listed and posted for trading on Nasdaq under the symbol “HYFT”.

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

Advance Notice Policy

On July 12, 2017, the Board adopted an advance notice policy (the “Advance Notice Policy”), which was approved by the Company’s shareholders on August 30, 2017. The purpose of the Advance Notice Policy is to provide a clear process for the shareholders, directors and management of the Company to follow when nominating directors of the Company. The Advance Notice Policy is meant to ensure that shareholders receive adequate notice of director nominations and sufficient information regarding all director nominees and to allow shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

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
•
IPA Europe Sale Agreement; and
•
Jones ATM agreement

Global Guarantee Agreement

See Item 5.B – Liquidity and Capital Resources – Financing Activities – Fiscal Year Ended 2024 Transactions

Material Transfer and Evaluation Agreement

See Item 4.A – Events in the Development of the Business – Fiscal Year Ended 2025 - Recent Developments

IPA Europe Sale Agreement

See Item 4.A – Events in the Development of the Business – Principal Capital Expenditures and Divestitures – Fiscal Year Ended

2026 – Netherlands Asset Sale

Jones ATM Agreement

See Item 4.A – Events in the Development of the Business – Fiscal Year Ended 2026 – Funding – ATM Offering

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

Passive Foreign Investment Company Rules

If we were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. We believe that we were not a PFIC for our tax year ended April 30, 2026, and we have not yet made a determination regarding our potential classification as a PFIC for our tax year. While we do not intend to become a PFIC for our current tax year or in the future, based on the cash raised in one or more offerings and current business plans and financial expectations, we may be a PFIC for our current tax year and may be a PFIC in the future. Our PFIC classification for our current or future tax years may depend on, among other things, how quickly we may raise cash pursuant to one or more offerings, the manner in which, and how quickly, we utilize our cash on hand and the cash proceeds received from any such offerings, as well as on changes in the market value of our Common Shares. Whether we are a PFIC for any taxable year will also depend on the composition of our income and the composition, nature and value of our assets from time to time (including the value of our goodwill, which may be determined by reference to the value of our Common Shares, which could fluctuate). No opinion of legal counsel or ruling from the IRS concerning our status as a PFIC has been obtained or is currently planned to be requested. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by us (or any of our non-U.S. subsidiaries) concerning our (or its) PFIC status. Each U.S. Holder should consult its own tax advisors regarding our PFIC status of the PFIC status of each of our non-U.S. subsidiaries.

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

Distributions on Common Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share (including any constructive distribution) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits”, as computed for U.S. federal income tax purposes. Dividends paid by a foreign corporation generally are taxable at ordinary income rates unless they constitute "qualified dividend income." Dividends will not constitute qualified dividend income if the company is a PFIC for the taxable year in which the dividend is paid or for the preceding taxable year. Accordingly, if we are a PFIC for the year of the distribution or the prior year, dividends generally will be taxable at ordinary income rates. To the extent that a distribution exceeds our current and accumulated “earnings and profits”, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares. (See “Sale or Other Taxable Disposition of Common Shares” below). However, we do not intend to maintain the calculations of our earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder therefore should assume that any distribution by us with respect to the Common Shares will constitute dividend income. Dividends received on Common Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction” generally applicable to corporations. Subject to applicable limitations and provided we are eligible for the benefits of the Canada-U.S. Tax Treaty or the Common Shares are readily tradable on a

United States securities market, dividends paid by us to non-corporate U.S. Holders, including individuals, in respect of Common Shares generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year as described above. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a number of financial risks arising through the normal course of business, including credit risk, currency risk, and liquidity risk. Refer to Note 16 of our audited consolidated financial statements for Fiscal 2026 (for the years ended April 30, 2026, 2025, and 2024).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. to D.

None.

E. Use of Proceeds

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

A. Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed disclosure controls and procedures or have caused them to be designed under their supervision. Such procedures are designed to ensure that material information relating to the Company and its consolidated subsidiaries is made known to the CEO and CFO by others within the Company, and such disclosure controls and procedures were established in order to provide reasonable assurance that:

•
material information relating to the Company is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and
•
information required to be disclosed by the Company in its annual filings, interim filings or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Our management, with the participation of our CEO and CFO, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act), as of the period ended April 30, 2026, the end of the period covered by this Annual Report on Form 20-F. Based on such evaluation, our CEO and CFO have identified and concluded that, as of such date, our disclosure controls and procedures were not effective because of a material weakness in our internal control over financial reporting as described below. As of April 30, 2026, this remains unremediated.

Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Management identified the following material weakness in internal control over financial reporting in the prior year, which continues to exist at April 30, 2026:

Management concluded that we did not have sufficient resources to assist in identifying, evaluating and addressing complex technical accounting issues that affect our consolidated financial statements on a timely basis.

Ongoing Remediation Efforts to Address the Identified Material Weakness

Management, with oversight from the Audit Committee of our Board of Directors, is taking steps to remediate the control deficiencies which resulted in the material weakness described above by designing and implementing remediation measures intended to address the material weakness identified, by implementing subject matter expert reviews to our internal control over financial reporting. The remediation measures intended to correct the material weakness include engaging expert and subject matter consultants on such complex accounting issues that may arise, as well as providing additional in-house training to personnel to support internal controls over financial reporting. With the additional measures, we intend to enhance our technical accounting expertise within the Company to better identify and address complex technical accounting issues if and when they arise.

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

Management of the Company, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and has used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013) (COSO) to evaluate the effectiveness of our controls for the period covered by this Annual Report. Based on this evaluation, management concluded that our internal controls over financial reporting were not effectively designed as at April 30, 2026 and did not provide a reasonable assurance of the reliability of our financial reporting and preparation of financial statements.

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

C. Attestation Report of Registered Public Accounting Firm

The Company is neither an accelerated filer nor a large accelerated filer. As such, this Annual Report does not require or include an attestation report from our registered public accounting firm on management's assessment of our internal control over financial reporting.

D. Changes in Internal Controls Over Financial Reporting

We are working towards implementing processes and procedures to address the material weakness noted above. Other than changes in personnel, there were no changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act for the period ended April 30, 2026, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Jon Lieber (Chairman) and Dirk Witters, each qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of The Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of The Nasdaq Stock Market Rules).

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

There were no amendments, or waivers granted in respect of, the Code of Ethics and Business Conduct during the fiscal year ended April 30, 2026. The Code of Ethics and Business Conduct is available at https://ir.mindwalkai.com/governance/governance-documents/default.aspx. Amendments to the Code of Ethics and Business Conduct and waivers, if any, for executive officers will be disclosed on the Company’s website. Except for the Code of Ethics and Business Conduct, no information contained on the Company’s website or any other site shall be incorporated by reference into this Annual Report or in the documents incorporated by reference herein or attached as exhibits hereto.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate fees paid and payable to our external auditor, Davidson during financial year ended April 30, 2026 and our prior auditor, Grant Thornton during the financial year ended April 30, 2025, were as follows:

	2026 Fee Amount ($)	2025 Fee Amount ($)
Audit Fees(1)	$398,394	$486,534
Audit-Related Fees(2)	$84,002	$37,118
Tax Fees(3)	$—	$112,123
All Other Fees(4)	$—	$4,316
Total:	$482,396	$640,091

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

Pre-Approval Policies and Procedures

From time to time, management recommends and request approval from the Audit Committee for audit and non-audit services to be provided by the Company’s independent registered public accounting firm. The Audit Committee satisfies the pre-approval requirement if: (a) the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer’s external auditor during the financial year in which the services are provided; (b) the Company or the subsidiary of the Company, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and (c) the services are promptly brought to the attention of the Audit Committee and approved by the Audit Committee or by one or more of its members to whom authority to grant such approvals has been delegated by the Audit Committee, prior to the completion of the audit.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On October 9, 2025, the Company announced that its Board of Directors authorized a share repurchase program under which the Company may repurchase up to 2,300,000 of its issued and outstanding Common Shares, representing approximately 5% of the 46,154,188 Common Shares outstanding as of the date of the program’s announcement. The program commenced on October 15, 2025 and continues until the earlier of October 15, 2026, or the date on which the maximum number of Common Shares has been repurchased. Repurchases, if any, may be made from time to time in the open market at prevailing market prices, with the timing, volume and manner of repurchases determined at the Company's discretion. The Company intends to fund any repurchases from existing cash and cash equivalents, short-term investments, future cash flows, or financing activities. The program is discretionary, does not obligate the Company to repurchase any specific number of Common Shares, and may be modified, suspended, or discontinued at any time without prior notice.

During the fiscal year ended April 30, 2026, the Company did not repurchase any Common Shares under the program. As of April 30, 2026, the maximum number of Common Shares that may yet be purchased under the program was 2,300,000.

ITEM 16F. CHANGE IN COMPANY’S CERTIFYING ACCOUNTANT

On June 13, 2025, the Company received notice of the resignation of Grant Thornton as auditor, effective with the completion of the Company's annual audit for the year ended April 30, 2025. Grant Thornton was approved as the Company's auditor in 2021.

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

As more fully described in Item 15. Controls and Procedures, of this Form 20-F, we have identified a material weakness that existed as of April 30, 2025, related to insufficient resources to assist us in identifying, evaluating and addressing complex technical accounting issues. As a result of this material weakness, management concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of April 30, 2025.

During the fiscal years ended April 30, 2025, and April 30, 2024 and through the date of filing (July 29, 2025), there has been no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreement if not resolved to the satisfaction of Grant Thornton, would have caused it to make references to the subject matter of the disagreement in connection with its report.

The resignation of Grant Thornton, effective with completion of annual audit for the period ended April 30, 2025 and the selection of Davidson, as successor auditor, for the fiscal year of 2026, was considered and recommended by Audit Committee and the Board of Directors.

On July 29, 2025, the Board approved, on the recommendation by the Audit Committee, the appointment of Davidson as the Company’s new independent registered public accounting firm for the fiscal year ending April 30, 2026, effective immediately. During the Company’s two most recent fiscal years ended April 30, 2025, and 2024 and the subsequent interim periods through July 29, 2025, neither the Company nor anyone acting on its behalf consulted with Davidson with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and Davidson did not provide either a written report or oral advice to the Company that Davidson concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) (a) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(2) of Form 20-F and the related instructions) or (b) a “reportable event” as described in Item 304(a)(1)(v) of Regulation S-K.

ITEM 16G. CORPORATE GOVERNANCE

The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and its common shares are listed on Nasdaq. Nasdaq Marketplace Rule 5615(a)(3) permits a foreign private issuer to follow its home country practices in lieu of certain requirements in the Nasdaq Listing Rules. A foreign private issuer that follows home country practices in lieu of certain corporate governance provisions of the Nasdaq Listing Rules must disclose each Nasdaq corporate governance requirement that it does not follow and include a brief statement of the home country practice the issuer follows in lieu of the Nasdaq corporate governance requirement(s), either on its website or in its annual filings with the Commission. A description of the significant ways in which the Registrant’s corporate governance practices differ from those followed by domestic companies pursuant to the applicable Nasdaq Listing Rules is disclosed on the Registrant’s website at www.mindwalkai.com under “Investor Relations/ Corporate Governance/ Nasdaq Statement of Corporate Governance Differences” and are also indicated below:

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

Rule 5605(d)(2) also requires the formal written compensation committee charter of an issuer to specify that the compensation committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the compensation committee only after taking into consideration the specific factors enumerated in Rule 5605(d)(3)(D). In lieu of following Rule 5605(d)(2), the Company has elected to follow Canadian practices. The Charter of the Remuneration and Nomination Committee of the Company provides that the Remuneration and Nomination Committee can engage, at the expense of the Company, any external professional or other advisors which it determines necessary in order to carry out its duties but does not specify the factors to be considered as required by Rule 5605(d)(3)(D).

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

The Company has implemented multiple measures to combat and reduce the risk of cybersecurity threats and cybersecurity incidents such as:

•
Engaging an IT Director in-house, who is available to respond immediately in the event of any cybersecurity threat or cybersecurity incident;
•
Developing internal System Use Policy and Information Security Policy reviewed by the CFO and IT Director and enhancing email scrutiny through a third-party security service provider to identify potential threats;
•
Implementing informal educational outreach programs including email reminders to educate staff about certain cybersecurity risks; and
•
Engaged a third party consultant to evaluate our Cybersecurity framework

•
Perform an annual review with the Audit Committee

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Form 20-F:

Financial Statements

Description	Page

Consolidated Financial Statements and Notes	F-1- F-38

Exhibit
No. Item	Description of Exhibit
1.1	Notice of Articles and Articles of Incorporation, (incorporated by reference to Exhibit 4.1 to the Company’s Form F-3 filed with the SEC on July 10, 2023)
1.2	Certificate of Change of Name (incorporated by reference to Exhibit 4.2 to the Company’s Form F-3 filed with the SEC on July 13, 2026)
2.1	Description of securities registered under Section 12 of the Exchange Act
2.2	Convertible Debenture between ImmunoPrecise Antibodies Ltd. and YA II PN, Ltd., dated July 16, 2024 (incorporated by reference to Exhibit 2.2 to the Company's 20-F filed with the SEC on July 29, 2024)
4.1	Stock Option Plan (incorporated by reference to exhibit 99.1 of Form 6-K filed on April 21, 2023)
4.2

Open Market Sales Agreement between ImmunoPrecise Antibodies Ltd. and Jefferies LLC, dated August 15, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on August 15, 2023)

4.3

Underwriting Agreement between ImmunoPrecise Antibodies Ltd. and the Benchmark Company LLC, dated December 5, 2023 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on December 5, 2023)

4.4

Sales Agreement between ImmunoPrecise Antibodies Ltd. and Clear Street LLC, dated February 23, 2024 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on February 23, 2024)

4.5

Securities Purchase Agreement between ImmunoPrecise Antibodies Ltd. and YA II PN, Ltd., dated July 16, 2024 (incorporated by reference to Exhibit 4.5 to the Company's 20-F filed with the SEC on July 29, 2024)

4.6

Registration Rights Agreement between ImmunoPrecise Antibodies Ltd. and YA II PN, Ltd., dated July 16, 2024 (incorporated by reference to Exhibit 4.6 to the Company's 20-F filed with the SEC on July 29, 2024)

4.7

Global Guaranty Agreement between ImmunoPrecise Antibodies (Canada) Ltd., ImmunoPrecise Antibodies (Europe) B.V., BioStrand BV, and YA II PN, LTD., dated July 16, 2024 (incorporated by reference to Exhibit 4.7 to the Company's 20-F filed with the SEC on July 29, 2024)

4.8

Material Transfer and Evaluation Agreement, dated October 2, 2024, between ImmunoPrecise Antibodies Ltd. and

Biotheus Inc. (incorporated by reference to Exhibit 4.8 to the Company's 20-F filed with the SEC on July 29, 2025)

4.9	Securities Purchase Agreement among AVS Bio Netherlands B.V., ImmunoPrecise Netherlands B.V., ImmunoPrecise Antibodies (Europe) B.V., and ImmunoPrecise Antibodies Ltd., dated August 6, 2025
4.10

Sales Agreement between MindWalk Holdings Corp. and JonesTrading Institutional Services LLC, dated November 7, 2025 (incorporated by reference to Exhibit 10.1 to the Company’s Form 6-K filed with the SEC on November 7, 2025)

8.1	List of Subsidiaries of MindWalk Holdings Corp.
11.1	Insider Trading Policy (incorporated by reference to Exhibit 11.1 to the Company’s 20-F filed with the SEC on July 29, 2025)
12.1	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934
12.2	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Davidson & Company LLP
15.2	Consent of Grant Thornton LLP
16.1	Concurrence letter from Grant Thornton to IPA
97.1	Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Company's 20-F filed with the SEC on July 29, 2024)
101.INS	XBRL Instant Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBLR Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File – (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MindWalk Holdings Corp

Date: July 22, 2026	By:	/s/ Jennifer Bath
	Name:	Jennifer Bath
	Title:	Chief Executive Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of MindWalk Holdings Corp. (formerly ImmunoPrecise Antibodies Ltd.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of MindWalk Holdings Corp, (the “Company”) as of April 30, 2026, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended April 30, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as April 30, 2026, and the results of its operations and its cash flows for the year ended April 30, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

We also have audited the adjustments to the 2025 and 2024 financial statements to retrospectively apply the change in accounting for discontinued operations as described in Note 2. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2025 and 2024 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2025 and 2024 financial statements taken as a whole.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants

Vancouver, Canada

Licensed Public Accountants

July 22, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

MindWalk Holdings Corp.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of MindWalk Holdings Corp. (formerly known as ImmunoPrecise Antibodies Ltd.) (a British Columbia limited company) and subsidiaries (the “Company”) as of April 30, 2025 and 2024, the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended April 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended April 30, 2025, in conformity with Financial Reporting Standards as issued by the International Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred net operating losses since its inception, including a $30.2 million net loss for the year ended April 30, 2025, and as of that date, the Company had $10.7 million in cash on hand. Further, the Company believes it will need additional capital to finance its operations and strategic goals. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ GRANT THORNTON LLP

We have served as the Company’s auditor from 2021 to 2025.

Houston, Texas

July 29, 2025, except for Note, 2 (e) Disposal of a Subsidiary, as to which the date is July 22, 2026

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

(in thousands)	Note	April 30, 2026 $	April 30, 2025 $
ASSETS
Current assets
Cash	16	11,348	10,665
Amounts receivable, net	16	2,529	4,115
Tax receivable		472	143
Inventory	17	492	2,095
Unbilled revenue		581	548
Prepaid expenses		798	1,188
		16,220	18,754
Restricted cash		126	126
Deposit on equipment		25	502
Property and equipment	7, 11	4,047	15,762
Deferred tax asset		958	—
Intangible assets	8	—	1,067
Goodwill	9	—	8,230
Total assets		21,376	44,441
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14, 16	4,178	5,283
Deferred revenue		1,073	1,090
Tax payable		81	475
Leases	11	457	1,850
Deferred acquisition payments	6	—	314
		5,789	9,012
Leases	11	3,069	11,553
Deferred income tax liability	22	769	250
Total liabilities		9,627	20,815
SHAREHOLDERS' EQUITY
Share capital	12	137,263	136,371
Contributed surplus	12	14,108	12,833
Accumulated other comprehensive income		3,121	3,216
Accumulated deficit		(142,743)	(128,794)
		11,749	23,626
Total liabilities and shareholders’ equity		21,376	44,441

Nature of operations and going concern (Note 1)

Approved and authorized on behalf of the Board of Directors on July 21, 2026

“Jonathan Lieber” Director “Dirk Witters” Director

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

		Year ended April 30,	Year ended April 30,	Year ended April 30,
(in thousands, except share data)	Note	2026 $	2025 $ Restated (Note 2)	2024 $ Restated (Note 2)
REVENUE		15,558	10,626	10,279
COST OF SALES		6,410	4,895	6,187
GROSS PROFIT		9,148	5,731	4,092
EXPENSES
Research and development		4,933	4,210	3,739
Sales and marketing		5,939	3,638	2,863
General and administrative		13,213	12,077	12,633
Impairment of Goodwill	9	—	—	11,161
Impairment of Intangible assets	8	—	21,184	3,870
Amortization of Intangible assets	8	—	1,530	2,366
		24,085	42,639	36,632
Loss before other income (expenses) and income taxes		(14,937)	(36,908)	(32,540)
OTHER INCOME (EXPENSES)
Accretion	6, 10	—	(10)	(19)
Grant and subsidy income	19	33	138	299
Interest and other (expense) income		87	(296)	22
Loss on disposal of discontinued operations	2	(511)	—	—
Unrealized foreign exchange (loss) gain		(224)	(555)	76
		(615)	(723)	378
Loss before income taxes		(15,552)	(37,631)	(32,162)
Income taxes	22	450	4,484	2,861
NET LOSS FROM CONTINUING OPERATIONS		(15,102)	(33,147)	(29,301)
NET INCOME FROM DISCONTINUED OPERATIONS	2	1,153	2,913	3,186
NET LOSS FOR THE YEAR		(13,949)	(30,234)	(26,115)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be subsequently reclassified to statements of loss
Exchange differences on foreign operations		40	1,139	(613)
COMPREHENSIVE LOSS FOR THE YEAR		(13,909)	(29,095)	(26,728)
LOSS PER SHARE FROM CONTINUING OPERATIONS– BASIC AND DILUTED		(0.33)	(0.99)	(1.14)
INCOME PER SHARE FROM DISCONTINUED OPERATIONS– BASIC AND DILUTED		0.02	0.09	0.12
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		46,381,559	33,385,499	25,635,526

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in Canadian dollars)

(in thousands, except share data)	Number of Shares	Share Capital $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Accumulated Deficit $	Total $
Balance, April 30, 2024	26,944,500	119,773	12,388	2,077	(98,560)	35,678
Shares issued pursuant to conversion of convertible debentures	5,893,768	4,370	—	—	—	4,370
Shares issued pursuant to ATM	13,315,850	12,228	—	—	—	12,228
Share-based expense	—	—	445	—	—	445
Comprehensive loss for the year	—	—	—	1,139	(30,234)	(29,095)
Balance, April 30, 2025	46,154,118	136,371	12,833	3,216	(128,794)	23,626
Shares issued pursuant to ATM	533,969	896	—	—	—	896
Shares issued for vesting on restricted share units	23,779	—	—	—	—	—
Reclassification to profit or loss on disposal of subsidiary	—	(4)	—	(135)	—	(139)
Share-based expense	—	—	1,275	—	—	1,275
Comprehensive loss for the year	—	—	—	40	(13,949)	(13,909)
Balance, April 30, 2026	46,711,866	137,263	14,108	3,121	(142,743)	11,749

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

(in thousands)	Note	2026 $	2025 $	2024 $
Operating activities:
Net loss for the year including discontinued operations		(13,949)	(30,234)	(26,115)
Adjustments not affecting cash:
Accretion	6, 10	—	10	19
Amortization and depreciation	7, 8, 11, 20	1,604	5,119	5,735
Asset impairment	11	—	21,184	15,031
Deferred income taxes	22	(177)	(3,935)	(1,773)
Foreign exchange		331	622	15
Gain on investment		—	(7)	(2)
Loss on disposal of subsidiary	2	511	—	—
Share-based expense	10, 11	1,275	445	1,535
		(10,405)	(6,796)	(5,555)
Changes in non-cash working capital related to operations:
Amounts receivable	16	(1,592)	(298)	(601)
Inventory	17	(53)	138	(102)
Unbilled revenue		(690)	(248)	360
Prepaid expenses		(397)	261	624
Accounts payable and accrued liabilities	14, 16	(216)	827	983
Sales and income taxes payable and receivable		236	8	733
Deferred revenue		654	(302)	374
Net cash used in operating activities		(12,463)	(6,410)	(3,184)
Investing activities:
Purchase of equipment	7	(398)	(799)	(1,397)
Security deposit on leases	8	—	—	(141)
Deferred acquisition payments	6	(312)	—	(146)
Proceeds on disposal of subsidiary	2	14,255	—	121
Net cash provided by (used in) investing activities		13,545	(799)	(1,563)
Financing activities:
Proceeds from share issuance, net of transaction costs	12	897	12,228	2,360
Proceeds from debenture	10	—	4,242	—
Repayment of principal on leases	11	(782)	(1,577)	(1,339)
Net cash provided by financing activities		115	14,893	1,021
Increase (decrease) in cash during the year		1,197	7,684	(3,726)
Foreign exchange		(514)	(438)	(1,095)
Cash – beginning of the year		10,791	3,545	8,366
Cash – end of the year		11,474	10,791	3,545
Cash is comprised of:
Cash		11,348	10,665	3,459
Restricted cash		126	126	86
		11,474	10,791	3,545
Cash paid for interest		—	—	—
Cash paid for income tax		—	2	—
Cash from discontinued operations:
Net cash used in operating activities		777	2,063	2,898
Net cash used in investing activities		(100)	(311)	(1,206)
Net cash used in financing activities		(359)	(1,299)	(1,069)

Supplemental cash flow information (Note 21)

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

1.
NATURE OF OPERATIONS AND GOING CONCERN

MindWalk Holdings Corp. (the "Company" or “MindWalk”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the Nasdaq Capital Market (“Nasdaq”) under the trading symbol “HYFT.” The Company changed its corporate name from ImmunoPrecise Antibodies Ltd. to MindWalk Holdings Corp. on September 3, 2025. The Company is a supplier of custom antibody discovery services. The address of the Company's corporate office is Industrious 823 Congress Ave Suite 300 Austin, Texas 78701, United States.

Going concern basis

The consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company has incurred operating losses since its inception, with a loss from continuing operations in the current year of $15.1 million (2025: $33.1 million, 2024: $29.3 million). At April 30, 2026, the Company has cash on hand of $11.4 million (2025: $10.8 million) and has accumulated a deficit of $142.7 million (2025: $128.8 million).

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, including expected operating performance, cash flow forecasts, available financing arrangements, and capital resources, for a period of at least twelve months from the date of approval of the financial statements.

The Company’s ability to continue as a going concern, realize its assets and discharge its liabilities in the normal course of operations, meet its corporate administrative expenses, continue development activities and support the operations of its subsidiaries is dependent upon its ability to generate positive cash flows from operations and/or obtain additional financing, if required. There can be no assurance that such financing will be available on terms acceptable to the Company.

These conditions indicate the existence of a material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets and liabilities that might result from the outcome of this uncertainty. Such adjustments could be material.

2.
BASIS OF PRESENTATION
(a)
Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB"), ("IFRS Accounting Standards") and include the material accounting policies as described in Note 3.

Certain items have been reclassified in the prior year financial statements to conform to the presentation and classification used in the current year. These reclassifications had no effect on the Company's consolidated operating results, financial position or cash flows.

On July 21, 2026, the Board of Directors approved these consolidated financial statements and authorized them for issuance.

Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

(b)
Basis of consolidation

These consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - April 30, 2026	% Equity Interest - April 30, 2025, and 2024	Country of Incorporation	Functional Currency
ImmunoPrecise Antibodies (Canada) Ltd. d/ba/ MindWalk Biologics	100%	100%	Canada	Canadian dollar
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (N.D.) LTD	100%	100%	USA	U.S. dollar
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA	U.S. dollar
Talem Therapeutics LLC ("Talem")	100%	100%	USA	U.S. dollar
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands	Euro
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe")	0%	100%	Netherlands	Euro
BioStrand B.V. d/b/a MindWalk	100%	100%	Belgium	Euro
Idea Family BV	100%	100%	Belgium	Euro
BioKey BV	100%	100%	Belgium	Euro
BioClue BV	100%	100%	Belgium	Euro

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

(c)
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

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

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

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

e)
Disposal of Subsidiary

On December 10, 2024, the Company's announced its intent to divest IPA Europe which represents the Company's Oss and Utrecht operation, located in the Netherlands. The transaction closed on August 6, 2025, and management determined that the disposal group met the criteria for classification as held for sale under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations (IFRS 5) on that date. Accordingly, the consolidated statement of loss, comprehensive loss and cash flows have been recast to reflect the impact of the transaction as required under the relevant standards including IFRS 5.

The following table summarizes the major classes of line items included in income from discontinued operations, net of tax, as a result of the divestiture of IPA Europe and reclassification to discontinued operations:

			Year Ended April 30,
(in thousands)	2026 $	2025 $	2024 $
REVENUE	4,737	13,894	14,239
COST OF SALES	2,130	6,077	6,278
GROSS PROFIT	2,607	7,817	7,961
EXPENSES
Research and development	125	643	304
Sales and marketing	123	752	687
General and administrative	832	2,658	2,952
Amortization of intangible assets	109	418	602
	1,189	4,471	4,545
Income before other income (expenses) and income taxes	1,418	3,346	3,416
OTHER INCOME (EXPENSES)
Grant income	6	44	31
Interest, accretion and other income	—	12	1
Unrealized foreign exchange gain (loss)	(4)	(38)	10
	2	18	42
Income before income taxes	1,420	3,364	3,458
Income taxes	(267)	(451)	(272)
NET INCOME FROM DISCONTINUED OPERATIONS	1,153	2,913	3,186

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

The following table summarizes the major classes of line items included in the statement of financial position as a result of the divestiture of IPA Europe and reclassification to discontinued operations on August 6,2025:

(in thousands)
ASSETS
Current assets
Cash	643
Amounts receivable, net	3,071
Inventory	1,665
Unbilled revenue	646
Prepaid expense	817

Deposit on equipment	486
Property and equipment	11,361
Intangible assets	951
Goodwill	8,297
Total assets	27,937
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	1,047
Deferred revenue	723
Income taxes payable	1,030
Leases	9,429

Total liabilities	12,229

Net assets included in discontinued operations	15,708
Total liabilities and shareholders’ equity

3.
MATERIAL ACCOUNTING POLICIES

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

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

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

Contract revenue:

Revenues from contracted services are generally recognized as the performance obligations are satisfied over time, and the related expenditures are incurred pursuant to the terms of the agreement. Contract revenue is recognized over time based on the input method, specifically the hours incurred. Revenue is recognized as the work progresses, in proportion to the amount of labor hours expended on the contract. For contracts with no enforceable right to payment when the contract is incomplete, contract revenue is recognized when the customers are satisfied with the service at the end of the contract and control of the product has been transferred to the customer. We apply the practical expedient outlined in IFRS 15, which allows us not to disclose information about remaining performance obligations as our contract duration is less than one year and we have the right to invoice for performance to date. The following table summarizes revenue recognized over time versus at a point in time for the years ended April 30:

		Years ended April 30,
Timing of recognition (in thousands)	2026 $	2025 $	2024 $
Point-in-time	15,405	10,397	10,035
Over time	153	229	244
	15,558	10,626	10,279

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

Recognition and Measurement

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

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

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL or if the Company has opted to measure them at FVTPL.

Classification and measurement IFRS 9
Cash and restricted cash	Amortized cost
Amounts receivable	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Convertible Debentures	Amortized cost
Deferred acquisition payments	Amortized cost

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

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

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

Property and equipment

Equipment and leasehold improvements are stated at cost, less accumulated depreciation and impairment losses. Depreciation is provided using the straight-line method over the following terms:

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

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

During the fiscal year ended April 30, 2024, the Company recorded an impairment of intangible assets charge of $3.9 million related to the BioStrand CGU. See Note 8 for more information.

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

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

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

During the fiscal year ended April 30, 2024, the Company recorded an impairment of goodwill charge of $11.2 million related to the BioStrand CGU. No impairment was recorded against goodwill for BioStrand for the year ended April 30, 2025. See Note 9 for more information.

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

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

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

Share issuance costs

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

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

4.
ADOPTION OF NEW ACCOUNTING STANDARDS

Standards not yet adopted

IFRS 18 - Presentation and Disclosure in Financial Statements

The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The Company is currently evaluating the impact of this standard to the financial statements.

This new standard is effective for reporting periods beginning on or after January 1, 2027.

Amendments to IFRS 9 and IFRS 7 – Amendments to the Classification and Measurement of Financial Instruments

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

These amendments clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance (ESG) targets); and make updates to the disclosures for equity instruments designated at Fair Value through Other Comprehensive Income (FVOCI). This amendment is not expected to have a significant impact to the financial statements.

These amendments are effective for annual periods beginning on or after January 1, 2026.

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

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations was allocated to three different CGUs, the Company’s Oss and Utrecht locations at IPA Europe, and BioStrand. The goodwill allocated to Oss and Utrecht was $3.3 million and $5.0 million, respectively, as of April 30, 2025. The goodwill allocated to Oss and Utrecht and BioStrand was $3.1 million, $4.6 million, respectively, as of April 30, 2024. The goodwill allocated to BioStrand was fully impaired as of April 30, 2024 and April 30, 2025 (see Note 9).

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

The Company performed its annual goodwill impairment test for April 2026 and no CGUs were identified as requiring impairment. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. See Note 9 for details on the weighted average cost of capital used in the assessments of the three CGUs.

Useful life of intangible assets

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

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

6.
ACQUISITION OF BIOSTRAND

On April 13, 2022, the Company acquired all the issued and outstanding shares of BioStrand BV, BioKey BV, BioClue BV and Idea Family SRL (collectively “BioStrand”) on terms as follows:

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

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

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

The deferred cash payments of €1.0 million was fair valued on the date of acquisition using a discounted cash flow model. The changes in the value of the subsequent payments during the years ended April 30, 2026, 2025 and 2024 are as follows:

(in thousands)	$
Balance, April 30, 2024	285
Foreign exchange	19
Accretion	10
Balance, April 30, 2025	314
Foreign exchange	(2)
Deferred acquisition payments	(312)
Accretion	—
Balance, April 30, 2026	—

The share purchase agreement related to the acquisition of BioStrand includes contingent earnout payments (see Note 18).

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

7.
PROPERTY AND EQUIPMENT (INCLUDING RIGHT OF USE ASSETS)

The table below includes both property and equipment and right-of-use assets.

(in thousands)	Computer Hardware $	Furniture & Equipment $	Building $	Automobile $	Leasehold Improvements $	Lab Equipment $	WIP - Leasehold Improvements $	Total $
Cost:
Balance, April 30, 2024	229	21	15,144	165	307	5,143	31	21,040
Additions	12	22	210	207	20	812	79	1,362
Disposals	—	—	—	(99)	—	—	—	(99)
Foreign exchange	40	2	820	18	9	300	—	1,189
Balance, April 30, 2025	281	45	16,174	291	336	6,255	110	23,492
Additions	136	1	—	126	—	626	125	1,014
Discontinued Operations	(205)	(39)	(12,852)	—	(148)	(4,425)	—	(17,669)
Disposals	(15)	—	—	(32)	—	—	—	(47)
Foreign exchange	(8)	1	211	4	2	(182)	—	28
Balance, April 30, 2026	189	8	3,533	389	190	2,274	235	6,818

Accumulated Depreciation:
Balance, April 30, 2024	146	6	1,831	112	102	2,147	—	4,344
Depreciation	66	8	1,922	67	65	788	—	2,916
Disposals	—	—	—	(99)	—	—	—	(99)
Foreign exchange	11	—	158	7	3	390	—	569
Balance, April 30, 2025	223	14	3,911	87	170	3,325	—	7,730
Depreciation	50	6	286	72	54	686	—	1,154
Discontinued Operations	(129)	(17)	(3,262)	—	(78)	(2,822)	—	(6,308)
Disposals	(15)	—	—	(32)	—	—	—	(47)
Foreign exchange	(11)	1	59	4	1	188	—	242
Balance, April 30, 2026	118	4	994	131	147	1,377	—	2,771

Net Book Value:
April 30, 2025	58	31	12,263	204	166	2,930	110	15,762
April 30, 2026	71	4	2,539	258	43	897	235	4,047

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

8.
INTANGIBLE ASSETS

Changes in the value of the intangible assets during the years ended April 30, 2026, 2025 and 2024 are as follows:

(in thousands)	Internally Generated Development Costs $	Intellectual Property $	Proprietary Processes $	Certifications $	Customer List $
Cost:
Balance, April 30, 2024	33	30,718	7,927	136	38,814
Impairments and disposals	—	(21,184)	(156)	—	(21,340)
Foreign exchange	—	1,435	552	10	1,997
Balance, April 30, 2025	33	10,969	8,323	146	19,471
Discontinued operations	—	(4,292)	(8,080)	(146)	(12,518)
Foreign exchange	—	175	8	—	183
Balance, April 30, 2026	33	6,852	251	—	7,136

Accumulated Amortization:
Balance, April 30, 2024	33	7,366	7,722	136	15,257
Amortization	—	1,895	53	—	1,948
Foreign exchange	—	641	548	10	1,199
Balance, April 30, 2025	33	9,902	8,323	146	18,404
Discontinued operations	—	(3,341)	(8,080)	(146)	(11,567)
Foreign exchange	—	291	8	—	299
Balance, April 30, 2026	33	6,852	251	—	7,136

Net Book Value:
April 30, 2025	—	1,067	—	—	1,067
April 30, 2026	—	—	—	—	—

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

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

During the year ended April 30, 2025, the Company recorded an impairment loss of $21.2 million for the BioStrand CGU. The loss was recorded as a reduction in the intangible assets in BioStrand and in the consolidated statements of loss. The primary factor for the impairment included a delay in expected cash flows of BioStrand due to the strategic plans and expected use of BioStrand's assets. The increased discount rate relates to additional forecast risk for the BioStrand CGU, as compared to period ended April 30, 2024.

9.
GOODWILL

The goodwill was acquired as a result of the acquisitions of U-Protein, IPA Europe and BioStrand. The changes in the value of goodwill during the fiscal years ended April 30, 2026, and 2025 are as follows:

(in thousands)	$
Balance, April 30, 2024	7,657
Foreign exchange	573
Balance, April 30, 2025	8,230
Disposal of subsidiary	(8,297)
Foreign exchange	67
Balance, April 30, 2026	—

Impairment testing

For annual impairment testing, goodwill is allocated to the following cash-generating units ("CGU"):

(in thousands)	April 30, 2026 $	April 30, 2025 $
Oss	—	3,272
Utrecht	—	4,958
	—	8,230

The recoverable amount of each CGU was based on value-in-use calculations and determined using a five-year forecast for Oss and Utrecht, followed by a terminal growth rate determined by management. The present value of the forecasted cash flows of each CGU is determined by applying a discount rate reflecting a current market assessment of the time value of money and risks specific to the CGU. The recoverable amount, growth rate assumptions and discount rates for each CGU as of April 30, 2025 are as follows:

	Recoverable amount		Terminal growth rates		Discount rates
(in thousands)	2026 $	2025 $	2026 $	2025 $	2026 $	2025 $
Oss	—	7,039	—	2.0%	—	22.0%
Utrecht	—	11,422	—	2.5%	—	19.0%
BioStrand	—	—	—	—	—	—

The terminal growth rates consider the average GDP growth rate of the Netherlands and Belgium. The discount rates reflect management’s assessment of market and specific risk of the CGU. Both the Oss and Utrecht CGUs operate in the same region and

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

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

In the current year the goodwill amounts were disposed of, as described in Note 2.

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

11.
LEASES

The Company has leases for lab and office space, automobiles and one item of lab equipment. Each lease is reflected in the consolidated statement of financial position as a right-of-use asset within property and equipment and a lease liability within Leases. The following is a schedule of the Company’s future minimum lease payments related to the equipment and automobiles under finance lease and the office lease obligation:

(in thousands)	$
2027	670
2028	670
2029	653
2030	605
2031	491
More than 5 years	1,295
Total minimum lease payments	4,384
Less: imputed interest	(858)
Total present value of minimum lease payments	3,526
Less: Current portion	(457)
Non-current portion	3,069

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

Total cash outflow for leases during the year ended April 30, 2026, was $0.8 million (2025 - $1.6 and 2024 - $1.3 million).

The nature of the Company’s leases by type of right-of-use asset as of April 30, 2026, is as follows:

Right-of-use asset type	No. of right-of- use assets leased	Range of remaining term	Average remaining lease term	No. of leases with extension options	No. of leases with options to purchase	No. of leases with variable payments linked to an index	No. of leases with termination options
Lab and office facilities	3	2.7 - 7.7 years	5.6 years	1	—	3	3
Automobiles	9	2.2 - 4.4 years	3.3 years	—	—	9	9
Lab equipment	2	3.8-4.0 years	3.9 years	—	2	2	2

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

During the year ended April 30, 2025, the Company recorded a right-of-use asset of $30 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

During the year ended April 30, 2025, the Company recorded a right-of-use asset of $29 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

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

During the year ended April 30, 2026, the Company recorded a right-of-use asset of $0.2 million upon commencement of a new lab equipment lease at the Victoria, the Canadian location. The lease includes an initial term of five years.

During the year ended April 30, 2026, the Company recorded a right-of-use asset of $24 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

During the year ended April 30, 2026, the Company recorded a right-of-use asset of $27 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

During the year ended April 30, 2026, the Company recorded a right-of-use asset of $29 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

During the year ended April 30, 2026, the Company recorded a right-of-use asset of $27 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

During the year ended April 30, 2026, the Company recorded a right-of-use asset of $26 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

During the year ended April 30, 2026, the Company recorded a right-of-use asset of $25 thousand upon commencement of a new car lease at the BioStrand, the Belgium location. The lease includes an initial term of five years.

Lease payments not recognized as a liability

The Company has elected not to recognize a lease liability for leases with an expected term of 12 months or less. Additionally, certain variable lease payments are not permitted to be recognized as lease liabilities and are recognized in profit and loss as incurred. The expense relating to payments not included in the measurement of the lease liability during the years ended April 30, 2026, 2025 and 2024 are as follows:

(in thousands)	2026 $	2025 $	2024 $
Leases of low value assets	21	21	7
Variable lease payments	466	567	467
	487	588	474

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

During the year ended April 30, 2024, the Company established an at-the-market equity offering facility ("Clear Street ATM Facility") with Clear Street LLC, replacing its previous at the market Facility with Jefferies LLC, which was terminated on February 13, 2024. A Sales Agreement (the "Clear Street ATM Agreement") was entered into with Clear Street LLC, as sole sales agent on February 23, 2024. The Company is entitled, at its discretion and from time-to-time during the term of the Clear Street ATM Agreement, to sell, through the Agent common shares of the Company. On February 23, 2024, in connection with the Clear Street ATM facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to US$60.0 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the United Securities Act of 1933, as amended, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all other cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the Clear Street ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

term of the Clear Street ATM Facility. In fiscal 2024, 629,240 common shares were sold under the Clear Street ATM Facility with proceeds net of commissions of $1.8 million.

2025 Transaction

During the year ended April 30, 2025, the Company issued 13,315,850 Common Shares under the ATM Facility with proceeds net of commissions of $12.2 million.

During the year ended April 30, 2025, the Company issued 5,893,768 common shares with a value of U.S.$3.0 million pursuant to the conversion of U.S.$3.0 million principal balance of convertible debentures.

2026 Transaction

On November 7, 2025, the Company established an at-the-market equity offering facility ("Jones ATM Facility") with JonesTrading Institutional Services, LLC ("Jones"). The Company is entitled, at its discretion and from time-to-time during the term of the Sales Agreement, to sell, through the Agent common shares of the Company. On November 7, 2025, in connection with the Jones ATM Facility, the Company filed a prospectus supplement permitting the sales of common shares having an aggregate gross sales price of up to U.S.$30.0 million. Sales of the common shares will be made in transactions that are deemed to be "at-the-market distributions" as defined in Rule 415(a)(4) of the U.S. Securities Act, including, without limitation, sales made directly on Nasdaq or any other existing trading market for the common shares in the United States. Common shares will only be sold on the facilities of an exchange or market outside Canada to purchasers who the Company has no reason to believe are resident in Canada and, in all others cases, to purchasers who are not located or resident in Canada. The Company will determine, at its sole discretion, the date, minimum price and maximum number of common shares to be sold under the Jones ATM Facility. The common shares will be distributed from time to time in negotiated transactions, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices, and/or in any other manner permitted by applicable law. As such, the prices may vary between purchasers over time. The Company is not required to sell any common shares at any time during the term of the Jones ATM Facility.

During the year ended April 30, 2026, 533,969 common shares were sold under the Jones ATM facility with net proceeds of U.S. $0.9 million.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

c)
Options

The following table summarizes stock option awards during the years ended April 30, 2026, 2025 and 2024, including the fair value determined using the Black-Scholes option pricing model:

grant date	Stock options granted	Exercisable price/option $	Awarded to	Share price on grant date $	Dividend yield	Expected volatility	Risk-free rate	Expected life	Fair value
August 3, 2024(1)	799,767	0.86(2)	Officers and employees	0.86(2)	0%	77%	3.68%	10 years	$0.7 million

(1)
Vesting conditions are as follows: one-fourth one year from hire date; one thirty-sixth each month after hire date.
(2)
Priced in U.S.$

Expected volatility of options granted is based on the historical volatility of the company from January 1, 2019 to the option grant date.

During the year ended April 30, 2026, the Company has recorded $1.3 million (2025 - $0.4 and 2024 - $1.5 million) of share-based payments expense.

The changes in the stock options for the years ended April 30, 2026, 2025 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2024 (outstanding)	1,521,367	7.17	3.47
Granted	799,767	1.22	—
Expired	(159,021)	3.80	—
Forfeited	(234,188)	1.10	—
Balance, April 30, 2025 (outstanding)	1,927,925	5.69	4.45
Expired	(571,458)	9.70	—
Forfeited	(78,750)	0.85	—
Balance, April 30, 2026 (outstanding)	1,277,717	3.80	4.29
Unvested	(317,736)	1.15	8.09
Exercisable, April 30, 2026	959,981	4.68	3.04

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

Details of the options outstanding as at April 30, 2026 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Exercisable
January 7, 2027	7.94	0.69	169,000	—	169,000
January 13, 2027	8.30	0.71	16,000	-	16,000
May 15, 2027	5.79	1.04	64,000	-	64,000
February 19, 2027(1)	5.21	0.81	7,265	-	7,265
February 19, 2028(1)	5.21	1.81	431,452	-	431,452
January 19, 2029(2)	1.88	2.73	60,000	7,778	52,222
January 4, 2033(3)	1.87	6.69	8,000	1,667	6,333
May 8, 2033(3)	1.87	7.03	4,000	1,167	2,833
June 11, 2033(3)	1.87	7.12	8,000	2,500	5,500
August 8, 2033(3)	1.87	7.28	4,000	1,417	2,583
November 13, 2033(3)	1.87	7.55	8,000	3,333	4,667
February 19, 2034(3)	1.87	7.81	8,000	3,833	4,167
August 2, 2034(4)	1.09	8.26	490,000	296,042	193,958
	3.80	4.29	1,277,717	317,736	959,981

(1)
Exercise price of U.S.$4.10. The figure in the table above is translated at the April 30, 2026 rate.
(2)
Exercise price of U.S.$1.48. The figure in the table above is translated at the April 30, 2026 rate.
(3)
Exercise price of U.S.$1.47. The figure in the table above is translated at the April 30, 2026 rate.
(4)
Exercise price of U.S.$0.86. The figure in the table above is translated at the April 30, 2026 rate.

d)
Finder’s Warrants

The changes in the finder’s warrants for the years ended April 30, 2026, 2025 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2025	186,761	17.02	1.62
Expired	(130,111)	21.36	—
Balance, April 30, 2026	56,650	1.27	2.61

Details of the finder’s warrants outstanding as at April 30, 2026 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
December 8, 2028(1)	1.27	2.61	56,650

(1)
Exercise price of U.S.$1.00. The figure in the table above is translated at the April 30, 2026 rate.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

e)
Restricted Stock Units

The following table summarizes the activity related to the Company's RSUs for the year ended April 30, 2026. For purposes of this table, vested RSUs represent the shares for which the service condition had been fulfilled as of April 30, 2026:

	Number of Restricted Stock Units #	Weighted average grant date fair value $
Balance, April 30, 2024	—	—
Granted	46,000	0.42
Balance, April 30, 2025	46,000	0
Granted	1,287,335	2.36
Exercised	(23,779)	0.70
Forfeited	(24,528)	0.15
Balance, April 30, 2026	1,285,028	2.35
Unvested	(1,272,250)	2.36
Vested and outstanding, April 30, 2026	12,778	0.71

During the year ended April 30, 2026, in the $1.3 million, (2025 - $0.4 million and 2024 - $1.5 million) of share-based expense, $1.2 million (2025 - nil and 2024 - nil) are derived from RSUs.

13.
EMPLOYEE REMUNERATION

Expenses recognized for employee wages, salaries and benefits for the years ended April 30, 2026, 2025 and 2024 are detailed below:

(in thousands)	2026 $	2025 $	2024 $
Wages, salaries	10,793	7,295	7,557
Employee benefits	1,278	1,320	1,565
Payroll taxes	469	232	245
Share-based expense	1,275	445	1,535
	13,815	9,292	10,902

14.
RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; R. Scott Areglado, CFO; Joseph Scheffler, former Interim CFO; Kristin Taylor, former CFO; Thomas Lynch, CBO; Dr. Ilse Roodink, former Chief Scientific Officer. During the years ended April 30, 2026, 2025, and 2024, the compensation for key management is as follows:

(in thousands)	2026 $	2025 $	2024 $
Salaries and other short-term benefits	3,796	3,828	2,454
Severance (included in salaries)	—	—	60
Share-based expense	912	386	928
Director compensation (included in salaries)	237	275	343
	4,945	4,489	3,785

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

At April 30, 2026, included in accounts payable and accrued liabilities is $0.9 million (April 30, 2025 - nil and 2024 - $0.3 million) due to related parties. The amounts payable are non-interest bearing and unsecured.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

15.
CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. As of April 30, 2026 the capital structure of the Company consists of shareholders’ equity of $11.8 million.

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

As of April 30, 2026, the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, leases and deferred acquisition payments approximate their fair values because of their nature and relatively short maturity dates or durations.

Concentration of risk:

Concentrations of credit risk

Credit risk relates to cash, restricted cash and amounts receivable and arises from the possibility that counterparty to an instrument may fail to perform. At April 30, 2026, all of the Company’s cash was held with tier one banks. Details of amounts receivable and allowance for credit losses as of April 30, 2026, 2025 and 2024 are as follows:

(in thousands)	2026 $	2025 $	2024 $
Amounts receivable	2,647	4,165	3,819
Allowance for credit losses	(118)	(50)	(29)
Amounts receivable, net	2,529	4,115	3,790

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

Currency risk

The Company operates in the US and Europe which gives rise to exposure to market risks from changes in foreign currency values. Most significantly, the Company is exposed to potential currency fluctuations between US and Canadian dollars, which was translated at 1.3624 at April 30, 2026, and the Euro and Canadian dollar, which was translated at 1.5966 at April 30, 2026. Fluctuations in the exchange rate could impact profitability.

At April 30, 2026, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Euros:

	Euros	US Dollars
(in thousands)	(€)	(U.S.$)
Cash	551	6,382
Amounts receivable	103	—
	654	6,382

Accounts payable and accrued liabilities	(510)	(1,473)
Leases	(100)	—
	(610)	(1,473)

Net	44	4,909

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

Contractual cash flow requirements as of April 30, 2026 were as follows:

	< 1 year	1 - 2 years	2 - 5 years	>5 years	Total
(in thousands)	$	$	$	$	$
Accounts payable and accrued liabilities	4,178	—	—	—	4,178
Leases	670	670	1,749	1,295	4,384
Total	4,848	670	1,749	1,295	8,562

17.
INVENTORIES

Inventories as of April 30, 2026 and 2025 consist of the following:

(in thousands)	2026 $	2025 $
Supplies and parts	492	1,714
Antibodies	—	194
Work in process	—	187
	492	2,095

For the years ended April 30, 2026, and 2025, inventory write-offs amounted to nil. Write-offs are typically due to obsolescence and changes in market conditions affecting the net realizable value of the inventory.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

18.
COMMITMENTS

The share purchase agreement related to the acquisition of BioStrand BV includes contingent earnout payments based on 20% of the adjusted EBITDA of BioStrand BV, as defined in the share purchase agreement, over a 7-year period ending April 30, 2029, which shall not exceed in total €12.0 million. The Company has determined these payments relate to post-acquisition services because they are contingent on the employment of two key employees and will be expensed in the period earned.

As of April 30, 2026, the Company has not incurred any related earnout payments and the unpaid commitment related to the BioStrand BV earnout is €12.0 million.

19.
GRANT AND SUBSIDY INCOME

During May 2022, the Company received a €0.5 million round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. The Company received the first disbursement of €0.2 million during the three months ended July 31, 2022. During the year ended April 30, 2026, the Company recorded nil in grant income related to this funding compared to the €0.1 million recorded in year ended April 30, 2025.

20.
SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At April 30, 2026, 2025 and 2024, the Company has one reportable segment, being antibody production and related services.

The Company’s revenues are allocated to geographic regions for the year ended April 30, 2026, 2025 and 2024 as follows:

		Years ended April 30,
Revenue by Region (in thousands)	2026 $	2025 $	2024 $
United States of America	10,307	8,663	8,439
Europe	2,795	393	929
Canada	322	234	385
Australia	1,050	896	482
Other	1,084	440	44
	15,558	10,626	10,279

The Company’s revenues are allocated according to revenue types for the year ended April 30, 2026, 2025 and 2024 as follows:

		Years ended April 30,
Revenue Allocation (in thousands)	2026 $	2025 $	2024 $
Project revenue	15,405	10,397	10,035
Product sales revenue	1	7	21
Cryostorage revenue	152	222	223
	15,558	10,626	10,279

As of April 30, 2026, all deferred revenue is expected to be recognized over the next twelve months.

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

The Company’s non-current assets are allocated to geographic regions as of April 30, 2026, 2025 and 2024 as follows:

Non-Current Assets (in thousands)	2026 $	2025 $	2024 $
North America - Corporate	82	80	80
North America	4,741	4,167	4,138
Belgium	333	268	22,261
Netherlands	—	21,172	22,022
	5,156	25,687	48,501

Geographic segmentation of the Company’s net income (loss) for the year ended April 30, 2026, 2025 and 2024 is as follows:

		Years ended April 30,
Net Income (Loss) including discontinued operations by Region (in thousands)	2026 $	2025 $	2024 $
North America - Corporate	9,361	(8,142)	(7,846)
North America	372	699	(449)
Belgium	(8,161)	(23,908)	(19,009)
Netherlands	(15,521)	1,117	1,189
	(13,949)	(30,234)	(26,115)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the year ended April 30, 2026, 2025 and 2024 is as follows:

		Years ended April 30,
Interest and accretion (in thousands)	2026 $	2025 $	2024 $
North America - Corporate	—	44	4
North America	226	224	231
Belgium	—	4	—
Netherlands	—	(7)	(19)
	226	265	216

		Years ended April 30,
Amortization and depreciation (in thousands)	2026 $	2025 $	2024 $
North America - Corporate	8	5	5
North America	758	672	687
Belgium	98	1,612	2,422
Netherlands	2	—	—
	866	2,289	3,114

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

21.
SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions (in thousands)	April 30, 2026 $	April 30, 2025 $	April 30, 2025 $
Acquisition of building and equipment by lease	287	995	7,826
Settlement of convertible debentures	—	4,242	—

The following changes in liabilities arose from financing activities:

			Non-cash changes
(in thousands)	April 30, 2025 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Discontinued Operations $	Foreign exchange movements and change in estimates $	April 30, 2026 $
Deferred acquisition payments	314	(312)	—	—	—	(2)	—
Convertible debentures	—	—	—	—	—	—	—
Leases	13,403	(782)	287	(32)	(9,590)	240	3,526
Total	13,717	(1,094)	287	(32)	(9,590)	238	3,526

			Non-cash changes
(in thousands)	April 30, 2024 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2025 $
Deferred acquisition payments	284	—	—	—	10	20	314
Convertible debentures	—	—	4,242	(4,242)	—	—	—
Leases	13,681	(1,577)	995	(99)	—	403	13,403
Total	13,965	(1,577)	5,237	(4,341)	10	423	13,717

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

			Non-cash changes
(in thousands)	April 30, 2023 $	Cash Flows $	Acquisition $	Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	April 30, 2024 $
Deferred acquisition payments	649	(146)	—	(294)	19	56	284
Leases	7,267	(1,339)	7,593	—	—	160	13,681
Total	7,916	(1,485)	7,593	(294)	19	216	13,965

22.
INCOME TAX

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory tax rates of (2026 – 27%, 2025 – 27%, and 2024 – 27%) to the earnings before income taxes. The reasons for the differences and related tax effects are as follows:

	2026	2025	2024
(in thousands)	$	$	$
Loss before income taxes	(15,552)	(37,633)	(32,162)

Income taxes on earnings before income taxes, at above statutory rate	(4,199)	(10,161)	(8,684)
Increase (decrease) in taxes resulting from:
Nondeductible (income) expenses	(180)	8	2
Estimated SR&ED ITC	—	(181)	(166)
Deferred tax liability	—	(3,871)	(1,062)
Tax rate difference by jurisdiction	747	479	562
Tax benefits not recognized	3,368	3,183	3,072
Impairment loss	—	5,720	2,790
Prior year tax assessments and adjustments	(242)	(234)	(172)
Other	56	573	797
Income taxes	(450)	(4,484)	(2,861)

	2026	2025	2024
(in thousands)	$	$	$
Current income taxes	(272)	(318)	(103)
Deferred income taxes	(178)	(4,166)	(2,758)
Income taxes including discontinued operations	(450)	(4,484)	(2,861)

Temporary differences give rise to the following deferred income tax assets and liabilities:

MINDWALK HOLDINGS CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended April 30, 2026, 2025 and 2024

(Expressed in Canadian dollars)

	2026	2025
(in thousands)	$	$
Other tax pools	—	—
Capital assets net of lease liabilities	110	217
Inventory and Intangible assets	78	(467)
Recognized deferred income tax liabilities	188	(250)

	2026	2025
(in thousands)	$	$
Non-capital losses carried forward (expire from 2027 to 2040)	44,385	12,945
Capital losses carried forward	148	295
Resource properties	1,279	—
Section 174 - R&D costs	2,518	—
Financing costs	460	199
Other	390	—
Less: unrecognized deferred income tax asset	(49,180)	(13,439)
Unrecognized deferred income tax liabilities	—	—

On July 4, 2025, tax legislation known as the One Big Beautiful Bill Act ("OBBBA") was enacted in the United States. OBBBA modifies certain international tax provisions such as the tax on Global Intangible Low Taxed Income ("GILTI") and renames GILTI as Net CFC Tested Income ("NCTI"). The Company records NCTI taxes on a deferred basis. Under the OBBBA, the Company is electing to deduct their US domestic research and development costs immediately for the current period and will amortize the capitalized costs from prior years over the remaining term. The other impacts from the OBBBA were not material to the Company.

23.
SUBSEQUENT EVENTS

Subsequent to April 30, 2026, the Company sold 263,930 shares of its common stock under its At-The-Market ("ATM") offering program. The shares were sold at a weighted average price of U.S. $1.58 per share, generating gross proceeds of approximately U.S. $416,000 and net proceeds of approximately U.S. $404,000 after deducting sales agent commissions and other offering expenses of approximately U.S. $12,500.